As confidentially submitted to the Securities and Exchange Commission on July 28, 2023
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential
Registration No. 333-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Smith Douglas Homes Corp.
(Exact name of registrant as specified in its charter)
Delaware	1531	93-1969003
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
110 Village Trail, Suite 215
Woodstock, Georgia 30188
Telephone: (770) 213-8067
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Brett Steele
General Counsel
110 Village Trail, Suite 215
Woodstock, Georgia 30188
Telephone: (770) 213-8067
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Marc D. Jaffe Senet Bischoff Benjamin J. Cohen Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10022 Telephone: (212) 906-1200 Fax: (212) 751-4864	Shane Tintle Michael Kaplan Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000
APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT IS DECLARED EFFECTIVE.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to completion,      , 2023.
P R E L I M I N A R Y  P R O S P E C T U S
     Shares

Smith Douglas Homes Corp.
Class A Common Stock
This is an initial public offering of shares of Class A common stock of Smith Douglas Homes Corp. We are offering    shares of Class A common stock.
Prior to this offering, there has been no public market for the Class A common stock. It is currently estimated that the initial public offering price per share of Class A common stock will be between $  and $  . We intend to apply to list our Class A common stock on the NYSE (as defined below) under the symbol “SDHC.”
We will have two classes of common stock authorized after this offering: Class A common stock and Class B common stock. Each share of our Class A common stock entitles its holder to one vote per share and each share of our Class B common stock entitles its holder to ten votes per share, in each case, on all matters presented to our stockholders generally. Immediately following the consummation of this offering, all of the outstanding shares of our Class B common stock will be held by our Continuing Equity Owners (as defined below), which will represent in the aggregate approximately     % of the voting power of our outstanding common stock after this offering (or approximately    % if the underwriters exercise in full their option to purchase additional shares).
We will be a holding company, and upon consummation of this offering and the application of proceeds therefrom, our principal asset will consist of LLC Interests (as defined below) we acquire directly from Smith Douglas Holdings LLC and from each Continuing Equity Owner, collectively representing an aggregate    % economic interest in Smith Douglas Holdings LLC. The remaining    % economic interest in Smith Douglas Holdings LLC will be owned by the Continuing Equity Owners through their ownership of LLC Interests.
Smith Douglas Homes Corp. will be the sole managing member of Smith Douglas Holdings LLC. We will operate and control all of the business and affairs of Smith Douglas Holdings LLC and, through Smith Douglas Holdings LLC, conduct our business.
Following this offering, we will be a “controlled company” within the meaning of the corporate governance rules of the New York Stock Exchange. See “Our organizational structure” and “Management—Controlled company exception.”
We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), and will be subject to reduced disclosure and public reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company.
See “Risk factors” beginning on page 25 to read about factors you should consider before buying shares of our Class A common stock.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to Smith Douglas Homes Corp.	$	$
(1)	We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See “Underwriting.”
The underwriters have the option to purchase up to an additional    shares of Class A common stock from us at the initial price to public less the underwriting discount within 30 days of the date of this prospectus.
The underwriters expect to deliver the shares of Class A common stock against payment in New York, New York on    , 2023.
J.P. Morgan	BofA Securities	RBC Capital Markets	Wells Fargo Securities
Wolfe | Nomura Alliance
Prospectus dated     , 2023

We and the underwriters (and our and their respective affiliates) have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any related free writing prospectuses prepared by or on behalf of us or to which we have referred you. We and the underwriters (and our and their respective affiliates) take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters (and our and their respective affiliates) are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is current only as of its date regardless of the time of delivery of this prospectus or of any sale of our Class A common stock. Our business, financial condition, results of operations, and prospects may have changed since that date.
Through and including    , 2023 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
For investors outside the U.S.: We have not, and the underwriters have not, done anything that would permit this offering or the possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for purpose is required, other than in the United States. Persons outside the U.S. who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of Class A common stock and the distribution of this prospectus outside the U.S. See “Underwriting.”
i

Basis of presentation
Organizational structure
In connection with the closing of this offering, we will undertake certain organizational transactions to reorganize our corporate structure. Unless otherwise stated or the context otherwise requires, all information in this prospectus reflects the consummation of the organizational transactions described in the section titled “Our organizational structure” and this offering, and the application of the proceeds therefrom, which we refer to collectively as the “Transactions.”
See “Our organizational structure” for a diagram depicting our organizational structure after giving effect to the Transactions, including this offering.
Certain definitions
As used in this prospectus, unless the context otherwise requires, references to:
•
“adjusted return on equity” or “adj. ROE” refers, for us, to pre-tax net income attributable to Smith Douglas Holdings LLC tax effected for our anticipated 25% federal and state blended tax rate, assuming 100% public ownership, divided by average total equity. For the public company homebuilders, “adjusted return on equity” or “adj. ROE” refers to net income divided by average total equity.

•
“adjusted return on inventory” refers to, unless stated otherwise, pre-tax net income attributable to Smith Douglas Holdings LLC tax effected for our anticipated 25% federal and state blended tax rate, assuming 100% public ownership, divided by the average of current and prior period closing real estate inventory.

•	“ASP” refers to the average sales price of either our homes closed, our new home sales, or our backlog homes (at period end).
•	“average total equity” refers to average of current and prior period closing total equity.
•
“Basis Adjustments” refers to an allocable share (and increases thereto) of existing tax basis, in Smith Douglas Holdings LLC’s assets and tax basis adjustments with respect to such assets resulting from (a) Smith Douglas Homes Corp.’s purchase of LLC Interests from Smith Douglas Holdings LLC and each Continuing Equity Owner in connection with the Transactions, as described under “Use of proceeds”, (b) any future redemptions or exchanges of LLC Interests from the Continuing Equity Owners, (c) certain distributions (or deemed distributions) by Smith Douglas Holdings LLC, and (d) payments made under the Tax Receivable Agreement.

•	“construction cycle time” refers, unless stated otherwise, to the number of business days between the start of the construction of foundations in a home and quality acceptance.
•	“CAGR” refers to compound annual growth rate.
•
“Continuing Equity Owners” refers collectively to the owners of LLC Interests in Smith Douglas Holdings LLC prior to the consummation of the Transactions, who will also be holders of LLC Interests and our Class B common stock immediately following consummation of the Transactions, including the Founder Fund and GSB Holdings, who may, following the consummation of this offering, exchange at each of their respective options, in whole or in part from time to time, their LLC Interests, as applicable, for, at our election (determined solely by our independent directors (within the meaning of the Exchange rules) who are disinterested), cash or newly-issued shares of our Class A common stock as described in “Certain relationships and related person transactions—Smith Douglas LLC Agreement—Agreement in effect upon consummation of the Transactions.” In connection with an exchange of LLC Interests, a corresponding number of shares of Class B common stock shall be immediately and automatically transferred to Smith Douglas Homes Corp. for no consideration and canceled.

•	“Exchange” or “NYSE” refers to the New York Stock Exchange.
•	“Founder Fund” refers to BFP Trust II A, for which our founder and Chairman, Tom Bradbury, is co-trustee.
•	“GSB Holdings” refers to GSB Holdings LLC, for which our Chief Executive Officer, Greg Bennett, is the sole member.
•	“inventory turnover” refers, unless stated otherwise, to cost of sales divided by the average of current and prior period real estate inventory.

•	“LLC Interests” refers to the membership units of Smith Douglas Holdings LLC, including those that we purchase with the net proceeds from this offering.
•
“pro forma for the Transactions” refers, unless stated otherwise, to the unaudited condensed consolidated financial information of Smith Douglas Homes Corp. giving pro forma effect to the Transactions, including the offering and sale of    shares of Class A common stock in this offering at an initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus and the proposed use of proceeds.

•
“public company homebuilders” refers to Beazer Homes USA, Inc., Century Communities, Inc., Dream Finders Homes, Inc., D.R. Horton, Inc., Green Brick Partners, Inc., KB Home, Landsea Homes Corp., Lennar Corporation, LGI Homes, Inc., M.D.C. Holdings, Inc., Meritage Homes Corporation, M/I Homes, Inc., NVR, Inc., PulteGroup, Inc., Taylor Morrison Home Corporation, Toll Brothers, Inc., and TRI Pointe Group, Inc.

•
“Section 704(c) Allocations” refers to disproportionate allocations (if any) of tax benefits to Smith Douglas Homes Corp. under Section 704(c) of the Internal Revenue Code of 1986, as amended (the “Code”), resulting from its acquisition of LLC Interests from Smith Douglas Holdings LLC in connection with the Transactions.

•
“Smith Douglas LLC Agreement” refers to Smith Douglas Holdings LLC’s Seventh Amended and Restated limited liability company agreement, as amended by the Second Amendment thereto, which will become effective prior to the consummation of this offering, and as such agreement may thereafter be amended and/or restated.

•
“Tax Receivable Agreement” refers to the Tax Receivable Agreement to be entered into by and among Smith Douglas Homes Corp., Smith Douglas Holdings LLC and the Continuing Equity Owners in connection with this offering, pursuant to which, among other things, Smith Douglas Homes Corp. will be required to pay to each Continuing Equity Owner 85% of certain tax benefits, if any, that it realizes (or in certain cases is deemed to realize) as a result of the tax benefits provided by Basis Adjustments, Section 704(c) Allocations, and certain other tax benefits (such as interest deductions) covered by the Tax Receivable Agreement as described in “Certain relationships and related person transactions—Tax Receivable Agreement.”

•	“Transactions” refers to the organizational transactions described in the section titled “Our organizational structure” and this offering, and the application of the net proceeds therefrom.
•
“we,” “us,” “our,” the “Company,” “Smith Douglas,” and similar references refer: (i) following the consummation of the Transactions, including this offering, to Smith Douglas Homes Corp., and, unless otherwise stated, all of its direct and indirect subsidiaries, including Smith Douglas Holdings LLC, and (ii) prior to the completion of the Transactions, including this offering, to Smith Douglas Holdings LLC.

Smith Douglas Homes Corp. will be a holding company and the sole managing member of Smith Douglas Holdings LLC, and upon consummation of the Transactions, its principal asset will consist of LLC Interests.
Presentation of financial information
Smith Douglas Holdings LLC is the accounting predecessor of Smith Douglas Homes Corp. for financial reporting purposes. Smith Douglas Homes Corp. will be the audited financial reporting entity following this offering. Accordingly, this prospectus contains the following historical financial statements:
•
Smith Douglas Homes Corp. Other than the inception balance sheet, dated as of June 20, 2023, the historical financial information of Smith Douglas Homes Corp. has not been included in this prospectus as it is a newly incorporated entity, has had no business transactions or activities to date, besides our initial capitalization.

•
Smith Douglas Holdings LLC. Because Smith Douglas Homes Corp. will have no interest in any operations other than those of Smith Douglas Holdings LLC, the historical financial information included in this prospectus is that of Smith Douglas Holdings LLC.

Certain monetary amounts, percentages, and other figures included in this prospectus have been subject to rounding adjustments. Percentage amounts included in this prospectus have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements included elsewhere in this prospectus. Certain other amounts that appear in this prospectus may not sum due to rounding.

Key terms and performance indicators used in this prospectus; non-GAAP financial measures
Throughout this prospectus, we use a number of key terms and provide a number of key performance indicators and non-GAAP financial measures used by management. Please see “Management’s discussion and analysis of financial condition and results of operations—Key metrics and non-GAAP financial measures” for definitions and further information about why and how we calculate key performance indicators and non-GAAP financial measures, including a reconciliation of the following:
•
adjusted home closing gross profit, defined as home closing revenue less cost of home closings, excluding capitalized interest charged to cost of home closings, impairment charges and adjustments resulting from the application of purchase accounting included in cost of sales, if applicable;

•	adjusted home closing gross margin, defined as adjusted home closing gross profit as a percentage of home closing revenue;
•	EBITDA, defined as net income before (i) interest income, (ii) capitalized interest charged to cost of home closings, (iii) interest expense, (iv) income tax expense, and (v) depreciation; and
•	EBITDA margin, defined as EBITDA as a percentage of home closing revenue.
We use non-GAAP financial measures, such as adjusted home closing gross profit, adjusted home closing gross margin, EBITDA, and EBITDA margin, to supplement financial information presented in accordance with generally accepted accounting principles in the U.S. (“GAAP”). We believe that excluding certain items from our GAAP results allows management to better understand our consolidated financial performance from period to period and better project our future consolidated financial performance, as applicable, as forecasts are developed at a level of detail different from that used to prepare GAAP-based financial measures. Moreover, we believe these non-GAAP financial measures provide our stakeholders with useful information to help them evaluate our operating results and make more meaningful period to period comparisons. There are limitations to the use of the non-GAAP financial measures presented in this prospectus. For example, our non-GAAP financial measures may not be comparable to similarly titled measures of other companies. Other companies, including companies in our industry, may calculate non-GAAP financial measures differently than we do, limiting the usefulness of those measures for comparative purposes. See “Prospectus summary—Summary historical and pro forma condensed consolidated financial and other data” and “Management’s discussion and analysis of financial condition and results of operations.”
Trademarks
This prospectus includes our trademarks and trade names which are protected under applicable intellectual property laws and are our property. This prospectus also contains trademarks, trade names, and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names, and service marks referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent permitted under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names, and service marks. We do not intend our use or display of other parties’ trademarks, trade names, or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.
Market and industry data
Unless otherwise indicated, information contained in this prospectus concerning our industry, competitive position, and the markets in which we operate is based on information from independent industry and research organizations, other third-party sources, and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and other third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data, and our experience in, and knowledge of, such industry and markets, which we believe to be reasonable. In addition, projections, assumptions, and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk factors” and “Cautionary note regarding forward-looking statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Throughout this prospectus, we refer to our key performance indicators and non-GAAP financial measures of our public company homebuilder peers. There are limitations to the use of these comparisons presented in this prospectus. For example, our key performance indictors and non-GAAP financial measures may not be comparable to similarly titled measures of other companies. Our public company homebuilder peers do not all have the same fiscal year end, and we generally refer to publicly available information for the fiscal year end or to the trailing twelve month period, where appropriate.
The sources of certain statistical data, estimates, and forecasts contained in this prospectus are in the market study prepared for us by John Burns Real Estate Consulting, LLC (“JBREC”), an independent research provider and consulting firm, based on the most recent data available as of June 2023. We have paid JBREC a fee of $40,000 for its services, plus an amount charged at an hourly rate for additional information we may require from JBREC from time to time in connection with its services. Such information is included in this prospectus in reliance on JBREC’s authority as an expert on such matters. Any forecasts prepared by JBREC are based on data (including third-party data), models and the experience of various professionals and on various assumptions (including completeness and accuracy of third-party data), all of which are subject to change without notice. See “Market opportunity” and “Experts” in this prospectus for additional information.
v

Prospectus summary
This summary highlights selected information included elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our Class A common stock. You should read the entire prospectus carefully, including the “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements, and the related notes included elsewhere in this prospectus, before making an investment decision. Some of the statements in this prospectus constitute forward looking statements. See “Cautionary note regarding forward-looking statements.”
Our company
We are one of the nation’s fastest growing private homebuilders by number of closings and are engaged in the design, construction, and sale of single-family homes in some of the highest growth and most desirable markets in the Southeastern United States. We employ an efficient land-light, production focused, and conservatively leveraged business model, which we believe results in a compelling combination of strong home closing gross margins, construction cycle times, and returns. Our communities are primarily targeted to entry-level and empty-nest homebuyers. We offer our homebuyers an attractive value proposition by providing a personalized home buying experience at affordable price points. With the goal of becoming one of the most dominant homebuilders in the Southeastern and Southern United States, we intend to grow operations within our existing footprint and to expand into new markets where we can most effectively implement our business strategy and maximize our profit and returns.
Pursuant to our land-light business model, we typically purchase finished lots through lot-option contracts from third-party land developers or land bankers. Our lot acquisition strategy reduces our up-front capital requirements and generally provides for “just-in-time” lot delivery, which closely aligns with our pace of home sales and home starts. We believe our lot acquisition strategy reduces our operating and financial risk relative to other homebuilders that own a higher percentage of their land supply on balance sheet. As of December 31, 2022, 96% of our unstarted controlled lots were controlled through finished lot option contracts. Our strategy and focus on capital efficiency has delivered strong risk-adjusted returns, as evidenced by our adjusted return on equity and adjusted return on inventory of 81% and 75%, respectively, for the year ended December 31, 2022.
We are a disciplined, process driven, and schedule-oriented company. We utilize a single database ERP system called SMART Builder (that we nonexclusively license from an entity affiliated with the Founder Fund) that is fully integrated with our homebuilding operations. Through SMART Builder, we manage all aspects of our construction process and work-flow scheduling in real-time, enhancing our operating efficiency and helping us generate higher returns for our stockholders. Additionally, we approach our homebuilding operations through a partnership-oriented and relationship-based process called Rteam. The key tenet of Rteam is to enhance the collaboration, visibility, and mutual accountability between us and our key business partners, including the developers, suppliers, and trade partners within our production model. The Rteam process is the foundation of our operational success and the key driver of our current strong construction cycle times of approximately 60 business days and high inventory turnover rate of 3.8x for the year ended December 31, 2022. The combination of our production efficiency and real-time construction management capabilities allows us to generate strong adjusted home closing gross margins, which were 30% for the year ended December 31, 2022.
We pride ourselves on offering our homebuyers a personalized, affordable luxury buying experience at attractive prices. For the year ended December 31, 2022, our ASP of homes closed was $342,959, providing an attractive price point for our target homebuyers with starting base prices below Federal Housing Administration (“FHA”) loan limits. We construct most of our homes on a pre-sold basis, where our homebuyers choose their homes based on a select number of value-engineered floor plans and are offered flexibility on the selection of home options. The SMART Builder system and Rteam process allows this optionality for homebuyers based on just-in-time modifications. As a result of our differentiated value proposition and efficient construction cycle times, we believe we typically achieve a high level of homebuyer satisfaction and experience low cancellation rates, which were 11% for the year ended December 31, 2022.
Our geographic footprint is concentrated in markets that demonstrate strong population and employment growth trends, favorable migration patterns, and desirable lifestyle and weather conditions. Our operations are currently organized into five geographical segments; our reportable segments include Atlanta, Raleigh, Charlotte, Nashville, and Alabama (which consists of both Birmingham and Huntsville). Each of our markets is experiencing strong momentum in housing demand drivers relative to historic averages, and we believe there is significant opportunity to expand our presence in each of our respective markets.
We intend to utilize proceeds from this offering to continue the expansion of our communities and the overall growth of our platform. We have demonstrated significant growth since our inception in 2008, joining the Builder Magazine Top 100 list as the 83rd largest builder based on number of closings in 2014 and have grown to be ranked as the 38th largest builder for closings in 2022. Additionally, based off of the Builder Magazine Top 100 list, we believe we are the second largest private builder founded after 2007 and sixth largest builder overall founded after 2007, each based on 2022 home closings. During the year ended December 31, 2022, we closed 2,200 homes as compared to 1,038 homes in the year ended December 31, 2017, representing a 16% CAGR over the last five years. In the same period, our revenue grew at a 26% CAGR from $240.3 million to $755.4 million.
Our history
Our founder and Chairman, Tom Bradbury, has almost 50 years of experience in the homebuilding industry. Before founding Smith Douglas Homes, Mr. Bradbury founded Colony Homes in 1975, and built it into one of the largest and most recognized homebuilders in the Southeastern United States in the 1990s and early 2000s. Our Chief Executive Officer, Greg Bennett, worked alongside Mr. Bradbury at Colony Homes as Region President, where he helped drive the growth of the company. While running Colony Homes, Tom and Greg developed and refined the disciplined operating philosophy and integrated ERP system (SMART Builder) that we license for use today. Like Smith Douglas Homes, Colony Homes catered to the entry-level homebuyer segment, and it had peak closings of over 2,200 homes in 2001 before its eventual sale to KB Home in 2003.
In 2008, in the wake of the Global Financial Crisis, Tom saw a unique opportunity to re-enter the homebuilding industry, creating Smith Douglas Homes and breaking ground on its first home in Atlanta, Georgia. In 2012, we surpassed 500 cumulative closings in Atlanta and began to establish our regional presence with an organic expansion into the Raleigh market in 2014, followed by Birmingham in 2015, and Charlotte and Nashville in 2016. In 2017, across all our existing markets, we delivered over 1,000 homes and generated approximately $240 million of home closing revenue.
In 2020, we continued to scale within our markets, completing over 900 annual home closings in Atlanta while also closing on over 200 homes in each of our other markets. In addition, in that year we continued our organic expansion by entering the Huntsville market. In 2023, we were ranked the second largest private builder by 2022 closings by the Atlanta Real Estate Forum, and in 2022 Atlanta became our first market to account for over 1,000 home closings in a calendar year. During the year ended December 31, 2022, we closed 2,200 homes across all our markets while surpassing 10,000 cumulative home closings.
As part of the next phase of our growth, we intend to expand operations within the Southern United States. In May 2023, we entered into an LOI to acquire substantially all of the assets of Devon Street Homes, a high-quality regional homebuilder based in Houston, Texas that closed 324 homes in 2022. We believe the acquisition of Devon Street Homes will create a launching point for our company within the Texas market and will allow us to pursue expansion opportunities across the Southern United States. See “Recent developments—Letter of intent to acquire regional Houston homebuilder.”

(1)	Based on Builder Magazine’s Top 100 list; achievements correspond to the year the ranking was based on.
(2)
Estimated purchase price of $80 million, primarily from cash on hand, availability under the Credit Facility and a three-year promissory note in the principal amount of $5 million payable to the seller. See “Recent developments—Letter of intent to acquire regional Houston homebuilder.”

Market opportunity
The U.S. housing market is proving to be resilient, driven by favorable supply and demand characteristics. The strong demand for housing during the pandemic, aided by above-average household formation, began to slow as mortgage rates rose in response to high levels of inflation. The demand for housing in the Southeast and Texas accelerated during the pandemic, with strong in-migration to these regions partially attributable to work-from-home opportunities. According to the U.S. Census Bureau, the number of single-family home permits issued fell to 853,200 for the year ended May 2023, which is 8.4% below the 1980-2019 average. The employment sector remains solid, recovering all jobs lost during the early months of the pandemic, and continuing to show year-over-year growth. A lack of available housing supply and affordability challenges brought on by rising prices and mortgage rates led to seasonally adjusted new home sales declining to 763,000 transactions in the year ended May 2023, according to the U.S. Census Bureau.

Existing Home Inventory for Sale
3-month average (NSA)
Existing Inventory = 1.0M
Historical average = 2.26M
4.0M
3.7M
3.4M
3.1M
2.8M
2.5M
2.2M
1.9M
1.6M
1.3M
1.0M
0.7M
1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023

Sources: National Association of REALTORS®, John Burns Researcn and Consulting, LLC (Data: May-23; Pub: Jun-23)

*Historical Average: Dec-87 through current

For the existing home market, the national affordability is significantly worse than the historical normal level, owing to the level of increase in home prices since the beginning of the pandemic and the more-recent increase in mortgage rates. The median existing single-family home price was $401,100 in May 2023, according to the National Association of REALTORS. Nationally, for-sale housing is overpriced by approximately 38%, with housing costs comprising nearly 43% of incomes as of May 2023, well above a more normal ratio of 31%. Supply of listed existing homes for the year ended May 2023 totaled three months. While this near-record-low level has likely been affected by greater efficiencies in the resale process, it is still a low number compared to the 1983-2019 average of 6.7 months. A lack of supply in the existing home market—just 3.0 months of supply of homes for sale as of May 2023—has provided a boost to the new home market and has kept prices from significant correction in the existing home market. In May 2023, the Burns Home Value Index had declined 0.9% year-over-year, after rising an estimated 37.6% from February 2020 to April 2022.
Our markets and metropolitan areas include Atlanta, Birmingham, Charlotte, Houston (assuming the completion of the Devon Street acquisition), Huntsville, Nashville, and Raleigh-Durham.
Atlanta, Georgia
We entered the Atlanta market in 2008 when we broke ground on our first home. The Atlanta market is the 8th-largest metro area in the United States by population. The average population growth rate over the last five years has been 1.1%, which is nearly three times the national average of 0.4% annually for the same period. As of April 2023, the number of households increased 1.5% from April 2022 to reach about 2.34 million total households in the Atlanta metropolitan statistical area (the “MSA”). As of 2021, there are about 1.44 million owner-occupied single-family homes in Atlanta, accounting for 59.0% of the total housing stock. From 2012 to 2021, new home sales volume experienced strong annual growth by an average of 14.4%. As of April 2023, the median new home price was $470,200, up 9.5% from April 2022. The median resale price for a detached home was $363,900 as of April 2023, up 2.0% from April 2022.
Birmingham, Alabama
We first entered the Birmingham market, which is the 50th-largest metro area in the United States by population, in 2015. The average population growth rate over the last five years has been 0.2%, which is below the national average of 0.4% annually for the same period. As of April 2023, the number of households increased by 0.4% from April 2022 to reach about 475,700 total households in the Birmingham MSA. As of 2021, there are about 277,400 owner-occupied single-family homes in Birmingham, accounting for 56.0% of the total housing stock. From 2012 to 2021, new home sales volume experienced strong annual growth by an average of 24.2%. As of April 2023, the median new home price was $336,600, down 10.4% from April 2022. The median resale price for a detached home was $215,800 as of April 2023, down 6.4% from April 2022.
Charlotte, North Carolina
We expanded our operations into the Charlotte market in 2016. The Charlotte market is the 23rd-largest metro area in the United States by population. The average population growth rate over the last five years has been 1.7%, which is above the national average of 0.4% annually for the same period. As of April 2023, the number of households increased 1.9% from April 2022 to reach about 1.09 million total households in the Charlotte MSA. As of 2021, there are about 644,700 owner-occupied single-family homes in Charlotte, accounting for 56.5% of the total housing stock. New home sales peaked in 2021 reaching 13,645 sales. Although sales numbers have softened due to the rise in rates, the Charlotte MSA had 12,854 new home sales, up 1.9% year-over-year as of April 2023. As of April 2023, the median new home price was $425,700, down 2.3% from April 2022. The median resale price for a detached home was $354,400 as of April 2023, down slightly from April 2022.
Houston, Texas
As part of the next phase of our growth, we intend to expand operations within the Southern United States. Assuming the consummation of the Devon Street Homes acquisition, we plan on entering into the Houston market in the third quarter of 2023. See “Recent developments—Letter of intent to acquire regional Houston homebuilder.” The Houston market is the 5th-largest metro area in the United States by population. The average population growth rate over the last five years has been 1.3%, which is greater than three times the national average of 0.4% annually for the same period. As of April 2023, the number of households increased

1.8% from April 2022 to reach about 2.69 million total households in the Houston MSA. As of 2021, there are about 1.48 million owner-occupied single-family homes in Houston, accounting for 52.5% of the total housing stock. From 2019 through 2021, new home sales volume experienced strong annual growth by an average of 11.9% before declining 5.0% in 2022 as interest rates rose. As of April 2023, the median new home price was $290,300, down 5.3% from April 2022. The median resale price for a detached home was $328,700 as of April 2023, down 3.6% from April 2022.
Huntsville, Alabama
We first entered the Huntsville market, which is the 124th-largest metro area in the United States by population, in 2021. Huntsville’s growth rate has averaged 2.0% per year from 2017 through 2022, peaking at 2.3% in 2020. As of April 2023, the number of households increased 1.8% from April 2022 to reach about 209,600 total households in the Huntsville MSA. As of 2021, there are about 138,700 owner-occupied single-family homes in Huntsville, accounting for 63.7% of the total housing stock. Annual new home sales had risen from 1,361 in 2013 to 3,720 in 2021, before dropping 2.0% in 2022 as interest rates rose. As of April 2023, the median new home price was $339,700, down 5.1% from April 2022. The median resale price for a detached home was $244,100 as of April 2023, down 5.5% from April 2022.
Nashville, Tennessee
We expanded our operations into the Nashville market in 2016 and, according to Builder Magazine, we are currently the tenth largest builder in Nashville. The Nashville market is the 36th-largest metro area in the United States by population. The average population growth rate over the last five years has been 1.5%, which is above the national average of 0.4% annually for the same period. As of April 2023, the number of households increased 2.4% from April 2022 to reach about 849,600 total households in Nashville. As of 2021, there are about 499,500 owner-occupied single-family homes in Nashville, accounting for 58.1% of the total housing stock. New home sales increased by an annual average of 12.9% and the median new home price appreciated by an annual average of 5.8% from 2011 through 2021, but sales volume did decline by 6.9% in 2022 as mortgage interest rates spiked. As of April 2023, the median new home price was $511,800, up 6.6% from April 2022. The median resale price for a detached home was $422,500 as of April 2023, down 6.8% from April 2022.
Raleigh-Durham, North Carolina
We first entered the Raleigh-Durham market in 2014. The Raleigh-Durham market is the 41st-largest metro area in the United States by population. The average population growth rate over the last five years has been 1.9%, which is nearly five times the national average of 0.4% annually for the same period. As of April 2023, the number of households increased 2.1% from April 2022 to reach about 840,900 total households in the Raleigh-Durham MSA. As of 2021, there are about 477,200 owner-occupied single-family homes in Raleigh-Durham, accounting for 56.7% of the total housing stock. From 2012 through 2022, new home sales volume experienced strong annual growth by an average of 8.8%. As of April 2023, the median new home price was $470,600, up 3.6% from April 2022. The median resale price for a detached home was $437,100 as of April 2023, down 1.4% from April 2022.
JBREC projects that the long-term overall housing demand remains strong, with an estimated 17.1 million housing units required in the 10 years through 2030 to meet the demand generated by net new household formations, second homes, replacement of existing units, and to bring a better balance to housing demand and supply dynamics. These projections assume normal housing affordability conditions; prolonged housing affordability challenges would reduce housing demand.

+ 12.7 Million
Households Formed
+ 500 Thousand
New Second Homes
+ 2.3 Million
Teardowns
+ 1.7 Million
Undersupplied Homes

The largest five-year age cohort in the United States turns 31-35 in 2023, and the median age of a first-time homebuyer is 36 years old, according to the National Association of REALTORS 2022 Profile of Home Buyers and Sellers. As housing affordability has posed challenges for many potential homebuyers, pent-up demand for home buying does exist in the market today. Given U.S. birth trends, JBREC projects this home-buying-age cohort should continue to grow over the next one to two decades, though overall growth levels will also depend on immigration trends.
Our competitive strengths
We strive to generate consistent growth and strong risk-adjusted returns for our stockholders through our attractive operational and financial profile supported by our combination of operating efficiencies, a land-light business model, and conservative balance sheet. Our track record of successful financial performance and growth is driven by our relentless focus on optimizing our homebuilding operations and the efficient use of our capital. We believe the following strengths create a significant competitive advantage as we execute upon our business strategy and pursue future growth.
Efficient, schedule driven manufacturing platform that drives strong construction cycle times and robust home closing gross margins
We maintain a highly efficient homebuilding production model which results in robust home closing gross margins and profitability. For the year ended December 31, 2022, we achieved an adjusted home closing gross margin of 30%, which was among the highest in the public homebuilding sector, and also currently average a construction cycle time of approximately 60 business days. We achieve economies of scale across our production model by offering a consistent set of core floor plan options across all our markets. For the year ended December 31, 2022, for example, over 90% of our closings were derived from fewer than 30 floor plans. We also seek to further improve our production efficiencies through the continuity of the trade partner construction teams we utilize across multiple job sites. This continuity increases trade partner familiarity with our floor plans and building materials, which in turn increases productivity and allows us to target a minimum of one home start a day per Rteam. We believe our Rteam philosophy is the foundation of our operational success and places significant focus on accountability and collaboration, emphasizing a mindset of shared success whereby each partner's contribution is critical to the success of everyone else and the overall success of a project. To further facilitate our efficient homebuilding operations, we utilize an ERP system, SMART Builder, which is a real-time, schedule driven, single database that manages our entire homebuilding construction ecosystem, including sales, purchasing, scheduling, production, accounting, and servicing. The combination of all of the above factors allows us to operate efficiently and ultimately supports our ability to drive our low cycle times, high inventory turnover and strong margins and returns.

Land-light business model that allows for both risk mitigation and enhanced returns
Core to our success is the capital efficient, land-light operating strategy we have employed since our inception. We believe this approach mitigates risk and, consistent with our efficiency focused culture, enhances our returns. We primarily acquire finished lots from reputable third-party land developers and land bankers through lot-option contracts, thereby avoiding the financial requirements and risks associated with land ownership and land development. Our primary obligation and potential economic risk for failure to perform under our lot-option contracts is typically limited to the amount of our deposit. Additionally, we aim to limit our balance sheet risk by typically keeping less than two months of finished lots on our balance sheet at any given time. By utilizing a “just-in-time” approach to lot acquisitions, we reduce our up-front capital commitments and in turn drive higher inventory turnover and returns. As of December 31, 2022, we controlled 7,848 lots through option contracts, representing 96% of our total unstarted controlled lots, compared to an average of 47% for public company homebuilders. Our inventory turnover was 3.8x in 2022, compared to an average inventory turnover of 1.3x for public company homebuilders. Our adjusted return on equity and adjusted return on inventory was 81% and 75%, respectively, in 2022, compared to the averages of 28% and 24%, respectively, for public company homebuilders.
Established presence in attractive, high growth markets
We are focused on favorable, high growth housing markets primarily in the Southeastern and Southern United States. Since establishing our initial presence in Atlanta, we have steadily expanded our footprint into Raleigh, Birmingham, Charlotte, Nashville, and Huntsville over the last nine years. Our markets exhibit attractive demographic trends, including high employment growth, strong supply and demand fundamentals, positive net migration, home price appreciation, favorable land pricing, and low costs of living, which we believe will support the long-term growth of new home sales. According to JBREC, the majority of our markets rank among the top ten in the Southeast for positive net migration over the last year. We believe the combination of these compelling trends and our strong presence within these markets will help facilitate the execution of our growth strategy.

GEOGRAPHIC FOOTPRINT

Raleigh
Nashville
TN
NC
Huntsville
Charlotte
GA
AL
Atlanta
TX
Houston(1)
Birmingham

(1)	Assuming the consummation of the Devon Street Homes acquisition.
Scalable platform well positioned to expand in existing and new markets
Since our inception in 2008, we have expanded our homebuilding operations through consistent organic growth. We utilize our management team’s deep industry knowledge, disciplined underwriting and project management capabilities, and our scalable, process-driven, schedule-oriented platform to grow in submarkets within our existing footprint as well as enter new markets. In Atlanta, we have rapidly and profitably grown our presence, celebrating our 5,000th cumulative closing in 2020. We have successfully scaled our business while maintaining strong margins by targeting markets where we can replicate our land-light strategy and Rteam production model, and also leverage our strong relationships with local developers, suppliers, and municipalities to grow communities. For the year ended December 31, 2022, we closed 2,200 homes, achieving a 16% CAGR on closed homes from 2017 to 2022. Among homebuilders that began operations after 2007, based off of the Builder Magazine Top 100 list, we believe we are the sixth largest homebuilder in the country and the second largest private builder, each based on number of 2022 home closings, which further highlights our platform’s ability to scale. Going forward, we intend to apply our management team’s strong execution capabilities to capitalize on growth opportunities within our existing markets and new markets.
Differentiated ability to offer a personalized homebuying experience to price-conscious homebuyers
Through our efficient and differentiated operating approach, we have the ability to offer our target homebuyers a personalized affordable luxury buying experience. As part of our home offerings, we provide homebuyers a wide range of value engineered exterior and interior options. Additionally, because we offer a consistent, optimized set of floor plans and home options across our markets, we can reduce costs, shorten construction cycle times, and ultimately deliver a high-quality personalized home at an attractive price point, which averaged $342,959 on homes closed in 2022. Combined, our compelling value, high level of personalization, and superior home construction times have resulted in one of the lowest cancellation rates amongst all the public company homebuilders, which were 11% in 2022, meaningfully below public company homebuilders’ average of 21%. We believe our ability to offer a personalized buying experience at an affordable price point will continue to create meaningful differentiation in the market for us.
Veteran management team with track record of success and significant public company experience
We benefit from a seasoned management team with a long history of generating consistent positive financial results and strong returns for stockholders. Our management team averages over 25 years of industry experience, with many of our executives and upper management having previously held senior roles at other public homebuilder companies, including KB Home, WCI Communities, Beazer Homes, Meritage Homes, Pulte, and NVR. Our founder, Tom Bradbury, is a long-time industry veteran who previously founded Colony Homes. Under his leadership, Colony Homes grew into one of the largest homebuilders in the Southeastern United States focused on entry-level homebuyers and was ultimately sold to KB Home in 2003. Our Chief Executive Officer, Greg Bennett, has spent most of his career working alongside Mr. Bradbury, starting in 1986 and through his last position as Region President of Colony Homes prior to its sale to KB Home. In 2004, Greg founded his own homebuilding company, Greg Bennett Homes, which he operated until he joined Smith Douglas Homes in 2015. Our Chief Financial Officer, Russell Devendorf, has previously served as Chief Financial officer at WCI Communities, where he helped spearhead the restructuring and turnaround of the company from 2008 to its successful IPO in 2013 and its eventual sale to Lennar in 2017. Our management’s experience adds a level of expertise, governance, and accountability that we believe is distinct for companies of our size. After the consummation of this offering, in the aggregate, management will continue to own    % of outstanding common stock, creating long-term alignment of interests between management and stockholders.
Conservative balance sheet and liquidity, with substantial capacity to drive growth
We maintain a conservatively leveraged and flexible balance sheet which reflects our efficiency-minded operating philosophy. As of December 31, 2022, our debt-to-book capitalization was 8%, and our net-debt-to-net book capitalization was (10)%. We maintain significant liquidity, with $29.6 million of cash and cash equivalents on hand and $102.6 million of undrawn capacity under our revolving Credit Facility (exclusive of outstanding letter of credit) as of December 31, 2022. Following this transaction, we believe our enhanced liquidity position will allow us to react nimbly to market conditions and to pursue attractive organic growth or acquisition opportunities.
Our strategy
We expect to execute on the strategies below to establish our legacy as one of the country’s leading homebuilders and to continue driving consistent growth, operating efficiency, and strong returns while delivering high-quality, personalized homes to homebuyers at affordable price points. Through the execution of our business strategy, we will strive to expand our platform and become a top homebuilder in the United States.
Capitalize on our land-light capital strategy to efficiently build new communities and drive superior risk-adjusted returns
We intend to continue our land-light lot acquisition strategy to support future growth while maintaining strong equity returns. We believe this approach, combined with our primarily pre-selling / build-to-order strategy, allows us to efficiently build new communities while also limiting our operational and financial risk during various economic cycles. Without the financial and operational risks of undeveloped land ownership, we create an even flow of lot purchases, better aligning the pace of home sales and home starts. Furthermore, to drive greater inventory turnover, we utilize financial incentive structures within our market divisions to target no more than approximately two months of finished lots and four months of started lots at any given time. We have utilized the land-light business model since our inception in 2008 and have forged strong relationships with land developers and land bankers that span multiple markets, which we believe give us an advantage when sourcing and executing lot option contracts. Supported by these enduring relationships, we believe our land-light strategy differentiates us from peers and allows us to consistently achieve attractive risk-adjusted returns.
Increase presence and market share within our existing markets
Our focused strategy of targeting entry-level and empty-nest homebuyers in our preferred markets has been at the core of our historical expansion and these homebuyer groups will continue to be our primary target demographic. We leverage our strong relationships with local developers, suppliers, municipalities, and land bankers to give us deeper access in our existing markets to increase land positions and community count. We have experienced rapid organic growth since our inception in 2008, expanding our geographic presence from our headquarters in Atlanta, a market where we are currently one of the largest homebuilders, to five additional key markets with robust growth outlooks: Raleigh, Charlotte, Birmingham, Huntsville, and Nashville. We believe there remains significant opportunity to increase market share and meaningfully grow within our existing markets, driving economies of scale and overall platform growth.
Opportunistically expand to new markets
We see attractive growth opportunities, particularly in the Southeastern and Southern United States, and intend to opportunistically expand into new geographies through organic growth and platform acquisitions. We evaluate potential market expansion opportunities using a set of robust strategic market criteria, including availability of land and unmet demand in suburban-plus areas, as well as the ability to pursue a similar lot option strategy, house plans, and construction process while leveraging our Rteam philosophy. As part of our new market expansion strategy, we target establishing critical scale of at least 200 annual starts within the first two years of entering a new market in order to maximize our Rteam efficiency. Furthermore, we will selectively evaluate external growth opportunities where we can accretively gain scale in a market and enhance our position for future growth. For example, we believe our planned acquisition of Devon Street Homes will help us enter the highly attractive Houston market, providing us immediate scale and positioning us to grow organically in neighboring Texas markets over time. Looking ahead, we will continue to pursue attractive market expansion opportunities that align with our strategy.
Continue to target our key entry-level and empty-nest homebuyer demographics
Our strategy is to target the entry-level and empty-nest demographics in the Southeastern and Southern regions of the U.S. We believe the fundamental drivers at both the national level and, more specifically, in our local markets have created an increased demand for entry-level priced homes, which we believe makes us well positioned to fulfill this demand as a result of our ASP of homes closed, which was $342,959 for the year ended December 31, 2022. According to a 2023 National Association of Home Builders (“NAHB”) housing affordability analysis, 73% of households cannot afford a median-priced single-family home (which was equal to $418,000 in 2022). By targeting lower price point offerings, we are able to drive demand despite broader affordability concerns. We operate in attractive market segments, where there is consistent demand for homes as homebuyers look for alternatives to renting, especially with rising rental rates. We believe homebuyers appreciate our value proposition created by the combination of our home affordability and the level of personalization we provide. Furthermore, in the current environment, the recent rise in interest rates has created a significant affordability problem, making our price points even more attractive. At an ASP of homes closed of $342,959 for the year ended December 31, 2022, we have one of the lowest ASPs of homes closed among all the public company homebuilders. In addition, we have significant experience working across multiple mortgage types including, but not limited to, FHA, USDA, and conventional mortgages, which allows us to offer financing support tailored to the needs of our homebuyers.
Focus on delivering a personalized build-to-order experience at attractive price points
We believe a key differentiator of our business is how we redefine affordable luxury for the homebuilding sector. Our home offerings address the strong market demand for an affordable luxury experience that provides homebuyer personalization, through an a-la-carte approach to various home design options, without sacrificing affordability. Our unique affordable luxury business model is designed to balance an optimized and value-driven homebuyer experience with operational efficiency. We have invested significant resources in perfecting approximately 30 value-engineered floor plans that our homebuyers have used in over 90% of total homes closed across all our markets in 2022. The streamlined floor plans and strong scheduling adherence allow us to offer high-quality homes at affordable prices with short turnaround times. Going forward, we will continue to provide a select variety of home layout options and amenities for our homebuyers in a streamlined and cost-effective manner. Lastly, we also consider our homebuyers’ living experience after buying a home in one of our communities, so we have structured our lot and land acquisition strategy to maximize streetscapes and create an efficient community layout. We believe this compelling value proposition provides meaningful differentiation in the market, increasing the demand for our homes relative to our competitors, who do not offer the same level of personalization and value at comparable price points. With our approach to offering affordable luxury in the homebuilding space, we intend to continue to expand our brand to reach more homebuyers with our unique value proposition.
Continue to utilize strong cash flow generation to grow platform and drive high return on equity
We operate a highly efficient business model that has consistently generated strong margins and significant cash flow. Our margin and cash flow profile has historically enabled us to simultaneously expand our business, maintain a conservative, durable balance sheet, and return capital to stockholders, which has in turn resulted in strong equity returns. We intend to continue utilizing a nimble and balanced capital allocation strategy that prioritizes the growth of our platform, increased profitability, and the strength of our balance sheet while targeting a consistent, high return on equity for our stockholders. This allows us to maintain long-term balance sheet durability to withstand multiple cycles and to execute operational and acquisition strategies when access to capital is scarce.

We believe this offering will diversify our access to capital and enhance our already strong liquidity position, further supporting our robust future growth plans and providing us with the flexibility to opportunistically deploy capital. We plan to continue to be prudent with our use of leverage, which we believe is key to the long-term growth and financial stability of our business.
Recent developments
Letter of intent to acquire regional Houston homebuilder
On May 23, 2023, Smith Douglas Holdings LLC entered into a letter of intent (the “LOI”) with Devon Street Homes LP (“Devon Street Homes”) to purchase substantially all of the assets of Devon Street Homes (the “Net Assets”). Devon Street Homes is an emerging builder of single-family homes in Houston, Texas, and targets entry-level and first-time homebuyers. Pursuant to the LOI, at the closing of the acquisition, we will pay a purchase price equal to the Net Assets as of the month immediately preceding the closing of the proposed acquisition plus an agreed-upon premium, subject to customary purchase price adjustments. In addition to the purchase price, the LOI also contemplates two earnout payments that will be paid to the seller upon the achievement of certain gross margin targets and contracting for future lots. We are targeting for the transaction to close in the third quarter of 2023, subject to the satisfaction or waiver of customary closing conditions. We expect to fund the acquisition, with an estimated purchase price of $80 million, primarily from cash on hand, availability under the Credit Facility, and a three-year promissory note in the principal amount of $5.0 million payable to the seller. Completion of the acquisition of Devon Street Homes is subject to several risks and uncertainties, and we can provide no assurance that the various closing conditions to the LOI will be satisfied or waived. In addition, satisfying the closing conditions to the LOI may take longer than we expect. See “Risk factors—Risks related to the operation of our business—We may not consummate the acquisition of Devon Street Homes, which could negatively affect the trading price of our Class A common stock and our future business and financial results.”
Summary risk factors
Participating in this offering involves substantial risk. Our ability to execute our strategy is also subject to certain risks. The risks described under the heading “Risk factors” included elsewhere in this prospectus may cause us not to realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the most significant challenges and risks we face include the following:
•	our inability to successfully identify, secure, and control an adequate inventory of lots at reasonable prices;
•	the tightening of mortgage lending standards and mortgage financing requirements;
•	the housing market may not continue to grow at the same rate, or may decline;
•	the availability, skill, and performance of trade partners;
•	a shortage or increase in the costs of building materials could delay or increase the cost of home construction;
•	efforts to impose joint employer liability on us for labor, safety, or worker’s compensation law violations committed by our trade partners;
•
volatility in the credit and capital markets may impact our cost of capital and our ability to access necessary financing and the difficulty in obtaining sufficient capital could prevent us from acquiring lots for our development or increase costs and delays in the completion of our homebuilding expenditures;

•
no market currently exists for our Class A common stock, and an active, liquid trading market for our Class A common stock may not develop, which may cause our Class A common stock to trade at a discount from the initial offering price and make it difficult for you to sell the Class A common stock you purchase;

•	we cannot predict the effect our dual class structure may have on the market price of our Class A common stock;
•
the Tax Receivable Agreement requires us to make cash payments to the Continuing Equity Owners in respect of certain tax benefits to which we may become entitled, and we expect that such payments will be substantial;

•
our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon the Continuing Equity Owners that will not benefit holders of our Class A common stock to the same extent that it will benefit the Continuing Equity Owners; and

•	the significant influence the Continuing Equity Owners will have over us after the Transactions, including control over decisions that require the approval of stockholders.
Before you invest in our Class A common stock, you should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk factors.”
Summary of the Transactions
Smith Douglas Homes Corp., a Delaware corporation, was formed on June 20, 2023 and is the issuer of the Class A common stock offered by this prospectus. Prior to this offering, all of our business operations have been conducted through Smith Douglas Holdings LLC. Prior to the Transactions, we expect there will initially be one holder of common stock of Smith Douglas Homes Corp. We will consummate the following organizational transactions in connection with this offering:
•
we will amend and restate the existing limited liability company agreement of Smith Douglas Holdings LLC, which will become effective prior to the consummation of this offering, to, among other things, (i) recapitalize all existing ownership interests in Smith Douglas Holdings LLC into     LLC Interests, (ii) appoint Smith Douglas Homes Corp. as the sole managing member of Smith Douglas Holdings LLC upon its acquisition of LLC Interests in connection with this offering, and (iii) provide certain redemption rights to the Continuing Equity Owners;

•
we will amend and restate Smith Douglas Homes Corp.’s certificate of incorporation to, among other things, provide (i) for Class A common stock, with each share of our Class A common stock entitling its holder to one vote per share on all matters presented to our stockholders generally, (ii) for Class B common stock, with each share of our Class B common stock entitling its holder to ten votes per share on all matters presented to our stockholders generally, (iii) that shares of our Class B common stock may only be held by the Continuing Equity Owners and their respective permitted transferees as described in “Description of capital stock—Common Stock—Class B common stock;” and (iv) for preferred stock, which can be issued by our board in one or more series without stockholder approval;

•
we will issue     shares of our Class B common stock (after giving effect to the use of net proceeds as described below) to the Continuing Equity Owners, which is equal to the number of LLC Interests held by such Continuing Equity Owners, at the time of such issuance of Class B common stock, for nominal consideration;

•
we will issue     shares of our Class A common stock to the purchasers in this offering (or     shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) in exchange for net proceeds of approximately $   million (or approximately $   million if the underwriters exercise in full their option to purchase additional shares of Class A common stock) based upon an assumed initial public offering price of $   per share (which is the midpoint of the estimated price range set forth on the cover page of this prospectus), less the underwriting discount and estimated offering expenses payable by us;

•
use of the net proceeds from this offering (i) to purchase     newly issued LLC Interests for approximately $   million directly from Smith Douglas Holdings LLC at the initial public offering price less the underwriting discount, excluding estimated offering expenses of $   million payable by us; and (ii) to purchase     LLC Interests from each of the Continuing Equity Owners on a pro rata basis for $    million in aggregate (or     LLC Interests for $    million in aggregate if the underwriters exercise in full their option to purchase additional shares of Class A common stock) at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discount;

•
Smith Douglas Holdings LLC intends to use the net proceeds from the sale of LLC Interests to Smith Douglas Homes Corp. (i) to repay approximately $    million of borrowings outstanding under our Credit Facility (the “Refinancing”), and (ii) if any remain, for general corporate purposes as described under “Use of proceeds;” and

•
Smith Douglas Homes Corp. will enter into (i) the Registration Rights Agreement with our Continuing Equity Owners and (ii) the Tax Receivable Agreement with Smith Douglas Holdings LLC and the Continuing Equity Owners. For a description of the terms of the Registration Rights Agreement and the Tax Receivable Agreement, see “Certain relationships and related person transactions.”

Immediately following the consummation of the Transactions (including this offering and proposed use of proceeds):

•	Smith Douglas Homes Corp. will be a holding company and its principal asset will consist of LLC Interests it acquires directly from Smith Douglas Holdings LLC and from each Continuing Equity Owner;
•	Smith Douglas Homes Corp. will be the sole managing member of Smith Douglas Holdings LLC and will control the business and affairs of Smith Douglas Holdings LLC;
•
Smith Douglas Homes Corp. will own, directly or indirectly,    LLC Interests of Smith Douglas Holdings LLC, representing approximately    % of the economic interest in Smith Douglas Holdings LLC (or     LLC Interests, representing approximately    % of the economic interest in Smith Douglas Holdings LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•
the Continuing Equity Owners will own (i)    LLC Interests of Smith Douglas Holdings LLC, representing approximately    % of the economic interest in Smith Douglas Holdings LLC (or     LLC Interests, representing approximately    % of the economic interest in Smith Douglas Holdings LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and (ii)    shares of Class B common stock of Smith Douglas Homes Corp., representing approximately    % of the combined voting power of all of Smith Douglas Homes Corp.’s common stock (or     shares of Class B common stock of Smith Douglas Homes Corp., representing approximately    % if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•
the purchasers in this offering will own (i)    shares of Class A common stock of Smith Douglas Homes Corp. (or     shares of Class A common stock of Smith Douglas Homes Corp. if the underwriters exercise in full their option to purchase additional shares of Class A common stock), representing approximately    % of the combined voting power of all of Smith Douglas Homes Corp.’s common stock and 100% of the economic interest in Smith Douglas Homes Corp. (or approximately % of the combined voting power and 100% of the economic interest if the underwriters exercise in full their option to purchase additional shares of Class A common stock), and (ii) through Smith Douglas Homes Corp.’s ownership of LLC Interests, indirectly will hold approximately    % of the economic interest in Smith Douglas Holdings LLC(or approximately    % of the economic interest in Smith Douglas Holdings LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

•
our Class A common stock and Class B common stock will have what is commonly referred to as a “high/low vote structure,” which means that shares of our Class B common stock will initially have ten votes per share and our Class A common stock will have one vote per share. Upon the occurrence of certain events, each share of Class B common stock will then be entitled to one vote per share. This high/low vote structure will enable the Continuing Equity Owners to control the outcome of matters submitted to our stockholders for approval, including the election of our directors, as well as the overall management and direction of our company. Furthermore, the Continuing Equity Owners will continue to exert a significant degree of influence, or actual control, over matters requiring stockholder approval. We believe that maintaining this control by the Continuing Equity Owners will help enable them to successfully guide the implementation of our Company’s growth strategies and strategic vision. Meanwhile, holders of our Class A common stock will have economic and voting rights similar to those of holders of common stock of non-Up-C structured public companies that have a high/low vote structure. See “Description of capital stock.”

As the sole managing member of Smith Douglas Holdings LLC, we will operate and control all of the business and affairs of Smith Douglas Holdings LLC and, through Smith Douglas Holdings LLC, conduct our business. Following the Transactions, including this offering, Smith Douglas Homes Corp. will control the management of Smith Douglas Holdings LLC as its sole managing member. As a result, Smith Douglas Homes Corp. will consolidate Smith Douglas Holdings LLC and record a significant non controlling interest in a consolidated entity in Smith Douglas Homes Corp.’s consolidated financial statements for the economic interest in Smith Douglas Holdings LLC held by the Continuing Equity Owners.
Unless otherwise indicated, this prospectus assumes the shares of Class A common stock are offered at $    per share (the midpoint of the estimated price range set forth on the cover page of this prospectus). For more information regarding the impact of the initial offering price on the share information included throughout this prospectus, see “The offering.”
Our corporate structure following this offering, as described below, is commonly referred to as an umbrella partnership-C corporation (“Up-C”) structure, which is often used by partnerships and limited liability companies when they undertake an initial public offering of their business. The Up-C structure will allow the Continuing Equity

Owners to retain their equity ownership in Smith Douglas Holdings LLC following the offering and to continue to realize tax benefits associated with owning interests in an entity that is treated as a partnership, or “flow-through” entity, for U.S. federal income tax purposes. Investors in this offering will, by contrast, hold their equity ownership in Smith Douglas Homes Corp., a Delaware corporation that is a domestic corporation for U.S. federal income tax purposes, in the form of shares of Class A common stock. One of the tax benefits to the Continuing Equity Owners associated with this structure is that future taxable income of Smith Douglas Holdings LLC that is allocated to the Continuing Equity Owners will be taxed on a flow-through basis and, therefore, will not be subject to corporate taxes at the entity level. Additionally, because the Continuing Equity Owners may have their LLC Interests redeemed by Smith Douglas Holdings LLC (or at our option, directly exchanged by Smith Douglas Homes Corp.) for newly issued shares of our Class A common stock on a one-for-one basis (subject to customary adjustments, including for stock splits, stock dividends, and reclassifications) or, at our option, for cash, the Up-C structure also provides the Continuing Equity Owners with potential liquidity that holders of non-publicly traded limited liability companies are not typically afforded. In connection with any such redemption or exchange of LLC Interests, a corresponding number of shares of Class B common stock held by the relevant Continuing Equity Owner will automatically be transferred to Smith Douglas Homes Corp. for no consideration and be canceled. The Continuing Equity Owners and Smith Douglas Homes Corp. also each expect to benefit from the Up-C structure as a result of certain cash tax savings arising from redemptions or exchanges of the Continuing Equity Owner’s LLC Interests for Class A common stock or cash, and certain other tax benefits covered by the Tax Receivable Agreement discussed in “Certain relationships and related person transactions–Tax Receivable Agreement.” See “Risk factors—Risks related to our organizational structure.” In general, the Continuing Equity Owners expect to receive payments under the Tax Receivable Agreement in amounts equal to 85% of certain tax benefits, as described below, and Smith Douglas Homes Corp. expects to benefit in the form of cash tax savings in amounts equal to 15% of certain tax benefits, as described below. Any payments made by us to the Continuing Equity Owners under the Tax Receivable Agreement will reduce cash otherwise arising from such tax savings. We expect such payments will be substantial.
As described below under “Certain relationships and related person transactions—Tax Receivable Agreement,” prior to the completion of this offering, we will enter into a Tax Receivable Agreement with Smith Douglas Holdings LLC and the Continuing Equity Owners that will provide for the payment by Smith Douglas Homes Corp. to the Continuing Equity Owners of 85% of the amount of tax benefits, if any, that Smith Douglas Homes Corp. actually realizes (or in some circumstances is deemed to realize) as a result of (i) Basis Adjustments, (ii) Section 704(c) Allocations; and (iii) certain tax benefits (such as interest deductions) arising from payments made under the Tax Receivable Agreement.
For more information regarding the Transactions and our structure, see “Our organizational structure.”
Ownership structure
The diagram below depicts our organizational structure after giving effect to the Transactions, including this offering and proposed use of proceeds, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

Continuing Equity Owners[1]
Investors in this Offering
Class B common stock
• % voting interest
• no economic interest
Class A common stock
• % voting interest
• % economic interest
Smith Douglas Homes Corp. (Issuer)
Sole Managing Member
LLC Interests
• % economic interest
LLC Interests
• % economic interest
Smith Douglas Holdings LLC
Operating Subsidiaries

(1)	Includes Founder Fund and GSB Holdings.
Smith Douglas Homes Corp., the issuer of the Class A common stock in this offering, was incorporated as a Delaware corporation on June 20, 2023. Our corporate headquarters are located at 110 Village Trail, Suite 215, Woodstock, Georgia 30188. Our telephone number is (770) 213-8067. Our principal website address is www.smithdouglas.com. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.
After giving effect to the Transactions, including this offering and proposed use of proceeds, Smith Douglas Homes Corp. will be a holding company whose principal asset will consist of    % of the outstanding LLC Interests of Smith Douglas Holdings LLC (or    % if the underwriters exercise in full their option to purchase additional shares of our Class A common stock).
Implications of being an emerging growth company
We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of certain reduced reporting and other requirements that are otherwise generally applicable to public companies. As a result:
•
we are required to have only two years of audited financial statements and only two years of related selected financial data and management’s discussion and analysis of financial condition and results of operations disclosure;

•	we are not required to engage an auditor to report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);
•
we are not required to comply with the requirement of the Public Company Accounting Oversight Board (“PCAOB”), regarding the communication of critical audit matters in the auditor’s report on the financial statements;

•	we are not required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency,” and “say-on-golden parachutes;” and
•
we are not required to comply with certain disclosure requirements related to executive compensation, such as the requirement to present a comparison of our Chief Executive Officer’s compensation to our median employee compensation.

We may take advantage of these reduced reporting and other requirements until such time that we are no longer an emerging growth company. We will remain an emerging growth company until the earliest of: (i) the last day of the fiscal year following the fifth anniversary of the consummation of this offering; (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion; (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year; or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. We may choose to take advantage of some but not all of these reduced burdens. We have elected to adopt the reduced requirements with respect to our financial statements and the related selected financial data and “Management’s discussion and analysis of financial condition and results of operations” disclosure, including in this prospectus.
In addition, the JOBS Act permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have chosen to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period is irrevocable.

The offering
Issuer
Smith Douglas Homes Corp.
Shares of Class A common stock offered by us
    shares (or     shares if the underwriters exercise in full their option to purchase additional shares).
Option to purchase additional shares of Class A common stock from us
The underwriters have an option to purchase an additional     shares of Class A common stock from us. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.
Shares of Class A common stock to be outstanding immediately after this offering
    shares, representing approximately   % of the combined voting power of all of Smith Douglas Homes Corp.’s common stock (or     shares, representing approximately   % of the combined voting power of all of Smith Douglas Homes Corp.’s common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock), 100% of the economic interest in Smith Douglas Homes Corp., and   % of the indirect economic interest in Smith Douglas Holdings LLC (or   % if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
Shares of Class B common stock to be outstanding immediately after this offering
    shares, representing approximately   % of the combined voting power of all of Smith Douglas Homes Corp.’s common stock (or     shares, representing approximately   % of the combined voting power of all of Smith Douglas Homes Corp.’s common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and no economic interest in Smith Douglas Homes Corp.
LLC Interests to be held by us immediately after this offering
    LLC Interests, representing approximately   % of the economic interest in Smith Douglas Holdings LLC (or     LLC Interests, representing approximately   % of the economic interest in Smith Douglas Holdings LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
LLC Interests to be held directly by the Continuing Equity Owners immediately after this offering
    LLC Interests, representing approximately   % of the economic interest in Smith Douglas Holdings LLC (or     LLC Interests, representing approximately   % of the economic interest in Smith Douglas Holdings LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
Ratio of shares of Class A common stock to LLC Interests
Our amended and restated certificate of incorporation and the Smith Douglas LLC Agreement will require that we and Smith Douglas Holdings LLC at all times maintain a one-to-one ratio between the number of shares of Class A common stock issued by us and the number of LLC Interests owned by us, except as otherwise determined by us.
Ratio of shares of Class B common stock to LLC Interests
Our amended and restated certificate of incorporation and the Smith Douglas LLC Agreement will require that we and Smith Douglas Holdings LLC at all times maintain a one-to-one ratio between the number of shares of Class B common stock owned by the Continuing Equity Owners and their respective permitted transferees and the number of LLC Interests owned by the Continuing Equity Owners and their respective permitted transferees, except as otherwise determined by us. Immediately after the Transactions, the Continuing Equity Owners will together own 100% of the outstanding shares of our Class B common stock.
Permitted holders of shares of Class B common stock
Only the Continuing Equity Owners and the permitted transferees of Class B common stock as described in this prospectus will be permitted to hold shares of our Class B common stock. Shares of Class B common stock are redeemable for shares of Class A common stock only together with an equal number of LLC Interests. See “Certain relationships and related person transactions—Smith Douglas LLC Agreement—Agreement in effect upon consummation of the Transactions.”
Voting rights
Holders of shares of our Class A common stock and Class B common stock will vote together as a single class on all matters presented to stockholders for their vote or approval, except as otherwise required by law or our amended and restated certificate of incorporation. Each share of our Class A common stock entitles its holders to one vote per share and each share of our Class B common stock entitles its holders to ten votes per share on all matters presented to our stockholders generally. See “Description of capital stock.”
Redemption rights of holders of LLC Interests
The Continuing Equity Owners may, subject to certain exceptions, from time to time at each of their options require Smith Douglas Holdings LLC to redeem all or a portion of their LLC Interests in exchange for, at our election (determined solely by our independent directors (within the meaning of the Exchange rules) who are disinterested), newly-issued shares of our Class A common stock on a one-for-one basis (subject to customary adjustments, including for stock splits, stock dividends, and reclassifications) or a cash payment equal to a volume weighted average market price of one share of our Class A common stock for each LLC Interest so redeemed, in each case, in accordance with the terms of the Smith Douglas LLC Agreement; provided that, at our election (determined solely by our independent directors (within the meaning of the Exchange rules) who are disinterested), we may effect a direct exchange by Smith Douglas Homes Corp. of such Class A common stock or such cash, as applicable, for such LLC Interests. In connection with any such redemption or exchange of LLC Interests, a corresponding number of shares of Class B common stock held by the relevant Continuing Equity Owner will automatically be transferred to Smith Douglas Homes Corp. for no consideration and be canceled. The Continuing Equity Owners may, subject to certain exceptions, exercise such redemption right for as long as their LLC Interests remain outstanding. See “Certain relationships and related person transactions—Smith Douglas LLC Agreement—Agreement in effect upon consummation of the Transactions.” Simultaneously with the payment of cash or shares of Class A common stock, as applicable, in connection with a redemption or exchange of LLC Interests pursuant to the terms of the Smith Douglas LLC Agreement, a number of shares of our Class B common stock registered in the name of the redeeming or exchanging Continuing Equity Owner will automatically be transferred to us for no consideration on a one-for-one basis with the number of LLC Interests so redeemed or exchanged and such shares of Class B common stock will be canceled.
Use of proceeds
We estimate, based upon an assumed initial public offering price of $    per share (which is the midpoint of the estimated price range set forth on the cover page of this prospectus), that we will receive net proceeds from this offering of approximately $    million (or $    million if the underwriters exercise in full their option to purchase additional shares of Class A common stock), after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use the net proceeds from this offering (i) to purchase     newly issued LLC Interests for approximately $    million directly from Smith Douglas Holdings LLC at the initial public offering price less the underwriting discount, excluding estimated offering expenses of $    million payable by us; and (ii) to purchase     LLC Interests from each of the Continuing Equity Owners on a pro rata basis for $    million in aggregate (or     LLC Interests from each of the Continuing Equity Owners for $    million in aggregate if the underwriters exercise in full their option to purchase additional shares of Class A common stock) at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discount. Upon each purchase of LLC Interests from the Continuing Equity Owners, the corresponding shares of Class B common stock will automatically be transferred to Smith Douglas Homes Corp. for no consideration and canceled. We will only retain the net proceeds that are used to purchase newly issued LLC Interests from Smith Douglas Holdings LLC, which, in turn, Smith Douglas Holdings LLC intends to use as follows: (i) to repay approximately $    million of borrowings outstanding under our Credit Facility as part of the Refinancing, and (ii) the remainder, if any, for general corporate purposes. We may also use a portion of the net proceeds to acquire or invest in businesses, products, services, or technologies; however, we do not have agreements or commitments for any material acquisitions or investments at this time. Smith Douglas Holdings LLC will bear or reimburse Smith Douglas Homes Corp. for all of the expenses of this offering. We will have broad discretion in the way that we use the net proceeds of this offering. See “Use of proceeds.”
Dividend policy
We currently intend to retain all available funds and any future earnings to fund the development and growth of our business, and therefore, we do not anticipate declaring or paying any cash dividends on our Class A common stock. Holders of our Class B common stock are not entitled to participate in any dividends declared by our board of directors. Because we are a holding company, our ability to pay cash dividends on our Class A common stock depends on our receipt of cash distributions from Smith Douglas Holdings LLC. Our ability to pay dividends may be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of us. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors, subject to the requirements of applicable law, and in compliance with contractual restrictions and covenants in the agreements governing our future indebtedness. Any such determination will also depend upon our business prospects, results of operations, financial condition, cash requirements and availability, industry trends, and other factors that our board of directors may deem relevant. See “Dividend policy.”
Controlled company exception
After the consummation of the Transactions, we will be considered a “controlled company” for the purposes of the Exchange rules, as the Founder Fund will have more than 50% of the voting power for the election of directors. See “Principal stockholders.” As a “controlled company,” we will not be subject to certain corporate governance requirements, including that: (i) a majority of our board of directors consists of “independent directors,” as defined under the Exchange rules; (ii) we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; (iii) we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (iv) we perform annual performance evaluations of the nominating and corporate governance and compensation committees. As a result, we may not have a majority of independent directors on our board of directors, an entirely independent nominating and corporate governance committee, an entirely independent compensation committee or perform annual performance evaluations of the nominating and corporate governance and compensation committees unless and until such time as we are required to do so.
Tax Receivable Agreement
We will enter into a Tax Receivable Agreement with Smith Douglas Holdings LLC and the Continuing Equity Owners that will provide for the payment by Smith Douglas Homes Corp. to the Continuing Equity Owners of 85% of the amount of tax benefits, if any, that Smith Douglas Homes Corp. actually realizes (or in some circumstances is deemed to realize) as a result of (i) Basis Adjustments, (ii) Section 704(c) Allocations, and (iii) certain tax benefits (such as interest deductions) arising from payments made under the Tax Receivable Agreement. See “Certain relationships and related person transactions—Tax Receivable Agreement” for a discussion of the Tax Receivable Agreement.
Registration Rights Agreement
Pursuant to the Registration Rights Agreement, we will, subject to the terms and conditions thereof, agree to register the resale of the shares of our Class A common stock that are issuable to the Continuing Equity Owners in connection with the Transactions. See “Certain relationships and related person transactions—Registration Rights Agreement” for a discussion of the Registration Rights Agreement.
Risk factors
See “Risk factors” beginning on page 25 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our Class A common stock.
Trading symbol
We intend to apply to list our Class A common stock on the NYSE under the symbol “SDHC.”
Unless we indicate otherwise or the context otherwise requires, all information in this prospectus:
•
gives effect to the amendment and restatement of the Smith Douglas LLC Agreement that converts all existing ownership interests in Smith Douglas Holdings LLC into     LLC Interests, as well as the filing of our amended and restated certificate of incorporation;

•	gives effect to the other Transactions, including the consummation of this offering and proposed use of proceeds;
•
excludes     shares of Class A common stock reserved for issuance under the 2023 Incentive Award Plan (the “2023 Plan”), as described under the caption “Executive compensation—Equity compensation plans—2023 Incentive Award Plan”;

•	assumes an initial public offering price of $ per share of Class A common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus; and
•	assumes no exercise by the underwriters of their option to purchase additional shares of Class A common stock from us.
Our 2023 Plan provides for annual automatic increases in the number of shares reserved thereunder.
Unless otherwise indicated, this prospectus assumes the shares of Class A common stock are offered at $    per share (the midpoint of the price range listed on the cover page of this prospectus).

Summary historical and pro forma condensed consolidated
financial and other data
The following tables present the summary historical financial and other data for Smith Douglas Holdings LLC. Smith Douglas Holdings LLC is the predecessor of Smith Douglas Homes Corp. for financial reporting purposes. The summary statements of income and members’ equity data and statements of cash flows data for the years ended December 31, 2022 and 2021, and the summary balance sheet data as of December 31, 2022 and 2021, are derived from the audited consolidated financial statements of Smith Douglas Holdings LLC included elsewhere in this prospectus. Historical results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period. The information set forth below should be read together with “Unaudited pro forma condensed consolidated financial information,” “Use of proceeds,” “Capitalization,” “Management’s discussion and analysis of financial condition and results of operations,” “Our organizational structure” and the audited financial statements and the accompanying notes included elsewhere in this prospectus.
The summary unaudited pro forma condensed consolidated financial information of Smith Douglas Homes Corp. presented below, has been derived from our unaudited pro forma condensed consolidated financial information included elsewhere in this prospectus. The summary unaudited pro forma condensed consolidated financial information as of and for the year ended December 31, 2022, gives effect to the Transactions set forth in the section titled “Our organizational structure,” including the consummation of this offering, the use of the net proceeds therefrom and related transactions, as described in “Use of proceeds” and “Unaudited pro forma condensed consolidated financial information,” as if all such transactions had occurred on January 1, 2022, with respect to the statements of income and member’s equity data, and December 31, 2022, with respect to the balance sheet data. The summary unaudited pro forma condensed consolidated financial information includes various estimates which are subject to material change and may not be indicative of what our operations or financial position would have been had this offering and related transactions taken place on the dates indicated, or that may be expected to occur in the future. See “Unaudited pro forma condensed consolidated financial information” for a complete description of the adjustments and assumptions underlying the summary unaudited pro forma condensed consolidated financial information. The presentation of the summary unaudited pro forma condensed consolidated financial information is prepared in conformity with Article 11 of Regulation S-X.
The summary historical financial and other data of Smith Douglas Homes Corp. has not been presented because Smith Douglas Homes Corp. is a newly-incorporated entity and has had no business transactions or activities to date, besides our initial capitalization.
	Smith Douglas Homes Corp. Pro Forma(1)	Historical Smith Douglas Holdings LLC
Year ended December 31, (In thousands)	2022	2022	2021
Summary statements of income and members’ equity data:
Home closing revenue		$$755,353	$ 518,863
Cost of home closings		532,599	395,917
Home closing gross profit		222,754	122,946
Selling, general, and administrative costs		83,269	64,231
Equity in income from unconsolidated entities		(1,120)	(595)
Interest expense		734	1,733
Other (income) loss, net		(573)	188
Forgiveness of Paycheck Protection Program Loan		—	(5,141)
Income before income taxes		140,444	62,530
Provision for income taxes		—	—
Net income	$	$ 140,444	$62,530
Net income attributable to Smith Douglas Homes Corp.	$	$	$

	Smith Douglas Homes Corp. Pro Forma(1)	Historical Smith Douglas Holdings LLC
Year ended December 31, (In thousands)	2022	2022	2021
Pro forma per share data:
Pro forma net income per share:
Basic	$
Diluted	$
Pro forma weighted-average shares used to compute pro forma net income per share:
Basic
Diluted
	Smith Douglas Homes Corp. Pro Forma(1)	Historical Smith Douglas Holdings LLC
As of December 31, (In thousands)	2022	2022	2021
Summary balance sheet data:
Cash and cash equivalents		$$29,601	$25,340
Total assets		223,372	201,188
Revolving line of credit		15,000	72,000
Total liabilities		58,861	105,672
Total liabilities and members’ equity	$	$ 223,372	$ 201,188
	Smith Douglas Homes Corp. Pro Forma(1)	Historical Smith Douglas Holdings LLC
Year ended December 31, (In thousands)	2022	2022	2021
Summary statements of cash flows data:
Net cash provided by operating activities		$132,095	$30,870
Net cash provided by investing activities		361	847
Net cash used in financing activities		(128,195)	(38,541)
Net increase(decrease) in cash and cash equivalents		4,261	(6,824)
Other financial data (unaudited)(2):
Home closing gross profit		$222,754	$ 122,946
Adj. home closing gross profit(5)		$225,511	$124,981
Home closing gross margin(3)		29.5%	23.7%
Adj. home closing gross margin(5)		29.9%	24.1%
EBITDA(5)		$144,707	$67,284
Net income margin		18.6%	12.1%
EBITDA margin(4)(5)		19.2%	13.0%
Other operating data (unaudited)(2):
Home closings		2,200	1,848
ASP of homes closed		$343	$281
Net new home sales		1,928	1,920
Contract value of net new home sales		$667,530	$597,761
ASP of net new home sales		$346	$311
Cancellation rate(6)		10.9%	6.7%

	Smith Douglas Homes Corp. Pro Forma(1)	Historical Smith Douglas Holdings LLC
Year ended December 31, (In thousands)	2022	2022	2021
Backlog homes (period end)(7)		771	1,043
Contract value of backlog homes (period end)		$ 258,718	$345,521
ASP of backlog homes (period end)		$336	$331
Active communities (period end)(8)		53	52
Controlled lots:
Homes under construction		623	711
Owned lots		342	319
Optioned lots		7,848	9,840
Total controlled lots		8,813	10,870
(1)	Pro forma for the Transactions. See “Unaudited pro forma condensed consolidated financial information.”
(2)
For definitions and further information about how we calculate financial and operating data, including a reconciliation of adjusted home closing gross profit, EBITDA, adjusted home closing gross margin, and EBITDA margin, please see “Management’s discussion and analysis of financial condition and results of operations—Reorganization transactions—Non-GAAP financial measures.”

(3)	Home closing gross margin is home closing revenue less cost of home closings.
(4)	Calculated as a percentage of home closing revenue.
(5)
Adjusted home closing gross profit, adjusted home closing gross margin, EBITDA, and EBITDA margin are included in this prospectus because they are non-GAAP financial measures used by management and our board of directors to assess our financial performance. For definitions of adjusted homes closing gross profit, adjusted home closing gross margin, EBITDA, and EBITDA margin and reconciliations to our most directly comparable financial measures calculated and presented in accordance with GAAP, see “Management’s discussion and analysis of financial condition and results of operations—Reorganization transactions—Non-GAAP financial measures.” Our non-GAAP financial measures should not be considered in isolation from, or as substitutes for, financial information prepared in accordance with GAAP. Adjusted homes closing gross profit, adjusted home closing gross margin, EBITDA, and EBITDA margin may be different than a similarly titled measure used by other companies.

(6)	The cancellation rate is the total number of cancellations during the period divided by the total gross new home sales during the period.
(7)
Backlog homes (period end) is the number of homes in backlog from the previous period plus the number of net new home sales generated during the current period minus the number of homes closed during the current period.

(8)	A community becomes active once the model is completed or the community has its first sale. A community becomes inactive when it has fewer than two units remaining to sell.

Risk factors
An investment in our Class A common stock involves a high degree of risk. Before making an investment decision, you should carefully consider the specific risk factors set forth below, together with the other information included elsewhere in this prospectus. If any of the risks discussed in this prospectus occur, our business, prospects, liquidity, financial condition, and results of operations could be materially impaired, in which case the trading price of our Class A common stock could decline significantly, and you could lose all or part of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Cautionary note regarding forward-looking statements.”
Risks related to our business, industry, and the economy
Our industry is cyclical and is significantly affected by changes in general and local economic conditions.
Our business can be substantially affected by adverse changes in general economic or business conditions, and other events and conditions that are outside of our control, including:
•	increases in short- and long-term interest rates;
•	high inflation;
•	supply-chain disruptions and the cost or availability of building materials;
•	the availability of trade partners, vendors, or other third parties;
•	housing affordability;
•	the availability and cost of financing for homebuyers;
•	federal and state income and real estate tax laws, including limitations on, or the elimination of, the deduction of mortgage interest or property tax payments;
•	employment levels, job and personal income growth and household debt-to-income levels;
•	consumer confidence generally and the confidence of potential homebuyers in particular;
•	the ability of homeowners to sell their existing homes at acceptable prices;
•	the U.S. and global financial systems and credit markets, including stock market and credit market volatility;
•	inclement weather and natural disasters, including risks associated with global climate change, such as increased frequency or intensity of adverse weather events;
•	environmental, health, and safety laws and regulations, and the environmental conditions of our properties;
•
civil unrest, acts of terrorism, other acts of violence, threats to national security, global economic and political instability, and conflicts such as the conflict between Russia and Ukraine, escalating global trade tensions, the adoption of trade restrictions, or a public health issue such as COVID-19 or another major epidemic or pandemic;

•	mortgage financing programs and regulation of lending practices;
•	housing demand from population growth, household formations and demographic changes (including immigration levels and trends or other costs of home ownership in urban and suburban migration);
•	demand from foreign homebuyers for our homes;
•	the supply of available new or existing homes and other housing alternatives;
•	energy prices; and
•	the supply of developable land in our markets and in the United States generally.
Adverse changes in these conditions may affect our business nationally or may be more prevalent or concentrated in particular regions or localities in which we operate or may decide to operate in the future, which effects may be magnified where we have significant operations. Additionally, governmental action and legislation related to economic stimulus, taxation, tariffs, spending levels and borrowing limits, interest rates, immigration, as well as political debate, conflicts, and compromises related to such actions, may negatively impact the financial markets and consumer confidence and spending, which could adversely impact the U.S. economy and the housing market. Any deterioration or significant uncertainty in economic or political conditions could have a material adverse effect on our business.
These adverse changes in economic and other conditions can cause mortgage rates to rise, demand and prices for our homes to diminish, or cause us to take longer to build our homes and make it more costly for us to do so. We may not be able to recover these increased costs by raising prices because of weak market conditions and because the price of each home we sell is usually set several months before the home is delivered, as many homebuyers sign their home purchase contracts before construction begins. The potential difficulties described above could impact our homebuyers’ ability to obtain suitable financing and cause some homebuyers to cancel their home purchase contracts altogether.
The housing market may not continue to grow at the same rate, or may decline, and any reduced growth or decline in our markets or for the homebuilding industry generally may materially and adversely affect our business and financial condition.
We cannot predict whether and to what extent the housing markets in the geographic areas in which we operate or may decide to operate in the future will continue to grow, particularly if interest rates for mortgage loans, land costs, and construction costs rise. Other factors that might impact growth in the homebuilding industry include uncertainty in domestic and international financial, credit, and consumer lending markets amid slow economic growth or recessionary conditions in various regions or industries around the world, including as a result of the COVID-19 pandemic, tight lending standards and practices for mortgage loans that limit consumers’ ability to qualify for mortgage financing to purchase a home, including increased minimum credit score requirements, credit risk/mortgage loan insurance premiums and/or other fees and required down payment amounts, higher home prices, more conservative appraisals, changing consumer preferences, higher loan-to-value ratios and extensive homebuyer income and asset documentation requirements, changes to mortgage regulations, population decline or slower rates of population growth in our markets, or Federal Reserve policy changes. Given these factors, we can provide no assurance that the present housing market will continue to be strong, whether overall or in our markets. Because we depend on a limited number of markets for substantially all of our home sales, if these markets, and in particular, Atlanta, Georgia, our largest market, experience downturns in the housing market, our business, prospects, and results of operations would be adversely impacted even if conditions in the broader economy or housing market did not suffer such a decline.
If there is limited economic growth, declines in employment and consumer income, changes in consumer behavior, including as a result of the COVID-19 pandemic, and/or tightening of mortgage lending standards, practices and regulation in the geographic areas in which we operate or may decide to operate in the future, or if interest rates for mortgage loans or home prices rise, there could likely be a corresponding adverse effect on our business, prospects, liquidity, financial condition, and results of operations, including, but not limited to, the number of homes we sell, our ASP of homes closed, and the amount of revenues or profits we generate, and such effect may be material.
The tightening of mortgage lending standards and mortgage financing requirements, untimely or incomplete mortgage loan originations, and rising mortgage interest rates could adversely affect the availability of mortgage loans for potential purchasers of our homes and thereby materially and adversely affect our business, prospects, liquidity, financial condition, and results of operations.
Almost all our homebuyers finance their home purchases through lenders that provide mortgage financing. Mortgage interest rates have generally trended downward for the last several decades and reached historic lows in 2021, which made the homes we sell more affordable during that period. Mortgage interest rates increased substantially during 2022 in response to the Federal Reserve’s actions and future signaling to combat inflationary pressures, which negatively impacted consumer affordability. Early 2023 has seen the mortgage interest rates stabilize slightly, but they remain high relative to the rates in the past decade. We cannot predict future mortgage interest rates, and if mortgage interest rates continue to increase, the ability of prospective homebuyers to finance home purchases may be adversely affected, and our operating results may be significantly impacted. Our homebuilding activities are dependent upon the availability of mortgage financing to homebuyers, which is expected to be impacted by continued regulatory changes and fluctuations in the risk appetites of lenders. The financial documentation, down payment amounts, and income to debt ratio requirements are subject to change and could become more restrictive.

The federal government has a significant role in supporting mortgage lending through its conservatorship of Federal National Mortgage Association (“Fannie Mae”) and Federal Home Loan Mortgage Corporation (“Freddie Mac”), both of which purchase or insure mortgage loans and mortgage loan-backed securities, and its insurance of mortgage loans through or in connection with the FHA, the Veterans Administration (“VA”), and the U.S. Department of Agriculture (“USDA”). FHA and VA backing of mortgage loans has been particularly important to the mortgage finance industry and to our business. Increased lending volume and losses insured by the FHA have resulted in a reduction of the FHA insurance fund. If either the FHA or VA raised their down payment requirements or lowered maximum loan amounts, our business could be materially affected. In addition, changes in governmental regulation with respect to mortgage lenders could adversely affect demand for housing.
The availability and affordability of mortgage loans, including mortgage interest rates for such loans, could also be adversely affected by a scaling back or termination of the federal government’s mortgage loan-related programs or policies. Fannie Mae, Freddie Mac, FHA, USDA, and VA backed mortgage loans have been an important factor in marketing and selling many of our homes. Given that a majority of our homebuyers’ mortgages conform with terms established by Freddie Mac, Fannie Mae, FHA, USDA, and VA, any limitations or restrictions in the availability of, or higher consumer costs for, such government-backed financing could adversely affect our business, prospects, liquidity, financial condition, and results of operations. The elimination or curtailment of state bonds to assist homebuyers could materially and adversely affect our business, prospects, liquidity, financial condition, and results of operations.
In addition, certain current regulations impose, and future regulations may strengthen or impose, new standards and requirements relating to the origination, securitization, and servicing of residential consumer mortgage loans, which could further restrict the availability and affordability of mortgage loans and the demand for such loans by financial intermediaries and, as a result, adversely affect our home sales, financial condition, and results of operations. Further, if, due to credit or consumer lending market conditions, reduced liquidity, increased risk retention or minimum capital level obligations and/or regulatory restrictions related to certain regulations, laws or other factors or business decisions, these lenders refuse or are unable to provide mortgage loans to our homebuyers, or increase the costs to borrowers to obtain such loans, the number of homes we close and our business, prospects, liquidity, financial condition, and results of operations may be materially adversely affected.
Price-conscious entry-level and empty-nest homebuyers are the primary sources of demand for our new homes. Entry-level homebuyers are generally more affected by the availability of mortgage financing than other potential homebuyers and many of our potential empty-nest homebuyers must sell their existing homes to buy a home from us. A limited availability of suitable mortgage financing could prevent homebuyers from buying our homes and could prevent buyers of our homebuyers’ homes from obtaining mortgages they need to complete such purchases, either of which could result in potential homebuyers’ inability to buy a home from us, which could have a material adverse effect on our sales, profitability, cash flows, and ability to service our debt obligations.
Regional factors affecting the homebuilding industry in our current and future markets could materially and adversely affect us.
Our business strategy is focused on the acquisition of suitable land and the design, construction, and sale of primarily single-family homes in residential subdivisions, including planned communities, in Georgia, Alabama, North Carolina, Tennessee, and potentially Texas. In addition, we have land banking contracts for the right to purchase land or lots at a future point in time in all our current markets. A prolonged economic downturn or future adverse conditions in one or more of these areas, or a particular industry that is fundamental to one or more of these areas, particularly within Atlanta, Georgia, our largest market, could have a material adverse effect on our business, prospects, liquidity, financial condition, and results of operations.
Furthermore, if homebuyer demand for new homes in these markets decreases, home prices could decline, which would have a material adverse effect on our business.
Interest rate changes, and the failure to hedge against them, may adversely affect us.
We have in the past and may in the future borrow money to finance acquisitions related to land, lots, home inventories, or other companies. The borrowings may bear interest at variable rates. Interest rate changes could affect our interest payments, and our future earnings, results of operations, and cash flows may be adversely affected, assuming other factors are held constant.

We currently do not hedge against interest rate fluctuations. We may in the future obtain one or more forms of interest rate protection in the form of swap agreements, interest rate cap contracts or similar agreements to hedge against the possible negative effects of interest rate fluctuations. However, we cannot assure you that any hedging will adequately relieve the adverse effects of interest rate increases or that counterparties under these agreements will honor their obligations thereunder. In addition, we may be subject to risks of default by hedging counterparties. Adverse economic conditions could also cause the terms on which we borrow to be unfavorable. We could be required to liquidate one or more of our assets at times which may not permit us to receive an attractive return on our assets in order to meet our debt service obligations.
The homebuilding industry is highly competitive and, if our competitors are more successful or offer better value to our homebuyers, our business could decline.
We operate in a very competitive environment that is characterized by competition from a number of other homebuilders in each market in which we operate. Additionally, there are relatively low barriers to entry into our business. We compete with large national and regional homebuilding companies, some of which have greater financial and operational resources than us, and with smaller local homebuilders, some of which may have lower administrative costs than us. We may be at a competitive disadvantage relative to certain of our large national and regional homebuilding competitors whose operations are more geographically diversified than ours, as these competitors may be better able to withstand any future regional downturns in the housing market. Furthermore, our market share in certain of our markets may be lower as compared to some of our competitors. Many of our competitors also have longer operating histories and longstanding relationships with trade partners and suppliers in the markets in which we operate or to which we may expand. This may give our competitors an advantage in marketing their products, securing lots, materials, and labor at lower prices, and allowing their homes to be delivered to homebuyers more quickly and at more favorable prices. We compete for homebuyers, desirable lots and lot options, financing, raw materials, skilled management, and other labor resources, among other things. Our competitors may independently develop land and construct homes that are substantially similar to our products.
Increased competition could hurt our business, as it could prevent us from acquiring desirable lots and lot options on which to build homes or make such acquisitions more expensive, hinder our market share expansion, and cause us to increase our selling incentives and reduce our prices. An oversupply of homes available for sale or discounting of home prices by competitors could periodically adversely affect demand for our homes in certain markets and could adversely affect pricing for homes in the markets in which we operate or may operate in the future.
If we are unable to compete effectively in our markets, our business could decline disproportionately to our competitors, and our results of operations and financial condition could be adversely affected. We can provide no assurance that we will be able to continue to compete successfully in any of our markets. Our inability to continue to compete successfully in any of our markets could have a material adverse effect on our business, prospects, liquidity, financial condition, and results of operations.
Fluctuations in real estate values may require us to write-down the book value of our real estate assets.
The homebuilding and land development industries are subject to significant variability and fluctuations in real estate values. As a result, we may be required to write-down the book value of our real estate assets in accordance with GAAP, and some of those write-downs could be material. Any material write-downs of assets could have a material adverse effect on our business, prospects, liquidity, financial condition, and results of operations.
Natural disasters, severe weather, and adverse geologic conditions may increase costs, cause project delays, and reduce consumer demand for housing, all of which could materially and adversely affect us.
Our homebuilding operations are in many areas that are subject to natural disasters, severe weather, or adverse geologic conditions. These include, but are not limited to, hurricanes, tornadoes, droughts, floods, brushfires, wildfires, prolonged periods of precipitation, landslides, soil subsidence, earthquakes, and other natural disasters. The occurrence of any of these events could damage our land parcels and projects, cause delays in completion of our communities, reduce consumer demand for housing, cause delays in our supply chain, and cause shortages and price increases in labor or raw materials, any of which could affect our sales and profitability. In addition to directly damaging our land or projects, many of these natural events could damage roads and highways providing access to our assets or affect the desirability of our land or communities, thereby adversely affecting our ability to market or sell homes in those areas and possibly increasing the costs of homebuilding. Furthermore, the occurrence of natural disasters, severe weather, and other adverse geologic conditions has increased in recent years due to climate change and may continue to increase in the future.
Climate change may have the effect of making the risks described above occur more frequently and more severely, which could amplify the adverse impact in our business, prospects, liquidity, financial condition, and results of operations.
There are some risks of loss for which we may be unable to purchase insurance coverage. For example, losses associated with hurricanes, landslides, prolonged periods of precipitation, earthquakes, and other weather-related and geologic events may not be insurable, and other losses, such as those arising from terrorism, may not be economically insurable. A sizeable uninsured loss could materially and adversely affect our business, prospects, liquidity, financial condition, and results of operations.
Because of the seasonal nature of our business, our quarterly operating results fluctuate.
We have historically experienced, and expect to continue to experience, variability in our results of operations from quarter to quarter due to the seasonal nature of the homebuilding industry. We generally close more homes in our second, third, and fourth quarters. As a result, our revenues may fluctuate on a quarterly basis, and we may have higher capital requirements in our second, third, and fourth quarters in order to maintain our inventory levels. Accordingly, there is a risk that we will invest significant amounts of capital in the acquisition and development of land and construction of homes that we do not sell at anticipated pricing levels or within anticipated time frames. If, due to market conditions, construction delays or other causes, we do not complete home sales at anticipated pricing levels or within anticipated time frames, our business, prospects, liquidity, financial condition, and results of operations would be adversely affected. We expect this seasonal pattern to continue over the long term, and we cannot make any assurances as to the degree to which our historical seasonal patterns will occur in the future.
Changes to population growth rates in certain of the markets in which we operate or plan to operate could affect the demand for homes in these regions.
Slower rates of population growth or population declines in our markets in Atlanta, Birmingham, Charlotte, Huntsville, Nashville, or Raleigh, or other key markets in the United States we may decide to enter in the future (including Houston), especially as compared to the high population growth rates in prior years, could affect the demand for housing, cause home prices in these markets to fall and adversely affect our plans for growth, business, financial condition, and operating results. Furthermore, while we have recently observed an increase in our business from people moving to more geographically diverse submarkets during the COVID-19 pandemic, we cannot assure you that this trend will continue or not reverse.
Volatility in the credit and capital markets may impact our cost of capital and our ability to access necessary financing and the difficulty in obtaining sufficient capital could prevent us from acquiring lots for our construction or increase costs and delays in the completion of our homebuilding expenditures.
On October 28, 2021, we entered a $175.0 million unsecured revolving Credit Facility that includes a $25.0 million accordion feature. As amended on December 19, 2022, our outstanding borrowings under the Credit Facility will mature on December 19, 2025. As of December 31, 2022, our outstanding borrowings under the Credit Facility totaled $15.0 million and our availability as determined in accordance with the borrowing base totaled $102.6 million. For more information on the Credit Facility see “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Credit facility.” If we require working capital greater than that provided by our operations and our Credit Facility, we may be required to seek to increase the amount available under our Credit Facility or to seek alternative financing, which might not be available on terms that are favorable or acceptable or at all. If we are required to seek financing to fund our working capital requirements, volatility in credit or capital markets may restrict our flexibility to successfully obtain additional financing on terms acceptable to us, or at all. If we are at any time unsuccessful in obtaining sufficient capital to fund our planned homebuilding expenditures, we may experience a substantial delay in the completion of homes then under construction, or we may be unable to control or purchase finished building lots. Any delay could result in cost increases and could have a material adverse effect on our sales, profitability, stock performance, cash flows, and ability to service our debt obligations.

Inflation could adversely affect our business and financial results.
Currently, the United States is experiencing inflationary conditions. Inflation could adversely affect our business and financial results by increasing the costs of land, raw materials, and labor needed to operate our business. If our markets have an oversupply of homes relative to demand, we may be unable to offset any such increases in costs with corresponding higher sales prices for our homes. Inflation may also accompany higher interest rates, which could adversely impact a potential homebuyer’s ability to obtain financing on favorable terms, thereby further decreasing demand. If we are unable to raise the prices of our homes to offset the increasing costs of our operations, our margins could decrease. Furthermore, if we need to lower the price of our homes to meet demand, our profitability may decrease. Inflation may also raise our costs of capital and decrease our purchasing power, making it more difficult to maintain sufficient funds to operate our business. Our operations may be negatively impacted by inflation due to increasing construction costs, labor, and materials, as well as land acquisition financing costs. The Federal Reserve materially raised interest rates in the current year and signaled additional interest rate increases which increased our financing costs and has reduced demand for our homes.
Our geographic concentration could materially and adversely affect us if the homebuilding industry in our current markets should decline.
Our business strategy is focused on the design, construction, and sale of single-family homes in four states across the Southeastern United States. While our operations are geographically diverse and we may expand into additional markets (including Houston, Texas), a prolonged economic downturn in one or more of the areas in which we operate, particularly within Atlanta, Georgia, our largest market, could have a material adverse effect on our business, prospects, liquidity, financial condition, and results of operations, and a disproportionately greater impact on us than other homebuilders with larger scale and more diversified operations and geographic footprint.
Difficulties with appraisal valuations in relation to the proposed sales price of our homes could force us to reduce the price of our homes for sale.
Each of our home sales may require an appraisal of the home value before closing. These appraisals are professional judgments of the market value of the property and are based on a variety of market factors. If our internal valuations of the market and pricing do not line up with the appraisal valuations, and appraisals are not at or near the agreed upon sales price, we may be forced to reduce the sales price of the home to complete the sale. These appraisal issues could have a material adverse effect on our business and results of operations.
If the market value of our inventory or controlled lot position declines, our profits could decrease, and we may incur losses.
Inventory risk can be substantial for homebuilders. The market value of building lots and housing inventories can fluctuate significantly because of changing market conditions. In addition, inventory carrying costs can be significant and can result in losses in a poorly performing community or market. We must continuously seek and make acquisitions of lots for expansion into new markets, as well as for replacement and expansion within our current markets, which we generally accomplish by entering finished lot option contracts or land bank option contracts. In the event of adverse changes in economic, market, or community conditions, we may cease further building activities in certain communities, restructure existing land banking option contracts, or elect not to exercise our land banking options. Such actions would result in our forfeiture of some or all of any deposits, fees, or investments paid or made in respect of such arrangements, including any cost overruns. The forfeiture of land contract deposits or inventory impairments may result in a loss that could have a material adverse effect on our profitability, stock performance, ability to service our debt obligations, and future cash flows.
A major health and safety incident relating to our business could be costly in terms of potential liabilities and reputational damage.
Building sites are inherently dangerous and operating in the homebuilding and land development industry poses certain inherent health and safety risks. Due to health and safety regulatory requirements and the number of projects we work on, health and safety performance is critical to the success of all areas of our business.
Any failure in health and safety performance may result in penalties or a suspension or cessation of our operations for non-compliance with relevant regulatory requirements or litigation, and a failure that results in a major or significant health and safety incident is likely to be costly in terms of potential liabilities incurred as a result. Such a failure could generate significant negative publicity and have a corresponding impact on our reputation and our relationships with relevant regulatory agencies, governmental authorities, and local communities, which in turn could have a material adverse effect on our business, prospects, liquidity, financial condition, and results of operations.
Risks related to the operation of our business
Our business model, which is dependent upon our ability to purchase and develop land at competitive prices and the ability of our homebuyers to be able to finance their home purchases through mortgage financing at accessible rates, can be substantially impacted by adverse changes in general economic conditions outside our control.
Our business can be substantially impacted by adverse changes in general economic conditions outside our control, including increases in short- and long-term interest rates, high inflation, and availability and cost of financing for homebuyers. These adverse changes in economic conditions can cause mortgage rates to rise, demand and prices for our homes to diminish, current and future land banking contracts to be negatively impacted, or lead to longer and more costly build times for our homes. We may not be able to recover these increased costs by raising prices, because of weak market conditions and because the price of each home we sell is usually set several months before the home is delivered, as many homebuyers sign their home purchase contracts before construction begins. The potential difficulties described above could increase our costs or impact our homebuyers’ ability to obtain suitable financing and cause some homebuyers to cancel or refuse to honor their home purchase contracts altogether, any of which could have a material adverse effect on our business.
Our inability to successfully identify, secure, and control an adequate inventory of lots at reasonable prices could adversely impact our operations.
The results of our homebuilding operations depend in part upon our continuing ability to successfully identify, control, and acquire an adequate number of homebuilding lots in desirable locations. There is no guarantee an adequate supply of homebuilding lots will continue to be available to us on terms like those available in the past, or that we will not be required to devote a greater amount of capital to controlling homebuilding lots than we have in the past. In addition, because we employ a land-light business model, we may have access to fewer and less attractive homebuilding lots than if we owned lots outright, like some of our competitors who do not operate under a land-light model.
An insufficient supply of homebuilding lots in one or more of our markets, an inability of our developers to deliver finished lots in a timely fashion, a loss or limitation of access to capital by our land bankers, delays in recording deeds or in conveying controlled lots as a result of government shut downs, stay-at-home orders, or other reasons, or our inability to purchase or finance homebuilding lots on reasonable terms could have a material adverse effect on our sales, profitability, stock performance, ability to service our debt obligations, and future cash flows. Any land shortages or any decrease in the supply of suitable land at reasonable prices could limit our ability to develop new communities or result in increased lot deposit requirements or land costs. We may not be able to pass any increased land costs to our homebuyers, which could adversely impact our revenues, earnings, and margins.
As the fair market value of controlled lots fluctuates from the contracted purchase prices in our land banking option contracts, we attempt to renegotiate the terms of the option contracts to ensure lot prices and yields are aligned with current market conditions.
Our business and results of operations are dependent on the availability, skill, and performance of trade partners.
We engage trade partners to perform the construction of our homes. Accordingly, the timing and quality of our construction depend on the availability and skill of our trade partners. While we anticipate being able to obtain reliable trade partners and believe that our relationships with trade partners are good, we do not have long-term, exclusive contractual commitments with any trade partners, and we can provide no assurance that skilled trade partners will continue to be available at reasonable rates and in our markets. In addition, as we expand into new markets, we must develop new relationships with trade partners in such markets, and there can be no assurance that we will be able to do so in a cost-effective and timely manner, or at all. Further, our ability to engage qualified trade partners could be affected by various national, regional, local, economic, and political factors, including changes in immigration laws and trends in labor migration. Additionally, our markets may exhibit a reduced level of skilled labor relative to increased homebuilding demand. Skilled labor shortages in the regions where we operate have made in the past, and may make in the future, the engagement of trade partners more difficult. The inability to contract with skilled trade partners at reasonable rates on a timely basis could have a material adverse effect on our business, prospects, liquidity, financial condition, and results of operations.
Despite our quality control efforts, we may discover from time to time that our trade partners have engaged in improper construction practices or have installed defective materials in our homes. When we discover these issues, we utilize our trade partners to repair the homes in accordance with our new home warranty program and as required by law. The adverse costs of satisfying our warranty program and other legal obligations in these instances may be significant, and we may be unable to recover the costs of warranty-related repairs from trade partners and insurers, which could have a material adverse impact on our business, prospects, liquidity, financial condition, and results of operations. We may also suffer reputational damage from the actions of trade partners, which are beyond our control.
A shortage or increase in the costs of building materials could delay or increase the cost of home construction, which could have an adverse material impact on our business.
The residential construction industry experiences building material shortages from time to time, including shortages in supplies of insulation, drywall, cement, steel, and lumber. These building material shortages can be more severe during periods of strong demand for housing, during periods following natural disasters that have a significant impact on existing residential and commercial structures, or as a result of broader economic disruptions, such as the COVID-19 pandemic. For example, there has recently been a lingering national shortage of electrical transformers due to both natural disasters and the COVID-19 pandemic. While this shortage has recently shown signs of easing, it is uncertain whether or how quickly this shortage will be alleviated and inventories return to normal levels. Further, prices of building materials could be affected by the factors discussed above and various other national, regional, local, economic, and political factors, including changes in tariffs. Our success in recently entered markets or those we may choose to enter in the future depends substantially on our ability to source local materials on terms that are favorable to us. In the event of shortages in building materials in such markets, local and suppliers may choose to allocate their resources to homebuilders with an established presence in the market and with whom they have longer-standing relationships. Building material shortages and price increases for building materials could cause delays in and increase our costs of home construction and our construction cycle time, which in turn could have a material adverse effect on our business, prospects, liquidity, financial condition, and results of operations.
Utility shortages or price increases could have an adverse impact on operations.
Certain of the markets in which we operate or plan to operate in the future may experience utility shortages as well as significant increases in utility costs. For example, certain areas of North Carolina have experienced temporary disruptions to sewer system capacity and development in response to municipal infrastructure delays. Additionally, municipalities may restrict or place moratoriums on the availability of utilities, such as electricity, natural gas, water, and sewer taps. We may incur additional costs and may not be able to complete construction on a timely basis if such utility shortages, restrictions, moratoriums, and rate increases continue. In addition, these utility issues may adversely affect the local economies in which we operate, which may reduce demand for housing in those markets. Our business, prospects, liquidity, financial condition, and results of operations may be materially and adversely impacted if further utility shortages, restrictions, moratoriums, or rate increases occur in our markets.
Increases in our home cancellation rate could have a negative impact on our home sales revenue and home closing gross margins.
We recognize homebuilding revenue at the time of the closing of a sale, at which time title to and possession of the property are transferred to the homebuyer. When we execute sales contracts with homebuyers, or when we require advance payment from homebuyers for custom changes, upgrades or options related to their homes, the cash deposits received are recorded as contract liabilities until the homes are closed or the contracts are canceled. We either retain or refund to the homebuyer deposits on canceled sales contracts, depending upon the applicable provisions of the contract or other circumstances. Cancellations negatively impact the number of closed homes, net new orders, homebuilding revenues, and results of operations, as well as contract liabilities. Cancellations can result from declines or slow appreciation in the market value of homes, increases in the supply of homes available to be purchased, increased competition, higher mortgage interest rates, and adverse changes in economic conditions. During 2022, demand weakened in response to additional increases in mortgage rates. The market’s reaction to the deteriorating economic conditions negatively affected net new orders and has had a negative impact on our cancellation rate. Any continued increase in the level of our cancellations would have a negative impact on our business, prospects, liquidity, financial condition, and results of operations.
We are subject to warranty and liability claims arising in the ordinary course of business that can be significant.
As a homebuilder, we are subject to construction defect, product liability, and home and other warranty claims, including moisture intrusion and related claims, arising in the ordinary course of business. These claims are common to the homebuilding industry and can be costly. There is no assurance that any developments we undertake will be free from defects once completed, and any defects attributable to us may lead to significant contractual or other liabilities. Although we provide trade partners with detailed specifications and perform quality control procedures, trade partners may, in some cases, use improper construction processes or defective materials. Defective products used in the construction of our homes can result in the need to perform extensive repairs.
Under our warranty program, each of our homes comes with a limited warranty against certain building defects for up to one year after closing and a limited warranty against structural claims for up to ten years after closing. When we discover the above issues, we utilize our trade partners to repair the homes in accordance with our trade partner agreements, our warranty program and as required by law. We maintain and require our trade partners to maintain general liability insurance (including construction defect and bodily injury coverage) naming us as an additional insured and workers’ compensation insurance and generally seek to require our trade partners to provide a warranty to us and to defend and indemnify us for liabilities arising from their work. Therefore, any claims relating to workmanship and materials are generally the trade partners’ responsibility.
While these indemnities and insurance policies, subject to deductibles and other coverage limits, protect us against a portion of our risk of loss from claims related to our land development and homebuilding activities, we cannot provide assurance that these indemnities and insurance policies will be adequate to address all of our home and other warranty, product liability, and construction defect claims in the future, or that any potential inadequacies will not have an adverse effect on our business, financial condition, or results of operations. The cost of performing such repairs (not covered by trade partner warranty or indemnities) or litigation arising out of such issues may be significant if we are unable to recover certain costs from trade partners, suppliers and/or insurers. Warranty and construction defect matters can also result in negative publicity, including on social media platforms, which could damage our reputation and negatively affect our ability to sell homes.
Further, the coverage offered by, and the availability of, general liability insurance for completed operations and construction defects are currently limited and costly. While we record an estimate of warranty expense based on historical warranty costs, we cannot provide assurance that coverage will not become costlier and/or be further restricted, increasing our risks and financial exposure to claims.
If we are unable to develop our communities successfully or within expected timeframes, our results of operations could be adversely affected.
Although our preference is to acquire finished lots, we also have acquired in the past and expect to acquire in the future, property that requires further development before we can begin building homes. When a community requires additional development, we devote substantial time and capital to obtain development approvals, acquire land, and construct significant portions of project infrastructure and amenities before the community generates any revenue. In addition, our land bank option contracts often include interest provisions under which delays in land development and/or longer land takedown periods cause us to incur additional cost. It can take several years from the time we acquire control of an undeveloped property to the time we make our first home sale on the site. Delays in the development of communities, including delays associated with trade partners performing the development activities or entitlements, expose us to the risk of changes in market conditions for homes. A decline in our ability to successfully develop and market one of our new undeveloped communities and to generate positive cash flow from these operations in a timely manner could have a material adverse effect on our business and results of operations and on our ability to service our debt and to meet our working capital requirements. In addition, higher than expected absorption rates in existing communities may result in lower-than-expected inventory levels until the development for replacement communities is completed.

We may be unable to obtain suitable bonding for the development of our communities.
We are often required to provide bonds, letters of credit, or guarantees to governmental authorities and others to ensure completion of our communities. As a result of market conditions, some municipalities and governmental authorities have been reluctant to accept surety bonds and instead require credit enhancements, such as cash deposits or letters of credit, in order to maintain existing bonds or issue new bonds. If we are unable to obtain required bonds in the future for our communities, or if we are required to provide credit enhancements with respect to our current or future bonds or in place of bonds, our business, prospects, liquidity, financial condition, and results of operations could be materially and adversely affected.
We may suffer significant financial harm and loss of reputation if we do not comply, cannot comply, or are alleged to have not complied with applicable laws, rules and regulations concerning our classification and compensation practices for independent contractors.
Each of our divisions retain various independent contractors, either directly or indirectly through third-party entities formed by these independent contractors for their business purposes, including, without limitation, some of our sales agents. With respect to these independent contractors, we are subject to the Internal Revenue Service (the “IRS”) regulations, and applicable state law guidelines regarding independent contractor classification. These regulations and guidelines are subject to judicial and agency interpretation, and it might be determined that the independent contractor classification is inapplicable to any sales agents, vendors, or any other individual or entity characterized as an independent contractor. Further, if legal standards for the classification of independent contractors change or appear to be changing, we may need to modify our compensation and benefits structure for such independent contractors, including by paying additional compensation or benefits or reimbursing expenses.
There can be no assurance that legislative, judicial, administrative, or regulatory (including tax) authorities will not introduce proposals or assert interpretations of existing rules and regulations that would change the independent contractor classification of any individual or vendor currently characterized as independent contractors doing business with us. Although management believes there are no proposals currently pending that would significantly change the independent contractor classification, potential changes, if any, with respect to such classification could have a significant impact on our operating model. Further, the costs associated with any such potential changes could have a significant effect on our results of operations and financial condition if we were unable to pass through to our homebuyers an increase in price corresponding to such increased costs. Additionally, we could incur substantial costs, penalties, and damages, including back pay, unpaid benefits, taxes, expense reimbursement and attorneys’ fees, in defending future challenges to our employment classification or compensation practices.
Poor relations with the residents of our communities could negatively impact sales, which could cause our revenues or results of operations to decline.
Residents of communities we develop rely on us to resolve issues or disputes that may arise in connection with the operation or development of their communities. Efforts made by us to resolve these issues or disputes could be deemed unsatisfactory by the affected residents, and subsequent actions by these residents could adversely affect our sales or our reputation. In addition, we could be required to make material expenditures related to the settlement of such issues or disputes or to modify our community development plans, which could adversely affect our results of operations.
Our business depends on our ability to build and maintain a strong reputation and to receive favorable homebuyer reviews. If we receive negative reviews, complaints, negative publicity or otherwise fail to live up to expectations, it could materially adversely affect our business, results of operations, and growth prospects.
Homebuyer complaints or negative publicity about our materials, homes, delivery times, sales and customer support, or marketing strategies, even if not accurate, especially on our website, blogs, and social media websites could diminish homebuyers’ views of our homes and result in harm to our brand. We may be subject to delays and construction or product quality issues due to circumstances beyond our control which may impact our perceived performance and homebuyer satisfaction with our services and our homes. This may result in negative reviews and publicity, which could materially adversely affect our business, results of operations, and growth prospects.

We may engage in joint venture or other unconsolidated entity investments which could be adversely affected by our lack of sole decision-making authority, our reliance on the financial condition of our joint venture partners, and disputes between us and our joint venture partners.
We have in the past or may in the future co-invest with third parties through partnerships, joint ventures, or other unconsolidated entities, to acquire non-controlling interests in, and/or sharing responsibility for, managing the affairs of, a land acquisition, development, title insurance, and/or mortgage lending activities. In this event, we would not be able to exercise sole decision-making authority regarding the acquisition, development, title insurance, and/or mortgage lending activities, and our investment may be illiquid due to our lack of control.
We have in the past or may in the future have investments in and commitments to certain unconsolidated entities with related and unrelated strategic partners generally involved in real estate development, homebuilding, title insurance, and/or mortgage lending activities.
Investments in partnerships, joint ventures, or other unconsolidated entities may, under certain circumstances, involve incremental risks from involving a third party, including the possibility that our joint venture partners might become bankrupt, fail to fund their share of required capital contributions, make poor business decisions, or block or delay necessary decisions. Our joint venture partners may have economic or other business interests or goals that are inconsistent with our business interests or goals and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor our joint venture partners would have full control over the land acquisition or development. If the other partners in our partnerships or joint ventures do not cooperate or fulfill their contractual obligations due to their financial condition, strategic business interests, or otherwise, we may be required to spend additional resources or suffer losses, each of which could be significant. Moreover, our ability to recoup such expenditures and losses by exercising remedies against such partners may be limited due to the contractual terms of the agreements, potential legal defenses they may have, their respective financial condition, and other circumstances. Furthermore, because we lack a controlling interest in our unconsolidated entities we cannot exercise sole decision-making authority, which could create the potential risk of impasses on decisions and prevent the unconsolidated entity from taking, or not taking, actions that we believe may be in our best interests. In addition, as our relationships with our partners are contractual in nature and may be terminated or dissolved under the terms of the applicable agreements, including buy-sell provisions, we may not continue to own or operate the interests or assets underlying such relationship or may need to purchase additional interests or assets in the venture to continue ownership. Disputes between us and our joint venture partners may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and effort on our business. In addition, we may be liable for the actions of our joint venture partners in certain circumstances.
We could be adversely affected by efforts to impose joint employer liability on us for labor, safety, or worker’s compensation law violations committed by our trade partners.
Our homes are constructed by employees of trade partners and other third parties. We do not have the ability to control what these parties pay their employees or the rules they impose on their employees. However, various governmental agencies have taken actions to hold parties like us responsible for violations of wage and hour laws and other labor laws, safety laws, or worker’s compensation laws by trade partners. Governmental rulings that hold us responsible for labor practices by our trade partners could create substantial exposures for us under our trade partner relationships, which could have a material adverse impact on our business, prospects, liquidity, financial condition, and results of operations.
The fabrication and installation of building products may pose certain health and safety risks to the employees of our trade partners. The operations of our trade partners and trade partners are subject to regulation under the Occupational Safety and Health Act (as enforced by the U.S. Occupational Safety and Health Administration (“OSHA”), and equivalent state laws. Changes to OSHA requirements, or stricter interpretation or enforcement of existing laws or regulations, could result in increased costs to our trade partners, which could be passed on to us. If we fail to comply with applicable OSHA regulations, are determined to be responsible for compliance with certain OSHA regulations, or are found jointly liable for any violations of OSHA regulations, even if no work-related serious injury or death occurs, we may be subject to civil or criminal enforcement and be required to pay substantial penalties, incur significant capital expenditures, or suspend or limit operations. Any accidents, citations, violations, injuries, or failure to comply with industry best practices or applicable regulations may subject us to adverse publicity, damage our reputation and competitive position, and adversely affect our business.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more properties for reasonable prices in response to changing economic, financial, and investment conditions may be limited, and we may be forced to hold non-income producing properties for extended periods of time.
Real estate investments are relatively difficult to sell quickly. As a result, our ability to promptly sell one or more properties in response to changing economic, financial, and investment conditions is limited, and we may be forced to hold non-income producing assets for an extended period. We cannot predict whether we will be able to sell any property for the price or on the terms that we set or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a property.
There are various potential conflicts of interest in our relationship with founder and Chairman Tom Bradbury, which could result in decisions that are not in the best interest of our stockholders.
Conflicts of interest may exist or could arise in the future with the Founder Fund, a trust for which Mr. Bradbury is the trustee. The trust is our majority stockholder. We have leased, and we expect to continue to lease, office space from JBB Cherokee Holdings LLC, an entity affiliated with the Founder Fund. We also had related person receivables with an entity affiliated with the Founder Fund as of December 31, 2022 and 2021, related to various general and administrative expenses, including aviation expense and in part related to insurance that was paid on behalf of the related person who reimbursed us at cost. Historically, Mr. Bradbury has also supported our growth by hosting numerous events at personal properties that are intended to foster business development and vendor relations. For fiscal years 2022, 2021, and 2020, we paid an annual use fee to certain entities affiliated with the Founder Fund for use of facilities and related services. Additionally, we have two uncollateralized notes payable to an entity affiliated with the Founder Fund for the purchase of airplanes totaling $1.3 million, $1.5 million, and $1.1 million as of December 31, 2022, 2021, and 2020, respectively, which we have included in accrued expenses and other liabilities in our consolidated balance sheets. We also charter aircraft services from an entity affiliated with the Founder Fund. We have historically licensed SMART Builder, our enterprise resource planning (ERP) system, on a non-exclusive basis from an entity affiliated with the Founder Fund, which we expect to continue licensing following the completion of this offering on a nonexclusive, perpetual, and royalty-free basis. Furthermore, some of the third party vendors we work with source sod directly from an entity affiliated with the Founder Fund.
Conflicts of interest may exist or could arise in the future with Founder Fund-affiliated entities. These transactions may not be on terms that are as attractive as those we might be able to achieve if we sought other partners. Conflicts with Founder Fund-affiliated entities may include, without limitation: conflicts arising from the enforcement of agreements between us and Founder Fund-affiliated entities and conflicts in future transactions that we may pursue with Founder Fund-affiliated entities.
For additional discussion of our executive officers’ and directors’ business affiliations and the potential conflicts of interest of which our stockholders should be aware, see “Certain relationships and related person transactions.”
The estimates, forecasts, and projections relating to our markets prepared by JBREC are based upon numerous assumptions and have not been independently verified by us.
This prospectus contains estimates, forecasts, and projections relating to our markets that were prepared for us for use in connection with this offering by JBREC, an independent research provider and consulting firm focused on the housing industry. See “Market opportunity” in this prospectus for additional information. The estimates, forecasts, and projections relate to, among other things, employment, demographics, household income, home sales prices, and affordability. These estimates, forecasts, and projections are based on data (including third-party data), significant assumptions, proprietary methodologies, and the experience and judgment of JBREC, and we have not independently verified this information.
The estimates, forecasts, and projections are forward-looking statements and involve risks and uncertainties that may cause actual results to be materially different from the projections. JBREC has made these estimates, forecasts, and projections based on studying the historical and current performance of the residential housing market and applying JBREC’s qualitative knowledge about the residential housing market. The future is difficult to predict, particularly given that the economy and housing markets can be cyclical and are subject to changing consumer and market psychology and governmental policies related to mortgage regulations and interest rates. There will usually be differences between projected and actual outcomes because events and circumstances frequently do not occur as expected, and such differences may be material.

For the foregoing reasons, JBREC cannot provide any assurance that the estimates, forecasts, and projections contained in this prospectus are accurate, actual outcomes may vary significantly from those contained or implied by the estimates, forecasts, and projections and you should not place undue reliance on these estimates, forecasts, and projections. We have not independently verified these estimates, forecasts, and projections. Except as required by law, we are not obligated to, and do not intend to, update the statements in this prospectus to conform to actual outcomes or changes in our or JBREC’s expectations.
Our future success depends upon our ability to successfully adapt our business strategy to evolving home buying patterns and trends.
Future home buying patterns and trends could reduce the demand for our homes and, as a result, could have a material adverse effect on our business and results of operations. Part of our business strategy is to offer homes that appeal to a broad range of price-conscious entry-level and empty-nest homebuyers based on each local market in which we operate. However, given the significant increases in average home sales prices across our markets and the anticipated increased demand for more affordable homes due to generational shifts, changing demographics, and other factors, we have increased our focus on offering more affordable housing options in our markets. We believe that, due to anticipated generational shifts, changing demographics, and other factors, the demand for more affordable homes will increase.
We cannot make any assurances that our growth or expansion strategies will be successful, and we may incur a variety of costs to engage in such strategies, including through targeted acquisitions, and the anticipated benefits may never be realized.
We have expanded our business through selected investments in new geographic markets and by capturing market-share within our existing markets. Investments in land, developed lots, and home inventories can expose us to risks of economic loss and inventory impairments if housing conditions weaken or we are unsuccessful in implementing our growth strategies. Our long-term success and growth strategies depend in part upon continued availability of suitable land at acceptable prices. The availability of land, lots, and home inventories for purchase at favorable prices depends on several factors outside of our control. We may compete for available land with entities that possess significantly greater financial, marketing, and other resources. In addition, some state and local governments in markets where we operate have approved, and others may approve, slow-growth or no-growth initiatives and other ballot measures that could negatively impact the availability of land and building opportunities within those areas. Approval of these initiatives could adversely affect our ability to build and sell homes in the affected markets and/or could require the satisfaction of additional administrative and regulatory requirements, which could result in slowing the progress or increasing the costs of our homebuilding operations in these markets. Finally, our ability to begin new projects could be negatively impacted if we elect not to purchase land under our land banking option contracts.
We intend to grow our operations in existing markets and to strategically expand into new markets or pursue opportunistic purchases of other homebuilders on attractive terms, as such opportunities arise. We may be unable to achieve the anticipated benefits of any such growth or expansion, including through targeted acquisitions or through efficiencies that we may be unable to achieve, the anticipated benefits may take longer to realize than expected, or we may incur greater costs than expected in attempting to achieve the anticipated benefits. In such cases, we will likely need to employ additional personnel or trade partners that are knowledgeable about such markets. There can be no assurance that we will be able to recruit, develop, or retain the necessary personnel or trade partners to successfully implement a disciplined management process and culture with local management, that our expansion operations will be successful, or that we will be able to successfully integrate any acquired homebuilder. This could disrupt our ongoing operations, including our Rteam production model, and divert management resources that would otherwise focus on developing our existing business.
We can give no assurance that we will be able to successfully identify, acquire, or implement these new strategies in the future. Accordingly, any such expansion, including through acquisitions, could expose us to significant risks beyond those associated with operating our existing business and may adversely affect our business, prospects, liquidity, financial condition, and results of operations.
We may not consummate the acquisition of Devon Street Homes, which could negatively affect the trading price of our Class A common stock and our future business and financial results.
In May 2023, we entered into an LOI to acquire Devon Street Homes. See “Prospectus summary—Recent developments—Letter of intent to acquire regional Houston homebuilder.” Completion of the acquisition of Devon

Street Homes LP is subject to a number of risks and uncertainties, and we can provide no assurance that the various closing conditions to the LOI will be satisfied or waived. In addition, satisfying the closing conditions to the LOI may take longer than we expect. The occurrence of any of these events individually or in combination could negatively affect the trading price of our Class A common stock and our future business and financial results.
We may not be able to complete or successfully integrate any potential future acquisitions or we may experience challenges in realizing expected benefits of each such acquisition.
From time-to-time, we may evaluate other possible future acquisitions, some of which may be material. These potential future acquisitions may pose significant risks to our existing operations if they cannot be successfully integrated. These acquisitions would place additional demands on our managerial, operational, financial, and other resources and create operational complexity requiring additional personnel and other resources.
Furthermore, the integration of any acquisition may divert management’s time and resources from our core business and disrupt our operations. Moreover, even if we were successful in integrating newly acquired businesses or assets, expected synergies or cost savings may not materialize, resulting in lower-than-expected benefits to us from such transactions. We may spend time and money on projects that do not increase our revenue. Additionally, when making acquisitions, it may not be possible for us to conduct a detailed investigation of the nature of the business or assets being acquired due to, for instance, time constraints in making the decision, and other factors. We may become responsible for additional liabilities or obligations not foreseen at the time of an acquisition. To the extent we pay the purchase price of an acquisition in cash, such an acquisition would reduce our cash reserves, and, to the extent the purchase price of an acquisition is paid with our stock, such an acquisition could be dilutive to our stockholders. To the extent we pay the purchase price of an acquisition with proceeds from incurring debt, such an acquisition would increase our level of indebtedness and interest expense and could negatively affect our liquidity and restrict our operations.
Further, to the extent that the purchase price of an acquisition is paid in the form of an earn-out on future financial results, the success of such an acquisition will not be fully realized by us for a period of time as it is shared with the sellers. In addition, changes to the fair value of estimated earn-out payments could significantly impact our results of operations. All of the above risks could have a material adverse effect on our business, prospects, liquidity, financial condition, and results of operations.
We rely on SMART Builder, an enterprise resource planning system that we nonexclusively license from an entity affiliated with the Founder Fund for managing our construction process and work-flow scheduling. If SMART Builder fails to adequately perform these functions or experiences an interruption in its operation, our business and results of operations could be adversely affected.
The efficient operation of our business depends on SMART Builder, an enterprise resource planning system that we nonexclusively license from an entity affiliated with the Founder Fund. We rely on SMART Builder to effectively manage sales, purchasing, scheduling, production, accounting, servicing, and other functions. SMART Builder is vulnerable to damage or interruption from computer viruses or hackers, natural or man-made disasters, vandalism, terrorist attacks, power loss, or other computer systems, internet, telecommunications, or data network failures. Any such interruptions to SMART Builder could disrupt our business and could result in decreased revenues and increased overhead costs, causing our business and results of operations to suffer. For further discussion on the risks related to our software and information systems, see “Risks related to other legal, regulatory, and tax matters” below.
Risks related to other legal, regulatory, and tax matters
Any limitation on, or reduction or elimination of, tax benefits associated with homeownership would have an adverse effect upon the demand for homes, which could be material to our business.
While tax laws generally permit significant expenses associated with homeownership, primarily mortgage interest expense and real estate taxes, to be deducted for the purpose of calculating an individual’s federal and, in many cases, state taxable income, the ability to deduct mortgage interest expense and real estate taxes for federal income tax purposes is limited. The federal government or a state government may change its income tax laws by eliminating, limiting, or substantially reducing these income tax benefits without offsetting provisions, which may increase the after-tax cost of owning a new home for many of our potential homebuyers. For example, the Tax Cuts and Jobs Act, which became effective January 1, 2018, contained substantial changes to the Code, including

(i) limitations on the ability of our homebuyers to deduct property taxes, (ii) limitations on the ability of our homebuyers to deduct mortgage interest, and (iii) limitations on the ability of our homebuyers to deduct state and local income taxes. Any further future changes may have an adverse effect on the homebuilding industry in general. For example, the further loss or reduction of homeowner tax deductions could decrease the demand for new homes. Any such future changes could also have a material adverse impact on our business, prospects, liquidity, financial condition, and results of operations.
New and existing laws and regulations or other governmental actions may increase our expenses, limit the number of homes that we can build, or delay completion of our communities.
We are subject to numerous local, state, federal, and other statutes, ordinances, rules, and regulations concerning zoning, development, building design, construction, accessibility, anti-discrimination, and other matters, which, among other things, impose restrictive zoning and density requirements, the result of which is to limit the number of homes that can be built within the boundaries of a particular area. We may encounter issues with entitlement, not identify all entitlement requirements during the pre-development review of a project site, or encounter zoning changes that impact our operations. Projects for which we have not received land use and development entitlements or approvals may be subjected to periodic delays, changes in use, less intensive development, or elimination of development in certain specific areas due to government regulations. We may also be subject to periodic delays or may be precluded entirely from developing in certain communities due to building moratoriums or zoning changes. Such moratoriums generally relate to insufficient water supplies, sewage facilities, delays in utility hook-ups, or inadequate road capacity within specific market areas or subdivisions. Local governments also have broad discretion regarding the imposition of development fees for projects in their jurisdiction. Projects for which we have received land use and development entitlements or approvals may still require a variety of other governmental approvals and permits during the development process and can also be impacted adversely by unforeseen health, safety, and welfare issues, which can further delay these projects or prevent their development. As a result of any of these statutes, ordinances, rules, or regulations, the timing of our home sales could be delayed, the number of our home sales could decline, and/or our costs could increase, which could have a material adverse effect on our business, prospects, liquidity, financial condition, and results of operations.
Changes in U.S. trade policies and retaliatory responses from other countries may significantly increase the costs or scarcity of supplies of building materials and products used in our homes.
The state of relationships between other countries and the United States with respect to trade policies, taxes, government relations, and tariffs may impact our business. The federal government has imposed new or increased tariffs or duties on an array of imported materials and goods that are used in connection with the construction and delivery of our homes, including steel, aluminum, lumber, solar panels, and appliances, raising our costs for these items (or products made with them). Foreign governments, including China, Canada, and the European Union, have responded by imposing or increasing tariffs, duties, or trade restrictions on U.S. goods, and may consider other measures. These trading conflicts and related escalating governmental actions that result in additional tariffs, duties, or trade restrictions could cause disruptions or shortages in our supply chains, increase our construction costs or home-building costs generally, or negatively impact the U.S., regional, or local economies and individually or in the aggregate, materially and adversely affect our business and our operating results.
We and our trade partners are subject to environmental, health, and safety laws and regulations, which may increase our costs, result in liabilities, limit the areas in which we can build homes, and delay completion of our communities.
We and our trade partners are subject to a variety of local, state, federal, and other environmental, health, and safety laws, statutes, ordinances, rules, and regulations, including those governing storm water and surface water management, discharge and releases of pollutants and hazardous materials into the environment, including air, groundwater, subsurface and soil, remediation activities, handling of hazardous materials, protection of wetlands, endangered plant and animal species and sensitive habitats, climate change, and human health and safety. The environmental requirements that apply to any given site vary according to multiple factors, including the site’s location, its present and former uses, its environmental conditions, the presence or absence of wetlands, endangered plant or animal species, or sensitive habitats, or the existence of environmental conditions at nearby or adjoining properties. There is no guarantee that we will be able to identify all these considerations during any pre-acquisition or pre-development review of project sites or that such factors will not develop during our development and homebuilding activities. Environmental requirements and conditions, particularly those that have not been previously identified and incorporated into development plans, may result in project delays, may cause us to incur substantial compliance, remediation and other costs and can prohibit or severely restrict development and homebuilding activity in certain areas, including environmentally sensitive regions or contaminated areas. In addition, in those cases where endangered or threatened plant or animal species, wetlands, or other protected environmental resources are involved and agency rulemaking and litigation are ongoing, the outcome of such rulemaking and litigation can be unpredictable and, at any time, can result in unplanned or unforeseeable restrictions on, or the prohibition of development in, identified environmentally sensitive areas. In some instances, regulators from different governmental agencies do not concur on development, remedial standards, or property use restrictions for a project, and the resulting delays or additional costs can be material for a given project.
Certain environmental laws and regulations also impose strict joint and several liability on former and current owners and operators of real property and in connection with third-party sites where parties have sent waste. As a result, we may be held liable for environmental conditions we did not create on properties we currently or formerly owned or operated, including properties we have developed or properties to which we sent waste. In addition, due to our wide range of historic and current ownership, operation, development, homebuilding, and construction activities, we could be liable for future claims for damages because of the past or present use of hazardous materials, including in building materials or fixtures whether or not currently known or suspected to be hazardous or contain hazardous materials. We could be subject to liability claims related to certain naturally occurring conditions, such as methane or radon, or conditions that may develop during or after construction, such as mold. A mitigation plan may be implemented if a cleanup does not remove all contaminants of concern or adequately address a condition. Some homebuyers may not want to purchase a home that is, or that may have been, subjected to remediation or a mitigation plan. In addition, we do not maintain separate insurance policies for claims related to hazardous materials, and insurance coverage for such claims under our general commercial liability insurance may be limited or nonexistent.
Pursuant to such environmental, health, and safety laws, statutes, ordinances, rules, and regulations, we may be required to obtain permits and other approvals from applicable authorities to commence and conduct our development and homebuilding activities. These permits and other approvals may contain restrictions that are costly or difficult to comply with, or may be opposed or challenged by local governments, environmental advocacy groups, neighboring property owners, or other interested parties, which may result in delays, additional costs, and non-approval of our activities.
From time to time, the U.S. Environmental Protection Agency (the “EPA”) or OSHA, and similar federal, state, or local agencies review land developers’ and homebuilders’ compliance with environmental, health, and safety laws, statutes, ordinance, rules, and regulations, including those relating to the storage, handling or discharge of hazardous substances or the control of storm water discharges during construction. Failure to comply with such laws, statutes, ordinances, rules, and regulations may result in civil and criminal fines and penalties, injunctions, suspension of our activities, remedial obligations, third-party claims, enforcement actions or other sanctions, or additional requirements for future compliance as a result of past failures. Similarly, spills or other releases of hazardous substances into the environment could expose us to additional costs or liabilities, including for site investigation, remediation of contamination, or third-party claims for personal injury property damage or natural resource damages. Any such actions taken with respect to us may increase our costs and result in project delays. We expect that increasingly stringent requirements will be imposed on land developers and homebuilders in the future. We cannot assure you that environmental, health, and safety laws will not change or become more stringent in the future in a manner that would not have a material adverse effect on our business, prospects, liquidity, financial condition, and results of operations.
We have provided environmental indemnities to certain land bankers and various third-party land developers in connection with our option contracts with them. These indemnities obligate us to reimburse the indemnified parties for damages related to environmental matters, and, generally, there is no expiration or damage limitations on these indemnities.
Concerns about greenhouse gas emissions and the potential risks associated with climate change have led to increased regulation and other actions that can have an adverse impact on our activities, operations, and profitability and on the availability and price of certain raw materials.
There is a growing concern about the emission of greenhouse gases and other human activities that have caused, and will continue to cause, significant changes in weather patterns and temperatures and increase the frequency and severity of natural disasters. Government mandates, standards, and regulations enacted in response to these current and projected climate change impacts and concerns could result in restrictions on land development in certain areas or increased energy, transportation, and raw material costs. On February 19, 2021, the United States rejoined the Paris Agreement, which requires countries to set greenhouse gas emission reduction goals and review and “represent a progression” in their intended nationally determined contributions every five years. New legislation has been enacted, or may be enacted in the future, or considered for enactment at the federal, state, and local levels relating to climate change, greenhouse gas emissions, and energy production and use, including in response to the United States’ reentry into the Paris Agreement and the Biden Administration’s focus on climate change. This legislation could relate to, for example, matters such as greenhouse gas emissions control and building and other codes that impose energy efficiency standards or require use of energy-saving construction materials. New building or other code requirements that impose stricter energy efficiency standards or requirements for building materials could significantly increase our cost to construct homes. As climate change concerns continue to grow, legislation, regulations, mandates, standards, and other requirements of this nature are expected to continue to be enacted and impose additional costs on us. Additionally, certain areas in the United States either have enacted or are considering a ban on the use of natural gas appliances and/or natural gas hookups in new construction. Such bans, if enacted in areas in which we operate or may decide to operate in the future, could affect our cost to construct homes. Similarly, climate change-related initiatives or requirements impacting the energy industry affect a wide variety of companies throughout the United States, and because our operations are heavily dependent on significant amounts of raw materials with energy-intensive manufacturing and supply processes, such as lumber, steel and concrete, these initiatives or requirements could increase the costs of such materials and have an adverse impact on our operations and profitability. Furthermore, according to the Intergovernmental Panel on Climate Change, physical risks from climate change could include, but are not limited to, increased runoff and earlier spring peak discharge in many glacier and snow-fed rivers, warming of lakes and rivers, increases in sea level, and changes and variability in precipitation and in the intensity and frequency of extreme weather events. These physical impacts may have the potential to significantly affect our business and operations and there is no guarantee that any losses incurred would be covered by applicable insurance policies.
Failure to keep up with evolving trends, regulations, and expectations relating to environmental, social and governance (“ESG”) issues could adversely impact our reputation, access to and cost of capital, and financial results.
Certain institutional investors, investment funds, creditors, influential financial markets participants, and other stakeholders have become increasingly focused on companies’ ESG issues in evaluating their investments and business relationships. Certain organizations also provide assessments of companies’ ESG practices. Although there are no universally accepted standards for such assessments, they are used by some investors to inform their investment and voting decisions. Unfavorable press about, or assessments of, our ESG practices, including the environmental impact of our operations, regardless of whether we comply with applicable legal requirements, may lead to negative investor sentiment toward us.
A failure to comply with ESG expectations and standards, which are evolving, or if we are perceived to not have responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, could cause reputational harm to our business and could have a material adverse effect on our financial results and access to and cost of capital. In addition, the adoption of new ESG-related regulations applicable to our business, or pressure from key stakeholders to comply with additional voluntary ESG-related initiatives or frameworks, could require us to make substantial investments which could impact the results of our operations and cash flows.
The success of our business depends on our ability to obtain, maintain, protect, and enforce our intellectual property rights.
Our success depends, in part, on our ability protect our intellectual property, proprietary information, and technology. We rely, or may in the future rely, on a combination of trademarks, copyrights, unfair competition and trade secret laws, and other intellectual property rights, as well as confidentiality procedures and contractual restrictions, to establish and protect our proprietary rights, all of which provide only limited protection.
We also rely on non-registered proprietary information, technology, and intellectual property rights, including with respect to our home designs, such as unregistered copyrights, confidential information, trade secrets, know-how and technical information. The steps we take to protect our intellectual property may be inadequate and we will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. We attempt to protect our intellectual property, technology, and confidential information in part through confidentiality, nondisclosure and invention assignment agreements with our employees, consultants, contractors, and other third parties who develop intellectual property on or behalf or with whom we share information. However, we cannot guarantee that we have entered into such agreements with each party who has developed intellectual property on our behalf or each party that has or may have had access to our confidential information, know-how, and trade secrets. These agreements may not be self-executing or may be insufficient or breached, or may not effectively prevent unauthorized access to or unauthorized use, disclosure misappropriation or reverse engineering of, our intellectual property, technology, or confidential information. Additionally, these agreements may not provide an adequate remedy for breaches or unauthorized uses or disclosures of our intellectual property, technology, or confidential information. Individuals not subject to invention assignment agreements may make adverse ownership claims in respect of our current and future intellectual property, and to the extent that our employees, independent contractors, or other third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.
Even if we successfully maintain the confidentiality of our trade secrets, intellectual property and other proprietary information, competitors may independently develop products or technologies that are substantially equivalent or superior to our own. Enforcing a claim that a party disclosed proprietary information in an unauthorized manner or infringed, misappropriated, or otherwise violated any intellectual property rights is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, some courts are less willing or unwilling to protect certain intellectual property rights, and agreement terms that address non-competition are difficult to enforce in many jurisdictions and might not be enforceable in certain cases. If we are unable to maintain the proprietary nature of our technologies or intellectual property, our competitive position, business, financial condition, and results of operations could be harmed.
If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest.
Our failure to obtain or maintain adequate protection of our trademark or trade name rights for any reason could have a material adverse effect on our business, results of operations and financial condition. Our current and future trademark applications in the United States may not be allowed or may subsequently be opposed. Once filed and registered, our trademarks or trade names may be challenged, infringed, circumvented, or declared generic, or determined to be infringing on other marks. As a means to enforce our trademark rights and prevent infringement, we may be required to file trademark claims against third parties or initiate trademark opposition proceedings. This can be expensive and time-consuming, particularly for a company of our size. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or homebuyers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights, or other intellectual property may be ineffective and could result in substantial costs and diversion of resources. Any of the foregoing could have a material adverse effect on our business, prospects, liquidity, financial condition, and results of operations.
If third parties claim that we infringe upon their intellectual property rights, our operating profits could be adversely affected.
We face the risk of claims that we have infringed, misappropriated, or otherwise violated third parties’ intellectual property rights. Any claims of trademark or other intellectual property infringement, misappropriation, or violation, even those without merit, could (i) be expensive and time consuming to defend; (ii) require us to rebrand or cease using or offering certain of our products, packaging or services, or otherwise modify our operations; (iii) divert management’s attention and resources; or (iv) require us to enter into royalty or licensing agreements in order to obtain the right to use a third party’s intellectual property. Any royalty or licensing agreements, if required, may not be available to us on acceptable terms or at all. A successful claim against us of third-party intellectual property infringement, misappropriation, or violation could result in our being required to pay significant damages, enter into costly license or royalty agreements, or cease the infringing activity, any of which could have a negative impact on our operating profits and harm our future prospects.
We rely on licenses to use the intellectual property rights of third parties which are incorporated into our products, services, and offerings.
We rely, and expect to continue to rely on, certain services and intellectual property that we license from third parties for use in our operations, particularly SMART Builder, which we license from an entity affiliated with the Founder Fund. We cannot be certain that our suppliers and licensors are not infringing upon the intellectual property rights of others or that our suppliers and licensors have sufficient rights to the third-party technology used in our business in all jurisdictions in which we may operate. Disputes with licensors over uses or terms could result in the payment of additional royalties or penalties by us, cancellation or non-renewal of the underlying license or litigation. In the event that we cannot renew and/or expand existing licenses, we may be required to discontinue or limit our use of the operations, products, or offerings that include or incorporate the licensed intellectual property. Any such discontinuation or limitation could have a material and adverse impact on our business, financial condition, and results of operation.
Perceived or actual information system failures, cybersecurity incidents or attacks, or other security incidents suffered by us or our critical third-party vendors could adversely affect us.
We rely on accounting, financial, operational, management, and other information systems to conduct our operations. Our information systems, and the information systems of any third-party vendors or suppliers we may use, are subject to damage or interruption from power outages, computer and telecommunication failures, computer viruses, cybersecurity incidents or attacks (including malware, phishing attacks, ransomware attacks, social engineering and attempts to gain unauthorized access to data or other electronic security breaches or similar events, or cybersecurity attacks carried out in a manner that does not require gaining unauthorized access, such as causing denial-of-service attacks on systems or websites and rendering them unavailable or ineffective), other security breaches, natural disasters, usage errors, negligence or intentional misuse by our employees or third parties, and other related risks. The risk of such damage or interruption has grown with the increased frequency and sophistication of cybersecurity attacks on companies in recent years. We have and may continue to have cybersecurity incidents, attacks, or disruptions and although we have implemented, and our third-party vendors and suppliers may implement, various controls, systems and processes intended to secure these information systems, there can be no assurance that our efforts to maintain the security and integrity of our information systems will be effective or that future attempted cybersecurity incidents, attacks, or disruptions would not be successful or damaging.
Any perceived or actual cybersecurity incident or attack or other disruption or failure in these information systems, or other systems or infrastructure upon which they rely, could result in unauthorized access to and misappropriation of confidential, sensitive, proprietary, or personal information in our possession or control, or extended interruptions of our operations. Furthermore, any perceived or actual failure or breach of any information systems, or related theft, misuse, or loss of data, could result in a violation of applicable data privacy, cybersecurity, and other laws. In short, a perceived or actual cybersecurity incident, attack, or other disruption could adversely affect our ability to conduct our business, cause significant legal and financial exposure, damage to our reputation, or a loss of confidence in our security measures. Any such incident could harm our business and could have a material adverse effect on our business, prospects, liquidity, financial condition, and results of operations. Given the variety and potential severity of cybersecurity threats, we may not have adequate insurance coverage to compensate against all losses, and we cannot ensure that applicable insurance will continue to be available to us on commercially reasonable terms, or at all, or that our insurer will not deny coverage as to any particular claim.
Our business is subject to complex and evolving laws and regulations regarding data privacy and cybersecurity.
As part of our normal business activities, we collect, use, store, and otherwise process certain personal information, including personal information specific to homebuyers, employees, vendors, and suppliers. We may transfer some of this personal information to third parties who assist us with certain aspects of our business for limited purposes under appropriate contractual arrangements.

The regulatory environment surrounding data privacy and cybersecurity is constantly evolving and can be subject to significant change. Laws and regulations governing data privacy, cybersecurity, and the unauthorized disclosure of personal information pose increasingly complex compliance challenges, including the potential for inconsistent interpretation, and the implementation and maintenance of compliance measures may potentially elevate our costs.
Additionally, laws, regulations, and standards covering marketing, advertising, and other activities conducted by telephone, email, mobile devices, and the internet may be or become applicable to our business, such as the Telephone Consumer Protection Act and the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003.
While we have taken commercially reasonable steps to comply with applicable data privacy and cybersecurity laws, these laws are in some cases relatively new and the interpretation and application of these laws are uncertain. Thus, there can be no assurance that our efforts will be deemed effective by regulatory bodies. Any failure, or perceived failure, by us to comply with applicable data privacy and cybersecurity laws could result in proceedings or actions against us by governmental entities or others, subject us to significant fines, penalties, judgments, and negative publicity, require us to change our business practices, increase the costs and complexity of compliance, and adversely affect our business. As noted above, we are also subject to the possibility of information system failures, cybersecurity incidents or attacks, or other security breaches, which themselves may result in a violation of these laws. Additionally, if we acquire a company that has violated or is not in compliance with applicable data protection laws, we may incur significant liabilities and penalties as a result.
Risks related to our organizational structure
Our principal asset after the completion of this offering will be our interest in Smith Douglas Holdings LLC, and, as a result, we will depend on distributions from Smith Douglas Holdings LLC to pay our taxes and expenses, including payments under the Tax Receivable Agreement. Smith Douglas Holdings LLC’s ability to make such distributions may be subject to various limitations and restrictions.
Upon the consummation of this offering and the Transactions, we will be a holding company and will have no material assets other than our ownership of LLC Interests. As such, we will have no independent means of generating revenue or cash flow, and our ability to pay our taxes and operating expenses or declare and pay dividends in the future, if any, will be dependent upon the financial results and cash flows of Smith Douglas Holdings LLC and distributions we receive from Smith Douglas Holdings LLC. There can be no assurance that Smith Douglas Holdings LLC will generate sufficient cash flow to distribute funds to us or that applicable state law and contractual restrictions, including negative covenants in any applicable debt instruments, will permit such distributions. Smith Douglas Holdings LLC is currently subject to debt instruments or other agreements that restrict its ability to make distributions to us, which may in turn affect Smith Douglas Holdings LLC’s ability to pay distributions to us and thereby adversely affect our cash flows.
Smith Douglas Holdings LLC will continue to be treated as a partnership for U.S. federal income tax purposes and, as such, generally will not be subject to any entity-level U.S. federal income tax. Instead, any taxable income of Smith Douglas Holdings LLC will be allocated to holders of LLC Interests, including us. Accordingly, we will incur income taxes on our allocable share of any net taxable income of Smith Douglas Holdings LLC. Under the terms of the Smith Douglas LLC Agreement, Smith Douglas Holdings LLC will be obligated, subject to various limitations and restrictions, including with respect to our debt agreements, to make tax distributions to holders of LLC Interests, including us. In addition to tax expenses, we will also incur expenses related to our operations, including payments under the Tax Receivable Agreement, which we expect will be significant. See “Certain relationships and related person transactions—Tax Receivable Agreement.” We intend, as its managing member, to cause Smith Douglas Holdings LLC to make cash distributions to the holders of LLC Interests in an amount sufficient to (i) fund all or part of their tax obligations in respect of taxable income allocated to them and (ii) cover our operating expenses, including payments under the Tax Receivable Agreement. However, Smith Douglas Holdings LLC’s ability to make such distributions may be subject to various limitations and restrictions, such as restrictions on distributions that would either violate any contract or agreement to which Smith Douglas Holdings LLC is then a party, including debt agreements, or any applicable law, or that would have the effect of rendering Smith Douglas Holdings LLC insolvent. If we do not have sufficient funds to pay tax or other liabilities, or to fund our operations (including, if applicable, because of an acceleration of our obligations under the Tax Receivable Agreement), we may have to borrow funds, which could materially and adversely affect our liquidity and financial condition, and subject us to various restrictions imposed by any lenders of such funds. To the extent we are unable to make timely payments under the Tax Receivable Agreement for any reason, such payments generally will be deferred and will accrue interest until paid; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement resulting in the acceleration of payments due under the Tax Receivable Agreement. See “Certain relationships and related person transactions—Tax Receivable Agreement” and “Certain relationships and related person transactions—Smith Douglas LLC Agreement—Agreement in effect upon consummation of the Transactions—Distributions.” In addition, if Smith Douglas Holdings LLC does not have sufficient funds to make distributions, our ability to declare and pay cash dividends will also be restricted or impaired, although we do not anticipate declaring or paying any cash dividends on our Class A common stock in the foreseeable future. See “—Risks related to this offering and ownership of our Class A common stock” and “Dividend policy.”
Under the Smith Douglas LLC Agreement, we intend to cause Smith Douglas Holdings LLC, from time to time, to make distributions in cash to the holders of LLC Interests (including us) in amounts sufficient to cover the taxes imposed on their allocable share of taxable income of Smith Douglas Holdings LLC. As a result of (i) potential differences in the amount of net taxable income allocable to us and to the other holders of LLC Interests, (ii) the lower tax rate applicable to corporations as opposed to individuals, and (iii) certain tax benefits covered by, and payments under, the Tax Receivable Agreement, these tax distributions may be in amounts that exceed our tax liabilities. Our board of directors will determine the appropriate uses for any excess cash so accumulated, which may include, among other uses, the payment of obligations under the Tax Receivable Agreement and the payment of other expenses. We will have no obligation to distribute such cash (or other available cash) to our stockholders. No adjustments to the exchange ratio for LLC Interests and corresponding shares of Class A common stock will be made as a result of any cash dividend or distribution by us or any retention of cash by us. As a result, the holders of LLC Interests (other than us) may benefit from any value attributable to such cash balances if they acquire shares of Class A common stock in exchange for their LLC Interests, notwithstanding that such holders may have participated previously as holders of LLC Interests in distributions that resulted in such excess cash balances to us. See “Description of capital stock.” To the extent we do not distribute such excess cash as dividends on our Class A common stock we may take other actions with respect to such excess cash, for example, holding such excess cash, or lending or contributing it (or a portion thereof) to Smith Douglas Holdings LLC, which may result in shares of our Class A common stock increasing in value relative to the value of LLC Interests. Following a contribution of such excess cash to Smith Douglas Holdings LLC we may make an adjustment to the outstanding number of LLC Interests held by holders of LLC Interests (other than us).
The Tax Receivable Agreement with the Continuing Equity Owners requires us to make cash payments to them in respect of certain tax benefits to which we may become entitled, and we expect that such payments will be substantial.
In connection with the consummation of this offering, we will enter into a Tax Receivable Agreement with Smith Douglas Holdings LLC and each of the Continuing Equity Owners. Under the Tax Receivable Agreement, we will be required to make cash payments to the Continuing Equity Owners equal to 85% of the tax benefits, if any, that we actually realize, or in certain circumstances are deemed to realize, as a result of (i) Basis Adjustments; (ii) Section 704(c) Allocations; and (ii) certain tax benefits (such as interest deductions) arising from payments under the Tax Receivable Agreement.
The payment obligation is an obligation of Smith Douglas Homes Corp. and not of Smith Douglas Holdings LLC. We expect that the amount of the cash payments we will be required to make under the Tax Receivable Agreement will be substantial. Any payments made by us to the Continuing Equity Owners under the Tax Receivable Agreement will not be available for reinvestment in our business and will generally reduce the amount of overall cash flow that might have otherwise been available to us. To the extent that we are unable to make timely payments under the Tax Receivable Agreement for any reason, the unpaid amounts will be deferred and will accrue interest until paid by us; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement resulting in the acceleration of payments due under the Tax Receivable Agreement. See “Certain relationships and related person transactions—Tax Receivable Agreement” and “Certain relationships and related person transactions—Smith Douglas LLC Agreement—Agreement in effect upon consummation of the Transactions—Distributions.” Payments under the Tax Receivable Agreement are not conditioned upon continued ownership of Smith Douglas Holdings LLC by the exchanging Continuing Equity Owners. Furthermore, if we experience a change of control (as defined under the Tax Receivable Agreement), which includes certain mergers, asset sales, and other forms of business combinations, we would be obligated to make an immediate payment, and such payment may be significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the payment relates. This payment obligation could (i) make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that are the subject of the Tax Receivable Agreement and (ii) result in holders of our Class A common stock receiving substantially less consideration in connection with a change of control transaction than they would receive in the absence of such obligation. Accordingly, the Continuing Equity Holders’ interests may conflict with those of the holders of our Class A common stock.
Assuming no material changes in the relevant tax laws and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect that the tax savings associated with the purchase of LLC Interests in connection with this offering, together with future redemptions or exchanges of all remaining LLC Interests owned by the Continuing Equity Owners pursuant to the Smith Douglas LLC Agreement as described above, would aggregate to approximately $   million over    years from the date of this offering based on the assumed initial public offering price of $   per share of our Class A common stock, which is the midpoint of the range set forth on the cover page of this prospectus, and assuming all future redemptions or exchanges would occur one year after this offering. Under such scenario, assuming future payments are made on the date each relevant tax return is due, without extensions, we would be required to pay approximately 85% of such amount, or approximately $   million, over the    -year period from the date of this offering. The actual Basis Adjustments and Section 704(c) Allocations and the actual utilization of any resulting tax benefits, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors including: the timing of redemptions by the Continuing Equity Owners; the price of shares of our Class A common stock at the time of the exchange; the extent to which such exchanges are taxable; the amount of gain recognized by such Continuing Equity Owners; the amount and timing of the taxable income allocated to us or otherwise generated by us in the future; the portion of our payments under the Tax Receivable Agreement constituting imputed interest; and the federal and state tax rates then applicable.
Our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon the Continuing Equity Owners that will not benefit holders of our Class A common stock to the same extent that it will benefit the Continuing Equity Owners.
Our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon the Continuing Equity Owners that will not benefit the holders of our Class A common stock to the same extent that it will benefit the Continuing Equity Owners. We will enter into the Tax Receivable Agreement with Smith Douglas Holdings LLC and the Continuing Equity Owners in connection with the completion of this offering and the Transactions, which will provide for the payment by us to the Continuing Equity Owners of 85% of the amount of tax benefits, if any, that we actually realize, or in some circumstances are deemed to realize, as a result of (i) Basis Adjustments; (ii) Section 704(c) Allocations; and (ii) certain tax benefits (such as interest deductions) arising from payments under the Tax Receivable Agreement. See “Certain relationships and related person transactions—Tax Receivable Agreement.” Although we will retain 15% of the amount of such tax benefits, this and other aspects of our organizational structure may adversely impact the future trading market for our Class A common stock.
In certain cases, payments under the Tax Receivable Agreement to the Continuing Equity Owners may be accelerated or significantly exceed any actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement.
The Tax Receivable Agreement will provide that if (i) we materially breach any of our material obligations under the Tax Receivable Agreement, (ii) certain mergers, asset sales, other forms of business combinations or other changes of control occur after the consummation of this offering, or (iii) we elect an early termination of the Tax Receivable Agreement, then our obligations, or our successor’s obligations, under the Tax Receivable Agreement to make payments will be determined based on certain assumptions, including an assumption that we will have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement.
As a result of the foregoing, we would be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement, based on certain assumptions, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. Such cash payment to the Continuing Equity Owners could be greater than the specified percentage of any actual benefits we ultimately realize in respect of the tax benefits that are subject to the Tax Receivable

Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring, or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. For example, should we elect to terminate the Tax Receivable Agreement immediately following this offering, assuming no material changes in the relevant tax laws or tax rates and that we earn sufficient taxable income to realize all tax potential benefits that are subject to the Tax Receivable Agreement, we estimate that the aggregate of termination payments would be approximately $    million based on the assumed initial public offering price of $    per share of our Class A common stock, which is the midpoint of the range set forth on the cover page of this prospectus, and assuming SOFR (as defined in the Tax Receivable Agreement) were to be    . There can be no assurance that we will be able to fund or finance our obligations under the Tax Receivable Agreement. We may need to incur debt to finance payments under the Tax Receivable Agreement to the extent our cash resources are insufficient to meet our obligations under the Tax Receivable Agreement as a result of timing discrepancies or otherwise.
We will not be reimbursed for any payments made to the Continuing Equity Owners under the Tax Receivable Agreement in the event that any tax benefits are disallowed.
Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine, and the IRS, or another tax authority, may challenge all or part of the Basis Adjustments, Section 704(c) Allocations, or other tax benefits we claim, as well as other related tax positions we take, and a court could sustain such challenge. If the outcome of any such challenge would reasonably be expected to materially and adversely affect the rights and obligations of Continuing Equity Owners under the Tax Receivable Agreement, then we will not be permitted to settle such challenge without the consent (not to be unreasonably withheld or delayed) of Continuing Equity Owners. The interests of Continuing Equity Owners in any such challenge may differ from or conflict with our interests and your interests, and Continuing Equity Owners may exercise their consent rights relating to any such challenge in a manner adverse to our interests and your interests. We will not be reimbursed for any cash payments previously made to the Continuing Equity Owners under the Tax Receivable Agreement in the event that any tax benefits initially claimed by us and for which payment has been made to a Continuing Equity Owner are subsequently challenged by a taxing authority and are ultimately disallowed. Instead, any excess cash payments made by us to a Continuing Equity Owner will be netted against future cash payments, if any, that we might otherwise be required to make to such Continuing Equity Owner, under the terms of the Tax Receivable Agreement. However, we might not determine that we have effectively made an excess cash payment to a Continuing Equity Owner for a number of years following the initial time of such payment. Moreover, the excess cash payments we made previously under the Tax Receivable Agreement could be greater than the amount of future cash payments against which we would otherwise be permitted to net such excess. The applicable U.S. federal income tax rules for determining applicable tax benefits we may claim are complex and factual in nature, and there can be no assurance that the IRS or a court will agree with our tax reporting positions. As a result, payments could be made under the Tax Receivable Agreement significantly in excess of any actual cash tax savings that we realize in respect of the tax attributes with respect to a Continuing Equity Owner that are the subject of the Tax Receivable Agreement.
Changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our results of operations and financial condition.
We are subject to taxation by U.S. federal, state, and local tax authorities. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:
•	allocation of expenses to and among different jurisdictions;
•
changes to our assessment about our ability to realize, or in the valuation of, our deferred tax assets that are based on estimates of our future results, the prudence and feasibility of possible tax planning strategies, and the economic and political environments in which we do business;

•	expected timing and amount of the release of any tax valuation allowances;
•	tax effects of stock-based compensation;
•	costs related to intercompany restructurings;
•	changes in tax laws, regulations, or interpretations thereof;
•	the outcome of current and future tax audits, examinations, or administrative appeals;

•
lower than anticipated future earnings in jurisdictions where we have lower statutory tax rates and higher than anticipated future earnings in jurisdictions where we have higher statutory tax rates; and

•	limitations or adverse findings regarding our ability to do business in some jurisdictions.
Any changes in U.S. taxation may increase our effective tax rate and harm our business, financial condition, and results of operations. In particular, new income or other tax laws or regulations could be enacted at any time, which could adversely affect our business operations and financial performance. Further, existing tax laws and regulations could be interpreted, modified, or applied adversely to us.
If we were deemed to be an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), including as a result of our ownership of Smith Douglas Holdings LLC, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.
Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if (i) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities, or (ii) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding, or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an “investment company,” as such term is defined in either of those sections of the 1940 Act.
We and Smith Douglas Holdings LLC intend to conduct our operations so that we will not be deemed an investment company. As the sole managing member of Smith Douglas Holdings LLC, we will control and operate Smith Douglas Holdings LLC. On that basis, we believe that our interest in Smith Douglas Holdings LLC is not an “investment security” as that term is used in the 1940 Act. However, if we were to cease participation in the management of Smith Douglas Holdings LLC, or if Smith Douglas Holdings LLC itself becomes an investment company, our interest in Smith Douglas Holdings LLC could be deemed an “investment security” for purposes of the 1940 Act.
We and Smith Douglas Holdings LLC intend to conduct our operations so that we will not be deemed an investment company. If it were established that we were an unregistered investment company, there would be a risk that we would be subject to monetary penalties and injunctive relief in an action brought by the U.S. Securities and Exchange Commission (the “SEC”), that we would be unable to enforce contracts with third parties and that third parties could seek to obtain rescission of transactions undertaken during the period it was established that we were an unregistered investment company. If we were required to register as an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.
We depend on key management personnel and other experienced employees.
Our success depends to a significant degree upon the contributions of certain key management personnel, including, but not limited to, our founder and Chairman Tom Bradbury, our Chief Executive Officer Greg Bennett, and our Chief Financial Officer Russell Devendorf. Although we have entered into employment agreements with Mr. Bennett and Mr. Devendorf, there is no guarantee that Mr. Bennett and Mr. Devendorf will remain employed by us. Our ability to retain our key management personnel, or to attract suitable replacements should any existing members of our management team leave, is dependent on the competitive nature of the employment market. The loss of services from key management personnel or a limitation in their availability could materially and adversely impact our business, prospects, liquidity, financial condition, and results of operations. Further, such a loss could be negatively perceived in the capital markets. We have not obtained key person life insurance that would provide us with proceeds in the event of the death or disability of any of our key management personnel.
Experienced employees in the homebuilding, land acquisition, development, and construction industries are fundamental to our ability to generate, obtain, and manage opportunities. In particular, local knowledge and relationships are critical to our ability to source attractive land acquisition opportunities. Experienced employees working in the homebuilding, development, and construction industries are highly sought after. Failure to attract and retain such personnel or to ensure that their experience and knowledge is not lost when they leave the business through retirement, redundancy or otherwise may adversely affect the standards of our service and may have an adverse impact on our business, prospects, liquidity, financial condition, and results of operations.

Our current financing arrangements contain, and our future financing arrangements likely will contain, restrictive covenants.
Our current financing arrangements (including the Credit Facility) contain, and the financing arrangements we enter in the future likely will contain, covenants (financial and otherwise) affecting our ability to incur additional debt, make certain investments, reduce liquidity below certain levels, make distributions to our stockholders, and otherwise affect our operating policies. The restrictions contained in our financing arrangements could also limit our ability to plan for or react to market conditions, meet capital needs, make acquisitions, or otherwise restrict our activities or business plans. For example, the Credit Facility’s financial covenants include (i) a minimum tangible net worth requirement, (ii) a maximum leverage ratio, (iii) a maximum ratio of EBITDA to interest incurred, and (iv) a minimum liquidity requirement.
If we fail to meet or satisfy any of these covenants in our debt agreements, we would be in default under these agreements, and our lenders could elect to declare outstanding amounts due and payable, terminate their commitments, require the posting of additional collateral, or enforce their respective interests against existing collateral. A default also could significantly limit our financing alternatives, which could cause us to curtail our investment activities and/or dispose of assets when we otherwise would not choose to do so. If we default on several of our debt agreements or any single significant debt agreement, it could have a material adverse effect on our business, prospects, liquidity, financial condition, and results of operations.
We expect to use leverage in executing our business strategy, which may adversely affect the return on our assets.
We may incur a substantial amount of debt in the future. Our existing indebtedness is recourse to us, and we anticipate that future indebtedness will likewise be recourse. As of December 31, 2022, we had $15.0 million of debt outstanding, bearing interest at the rates of 7.25% to 3.30% depending on the type of loan. Our board of directors will consider several factors when evaluating our level of indebtedness and when making decisions regarding the incurrence of new indebtedness, including the purchase price of assets to be acquired with debt financing, the estimated market value of our assets, and the ability of particular assets, and us as a whole, to generate cash flow to cover the expected debt service. Our governing corporate documents do not contain a limitation on the amount of debt we may incur, and our board of directors may change our target debt levels at any time without the approval of our stockholders.
Incurring a substantial amount of debt could have important consequences for our business, including:
•	making it more difficult for us to satisfy our obligations with respect to our debt or to our trade or other creditors;
•	increasing our vulnerability to adverse economic or industry conditions;
•	limiting our ability to obtain additional financing to fund capital expenditures and acquisitions, particularly when the availability of financing in the capital markets is limited;
•
requiring a substantial portion of our cash flows from operations and the proceeds from this offering for the payment of interest on our debt and reducing our ability to use our cash flows and the proceeds from this offering to fund working capital, capital expenditures, acquisitions, and general corporate requirements;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and
•	placing us at a competitive disadvantage to less leveraged competitors.
We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us through capital markets financings or under our credit facilities or otherwise in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, on or before its maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all. In addition, we may incur additional indebtedness to finance our operations or to repay existing indebtedness. If we cannot service our indebtedness, we may have to take actions such as selling assets, seeking additional debt or equity, financing, or reducing or delaying capital expenditures, strategic acquisitions, investments, and alliances. We cannot assure you that any such actions, if necessary, could be effected on commercially reasonable terms or at all, or on terms that would be advantageous to our stockholders or on terms that would not require us to breach the terms and conditions of our existing or future debt agreements.

Our PPP Loan eligibility and forgiveness, while approved, remains subject to audit for compliance with applicable Small Business Administration (“SBA”) requirements.
As a result of the COVID-19 pandemic, we sought and obtained support through various business assistance programs. We applied for and, on May 1, 2020, received a Paycheck Protection Program Loan in the amount of $5.1 million (the “PPP Loan”), under the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”), as administered by the SBA. The application for receipt of the PPP Loan required us to certify, in good faith, that the attendant economic uncertainty made the loan necessary to support our ongoing operations. On August 16, 2021, we received notice the full principal amount and all accrued interest thereon of the PPP Loan was formally forgiven by the SBA. Under the terms of the PPP Loan, we must retain all related records for a period of six years from the date the loan was forgiven. During this period, our PPP Loan eligibility and loan forgiveness application are subject to review and audit by the SBA. We are aware of the requirements of the PPP Loan and believe we are within the eligibility threshold and have used the loan proceeds in accordance with the PPP Loan forgiveness requirements. We have retained all necessary documentation supporting our eligibility. If, despite our actions and good faith belief that we satisfied all eligibility requirements for the PPP Loan, we are made subject to an audit and are found to have been ineligible to receive the PPP Loan or forgiveness thereof, or are found in violation of any of the laws or regulations that apply to us in connection with the PPP Loan, we may be subject to penalties, including significant civil, criminal, and administrative penalties, and could be required to repay the PPP Loan. An audit by the SBA could consume significant financial and management resources. Any of these events could harm our business, results of operations, and financial condition.
Risks related to this offering and ownership of our Class A common stock
The Continuing Equity Owners will continue to have significant influence over us after this offering, including control over decisions that require the approval of stockholders.
Upon consummation of this offering, the Continuing Equity Owners will control, in the aggregate, approximately   % of the voting power represented by all our outstanding shares of capital stock. As a result, the Continuing Equity Owners will continue to exercise significant influence over all matters on which holders of Class B common stock are entitled to vote, including the election and removal of directors (subject to the rights of the holders of preferred stock, if any), amendments to our amended and restated certificate of incorporation or bylaws, and any approval of significant corporate transactions (including a sale of all or substantially all of our assets), and will continue to have significant control over our business, affairs, and policies, including the appointment of our management, through their influence over the board composition. The directors, whom the Continuing Equity Owners will have the ability to elect through their voting power, will have the authority to incur additional debt, issue or repurchase stock, declare dividends, and make other decisions that could be detrimental to stockholders.
We expect that certain members of our board will continue to be affiliated with the Continuing Equity Owners. The Continuing Equity Owners can take actions that have the effect of delaying or preventing a change of control of us or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. These actions may be taken even if other stockholders oppose them. The concentration of voting power with the Continuing Equity Owners may have an adverse effect on the price of our Class A common stock. The Continuing Equity Owners may have interests that are different from yours and may vote in a way with which you disagree and that may be adverse to your interests.
Our stock price may change significantly following the offering, and you may not be able to resell shares of our Class A common stock at or above the price you paid or at all, and you could lose all or part of your investment as a result.
The initial public offering price for the shares was determined by negotiations between us and the underwriters. You may not be able to resell your shares at or above the initial public offering price due to a number of factors included herein, including the following:
•	results of operations that vary from the expectations of securities analysts and investors;
•	results of operations that vary from those of our competitors;
•	changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

•	technology changes, changes in consumer behavior in our industry;
•	security breaches related to our systems or those of our affiliates or strategic partners;
•	changes in economic conditions for companies in our industry;
•	changes in market valuations of, or earnings and other announcements by, companies in our industry;
•	declines in the market prices of stocks generally, particularly those of residential construction;
•	strategic actions by us or our competitors;
•
announcements by us, our competitors or our strategic partners of significant contracts, new products, acquisitions, joint marketing relationships, joint ventures or other unconsolidated entities, other strategic relationships, or capital commitments;

•	changes in general economic or market conditions or trends in our industry or the economy as a whole and, in particular, in the residential construction environment;
•	changes in business or regulatory conditions;
•	future sales of our Class A common stock or other securities;
•	investor perceptions of the investment opportunity associated with our Class A common stock relative to other investment alternatives;
•	the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;
•	announcements relating to litigation or governmental investigations;
•	guidance, if any, that we provide to the public, any changes in this guidance, or our failure to meet this guidance;
•	the development and sustainability of an active trading market for our stock;
•	changes in accounting principles; and
•
other events or factors, including those resulting from system failures and disruptions, natural disasters, war, acts of terrorism, an outbreak of highly infectious or contagious diseases, such as COVID-19, or responses to these events.

Furthermore, the stock market may experience extreme volatility that, in some cases, may be unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our Class A common stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our Class A common stock is low.
In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of management from our business regardless of the outcome of such litigation.
We cannot predict the effect our dual class structure may have on the market price of our Class A common stock.
We cannot predict whether our dual class structure will result in a lower or more volatile market price of our Class A common stock, adverse publicity, or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indices. In July 2017, FTSE Russell announced that it plans to require new constituents of its indices to have greater than 5% of the company’s voting rights in the hands of public stockholders, and S&P Dow Jones announced that it will no longer admit companies with multiple-class share structures to certain of its indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400, and S&P SmallCap 600, which together make up the S&P Composite 1500. Also in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices and in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under such announced policies, the dual class structure of our stock would make us ineligible for inclusion in certain indices and, as a result, mutual funds, exchange-traded funds, and other investment vehicles that attempt to track those indices would not invest in our Class A common stock. These policies are relatively new, and it is unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from such indices, but it is possible they may depress valuations, compared to similar companies that are included. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected.
Non-U.S. Holders may be subject to U.S. federal income tax on gain realized on the sale or disposition of shares of our Class A common stock.
Because of our anticipated holdings in U.S. real property interests following the completion of the Transactions, we believe we will be and will remain a “United States real property holding corporation” for U.S. federal income tax purposes. As a result, a Non-U.S. Holder (as defined in “Material U.S. federal income tax considerations to Non-U.S. Holders of Class A common stock”) generally will be subject to U.S. federal income tax on any gain realized on a sale or disposition of shares of our Class A common stock unless our Class A common stock is regularly traded on an established securities market and such Non-U.S. Holder did not actually or constructively hold more than 5% of our Class A common stock at any time during the shorter of (i) the five-year period preceding the date of the sale or disposition and (ii) the Non-U.S. Holder’s holding period in such stock. In addition, if the above exception does not apply, a purchaser of the stock from such Non-U.S. holder generally will be required to withhold and remit to the IRS 15% of the purchase price. A Non-U.S. Holder will also be required to file a U.S. federal income tax return for any taxable year in which it realizes a gain from the disposition of our Class A common stock that is subject to U.S. federal income tax. We anticipate that our Class A common stock will be regularly traded on an established securities market following this offering. However, no assurance can be given in this regard, and no assurance can be given that our Class A common stock will remain regularly traded in the future. Non-U.S. Holders should consult their tax advisors concerning the consequences of disposing of shares of our Class A common stock.
Upon the listing of our Class A common stock, we will be a “controlled company” within the meaning of the rules of the exchange and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You may not have the same protections afforded to stockholders of companies that are subject to such corporate governance requirements.
After the consummation of this offering, Founder Fund, a trust controlled by our founder and Chairman Tom Bradbury, will have more than 50% of the voting power for the election of directors, and, as a result, we will be considered a “controlled company” for the purposes of the corporate governance rules of the exchange. The corporate governance requirements and specifically the independence standards are intended to ensure that directors who are considered independent are free of any conflicting interest that could influence their actions as directors. Following this offering, we intend to utilize certain exemptions afforded to a “controlled company.” As a result, we will not be subject to certain corporate governance requirements, including that a majority of our board of directors consists of “independent directors,” as defined under the rules of the exchange. In addition, we will not be required to have a nominating and corporate governance committee or compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities or to conduct annual performance evaluations of the nominating and corporate governance and compensation committees.
Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all the corporate governance requirements of the exchange. Our status as a controlled company could make our Class A common stock less attractive to some investors or otherwise harm our stock price.

Certain provisions of Delaware law and antitakeover provisions in our organizational documents could delay or prevent a change of control.
Certain provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws may have an antitakeover effect and may delay, defer, or prevent a merger, acquisition, tender offer, takeover attempt, or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. These provisions provide for, among other things:
•	the ability of our board of directors to issue one or more series of preferred stock without stockholder approval;
•
at any time when our Continuing Equity Owners beneficially own, in the aggregate, at least a majority of the voting power of our outstanding capital stock, our stockholders may take action by consent without a meeting, and at any time when our Continuing Equity Owners beneficially own, in the aggregate, less than a majority of the voting power of our outstanding capital stock, our stockholders may not take action by consent without a meeting, but may only take action at a meeting of stockholders;

•	vacancies on our board of directors will be able to be filled only by our board of directors and not by stockholders;
•	advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders;
•
at any time when our Continuing Equity Owners beneficially own, in the aggregate, at least a majority of the voting power of our outstanding capital stock, our stockholders may call a special meeting of stockholders, and at any time when our Continuing Equity Owners beneficially own, in the aggregate, less than the majority of the voting power of our outstanding capital stock, our stockholders will be unable to call a special meeting of stockholders;

•	no cumulative voting in the election of directors;
•
at any time when our Continuing Equity Owners beneficially own, in the aggregate, at least a majority of the voting power of our outstanding capital stock, directors may be removed at any time with or without cause upon the affirmative vote of the holders of a majority of the voting power of our outstanding shares of capital stock entitled to vote thereon, and at any time when our Continuing Equity Owners beneficially own, in the aggregate, less than the majority of the voting power of our outstanding shares of capital stock entitled to vote generally in the election of directors, in the aggregate, directors may only be removed for cause and only upon the affirmative vote of holders of at least 66 2/3% of the voting power of our outstanding shares of capital stock entitled to vote thereon; and

•
that certain provisions of amended and restated certificate of incorporation may be amended only by the affirmative vote of holder of at least 66 2/3% of the voting power of our then-outstanding capital stock entitled to vote thereon.

These antitakeover provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares.
In addition, we have opted out of Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”), but our amended and restated certificate of incorporation will provide that engaging in any of a broad range of business combinations with any “interested” stockholder (generally defined as any stockholder with 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such stockholder) for a period of three years following the time on which the stockholder became an “interested” stockholder is prohibited, subject to certain exceptions (except with respect to the Continuing Equity Owners and any of their respective affiliates and any of their respective direct or indirect transferees of our common stock). See “Description of capital stock.”
We will become subject to financial reporting and other requirements as a public company for which our accounting and other management systems and resources may not be adequately prepared.
As a public company with listed equity securities, we will need to comply with new laws, regulations, and requirements, including the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange

Act”), certain corporate governance provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and related regulations and requirements of the SEC, with which we were not required to comply as a private company. The Exchange Act requires that we file annual, quarterly, and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Section 404 of the Sarbanes-Oxley Act requires our management and independent auditors to report annually on the effectiveness of our internal control over financial reporting. However, we are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), so for as long as we continue to be an emerging growth company, we intend to take advantage of certain exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404. Once we are no longer an emerging growth company or, if prior to such date, we opt to no longer take advantage of the applicable exemptions, we will be required to include an opinion from our independent auditors on the effectiveness of our internal control over financial reporting. These reporting and other obligations will place significant demands on our management, administrative, operational, and accounting resources and will cause us to incur significant expenses. We may need to upgrade our systems or create new systems, implement additional financial and management controls, reporting systems and procedures, create or outsource an internal audit function, and hire additional accounting and finance staff. If we are unable to accomplish these objectives in a timely and effective fashion, our ability to comply with the financial reporting requirements and other rules that apply to reporting companies could be impaired. Any failure to maintain effective internal control over financial reporting could have a material adverse effect on our business, prospects, liquidity, financial condition, and results of operations. We also expect that being a public company and these rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers. As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and operating results.
The JOBS Act will allow us to postpone the date by which we must comply with certain laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC. We cannot be certain if this reduced disclosure will make our Class A common stock less attractive to investors.
The JOBS Act is intended to reduce the regulatory burden on “emerging growth companies.” As defined in the JOBS Act, a public company whose initial public offering of common equity securities occurs after December 8, 2011, and whose annual net sales are less than $1.235 billion will, in general, qualify as an “emerging growth company” until the earliest of:
•	the last day of its fiscal year following the fifth anniversary of the date of its initial public offering of common equity securities;
•	the last day of its fiscal year in which it has annual gross revenue of $1.235 billion or more;
•	the date on which it has, during the previous three-year period, issued more than $1 billion in nonconvertible debt; and
•
the date on which it is deemed to be a “large accelerated filer,” which will occur at such time as we (i) have an aggregate worldwide market value of common equity securities held by non-affiliates of $700 million or more as of the last business day of its most recently completed second fiscal quarter, (ii) have been required to file annual and quarterly reports under the Exchange, for a period of at least 12 months, and (iii) have filed at least one annual report pursuant to the Exchange Act.

Under this definition, we will be an “emerging growth company” upon completion of this offering and could remain an “emerging growth company” until as late as the fifth anniversary of the completion of this offering. For so long as we are an “emerging growth company,” we will, among other things:
•	not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes Oxley Act;
•	not be required to hold a nonbinding advisory stockholder vote on executive compensation pursuant to Section 14A(a) of the Exchange Act;
•	not be required to seek stockholder approval of any golden parachute payments not previously approved pursuant to Section 14A(b) of the Exchange Act;
•
be exempt from the requirement of the Public Company Accounting Oversight Board (the “PCAOB”) regarding the communication of critical audit matters in the auditor’s report on the financial statements; and

•	be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.
In addition, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use this extended transition period and, as a result, our consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies.
We cannot predict if investors will find our Class A common stock less attractive as a result of our decision to take advantage of some or all of the reduced disclosure requirements above. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.
The historical and pro forma financial information in this prospectus may make it difficult to accurately predict our costs of operations in the future.
The historical financial information in this prospectus does not reflect the added costs we expect to incur as a public company or the resulting changes that will occur in our capital structure and operations. In preparing our pro forma financial information we have given effect to, among other items, this offering, and the Refinancing. The estimates we used in our pro forma financial information may not be similar to our actual experience as a public company. For more information on our historical financial information and pro forma financial information, see “Unaudited pro forma condensed consolidated financial information,” “Selected historical and pro forma condensed consolidated financial and other data,” “Management’s discussion and analysis of financial condition and results of operations,” “Our organizational structure,” and our consolidated financial statements included elsewhere in this prospectus.
Because we have no current plans to pay regular cash dividends on our Class A common stock following this offering, you may not receive any return on investment unless you sell your Class A common stock for a price greater than that which you paid for it.
While Smith Douglas Holdings LLC has historically had high returns on equity, we do not anticipate paying any regular cash dividends on our Class A common stock immediately following this offering. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, general and economic conditions, our results of operations and financial condition, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax, and regulatory restrictions, and such other factors that our board of directors may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of any future outstanding indebtedness we or our subsidiaries incur. Therefore, any return on investment in our Class A common stock is solely dependent upon the appreciation of the price of our Class A common stock on the open market, which may not occur. See “Dividend policy” for more detail.

No market currently exists for our Class A common stock, and an active, liquid trading market for our Class A common stock may not develop, which may cause our Class A common stock to trade at a discount from the initial offering price and make it difficult for you to sell the Class A common stock you purchase.
Prior to this offering, there has not been a public market for our Class A common stock. We cannot predict the extent to which investor interest in us will lead to the development of a trading market or how active and liquid that market may become. If an active and liquid trading market does not develop or continue, you may have difficulty selling any of our Class A common stock that you purchase, at a price above the price you purchase it or at all. The initial public offering price for the shares was determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. The failure of an active and liquid trading market to develop and continue would likely have a material adverse effect on the value of our Class A common stock. The market price of our Class A common stock may decline below the initial offering price, and you may not be able to sell your shares of our Class A common stock at or above the price you paid in this offering, or at all. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.
Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the sole and exclusive forum for certain stockholder litigation matters and the federal district courts of the United States are the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.
Our amended and restated certificate of incorporation provides that, unless we otherwise consent in writing, (i) (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, other employees or stockholders to us or our stockholders, (c) any action asserting a claim arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws (as either may be amended or restated) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (d) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware; and (ii) the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers, and other employees, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, financial condition, and results of operations. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation.
If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, or if there is any fluctuation in our credit rating, our stock price and trading volume could decline.
The trading market for our Class A common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of us, the trading price of our shares would likely be negatively impacted. Furthermore, if one or more of the analysts who do cover us downgrade our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our stock could decline. If one or more of these analysts stops covering us or fails to publish reports on us regularly, we could lose visibility in the market, which, in turn, could cause our stock price or trading volume to decline.
Additionally, any fluctuation in the credit rating of us or our subsidiaries may impact our ability to access debt markets in the future or increase our cost of future debt, which could have a material adverse effect on our operations and financial condition, which in return, may adversely affect the trading price of shares of our Class A common stock.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes appearing elsewhere in this prospectus. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s discussion and analysis of financial condition and results of operations—Critical accounting policies and estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenue and expenses. Significant estimates and judgments involve: revenue recognition, including revenue-related reserves; legal contingencies; valuation of our Class A common stock and equity awards; income taxes; and sales and indirect tax reserves. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our Class A common stock.
Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our Class A common stock to decline.
After this offering, the sale of shares of our Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our Class A common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.
Upon consummation of the Transactions, we will have outstanding a total of     shares of Class A common stock. Of the outstanding shares, the     shares sold in this offering (or    shares if the underwriters exercise in full their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act, other than any shares held by our affiliates. Any shares of Class A common stock held by our affiliates will be eligible for resale pursuant to Rule 144 under the Securities Act, subject to the volume, manner of sale, holding period and other limitations of Rule 144.
Our directors and executive officers, and substantially all of our stockholders, will enter into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, subject to certain exceptions, restrict the sale of the shares of our Class A common stock and certain other securities held by them for a period of    days after the date of this prospectus.     may, in their sole discretion and at any time without notice, release all or any portion of the shares or securities subject to any such lock-up agreements. See “Underwriting.”
In addition, we have reserved shares of Class A common stock for issuance under the 2023 Plan. Any Class A common stock that we issue under the 2023 Plan or other equity incentive plans that we may adopt in the future would dilute the percentage ownership held by the investors who purchase Class A common stock in this offering.
As restrictions on resale end or if these stockholders exercise their registration rights, the market price of our shares of Class A common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of Class A common stock or other securities.
In the future, we may also issue securities in connection with investments, acquisitions, or capital raising activities. In particular, the number of shares of our Class A common stock issued in connection with an investment or acquisition, or to raise additional equity capital, could constitute a material portion of our then-outstanding shares of our Class A common stock. Any such issuance of additional securities in the future may result in additional dilution to you or may adversely impact the price of our Class A common stock.
If you purchase shares of Class A common stock in this offering, you will suffer immediate and substantial dilution of your investment.
The initial public offering price of our Class A common stock is substantially higher than the net tangible book value per share of our Class A common stock. Therefore, if you purchase shares of our Class A common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. You will experience immediate dilution of $   per share, representing the difference between our

net tangible book value per share after giving effect to this offering and the initial public offering price. In addition, investors who purchase Class A common stock from us in this offering will have contributed   % of the aggregate price paid by all purchasers of our outstanding equity but will own only approximately   % of our outstanding equity after this offering. See “Dilution” for more detail, including the calculation of the net tangible book value per share of our Class A common stock.
We have broad discretion to use the proceeds from this offering, and our investment of those proceeds may not yield a favorable return.
Our management has broad discretion to spend the proceeds from this offering in ways with which you may not agree. The failure of our management to apply these funds effectively could result in unfavorable returns. This could harm our business and could cause the price of our Class A common stock to decline.
General risk factors
We are subject to litigation, arbitration, or other claims which could materially and adversely affect us.
We are subject to litigation, and we may in the future be subject to enforcement actions, such as claims relating to our operations, securities offerings, and otherwise in the ordinary course of business. Some of these claims may result in significant defense costs and potentially significant judgments against us, some of which are not, or cannot be, insured against. Although we have established warranty, claim, and litigation reserves that we believe are adequate, we cannot be certain of the ultimate outcomes of any claims that may arise in the future, and legal proceedings may result in the award of substantial damages against us beyond our reserves. Resolution of these types of matters against us may result in our having to pay significant fines, judgments, or settlements, which, if uninsured or in excess of insured levels, could adversely impact our earnings and cash flows, thereby materially and adversely affecting us. Furthermore, plaintiffs may, in certain of these legal proceedings, seek class action status with potential class sizes that vary from case to case. Class action lawsuits can be costly to defend, and if we were to lose any certified class action suit, it could result in substantial liability for us. Certain litigation or the resolution thereof may affect the availability or cost of some of our insurance coverage, which could materially and adversely impact us, expose us to increased risks that would be uninsured, and materially and adversely impact our ability to attract directors and officers.
We may suffer uninsured losses or material losses in excess of insurance limits.
We could suffer physical damage to property and liabilities resulting in losses that may not be fully recoverable by insurance. Insurance against certain types of risks, such as terrorism, earthquakes, floods, or personal injury claims, may be unavailable, available in amounts that are less than the full market value or replacement cost of investment or underlying assets or subject to a large deductible or self-insurance retention amount. In addition, there can be no assurance that certain types of risks that are currently insurable will continue to be insurable on an economically feasible basis. Should an uninsured loss or a loss in excess of insured limits occur or be subject to deductibles or self-insurance retention, we could sustain financial loss or lose capital invested in the affected property, as well as anticipated future income from that property. Furthermore, we could be liable to repair damage or meet liabilities caused by risks that are uninsured or subject to deductibles. We may also be liable for any debt or other financial obligations related to affected property.
Acts of war or terrorism may seriously harm our business.
Acts of war, any outbreak or escalation of hostilities between the United States and any foreign power, or acts of terrorism may cause disruption to the U.S. economy, or the local economies of the markets in which we operate, cause shortages of building materials, increase costs associated with obtaining building materials, result in building code changes that could increase costs of construction, result in uninsured losses, affect job growth and consumer confidence, or cause economic changes that we cannot anticipate, all of which could reduce demand for our homes and adversely impact our business, prospects, liquidity, financial condition, and results of operations.
Negative publicity could adversely affect our reputation as well as our business, financial results, and stock price.
Unfavorable media related to our industry, company, brands, marketing, personnel, operations, business performance, or prospects may affect our stock price and the performance of our business, regardless of its accuracy or inaccuracy. The speed at which negative publicity can be disseminated has increased dramatically with the capabilities of electronic communication, including social media outlets, websites, blogs, newsletters, and other digital platforms. Our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to this rapidly changing media environment. Adverse publicity or negative commentary from any media outlets could damage our reputation and reduce the demand for our homes, which would adversely affect our business.
Changes in accounting rules, assumptions, and/or judgments could materially and adversely affect us.
Accounting rules and interpretations for certain aspects of our financial reporting are highly complex and involve significant assumptions and judgment. These complexities could lead to a delay in the preparation and dissemination of our financial statements. Furthermore, changes in accounting rules and interpretations or in our accounting assumptions and/or judgments, such as those related to asset impairments, could significantly impact our financial statements. In some cases, we could be required to apply a new or revised standard retroactively, resulting in restating prior period financial statements. Any of these circumstances could have a material adverse effect on our business, prospects, liquidity, financial condition, and results of operations.
Access to financing sources may not be available on favorable terms, or at all, especially in light of current market conditions, which could adversely affect our ability to maximize our returns.
Our access to additional third-party sources of financing will depend, in part, on:
•	general market conditions, including inflation and rising interest rates;
•	the market’s perception of our growth potential;
•	with respect to acquisition and/or development financing, the market’s perception of the value of the land parcels to be acquired and/or developed;
•	our current debt levels;
•	our current and expected future earnings;
•	our cash flow; and
•	the market price per share of our Class A common stock.
The global credit and equity markets and the overall economy can be extremely volatile, which could have a number of adverse effects on our operations and capital requirements. For the past decade, the domestic financial markets have experienced a high degree of volatility, uncertainty and, during certain periods, tightening of liquidity in both the high yield debt and equity capital markets, resulting in certain periods when new capital has been both more difficult and more expensive to access. If we are unable to access the credit markets, we could be required to defer or eliminate important business strategies and growth opportunities in the future. In addition, if there is prolonged volatility and weakness in the capital and credit markets, potential lenders may be unwilling or unable to provide us with financing that is attractive to us or may increase collateral requirements or may charge us prohibitively high fees in order to obtain financing. Consequently, our ability to access the credit market in order to attract financing on reasonable terms may be adversely affected. Investment returns on our assets and our ability to make acquisitions could be adversely affected by our inability to secure additional financing on reasonable terms, if at all.
Depending on market conditions at the relevant time, we may have to rely more heavily on additional equity financings or on less efficient forms of debt financing that require a larger portion of our cash flow from operations, thereby reducing funds available for our operations, future business opportunities and other purposes. We may not have access to such equity or debt capital on favorable terms at the desired times, or at all.
The failure of any bank in which we deposit our funds could reduce the amount of cash we have available to pay distributions and make additional investments.
The Federal Deposit Insurance Corporation only insures amounts up to $250,000 per depositor. We maintain the majority of our cash and cash equivalents in accounts with major U.S. financial institutions, and our deposits at certain of these institutions may exceed insured limits from time to time. Market conditions can impact the viability of these institutions, as we have seen recently with the abrupt failure of more than one regional bank. Although we did not experience any loss related to these failures, if any of the banking institutions in which we deposit funds ultimately fails, there can be no assurance that we will be able to access uninsured funds in a timely manner or at all. The loss of our deposits could reduce the amount of cash we have available to distribute or invest and could result in a decline in the value of our stockholders’ investment.
We may change our operational policies, investment guidelines and our business and growth strategies without stockholder consent, which may subject us to different and more significant risks in the future.
Our board of directors will determine our operational policies, investment guidelines, and business and growth strategies. Our board of directors may make changes to, or approve transactions that deviate from, those policies, guidelines, and strategies without a vote of, or notice to, our stockholders. This could result in us conducting operational matters, making investments, or pursuing different business or growth strategies than those contemplated in this prospectus. Under any of these circumstances, we may expose ourselves to different and more significant risks in the future, which could have a material adverse effect on our business, prospects, liquidity, financial condition, and results of operations.
Future offerings of debt securities, which would rank senior to our Class A common stock upon our bankruptcy or liquidation, and future offerings of equity securities that may be senior to our Class A common stock for the purposes of dividend and liquidation distributions, may adversely affect the market price of our Class A common stock.
In the future, we may attempt to increase our capital resources by making offerings of debt securities or additional offerings of equity securities. Upon bankruptcy or liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our Class A common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our Class A common stock, or both. Our preferred stock will have a preference on liquidating distributions and dividend payments, which could limit our ability to make a dividend distribution to the holders of our Class A common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control. As a result, we cannot predict or estimate the amount, timing or nature of our future offerings, and purchasers of our Class A common stock in this offering bear the risk of our future offerings reducing the market price of our Class A common stock and diluting their ownership interest in our company.

Cautionary note regarding forward-looking statements
This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus may be forward-looking statements. Statements regarding our future results of operations and financial position, business strategy, and plans and objectives of management for future operations, including, among others, statements regarding the Transactions, including the consummation of this offering, expected growth, future capital expenditures, and debt service obligations, are forward-looking statements. In some cases, you can identify forward-looking statements by terms, such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these terms or other similar expressions. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.
Forward-looking statements contained in this prospectus include, but are not limited to, statements about:
•	our ability to successfully identify, secure, and control an adequate inventory of lots at reasonable prices;
•	our market opportunity and the potential growth of that market;
•	our ability to expand into new regions;
•	our strategy, expected outcomes, and growth prospects;
•	trends in our operations, industry, and markets;
•	our future profitability, indebtedness, liquidity, access to capital, and financial condition;
•	the acquisition of Devon Street Homes upon the closing of the transactions contemplated by the LOI;
•	the effects of seasonal trends on our results of operations;
•	the increased expenses associated with being a public company;
•	our ability to remain in compliance with extensive laws and regulations that apply to our business and operations;
•	the effect our dual class structure may have on the market price of our Class A common stock; and
•	the future trading prices of our Class A common stock.
We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.
We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties, and assumptions, including those described in the section titled “Risk factors.” Moreover, we operate in a very competitive and rapidly changing environment.
New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.
You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance, or achievements. We undertake no obligation to update any of these forward-looking statements for any reason after the date of this prospectus or to conform these statements to actual results or revised expectations, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, performance, and events and circumstances may be materially different from what we expect.

Our organizational structure
Smith Douglas Homes Corp., a Delaware corporation, was formed on June 20, 2023 and is the issuer of the Class A common stock offered by this prospectus. Prior to this offering and the Transactions (as defined below), all of our business operations have been conducted through Smith Douglas Holdings LLC and the Continuing Equity Owners are the only owners of Smith Douglas Holdings LLC. We will consummate the Transactions, excluding this offering, prior to the consummation of this offering.
Existing organization
Smith Douglas Holdings LLC is treated as a partnership for U.S. federal income tax purposes and, as such, is generally not subject to any U.S. federal entity-level income taxes. Taxable income or loss of Smith Douglas Holdings LLC is included in the U.S. federal income tax returns of Smith Douglas Holdings LLC’s members. Immediately prior to the consummation of this offering, the Continuing Equity Owners were the only members of Smith Douglas Holdings LLC.
Transactions
Prior to the Transactions, we expect there will initially be one holder of common stock of Smith Douglas Homes Corp. We will consummate the following organizational transactions in connection with this offering:
•
we will amend and restate the existing limited liability company agreement of Smith Douglas Holdings LLC, which will become effective prior to the consummation of this offering, to, among other things, (i) recapitalize all existing ownership interests in Smith Douglas Holdings LLC into    LLC Interests, (ii) appoint Smith Douglas Homes Corp. as the sole managing member of Smith Douglas Holdings LLC upon its acquisition of LLC Interests in connection with this offering, and (iii) provide certain redemption rights to the Continuing Equity Owners;

•
we will amend and restate Smith Douglas Homes Corp.’s certificate of incorporation to, among other things, provide (i) for Class A common stock, with each share of our Class A common stock entitling its holder to one vote per share on all matters presented to our stockholders generally; (ii) for Class B common stock, with each share of our Class B common stock entitling its holder to ten votes per share on all matters presented to our stockholders generally; (iii) that shares of our Class B common stock may only be held by the Continuing Equity Owners and their respective permitted transferees as described in “Description of capital stock—Common stock—Class B common stock;” and (iv) for preferred stock, which can be issued by our board in one or more series without stockholder approval;

•
we will issue    shares of our Class B common stock (after giving effect to the use of net proceeds as described below) to the Continuing Equity Owners at the time of such issuance of Class B common stock, which is equal to the number of LLC Interests held by such Continuing Equity Owners, for nominal consideration;

•
we will issue    shares of our Class A common stock to the purchasers in this offering (or    shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) in exchange for net proceeds of approximately $    million (or approximately $    million if the underwriters exercise in full their option to purchase additional shares of Class A common stock) based upon an assumed initial public offering price of $    per share (which is the midpoint of the estimated price range set forth on the cover page of this prospectus), less the underwriting discount and estimated offering expenses payable by us;

•
we will use the net proceeds from this offering (i) to purchase    newly issued LLC Interests for approximately $    million directly from Smith Douglas Holdings LLC at the initial public offering price less the underwriting discount, excluding estimated offering expenses of $    million payable by us; and (ii) to purchase LLC Interests from each of the Continuing Equity Owners on a pro rata basis for $    million in aggregate (or    LLC Interests for $    million in aggregate if the underwriters exercise in full their option to purchase additional shares of Class A common stock) at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discount;

•
Smith Douglas Holdings LLC intends to use the net proceeds from the sale of LLC Interests to Smith Douglas Homes Corp. (i) for the Refinancing and, (ii) if any remain, for general corporate purposes as described under “Use of proceeds;” and

•
Smith Douglas Homes Corp. will enter into (i) the Registration Rights Agreement with certain of the Continuing Equity Owners and (ii) the Tax Receivable Agreement with Smith Douglas Holdings LLC and the Continuing Equity Owners. For a description of the terms of the Registration Rights Agreement and the Tax Receivable Agreement, see “Certain relationships and related person transactions.”

Organizational structure following the Transactions
•	Smith Douglas Homes Corp. will be a holding company and its principal asset will consist of LLC Interests it acquires directly from Smith Douglas Holdings LLC and from each Continuing Equity Owner;
•	Smith Douglas Homes Corp. will be the sole managing member of Smith Douglas Holdings LLC and will control the business and affairs of Smith Douglas Holdings LLC;
•
Smith Douglas Homes Corp. will own, directly or indirectly,    LLC Interests of Smith Douglas Holdings LLC, representing approximately    % of the economic interest in Smith Douglas Holdings LLC (or    LLC Interests, representing approximately    % of the economic interest in Smith Douglas Holdings LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•
the Continuing Equity Owners will own (i)    LLC Interests of Smith Douglas Holdings LLC, representing approximately    % of the economic interest in Smith Douglas Holdings LLC (or   LLC Interests, representing approximately    % of the economic interest in Smith Douglas Holdings LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and (ii)    shares of Class B common stock of Smith Douglas Homes Corp., representing approximately % of the combined voting power of all of Smith Douglas Homes Corp.’s common stock (or    shares of Class B common stock of Smith Douglas Homes Corp., representing approximately    % if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

•
the purchasers in this offering will own (i)    shares of Class A common stock of Smith Douglas Homes Corp. (or    shares of Class A common stock of Smith Douglas Homes Corp. if the underwriters exercise in full their option to purchase additional shares of Class A common stock), representing approximately    % of the combined voting power of all of Smith Douglas Homes Corp.’s common stock and approximately    % of the economic interest in Smith Douglas Homes Corp. (or approximately    % of the combined voting power and approximately    % of the economic interest if the underwriters exercise in full their option to purchase additional shares of Class A common stock), and (ii) through Smith Douglas Homes Corp.’s ownership of LLC Interests, indirectly will hold approximately    % of the economic interest in Smith Douglas Holdings LLC (or approximately    % of the economic interest in Smith Douglas Holdings LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Our corporate structure following this offering, as described below, is commonly referred to as an umbrella partnership-C corporation (“Up-C”) structure, which is often used by partnerships and limited liability companies when they undertake an initial public offering of their business. The Up-C structure will allow the Continuing Equity Owners to retain their equity ownership in Smith Douglas Holdings LLC and to continue to realize tax benefits associated with owning interests in an entity that is treated as a partnership, or “flow-through” entity, for U.S. federal income tax purposes following the offering. Investors in this offering will, by contrast, hold their equity ownership in Smith Douglas Homes Corp., a Delaware corporation that is a domestic corporation for U.S. federal income tax purposes, in the form of shares of Class A common stock. One of the tax benefits to the Continuing Equity Owners associated with this structure is that future taxable income of Smith Douglas Holdings LLC that is allocated to the Continuing Equity Owners will be taxed on a flow-through basis and therefore will not be subject to corporate taxes at the entity level. Additionally, because the Continuing Equity Owners may have their LLC Interests redeemed by Smith Douglas Holdings LLC (or at our option, directly exchanged by Smith Douglas Homes Corp.) for newly issued shares of our Class A common stock on a one-for-one basis (subject to customary adjustments, including for stock splits, stock dividends, and reclassifications) or, at our option, for cash, the Up-C structure also provides the Continuing Equity Owners with potential liquidity that holders of non-publicly traded limited liability companies are not typically afforded. In connection with any such redemption or exchange of LLC Interests, a corresponding number of shares of Class B common stock held by the relevant Continuing Equity Owner will automatically be transferred to Smith Douglas Homes Corp. for no consideration and be canceled. The Continuing Equity Owners and Smith Douglas Homes Corp. also each expect to benefit from the Up-C structure as a result of certain cash tax savings arising from redemptions or exchanges of the Continuing Equity Owner’s LLC Interests for Class A common stock or cash, and certain other tax benefits covered by the Tax Receivable

Agreement discussed in “Certain relationships and related person transactions—Tax Receivable Agreement.” See “Risk factors—Risks related to our organizational structure.” In general, the Continuing Equity Owners expect to receive payments under the Tax Receivable Agreement of 85% of the amount of certain tax benefits, as described below, and Smith Douglas Homes Corp. expects to benefit in the form of cash tax savings in amounts equal to 15% of certain tax benefits, as described below. Any payments made by us to the Continuing Equity Owners under the Tax Receivable Agreement will reduce cash otherwise arising from such tax savings. We expect such payments will be substantial.
As described below under “Certain relationships and related person transactions—Tax Receivable Agreement,” prior to the completion of this offering, we will enter into a tax receivable agreement with Smith Douglas Holdings LLC and the Continuing Equity Owners that will provide for the payment by Smith Douglas Homes Corp. to the Continuing Equity Owners of 85% of the amount of tax benefits, if any, that Smith Douglas Homes Corp. actually realizes (or in some circumstances is deemed to realize) as a result of (i) Basis Adjustments; (ii) Section 704(c) Allocations; and (iii) certain tax benefits (such as interest deductions) arising from payments made under the Tax Receivable Agreement.
The diagram below depicts our organizational structure after giving effect to the Transactions, including this offering, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

Continuing Equity Owners[1]
Investors in this Offering
Class B common stock
• % voting interest
• no economic interest
Class A common stock
• % voting interest
• % economic interest
Smith Douglas Homes Corp. (Issuer)
Sole Managing Member
LLC Interests
• % economic interest
LLC Interests
• % economic interest
Smith Douglas Holdings LLC
Operating Subsidiaries

(1)	Includes Founder Fund and GSB Holdings.
As the sole managing member of Smith Douglas Holdings LLC, we will operate and control all of the business and affairs of Smith Douglas Holdings LLC and, through Smith Douglas Holdings LLC, conduct our business. Following the Transactions, including this offering, Smith Douglas Homes Corp. will control the management of Smith Douglas Holdings LLC as its sole managing member. As a result, Smith Douglas Homes Corp. will consolidate Smith Douglas Holdings LLC and record a significant non-controlling interest in a consolidated entity in Smith Douglas Homes Corp.’s consolidated financial statements for the economic interest in Smith Douglas Holdings LLC held by the Continuing Equity Owners.

Incorporation of Smith Douglas Homes Corp.
Smith Douglas Homes Corp., the issuer of the Class A common stock offered by this prospectus, was incorporated as a Delaware corporation on June 20, 2023. Smith Douglas Homes Corp. has not engaged in any material business or other activities except in connection with its formation and the Transactions. The amended and restated certificate of incorporation of Smith Douglas Homes Corp. that will become effective immediately prior to the consummation of this offering will, among other things, authorize two classes of common stock, Class A common stock and Class B common stock, and a class of preferred stock, each having the terms described in “Description of capital stock.”
Reclassification and amendment and restatement of the Smith Douglas LLC Agreement
Prior to the consummation of this offering, the existing limited liability company agreement of Smith Douglas Holdings LLC will be amended and restated to, among other things, recapitalize its capital structure by creating a single new class of units, or the common units or the LLC interests, and provide for a right of redemption of common units in exchange for, at our election (determined solely by our independent directors (within the meaning of the Exchange rules), who are disinterested), shares of our Class A common stock or cash provided that, at our election (determined solely by our independent directors (within the meaning of the Exchange rules) who are disinterested), we may effect a direct exchange by Smith Douglas Homes Corp. of such Class A common stock or such cash, as applicable, for such LLC Interests. In connection with any such redemption or exchange of LLC Interests, a corresponding number of shares of Class B common stock held by the relevant Continuing Equity Owner will automatically be transferred to Smith Douglas Homes Corp. and be canceled. See “Certain relationships and related person transactions—Smith Douglas LLC Agreement.”

Use of proceeds
We estimate, based upon an assumed initial public offering price of $    per share (which is the midpoint of the estimated price range set forth on the cover page of this prospectus), that we will receive net proceeds from this offering of approximately $    million (or $    million if the underwriters exercise in full their option to purchase additional shares of Class A common stock), after deducting the underwriting discount and estimated offering expenses payable by us.
We intend to use the net proceeds from this offering to: (i) purchase     newly issued LLC Interests for approximately $    million directly from Smith Douglas Holdings LLC at the initial public offering price less the underwriting discount, excluding estimated offering expenses of $    million payable by us; and (ii) purchase    LLC Interests from each of the Continuing Equity Owners on a pro rata basis for $    million in aggregate (or     LLC Interests from each of the Continuing Equity Owners for $   million in aggregate if the underwriters exercise in full their option to purchase additional shares of Class A common stock at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discount). Upon each purchase of LLC Interests, the corresponding shares of Class B common stock will automatically be transferred to Smith Douglas Homes Corp. for no consideration and be canceled.
We will only retain the net proceeds that are used to purchase newly issued LLC Interests from Smith Douglas Holdings LLC, which, in turn, Smith Douglas Holdings LLC intends to use as follows: (i) to repay approximately $    million of borrowings outstanding under our Credit Facility, which we refer to as the Refinancing, and (ii) the remainder, if any, for general corporate purposes. As of December 31, 2022, outstanding borrowings under the Credit Facility consisted of $15.0 million with no outstanding letters of credit. Borrowings under the Credit Facility bear interest at the Prime Rate plus the applicable margin, as defined therein, based on our leverage ratio and payable monthly (an effective rate of 7.25% as of December 31, 2022). For more information on the Credit Facility see “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Credit Facility.” We may also use a portion of the net proceeds to acquire or invest in businesses, products, services, or technologies; however, we do not have agreements or commitments for any material acquisitions or investments at this time.
This expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. We cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering or the amounts that we will actually spend on the uses set forth above. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.
Based on our planned use of the net proceeds of this offering and our existing cash and cash equivalents, we estimate that such funds will be sufficient to enable us to fund our operating expenses and capital expenditure requirements for at least the next    months from the date of this prospectus. We have based this estimate on assumptions that may prove to be incorrect, and we could use our available capital resources sooner than we currently expect. We may satisfy our future cash needs through the sale of equity securities, debt financings, working capital lines of credit, corporate collaborations, or license agreements, grant funding, interest income earned on invested cash balances or a combination of one or more of these sources. We could use our available capital resources sooner than we currently expect, in which case we would need to obtain additional funding, which may not be available to use on acceptable terms, or at all. Our failure to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategy.
Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term and intermediate-term, investment-grade, interest-bearing instruments, and U.S. government securities.
Assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock, each $1.00 increase (decrease) in the assumed initial public offering price of $   per share (which is the midpoint of the estimated price range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering by approximately $    million and, in turn, the net proceeds received by Smith Douglas Holdings LLC from the sale of LLC Interests to Smith Douglas Homes Corp. by $    million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.

Each 1,000,000 share increase (decrease) in the number of shares offered by us in this offering would increase (decrease) the net proceeds to us by approximately $    million and, in turn, increase (decrease) the net proceeds by $    million used to purchase newly issued LLC Interests from Smith Douglas Holdings LLC, and by $    million used to purchase LLC interests from the Continuing Equity Owners, assuming that the price per share for the offering remains at $    (which is the midpoint of the estimated price range set forth on the cover page of this prospectus), and after deducting the underwriting discount and estimated offering expenses payable by us.
Smith Douglas Holdings LLC will bear or reimburse Smith Douglas Homes Corp. for all of the expenses incurred in connection with the Transactions, including this offering, which we estimate to be approximately $    million.

Capitalization
The following table sets forth the cash and capitalization as of December 31, 2022, as follows:
•	of Smith Douglas Holdings LLC on a historical basis;
•	of Smith Douglas Homes Corp. pro forma for the Transactions, excluding the sale of shares of Class A common stock in this offering and the application of the net proceeds therefrom; and
•
of Smith Douglas Homes Corp. and its subsidiaries, pro forma for the Transactions, including the sale of the shares of Class A common stock in this offering at an assumed initial public offering price of $    per share (which is the midpoint of the estimated price range set forth on the cover page of this prospectus), after deducting the underwriting discount and estimated offering expenses payable by us, and the application of the net proceeds therefrom as described under “Use of proceeds,” including the Refinancing.

For more information, please see “Our organizational structure,” “Use of proceeds,” and “Unaudited pro forma condensed consolidated financial information” included elsewhere in this prospectus. You should read this information in conjunction with our financial statements and the related notes included elsewhere in this prospectus and the “Management’s discussion and analysis of financial condition and results of operations” section and other financial information contained in this prospectus.
As of December 31, 2022 (in thousands, except per share and share amounts)	Smith Douglas Holdings LLC Historical	Smith Douglas Homes Corp. Pro Forma(1)	Smith Douglas Homes Corp. Pro Forma As Adjusted(1)
Cash and cash equivalents	$	$	$
Debt(2)	$	$	$
Total members’ equity
Stockholders’ equity
Class A common stock, par value $ per share; no shares authorized, issued and outstanding, actual; shares authorized, shares issued and outstanding, Smith Douglas Homes Corp. pro forma
Class B common stock, par value $ per share; no shares authorized, issued and outstanding, actual; shares authorized, shares issued and outstanding, Smith Douglas Homes Corp. pro forma
Additional paid-in-capital
Retained earnings
Equity attributable to Smith Douglas Homes Corp.
Non-controlling interest attributable to Smith Douglas LLC
Total stockholders’ and members’ equity
Total capitalization	$	$	$
(1)
A $1.00 increase (decrease) in the assumed initial public offering price of $   per share, which is the midpoint of the price range listed on the cover page of this prospectus, would increase (decrease) the pro forma amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity, and total capitalization by approximately $    million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)
As of December 31, 2022, we had $15.0 million of borrowings outstanding under the Credit Facility. The Credit Facility is a $175.0 million unsecured revolving credit facility, which includes a $25.0 million accordion feature, subject to additional commitments, and provides that up to $10.0 million may be used for letters of credit. For a further description of our Credit Facility, see “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Credit Facility” and “Use of proceeds.”

Dividend policy
We currently intend to retain all available funds and any future earnings to fund the development and growth of our business, and therefore we do not anticipate declaring or paying any cash dividends on our Class A common stock in the foreseeable future. Holders of our Class B common stock are not entitled to participate in any dividends declared by our board of directors. Furthermore, because we are a holding company, our ability to pay cash dividends on our Class A common stock depends on our receipt of cash distributions from Smith Douglas Holdings LLC. Our Credit Facility contains certain covenants that restrict, subject to certain exceptions, our ability to pay dividends. See “Management’s discussion and analysis of financial condition and results of operation—Liquidity and capital resources—Credit Facility.” Our ability to pay dividends may be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of us. See “Description of capital stock” and “Management’s discussion and analysis of financial condition and results of operation—Liquidity and capital resources.” Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and subject to the requirements of applicable law, compliance with contractual restrictions and covenants in the agreements governing our future indebtedness. Any such determination will also depend upon our business prospects, results of operations, financial condition, cash requirements and availability and other factors that our board of directors may deem relevant.
Accordingly, you may need to sell your shares of our Class A common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. See “Risk factors—Risks related to this offering and ownership of our Class A common stock—Because we have no current plans to pay regular cash dividends on our Class A common stock following this offering, you may not receive any return on investment unless you sell your Class A common stock for a price greater than that which you paid for it.”
Immediately following this offering, we will be a holding company, and our principal asset will be the LLC Interests we purchase from Smith Douglas Holdings LLC and from each Continuing Equity Owner. If we decide to pay a dividend in the future, we would need to cause Smith Douglas Holdings LLC to make distributions to us in an amount sufficient to cover such dividend. If Smith Douglas Holdings LLC makes such distributions to us, the other holders of LLC Interests will be entitled to receive pro rata distributions. See “Risk factors—Risks related to our organizational structure—Our principal asset after the completion of this offering will be our interest in Smith Douglas Holdings LLC, and, as a result, we will depend on distributions from Smith Douglas Holdings LLC to pay our taxes and expenses, including payments under the Tax Receivable Agreement. Smith Douglas Holdings LLC’s ability to make such distributions may be subject to various limitations and restrictions.”

Dilution
The Continuing Equity Owners will own LLC Interests after the Transactions. Because the Continuing Equity Owners do not own any Class A common stock or have any right to receive distributions or dividends from Smith Douglas Homes Corp., we have presented dilution in pro forma net tangible book value per share both before and after this offering assuming that all of the holders of LLC Interests (other than Smith Douglas Homes Corp.) had their LLC Interests redeemed or exchanged for newly-issued shares of Class A common stock on a one-for-one basis (rather than for cash) and the transfer to us and cancellation for no consideration of all of their shares of Class B common stock (which are not entitled to receive distributions or dividends, whether cash or stock from Smith Douglas Homes Corp.) in order to more meaningfully present the dilutive impact on the investors in this offering. We refer to the assumed redemption or exchange of all LLC Interests for shares of Class A common stock as described in the previous sentence as the “Assumed Redemption.”
Dilution is the amount by which the offering price paid by the purchasers of the Class A common stock in this offering exceeds the pro forma net tangible book value per share of Class A common stock after the offering. Smith Douglas Holdings LLC’s pro forma net tangible book value as of December 31, 2022 prior to this offering and after giving effect to the recapitalization transaction and the Assumed Redemption was $   million. Pro forma net tangible book value per share prior to this offering is determined by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of Class A common stock deemed to be outstanding after giving effect to the Assumed Redemption.
If you invest in our Class A common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share of our Class A common stock after this offering.
Pro forma net tangible book value per share after this offering is determined by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of Class A common stock deemed to be outstanding, after giving effect to the Transactions, including this offering and the application of the proceeds from this offering as described in “Use of proceeds”, and the Assumed Redemption. Our pro forma net tangible book value as of December 31, 2022, after giving effect to this offering would have been approximately $   million, or $   per share of Class A common stock. This amount represents an immediate increase in pro forma net tangible book value of $   per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $    per share to new investors purchasing shares of Class A common stock in this offering. We determine dilution by subtracting the pro forma net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of Class A common stock. The following table illustrates this dilution:
Assumed initial public offering price per share		$
Pro forma net tangible book value as of December 31, 2022 before this offering	$
Increase per share attributable to new investors in this offering	$
Pro forma net tangible book value per share after this offering
Dilution per share to new Class A common stock investors in this offering		$
A $1.00 increase (decrease) in the assumed initial public offering price of $    per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma net tangible book value per share after this offering by approximately $ and dilution per share to new Class A common stock investors in this offering by approximately $    assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.
If the underwriters exercise in full their option to purchase additional shares of Class A common stock, the pro forma net tangible book value after the offering per share, the pro forma net tangible book value per share to existing stockholders and the dilution in pro forma net tangible book value to new investors would be unchanged, in each case assuming an initial public offering price of $    per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus.
The following table summarizes, as of December 31, 2022, after giving effect to the Transactions (including this offering and proposed use of proceeds) and the Assumed Redemption, the number of shares of Class A common stock purchased from us, the total consideration paid, or to be paid, to us and the average price per share paid, or to be paid, by Continuing Equity Owners and by the new investors. The calculation below is based on an assumed initial public offering price of $    per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, before deducting the underwriting discount and estimated offering expenses payable by us.
(in thousands)	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Continuing Equity Owners					$
New public investors					$
Total		100%	$		$
Each $1.00 increase (decrease) in the assumed initial public offering price of $   per share would increase (decrease) the total consideration paid by new investors and the total consideration paid by all stockholders by $    million, assuming the number of shares offered by us remains the same and after deducting the underwriting discount but before estimated offering expenses.
Except as otherwise indicated, the discussion and the tables above assume no exercise of the underwriters’ option to purchase additional shares of Class A common stock. In addition, the discussion and tables above exclude shares of Class B common stock, because holders of the Class B common stock are not entitled to distributions or dividends, whether cash or stock, from Smith Douglas Homes Corp. The number of shares of our Class A common stock outstanding after this offering as shown in the tables above is based on the number of shares outstanding as of December 31, 2022, after giving effect to the Transactions and the Assumed Redemption, and excludes    shares of Class A common stock reserved for issuance under the 2023 Plan.
To the extent any of these outstanding options are exercised, there will be further dilution to new investors. To the extent all of such outstanding options had been exercised as of December 31, 2022, the pro forma net tangible book value per share after this offering would be $    and total dilution per share to new investors would be $   .
If the underwriters exercise in full their option to purchase additional shares of Class A common stock:
•
the percentage of shares of Class A common stock held by the Continuing Equity Owners will decrease to approximately   % of the total number of shares of our Class A common stock outstanding after this offering; and

•
the number of shares of Class A common stock held by new investors in this offering will increase to   , or approximately   % of the total number of shares of our Class A common stock outstanding after this offering.

Unaudited pro forma condensed consolidated financial information
The following unaudited pro forma condensed consolidated financial statements have been prepared in accordance with Article 11 of Regulation S-X, as amended, to reflect the impact of this offering, after giving effect to the Transactions described in “Our organizational structure,” and to other financing events consummated by Smith Douglas Holdings LLC that are not yet reflected in the historical financial information of Smith Douglas Holdings LLC and are considered material events separate from those contemplated by the Transactions.
Following the completion of the Transactions, Smith Douglas Homes Corp. will be a holding company whose principal asset will consist of  % of the outstanding LLC Interests (or % of LLC Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock) that it acquires directly from Smith Douglas Holdings LLC or from each of the Continuing Equity Owners. Smith Douglas Homes Corp. will act as the sole managing member of Smith Douglas Holdings LLC, will operate and control the business and affairs of Smith Douglas Holdings LLC and, through Smith Douglas Holdings LLC, will conduct its business.
The following unaudited pro forma condensed consolidated balance sheet as of December 31, 2022 presents our unaudited pro forma balance sheet after giving effect to the Transactions, including this offering, and the other events summarized below, as if they had occurred as of December 31, 2022. The following unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2022 gives effect to the Transactions, including this offering, and the other events summarized below, as if they had occurred on January 1, 2022.
We have derived the unaudited pro forma condensed consolidated balance sheet and unaudited pro forma condensed consolidated statement of income from the audited 2022 financial statements of Smith Douglas Holdings LLC and its subsidiaries included elsewhere in this prospectus to reflect the accounting for the Transactions in accordance with U.S. GAAP. The unaudited pro forma condensed consolidated financial information reflects adjustments that are described in the accompanying notes and are based on available information and certain assumptions we believe are reasonable but are subject to change. Smith Douglas Homes Corp. was formed on June 20, 2023 and on June 20, 2023 was capitalized at one cent, and will have no results of operations until the completion of this offering; therefore, its financial position as of December 31, 2022 and its historical results of operations for the period then ended are not shown in separate columns in the unaudited pro forma condensed consolidated balance sheet or statement of income.
As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors’ and officers’ liability insurance, director fees, costs for reporting requirements of the SEC, transfer agent fees, costs for hiring additional accounting, legal, and administrative personnel, increased auditing and legal expenses, and other related costs. Due to the scope and complexity of these activities, the amount of these costs would be based on subjective estimates and assumptions that could not be factually supported. We have not included any pro forma adjustments related to these costs.
The unaudited pro forma condensed consolidated financial information is provided for informational purposes only and is not necessarily indicative of the operating results that would have occurred if the Transactions had been completed as of the dates set forth above, nor is it indicative of our future results.
The unaudited pro forma condensed consolidated financial information should be read together with “Our organizational structure,” “Capitalization,” “Use of proceeds,” “Summary historical and pro forma condensed consolidated financial and other data,” “Management’s discussion and analysis of financial condition and results of operations,” and our historical financial statements and related notes of Smith Douglas Holdings LLC and its subsidiaries and Smith Douglas Homes Corp. and related notes thereto, each included elsewhere in this prospectus.

Summary of the Transactions
Reorganization Transactions
The pro forma adjustments related to the reorganization transactions are described in the notes to the unaudited pro forma condensed consolidated financial information and primarily include:
•
the amendment and restatement of the existing limited liability company agreement of Smith Douglas Holdings LLC, which will become effective prior to the consummation of this offering, to, among other things, (i) appoint Smith Douglas Homes Corp. as the sole managing member of Smith Douglas Holdings LLC upon its acquisition of LLC Interests in connection with this offering (which will be presented in our consolidated balance sheet as a non-controlling interest) and (ii) provide certain redemption rights to the Continuing Equity Owners;

•
the amendment and restatement of Smith Douglas Homes Corp’s certificate of incorporation to, among other things, provide (i) for Class A common stock, with each share of our Class A common stock entitling its holder to one vote per share on all matters presented to our stockholders generally and (ii) for Class B common stock, with each share of our Class B common stock entitling its holder to ten votes per share on all matters presented to our stockholders generally, and that shares of our Class B common stock may only be held by the Continuing Equity Owners and their respective permitted transferees as described in “Description of Capital Stock—Common Stock—Class B common stock;”

•	the issuance of shares of our Class B common stock to the Continuing Equity Owners, which is equal to the number of LLC Interests held by such Continuing Equity Owners, for nominal consideration; and
•
the entrance into the TRA with Smith Douglas Holdings LLC and the Continuing Equity Owners that will provide for the payment by Smith Douglas Homes Corp. to the Continuing Equity Owners of 85% of the amount of tax benefits, if any, that Smith Douglas Homes Corp. actually realizes (or in some circumstances is deemed to realize) related to certain Basis Adjustments, Section 704(c) Allocations, and payments made under the Tax Receivable Agreement. See “Certain relationships and related person transactions—Tax Receivable Agreement” for a description of the Tax Receivable Agreement.

Our agreements will include a provision for the Continuing Equity Owners, subject to certain exceptions from time to time at each of their option, to require Smith Douglas Holdings LLC to redeem all or a portion of their LLC Interests (and corresponding Class B common stock) in exchange for, at our election, newly-issued shares of our Class A common stock on a one-for-one basis or a cash payment equal to a volume weighted average market price of one share of our Class A common stock for each LLC Interest so redeemed, in each case, in accordance with the terms of the Smith Douglas LLC Agreement.
Offering and Other Transactions
The pro forma adjustments related to the offering transactions are described in the notes to the unaudited pro forma condensed consolidated financial information and primarily include:
•
issuance of    shares of our Class A common stock to the purchasers in this offering (or    shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) in exchange for net proceeds of approximately $    million (or approximately $    million if the underwriters exercise in full their option to purchase additional shares of Class A common stock) based upon an assumed initial public offering price of $    per share (which is the midpoint of the estimated price range set forth on the cover page of this prospectus), less the underwriting discount and estimated offering expenses payable by us;

•
use of the net proceeds from this offering (i) to purchase    newly issued LLC Interests for approximately $    million directly from Smith Douglas Holdings LLC at the initial public offering price less the underwriting discount, excluding estimated offering expenses of $    million payable by us; and (ii) to purchase    LLC Interests from each of the Continuing Equity Owners on a pro rata basis for $    million in aggregate (or    LLC Interests from each of the Continuing Equity Owners for $    million in aggregate if the underwriters exercise in full their option to purchase additional shares of Class A common stock) at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discount;

•
the use by Smith Douglas Holdings LLC of the proceeds from the sale of its LLC Interests to us to repay existing indebtedness and the remainder, if any, for general corporate purposes, as described under “Use of Proceeds;”

•	the purchase of LLC Interests from the Continuing Equity Owners will reduce their ownership interest from LLC Interests to ; and
•
recognition of the obligation under the Tax Receivable Agreement triggered by the purchase of LLC Interests from each of the Continuing Equity Owners discussed above, and related set-up of deferred tax assets on the TRA and on the basis difference associated with the purchase of LLC Interests from each of the Continuing Equity Owners.

Except as otherwise indicated, the unaudited pro forma condensed consolidated financial information presented assumes no exercise by the underwriters of their option to purchase additional shares of Class A common stock in the offering.
Expected Accounting Treatment of the Transactions
Following the completion of the Transactions, Smith Douglas Homes will become the sole managing member of Smith Douglas Holdings LLC. Although we will have a minority economic interest in Smith Douglas Holdings LLC, we will have the sole voting interest in, and control of, the business and affairs of Smith Douglas Holdings LLC. As a result, we will consolidate Smith Douglas Holdings LLC and record a significant non-controlling interest in equity in our consolidated financial statements for the economic interest in Smith Douglas Holdings LLC held directly or indirectly by the Continuing Equity Owners.
Under U.S. GAAP, since the members of Smith Douglas Holdings LLC prior to the exchange will continue to hold a controlling interest in Smith Douglas Holdings LLC after the exchange (i.e., there was no change in control of Smith Douglas Holdings LLC) and since Smith Douglas Homes Corp. is considered a “shell company” which does not meet the definition of a business, the financial statements of the consolidated entity represent a continuation of the financial position and results of operations of Smith Douglas Holdings LLC. Accordingly, the historical cost basis of assets, liabilities, capital, and accumulated earnings of Smith Douglas Holdings LLC are carried over to the consolidated financial statements of the merged company as a common control transaction. Also, after consummation of this offering, Smith Douglas Homes Corp. will become subject to U.S. federal, state, and local income taxes with respect to our allocable share of any taxable income of Smith Douglas Holdings LLC, which will be taxed at the prevailing corporate tax rates.
Accordingly, this prospectus contains the following historical financial statements:
•
Smith Douglas Homes Corp. Other than the inception balance sheet dated as of June 20, 2023, the historical financial information of Smith Douglas Homes Corp. has not been included in this prospectus as it is a newly incorporated entity and has had no business transactions or activities to date, besides our initial capitalization.

•
Smith Douglas Holdings LLC. Because Smith Douglas Homes Corp. will have no interest in any operations other than those of Smith Douglas Holdings LLC, the historical financial information included in this prospectus is that of Smith Douglas Holdings LLC.

UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED BALANCE SHEET
As of December 31, 2022
(Dollars in thousands, except unit amounts)
	Smith Douglas Holdings LLC historical	Pro forma adjustments		Smith Douglas Homes Corp. pro forma
Assets:
Cash and cash equivalents	$	$	(a)	$
Real estate inventory
Deposits on real estate under option or contract
Real estate not owned
Investments in unconsolidated entities
Property and equipment, net
Other assets
Total assets	$	$		$
Liabilities and members’ equity:
Liabilities:
Accounts payable	$	$		$
Customer deposits
Revolving line of credit			(c)
Liabilities related to real estate not owned
Accrued expenses and other liabilities
Total liabilities
Members’ equity:
Class A Units
Class C Units
Class D Units
Stockholders’ equity:
Class A common stock			(a)
Class B common stock			(a)
Additional paid-in-capital			(a)
Total stockholders’ equity attributable to Smith Douglas Homes Corp.
Non-controlling interest attributable to Smith Douglas Holdings LLC			(b)
Total members’/stockholders’ equity
Total liabilities and equity	$	$		$
See accompanying notes to unaudited pro forma condensed consolidated financial information.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENT OF INCOME
For the Year Ended December 31, 2022
(Dollars in thousands, except per share amounts)
	Smith Douglas Holdings LLC historical	Pro forma adjustments		Smith Douglas Homes Corp. As adjusted on pro forma basis
Home closing revenue	$	$		$
Cost of home closings
Home closing gross profit
Selling, general, and administrative costs
Equity in income from unconsolidated entities
Interest expense			(d)
Other income, net
Income before income taxes
Provisions for income taxes			(e)
Net income	$	$		$
Net income attributable to non-controlling interest			(f)
Net income attributable to Smith Douglas Homes Corp.	$	$		$
Pro forma per share data:
Pro forma net income per share
Basic			(g)	$
Diluted			(g)	$
Pro forma weighted average shares used to compute pro forma net income per share
Basic			(g)	$
Diluted			(g)	$
See accompanying notes to unaudited pro forma condensed consolidated financial information.

Note 1: Adjustments to unaudited pro forma condensed consolidated balance sheet and unaudited pro forma condensed consolidated statement of income
The pro forma adjustments included in the unaudited pro forma condensed consolidated balance sheet as of December 31, 2022 and the unaudited pro forma condensed consolidated statement of income for the year then ended are as follows:
(a)
Reflects the net effect on cash and cash equivalents and stockholders’ equity of the receipt of offering proceeds to us of $   million, based on the sale of    shares of Class A common stock (or    shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) at the initial public offering price of $   per share (which is the midpoint of the estimated price range set forth on the cover pages of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. See “Use of proceeds.”

(b)
Upon completion of the Transactions, we will become the sole managing member of Smith Douglas Holdings LLC. Although we will have a minority economic interest in Smith Douglas Holdings LLC, we will have the sole voting interest in, and control of the management of, Smith Douglas Holdings LLC. As a result, we will consolidate the financial results of Smith Douglas Holdings LLC and will report a non-controlling interest related to the interests in Smith Douglas Holdings LLC held by the Continuing Equity Holders in our consolidated balance sheet. Immediately following the Transactions, the economic interests held by the noncontrolling interest will be approximately   %. If the underwriters were to exercise their option to purchase additional shares of our Class A common stock in full, the economic interests held by the noncontrolling interest would be approximately   %.

(c)	Reflects a decrease in cash and cash equivalents and debt for the repayment of $ in borrowings on our Credit Facility as if it occurred on December 31, 2022. See “Use of Proceeds.”
(d)	Reflects a decrease in interest expense as if the repayment of $ of borrowings on our Credit Facility occurred on January 1, 2022. See “Use of Proceeds.”
(e)
Provides for an assumed income tax expense on our earnings which is calculated at   % of income before income tax expense. Following the Transactions, we will be subject to U.S. federal income taxes in addition to applicable state and local taxes with respect to our allocable share of net taxable income of Smith Douglas Holdings LLC. Accordingly, we have provided income taxes assuming a blended federal, state, and local rate of   % on our allocable share of taxable income, and assuming no adjustments for non-taxable or non-deductible amounts of income and expenses. The actual rate could vary from the rate used in the pro forma financial statements.

(f)
Reflects the portion of our net income allocable to the non-controlling interest. After the Transactions, we will become the managing member of Smith Douglas Holdings LLC with a   % economic interest but will control the management of Smith Douglas Holdings LLC. The Continuing Equity Owners will own the remaining   % economic interest in Smith Douglas Holdings LLC, which will be accounted for as a non-controlling interest in our future consolidated financial statements.

(g)
Pro forma net income per share is computed by dividing the net income attributable to holders of Class A common stock by the weighted-average shares of Class A common stock outstanding during the period. Shares of Class B common stock do not participate in earnings of Smith Douglas Homes Corp. As a result, the shares of Class B common stock are not considered participating securities and are not included in the weighted-average shares outstanding for purposes of computing pro forma net income per share.

Note 2: Deferred income taxes and Tax Receivable Agreement
As described in “Our organizational structure,” we intend to use the net proceeds from this offering to purchase newly issued LLC Interests directly from Smith Douglas Holdings LLC and from each Continuing Equity Owner. As a result of our post-offering organizational structure, Smith Douglas Homes Corp. expects to obtain (i) an allocable share (and increases thereto) of existing tax basis in Smith Douglas Holdings LLC’s assets and tax basis adjustments with respect to such assets resulting from (a) Smith Douglas Homes Corp.’s purchase of LLC Interests from Smith Douglas Holdings LLC and each Continuing Equity Owner in connection with the Transactions, as described under “Use of proceeds,” (b) any future redemptions or exchanges of LLC Interests from the Continuing Equity Owners as described under “Certain relationships and related person transactions—Smith Douglas LLC

Agreement—Agreement in effect upon consummation of the transactions—Common unit redemption right,” (c) certain distributions (or deemed distributions) by Smith Douglas Holdings LLC, and (d) payments made under the Tax Receivable Agreement; and (ii) certain tax benefits (such as interest deductions) arising from payments made under the Tax Receivable Agreement. We intend to treat any redemption or exchange of LLC Interests for our Class A stock or our cash as our direct purchase of LLC Interests from the Continuing Equity Owners for U.S. federal income and other applicable tax purposes, regardless of whether such LLC Interests are surrendered by the Continuing Equity Owners to Smith Douglas Holdings LLC for redemption or sold to us upon the exercise of our election to acquire such LLC Interests directly. Moreover, as a result of the application of the principles of Section 704(c) of the Code and the U.S. Treasury regulations issued thereunder, which require that items of income, gain, loss and deduction attributable to property owned by Smith Douglas Holdings LLC on the date that we purchase LLC Interests directly from Smith Douglas Holdings LLC with a portion of the proceeds from this offering must be allocated among the members of Smith Douglas Holdings LLC to take into account the difference between the fair market value and the adjusted tax basis of such assets on such date, Smith Douglas Holdings LLC will be required to make certain special allocations of its items of loss and deduction to us over time that are in excess of our pro rata share of such items of loss or deduction. Such Basis Adjustments and Section 704(c) Allocations may have the effect of reducing the amounts we would otherwise pay in the future to various tax authorities and may also decrease gains (or increase losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets.
We will recognize a deferred tax asset for financial reporting purposes when it is “more-likely-than-not” that we will realize the tax benefit.
In addition, as part of the Transactions, we will enter into a Tax Receivable Agreement with Smith Douglas Holdings LLC and the Continuing Equity Owners that will provide for payment by us to the Continuing Equity Owners of 85% of certain tax benefits, if any, that Smith Douglas Homes Corp. actually realizes, or in some circumstances is deemed to realize, as a result of Basis Adjustments, Section 704(c) Allocations and certain tax benefits (such as interest deductions) arising from payments made under the Tax Receivable Agreement. These Tax Receivable Agreement payments are not conditioned upon one or more of the Continuing Equity Owners maintaining a continued ownership interest in Smith Douglas Holdings LLC. If a Continuing Equity Owner transfers LLC Interests but does not assign to the transferee of such units its rights under the Tax Receivable Agreement, such Continuing Equity Owner generally will continue to be entitled to receive payments under the Tax Receivable Agreement arising in respect of a subsequent exchange of such LLC Interests. In general, the Continuing Equity Owners’ rights under the Tax Receivable Agreement may not be assigned, sold, pledged, or otherwise alienated to any person without such person becoming a party to the Tax Receivable Agreement and agreeing to succeed to the applicable Continuing Equity Owner’s interest therein. Amounts payable under the Tax Receivable Agreement are contingent upon, among other things, generation of sufficient future taxable income during the term of the Tax Receivable Agreement.
If all of the Continuing Equity Owners were to exchange or redeem their remaining LLC Interests as of the date of closing of our IPO (excluding the impact of the underwriters exercising in full their option to purchase additional shares of Class A common stock and the use of net proceeds to purchase additional LLC Interests from the Continuing Equity Owners), we would recognize an additional deferred tax asset of approximately $   million and a related liability for payments under the Tax Receivable Agreement of approximately $   million assuming, among other factors (i) all exchanges occurred on the same day; (ii) a price of $   per share of Class A common stock (the midpoint of the estimated price range set forth on the cover page of this prospectus); (iii) a constant corporate tax rate of 25%; (iv) sufficient taxable income to fully utilize the tax benefits; (v) Smith Douglas Holdings LLC is able to fully depreciate or amortize its assets; and (vi) no material changes in applicable tax law. For each 5% increase (decrease) in the amount of LLC Interests exchanged by the Continuing Equity Owners, our deferred tax asset would increase (decrease) by approximately $   million and the related liability for payments under the Tax Receivable Agreement would increase (decrease) by approximately $   million assuming that the price per share of the Class A common stock at the time of the exchange and corporate tax rate remain the same. These amounts are estimates and have been prepared for informational purposes only. The actual amount of deferred tax assets and related liabilities that we will recognize will differ based on, among other things, the timing of the redemptions or exchanges, the price of our shares of Class A common stock at the time of the redemptions or exchanges, availability of sufficient taxable income and the tax rates then in effect, and may be significantly different from the amounts described in the preceding sentence.

We may elect to terminate the Tax Receivable Agreement early by making an immediate cash payment equal to the present value of the anticipated future tax benefits that would be required to be paid by us to the Continuing Equity Owners under the Tax Receivable Agreement. The calculation of such cash payment would be based on certain assumptions, including, among others (i) that any Continuing Equity Owners’ LLC Interests that have not been exchanged are deemed exchanged, in general, for the fair market value of our Class A common stock that would be received by such Continuing Equity Owner if such LLC Interests had been exchanged at the time of termination; (ii) we will have sufficient taxable income in each future taxable year to fully realize all potential tax savings; (iii) the federal tax rates for future years will be those specified in the law as in effect at the time of termination and the combined state and local tax rates will be an assumed tax rate; and (iv) certain non-amortizable assets are deemed disposed of within specified time periods. In addition, the present value of such tax benefit payments is discounted at a rate equal to   % per annum, compounded annually. Assuming that the fair market value of our Class A common stock were to be equal to $   per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), and that the relevant interest rate were to be   %, we estimate that the aggregate amount of these termination payments would be approximately $   million if we were to exercise our termination right immediately following this offering.

Management’s discussion and analysis of financial condition and results of operations
The following discussion and analysis provides information that we believe is relevant to an assessment and understanding of our results of operations and financial condition. You should read this analysis in conjunction with our audited and unaudited financial statements and the related notes and other financial information appearing elsewhere in this prospectus together with “Unaudited pro forma condensed consolidated financial information.” In addition to historical financial information, this discussion and analysis contains statements of a forward-looking nature relating to future events or our future financial performance. These statements are only predictions, and actual events or results may differ materially. In evaluating such statements, you should carefully consider the various factors identified in this prospectus which could cause actual results to differ materially from those expressed in, or implied by, any forward-looking statements, including those set forth in “Risk factors” in this prospectus. See “Cautionary note regarding forward-looking statements.”
Company overview
We are one of the nation’s fastest growing private homebuilders by number of closings and are engaged in the design, construction, and sale of single-family homes in some of the highest growth and most desirable markets in the Southeastern United States. We employ an efficient land-light, production focused, and conservatively leveraged business model, which we believe results in a compelling combination of strong home closing gross margins, construction cycle times, and returns. Our communities are primarily targeted to entry-level and empty-nest homebuyers. We offer our homebuyers an attractive value proposition by providing a personalized home buying experience at affordable price points. With the goal of becoming one of the most dominant homebuilders in the Southeastern and Southern United States, we intend to grow operations within our existing footprint and to expand into new markets where we can most effectively implement our business strategy and maximize our profit and returns.
The homebuilding industry witnessed exceptional growth throughout the second half of 2020 and the entirety of 2021. This expansion persisted into the first quarter of 2022. However, the market gradually weakened for the remainder of 2022 as interest rates rapidly increased, cooling demand significantly during the latter half of the year. Homebuyer hesitancy arose due to affordability constraints, uncertainty surrounding future interest rates and inflation levels, and a deteriorating general economy. Consequently, there was a notable decline in housing demand across the country. Despite these economic conditions exerting downward pressure on the housing market, we still achieved a slight increase in our net home sales to 1,928 for the year ended December 31, 2022, from 1,920 net home sales in 2021. We believe our dedication to entry-level and empty-nest homebuyers with a focus on price points that fall below FHA guidelines, our efficient construction process, and our affordable luxury sales experience caters to the desires of today’s aspiring homeowners and is resilient across economic cycles. We believe our focus on affordable luxury will continue to serve us well as we remain optimistic about long-term demand due to favorable homebuyer demographics. Additionally, we construct most of our homes on a pre-sold basis, where our homebuyers design their homes based on a number of value-engineered floor plans and are offered flexibility on the selection of home options. As a result of our attractive value proposition and superior construction cycle times, we achieve a high level of homebuyer satisfaction and low cancellation rates, which were 10.9% for the year ended December 31, 2022.
At the core of our land-light operating strategy lies the principle and discipline of primarily acquiring finished lots from a diverse pool of third-party land developers or land bankers through the effective utilization of lot-option contracts. Our lot acquisition strategy reduces our upfront capital requirements and generally provides for “just-in-time” lot delivery, better aligning our pace of home sales and home starts. While using land bankers and third-party developers comes at an additional cost, we believe our lot acquisition strategy reduces our operating and financial risk relative to other homebuilders that own a higher percentage of their land supply. As of December 31, 2022, we had 342 owned unstarted lots in real estate inventory on our balance sheet which represented only 3.9% of our total controlled lot supply.
We carefully select the geographic markets that demonstrate strong population and employment growth trends, favorable migration patterns, general housing affordability, and desirable lifestyle and weather conditions. Our operations are currently organized into five geographical segments; our reportable segments include Atlanta, Raleigh, Charlotte, Nashville, and Alabama (which consists of both Birmingham and Huntsville). Each of our markets is experiencing strong momentum in housing demand drivers relative to historic averages, and we believe there is significant opportunity to expand our presence in each of our markets given our existing footholds. We intend to capitalize on our demonstrated operational experience to grow our market share within our existing markets and to opportunistically expand into new markets where we identify strong economic and demographic trends that provide opportunities to build homes that meet our profit and return objectives.
For the year ended December 31, 2022, we generated revenue of $755.4 million compared to $240.3 million in 2017, representing a 25.7% CAGR over the last five years. Over the same period, our home closings more than doubled from 1,038 to 2,200. Additionally, we have been able to improve home closing gross margins from 23.6% for FY 2017 to 29.5% in FY 2022. The combination of our top-line growth and improved margins have led to significant increases to our net income from $18.5 million in 2017 to $140.4 million in 2022, representing a CAGR of 50.0%.
Segments
Our operations are currently organized into five geographical segments. Our reportable segments include Atlanta, Raleigh, Charlotte, Nashville, and Alabama (which consists of both Birmingham and Huntsville).
Key factors affecting our performance
We believe our future performance will depend on many factors, including those described below and in the sections titled “Risk factors” and “Cautionary note regarding forward-looking statements” included elsewhere in this prospectus.
Availability of finished lots
The availability of finished lots in the markets where we operate is significantly influenced by a number of factors generally beyond our control including, among other things, the cooperation and pricing of land sellers, governmental constraints and regulations on the development of land, and the ability to contract for the timely development of lots to meet demand. Additionally, competition for available finished lots and prevailing market conditions play a crucial role in our ability to build and deliver homes to our homebuyers. When the supply of finished lots is constrained due to these factors or others, it may lead to a decrease in the number of homes we can build and sell. If we encounter challenges in acquiring finished lots at competitive prices or encounter difficulties in securing them altogether, it could have adverse effects on our revenues, margins, and overall operational outcomes. We typically aim to control up to a five-year supply of lots, subject to market conditions. As of December 31, 2022, we controlled 8,813 lots which, based on our 2022 home closings of 2,200, equals a 4.0-year supply.
Construction costs
Our cost of home closings includes the construction costs of the home, the lot cost for the home, interest costs capitalized during the construction period until substantial completion, warranty costs for the home, indirect construction costs, and closing costs applicable to the home. In general, the cost of building materials fluctuates with overall trends in the underlying prices of raw materials. The cost of certain of our building materials, such as lumber and oil-based products, fluctuates with market-based pricing curves. We often obtain volume discounts and/or rebates with certain suppliers of our building materials, which in turn reduces our cost of sales. However, increases in the cost of building materials may negatively impact our cost of sales and, in turn, our home closing gross margin and net income to the extent market conditions prevent the recovery of increased costs through higher home sales prices.
Changes in liquidity and land bank financing
To effectively manage the acquisition and control of finished lots, we typically enter into lot-option agreements with third-party land bankers or land developers. This financing strategy aligns with our land-light approach, minimizing the need for substantial upfront capital and facilitating a steady flow of lots that correspond to our home sales and construction pace.
By adopting this lot acquisition strategy, we mitigate the inherent risks associated with direct land ownership and land development. Furthermore, it reduces our balance sheet exposure in comparison to other homebuilders who retain a larger proportion of their land supply.

While this approach allows us to maintain flexibility and help mitigate potential risks associated with financing and developing land, the recent challenges faced by regional banks may impact the ability of our third-party land bankers and land developers to secure financing and thereby impact our ability to maximize our land-light business model. As of December 31, 2022, approximately 27.0% of our controlled lots were under option with our land bank partners while approximately 73% of lots were under option with traditional land sellers and developer partners.
Availability of mortgages; applicable interest rates
In 2022, approximately 95.0% of our homebuyers utilized mortgages to purchase their homes. The availability of affordable mortgage options for a wide range of consumers has a substantial impact on our business. However, the accessibility of mortgages is influenced by factors beyond our control, such as prevailing interest rates and down payment requirements. For instance, the significant increase in interest rates implemented by The Federal Reserve in 2022 and 2023 has elevated our financing costs and those of our homebuyers. Moreover, many of our homebuyers who obtain mortgages opt for loans that adhere to the terms set by Freddie Mac and Fannie Mae. These entities purchase or insure mortgage loans and securities backed by them, which directly impacts the interest rates available to homebuyers with conforming loans. Additionally, the federal government’s involvement in insuring mortgage loans through entities like the FHA, VA, and USDA holds particular importance in the mortgage finance industry and our business. While our homes typically fall below FHA limits, adjustments made by these entities, such as raising down payment requirements or lowering maximum loan amounts, could have a material impact on our operations. Disruptions in this mortgage supply chain can significantly affect our business if our homebuyers encounter difficulties in securing acceptable mortgage terms or face challenges in obtaining mortgages altogether.
Seasonality
In all of our markets, we have historically experienced similar variability in our results of operations and capital requirements from quarter to quarter due to the seasonal nature of the homebuilding industry. We generally close more homes and record higher sales in our second, third, and fourth quarters. As a result, our revenue may fluctuate on a quarterly basis, and we may have higher capital requirements in our second, third, and fourth quarters in order to maintain our inventory levels. Our revenue and capital requirements are generally similar across our second, third, and fourth quarters.
As a result of seasonal activity, our quarterly results of operations and financial position at the end of a particular quarter, especially the first quarter, are not necessarily representative of the results we expect for the year. We expect this seasonal pattern to continue in the long term.
Macroeconomic factors
Commencing in the first half of 2022, we began to see certain macroeconomic trends that affected our markets and industry such as higher inflation, rising interest rates and associated decreases in consumer discretionary income, the effects of supply chain challenges, declining government stimulus following the COVID-19 pandemic, and uncertainty regarding an economic recession. Despite the broader macroeconomic challenges, we have observed an increase in demand from entry-level and empty-nest homebuyers, and we expect the housing market in the Southeastern United States to remain healthy given supply dynamics. Any worsening of macroeconomic conditions in future periods could have a negative effect on our financial results.
Reorganization Transactions
The historical results of operations discussed in this section are those of Smith Douglas Holdings LLC prior to the completion of the Transactions, including this offering, and do not reflect certain items that we expect will affect our results of operations and financial position after giving effect to the Transactions, including this offering and the use of proceeds from this offering.
Following the completion of the Transactions, Smith Douglas Homes Corp. will become the sole managing member of Smith Douglas Holdings LLC. Although we will have a minority economic interest in Smith Douglas Holdings LLC, we will have the sole voting interest in, and control of the business and affairs of, Smith Douglas Holdings LLC. As a result, Smith Douglas Homes Corp. will consolidate Smith Douglas Holdings LLC and record a significant non-controlling interest in a consolidated entity in Smith Douglas Homes Corp.’s consolidated financial statements for the economic interest in Smith Douglas Holdings LLC held by the Continuing Equity Owners. Immediately after the Transactions, investors in this offering will collectively own   % of our outstanding Class A common stock, consisting of    shares (or    shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock), Smith Douglas Homes Corp. will own      LLC Interests (or      LLC Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock), representing   % of the LLC Interests (or   % if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and the Continuing Equity Owners will collectively own     LLC Interests, representing   % of the LLC Interests (or     LLC interests, representing   % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Accordingly, net income attributable to non-controlling interests will represent   % of the operating income before interest income (expense) of Smith Douglas Homes Corp. (or   % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Smith Douglas Homes Corp. is a holding company that conducts no operations and, as of the consummation of this offering, its principal asset will be LLC Interests we purchase from Smith Douglas Holdings LLC. As a result, the historical consolidated financial data may not give you an accurate indication of what our actual results would have been if the transactions described in “Our organizational structure” had been completed at the beginning of the periods presented or of what our future results of operations are likely to be. See “Our organizational structure.”
After consummation of the Transactions, Smith Douglas Homes Corp. will become subject to U.S. federal, state, and local income taxes with respect to our allocable share of taxable income of Smith Douglas Holdings LLC and will be taxed at the prevailing corporate tax rates. In addition to tax expenses, we also will incur expenses related to our status as a public company, plus payment obligations under the Tax Receivable Agreement, which we expect to be significant. We intend to cause Smith Douglas Holdings LLC to make distributions to us in an amount sufficient to allow us to pay these expenses and fund any payments due under the Tax Receivable Agreement. See “Certain relationships and related person transactions—Smith Douglas LLC Agreement—Agreement in effect upon consummation of the transactions—Distributions” and “Unaudited pro forma condensed consolidated financial information” for further discussion on the Tax Receivable Agreement, our tax treatment, and the comparability differences between our current and future financial statements.
Non-GAAP financial measures
In addition to our results determined in accordance with GAAP, we have provided information in this prospectus relating to “adjusted home closing gross profit,” “adjusted home closing gross margin,” “EBITDA” and “EBITDA margin.” We believe these non-GAAP financial measures are useful in evaluating our operating performance.
We report our financial results in accordance with GAAP. However, management believes that certain non-GAAP financial measures provide users of our financial information with additional useful information in evaluating our performance and to more readily compare these financial measures between past and future periods. There are limitations to the use of the non-GAAP financial measures presented in this prospectus. For example, our non-GAAP financial measures may not be comparable to similarly titled measures of other companies. Other companies, including companies in our industry, may calculate non-GAAP financial measures differently than we do, limiting the usefulness of those measures for comparative purposes.
Adjusted home closing gross profit and adjusted home closing gross margin
Adjusted home closing gross profit and adjusted home closing gross margin are non-GAAP financial measures used by management as supplemental measures in evaluating operating performance. We define adjusted home closing gross profit as home closing revenue less cost of home closings, excluding capitalized interest charged to cost of home closings, impairment charges and adjustments resulting from the application of purchase accounting included in cost of sales, if applicable. We define adjusted home closing gross margin as adjusted home closing gross profit as a percentage of home closing revenue. Management believes this information is meaningful because it isolates the impact that capitalized interest has on home closing gross margin. However, because adjusted home closing gross profit and adjusted home closing gross margin information excludes capitalized interest, which has real economic effects and could impact our results of operations, the utility of adjusted home closing gross profit and adjusted home closing gross margin information as a measure of our operating performance may be limited. In addition, other companies may not calculate adjusted home closing gross profit and adjusted home closing margin information in the same manner we do. Accordingly, adjusted home closing gross profit and adjusted home closing gross margin information should be considered only as a supplement to home closing gross profit and home closing gross margin information as a measure of our performance.
The following table presents a reconciliation of adjusted home closing gross profit and adjusted home closing gross margin to the GAAP financial measure of home closing gross profit and home closing gross margin for each of the periods indicated:
Year ended December 31, (in thousands, except percentages)	Smith Douglas Homes Corp. pro forma(1)	Historical Smith Douglas Holdings LLC
	2022	2022	2021
Home closing revenue		$$755,353	$518,863
Cost of home closings		532,599	395,917
Home closing gross profit(2)		$$222,754	$122,946
Capitalized interest charged to cost of home closings		2,757	2,035
Adj. home closing gross profit		$$225,511	$124,981
Home closing gross margin(3)%		29.5%	23.7%
Adj. home closing gross margin(3)%		29.9%	24.1%
(1)	Pro forma for the Transactions. See “Unaudited pro forma condensed consolidated financial information.”
(2)	Home closing gross profit is home closing revenue less cost of home closings.
(3)	Calculated as a percentage of home closing revenue.
Our adjusted home closing gross profit and adjusted home closing gross margin increased from 2021 to 2022 primarily as a result of an increase in home closing revenue, an improvement in home closing gross margin as a percentage of home closing revenue, and decreased cost of home closings.
EBITDA and EBITDA margin
EBITDA and EBITDA margin are not measures of net income or net income margin as determined by GAAP. EBITDA is a supplemental non-GAAP financial measure used by management and external users of our consolidated financial statements, such as industry analysts, investors, lenders, and rating agencies. We define EBITDA as net income before (i) interest income, (ii) capitalized interest charged to cost of home closings, (iii) interest expense, (iv) income tax expense, and (v) depreciation. We define EBITDA margin as EBITDA as a percentage of home closing revenue.
Management believes EBITDA and EBITDA margin are useful because they allow management to more effectively evaluate our operating performance and compare our results of operations from period to period without regard to our financing methods or capital structure, or other items that impact comparability of financial results from period to period. EBITDA and EBITDA margin should not be considered as alternatives to, or more meaningful than, net income, net income margin, or any other measure as determined in accordance with GAAP. Our computation of EBITDA and EBITDA margin may not be comparable to EBITDA and EBITDA margin of other companies. We present EBITDA and EBITDA margin because we believe they provide useful information regarding the factors and trends affecting our business.

The following table presents a reconciliation of EBITDA and EBITDA margin to the GAAP financial measure of net income and net income margin for each of the periods indicated (unaudited):
Year ended December 31, (in thousands, except percentages)	Smith Douglas Homes Corp. pro forma(1)	Historical Smith Douglas Holdings LLC
	2022	2022	2021
Net income		$$140,444	$62,530
Capitalized interest charged to cost of home closings		2,757	2,035
Interest expense		734	1,733
Interest income		(92)	(1)
Provision for income taxes		—	—
Depreciation		864	987
EBITDA		$$144,707	$67,284
Net income margin(2)		18.6%	12.1%
EBITDA margin(2)		19.2%	13.0%
(1)	Pro forma for the Transactions. See “Unaudited pro forma condensed consolidated financial information.”
(2)	Calculated as a percentage of home closing revenue.
Our EBITDA and EBITDA margin increased from 2021 to 2022 primarily as a result of an increase in net income.
Components of results of operations
Home closing revenue
We recognize revenue when a home closes with a homebuyer and title and possession of the property are transferred to that homebuyer. Our performance obligation, to deliver the home, is generally satisfied in less than one year from the original contract date.
When we execute sales contracts with our homebuyers, or when we require advance payment from homebuyers for custom changes such as upgrades or options related to their homes, the cash deposits received are recorded as contract liabilities until the homes are closed or the contracts are canceled. We either retain or refund to the homebuyer deposits on canceled sales contracts, depending on applicable provisions of the contract or other circumstances.
Home closing proceeds are generally received from the title company within a few business days after closing. The pace of net new home sales, the ASP, discounts and incentives, and the level of upgrades and options selected by our homebuyer all impact our recognized revenues in a given period.
Cost of home closings
Cost of home closings includes the costs of lot acquisition, development, direct home construction, capitalized interest, closing costs, direct and certain indirect overhead costs and estimated warranty for the homes. Estimates of costs incurred or to be incurred but not paid are accrued and expensed at the time of closing.
We record real estate inventory at cost unless we determine the community to be impaired, at which point we write down the inventory to fair value as required by Accounting Standards Codification (ASC) Topic 360-10, Property, Plant, and Equipment. We review our real estate inventory for indicators of potential impairment on a quarterly basis at the community level considering market and economic conditions, current sales absorption rates and recent profitability of new home sales. When an indicator of impairment is identified, we prepare and analyze cash flows at the community level on an undiscounted basis. If the undiscounted cash flows are less than the community’s carrying value, we generally estimate the fair value using the estimated future discounted cash flows of the respective community. We write down communities with a fair value less than their carrying value to such fair value, and report resulting losses within cost of home closings.
Home closing gross profit
Home closing gross profit is home closing revenue less cost of home closings for the reported period. Home closing gross margin is home closing gross profit expressed as a percentage of home closing revenue.

Selling, general, and administrative costs
Selling, general and administrative costs consist of corporate and division overhead costs such as payroll and benefits, business insurance, information technology, office costs, outside professional services, travel costs, commissions paid to in-house sales personnel and third-party real estate brokers, and direct sales and marketing overhead costs related to our communities. Sales and marketing overhead costs include advertising and marketing costs, model furnishings, costs to maintain our model homes and sales offices, and readying a completed model home for sale. We recognize these costs in the period they are incurred. We expect that our historical selling, general, and administrative costs will increase as we scale our business and incur incremental costs for personnel and professional services fees related to preparation for becoming, and operating as, a public company. This includes, but is not limited to, regulatory and compliance costs applicable to listed public companies, and higher expenditures for compensation costs, insurance, technology, and professional services.
Provision for income taxes
Smith Douglas Holdings LLC is a limited liability company, and is classified and taxed as a partnership for federal and state income tax purposes; accordingly, all taxable income, losses, deductions, and credits are allocated to the members who are responsible for the payment of taxes thereon. Therefore, no provision has been made for federal, state, or local income taxes. Smith Douglas Holdings LLC incurs certain state franchise and gross receipts taxes that it includes in selling, general, and administrative costs in our statements of income. As discussed under “—Reorganization transactions,” after consummation of this offering, Smith Douglas Homes Corp. will become subject to U.S. federal, state, and local income taxes with respect to its allocable share of taxable income of Smith Douglas Holdings LLC and will be taxed at the prevailing corporate tax rates.
Other factors impacting results of operations
Net new home sales
Net new home sales are a key performance indicator for future home closing revenue and cost of home closings. Net new home sales for a period are gross home sales less any cancellations of home sale contracts during the same period. We recognize a home sale when we approve a contract signed by a homebuyer and collect any deposit required thereunder.
Cancellation rate
We record a cancellation when a homebuyer under contract desires to cancel their purchase prior to delivery of the home. Increasing cancellations are a negative indicator of future performance and can be an indicator of decreased home closing revenue, cost of home closings and net income. When a cancellation occurs, we generally retain the homebuyer deposit and resell the home to a new homebuyer. Cancellations can occur due to homebuyer credit issues or changes to the homebuyer’s desires. The cancellation rate is the total number of cancellations during the specified period divided by the total gross new home sales during the applicable period.
Backlog homes (period end)
Backlog homes (period end) is the number of homes in backlog from the previous period plus the number of net new home sales generated during the current period minus the number of homes closed during the current period. Backlog at period end includes homes currently under construction and homes that are sold where construction has not yet commenced.
Results of operations data
The results of operations data in the following tables for the periods presented have been derived from the audited financial statements included elsewhere in this registration statement.

Comparison of years ended December 31, 2022 and 2021
The following table sets forth our statements of income and other operating data for the years ended December 31, 2022 and 2021, along with the year-to-year change in dollars and other amounts and percent (amounts in thousands):
Year ended December 31,	2022	2021	Year over year change
	Amount	Amount	Amount	Percent
Consolidated Statements of Income Data:
Home closing revenue	$755,353	$518,863	$236,490	45.6%
Cost of home closings	532,599	395,917	136,682	34.5%
Home closing gross profit	222,754	122,946	99,808	81.2%
Selling, general, and administrative costs	83,269	64,231	19,038	29.6%
Equity in income from unconsolidated entities	(1,120)	(595)	(525)	88.2%
Interest expense	734	1,733	(999)	(57.7)%
Other (income) loss, net	(573)	188	761	404.8%
Forgiveness of Paycheck Protection Program Loan	—	(5,141)	5,141	*nm
Income before income taxes	140,444	62,530	77,914	124.6%
Net income	$140,444	$62,530	$77,914	124.6%
Other operating data (unaudited):
Home closings	2,200	1,848	352	19.0%
ASP of homes closed	$343	$281	$62	22.1%
Net new home sales	1,928	1,920	8	0.4%
Contract value of net new home sales	$667,530	$597,761	$69,769	11.7%
ASP of net new home sales	$346	$311	$35	11.3%
Cancellation rate(1)	10.9%	6.7%	4.2%	62.7%
Backlog homes (period end)(2)	771	1,043	(272)	(26.1)%
Contract value of backlog homes (period end)	$258,718	$345,521	$(86,803)	(25.1)%
ASP of backlog homes (period end)	$336	$331	$5	1.5%
Active communities (period end)(3)	53	52	1	1.9%
Controlled lots:
Homes under construction	623	711	(88)	(12.4)%
Owned lots	342	319	23	7.2%
Optioned lots	7,848	9,840	(1,992)	(20.2)%
Total controlled lots	8,813	10,870	(2,057)	(18.9)%
nm*	Not meaningful
1.	The cancellation rate is the total number of cancellations during the period divided by the total gross new home sales during the period.
2.
Backlog homes (period end) is the number of homes in backlog from the previous period plus the number of net new home sales generated during the current period minus the number of homes closed during the current period.

3.	A community becomes active once the model is completed or the community has its first sale. A community becomes inactive when it has fewer than two homes remaining to sell.
Home closing revenue
Home closing revenue for the year ended December 31, 2022, was $755.4 million, an increase of $236.5 million, or 45.6%, from $518.9 million for the year ended December 31, 2021. The increase in revenue was primarily attributable to a 19.0% improvement in homes closed and a 22.1% improvement in ASP of homes closed across all reportable segments. This increase reflected our ability to raise prices and take advantage of the overall increase in home sales demand in our markets throughout 2021 and the first half of 2022.

The following table sets forth our home closing revenue, number of home closings, and ASP of homes closed for the years ended December 31, 2022 and 2021, in each of our reportable segments (dollar amounts in thousands):
Year ended December 31,	2022			2021
	Home closing revenue	Home closings	ASP of homes closed	Home closing revenue	Home closings	ASP of homes closed
Alabama	$96,660	338	$286	$56,034	240	$233
Atlanta	332,102	1,016	327	235,387	843	279
Charlotte	89,310	223	400	83,497	263	317
Nashville	120,243	307	392	68,287	231	296
Raleigh	117,038	316	370	75,658	271	279
Total	$755,353	2,200	$343	$518,863	1,848	$281
Cost of home closings
Cost of home closings for the year ended December 31, 2022, was $532.6 million, an increase of $136.7 million, or 34.5%, from $395.9 million for the year ended December 31, 2021. The increase is primarily driven by a 19.0% increase in homes closed and generally higher average construction costs on our homes compared to prior year.
Home closing gross profit
Home closing gross profit for the year ended December 31, 2022 was $222.8 million, an increase of $99.8 million, or 81.2%, from $122.9 million for the year ended December 31, 2021. Home closing gross margin, expressed as a percentage and calculated as home closing gross profit divided by home closing revenue, was 29.5% in 2022 compared to 23.7% in 2021. The increase in home closing gross margin was primarily due to our ability to raise prices in excess of our direct construction costs and better leverage of homebuilding overhead in all of our reportable segments.
Backlog homes
The following table sets forth our backlog homes and contract value and ASP of backlog homes by reportable segment as of December 31, 2022 and 2021, along with their year-to-year change in percent (dollar amounts in thousands):
December 31,	2022			2021			Year over year change
	Backlog homes	Contract value of backlog homes	ASP of backlog homes	Backlog homes	Contract value of backlog homes	ASP of backlog homes	Backlog homes	Contract value of backlog homes	ASP of backlog homes
Alabama	90	$27,398	$304	211	$57,486	$272	(121)	$(30,088)	$ 32
Atlanta	385	119,854	311	404	127,231	315	(19)	(7,377)	(4)
Charlotte	66	24,887	377	124	47,700	385	(58)	(22,813)	(8)
Nashville	81	31,259	386	138	52,158	378	(57)	(20,899)	8
Raleigh	149	55,320	371	166	60,946	367	(17)	(5,626)	4
Total	771	$ 258,718	$336	1,043	$ 345,521	$331	(272)	$(86,803)	$5
The decrease in the number of backlog homes and backlog value as of December 31, 2022, as compared to December 31, 2021, is primarily attributable to the downward demand from rising mortgage rates in the back half of 2022 and the increase in home closings in 2022 as previously described.
Selling, general, and administrative costs
Selling, general, and administrative costs for the year ended December 31, 2022, were $83.3 million, an increase of $19.0 million, or 29.6%, from $64.2 million for the year ended December 31, 2021. The increase was primarily due to an increase in our overall homes closed and related home closing revenue, as well as increased payroll and performance-based bonus compensation expenses on higher employee headcount. The higher spend year-over-year was primarily attributable to the slower home sales demand in the back half of 2022 which required us to spend more on advertising and marketing to drive traffic to our communities. We continually strive to optimize overhead leverage through cost control efforts at both corporate and divisional levels.
Equity in income from unconsolidated entities
Equity in income from unconsolidated entities consists of our portion of income from our interest in our title company in which we hold a 49% interest and which operates in all our markets to provide title insurance to our homebuyers. For the year ended December 31, 2022, equity in income from unconsolidated entities increased by $0.5 million from the year ended December 31, 2021, due to an increase in our portion of the income from our investment in the title company.
Interest expense
Interest expense is comprised of interest incurred, but not capitalized on our Credit Facility and other borrowings and amortization of debt issuance costs. Primarily due to our lower average borrowings in fiscal year 2022, our interest expense decreased $1.0 million to $0.7 million for the year ended December 31, 2022 from $1.7 million for the year ended December 31, 2021.
Other income (loss), net
Other income (loss), net primarily consists of interest income, credit card rebates, insurance settlements, and other miscellaneous fee income and expenses. For the year ended December 31, 2022, other income increased by $0.8 million from the year ended December 31, 2021, primarily due to an increase in interest income associated with our increased average cash balance and income from the sale of a small parcel of land.
Forgiveness of Paycheck Protection Program Loan
Forgiveness of Paycheck Protection Program Loan consists of forgiveness of the loan we obtained under the U.S. Small Business Administration’s low-interest rate loans to qualified small businesses under its Paycheck Protection Program in response to the COVID-19 pandemic. We obtained the $5.1 million loan on May 4, 2020, and we received full forgiveness of the loan on August 16, 2021. As a result, we recognized a gain on the forgiveness of the debt in the amount of indebtedness in 2021.
Net income
The following table sets forth net income by reportable segment for the years ended December 31, 2022 and 2021 (in thousands):
Year ended December 31,	2022	2021	Year over year change
Alabama	$10,694	$3,920	$6,774
Atlanta	81,403	43,969	37,434
Charlotte	19,209	10,084	9,125
Nashville	24,914	9,376	15,538
Raleigh	28,819	8,855	19,964
Segment total	165,039	76,204	88,835
Corporate(1)	(24,595)	(13,674)	(10,921)
Total	$140,444	$62,530	$77,914
(1) Corporate primarily includes corporate overhead costs, such as payroll and benefits, business insurance, information technology, office costs, outside professional services and travel costs, and certain other amounts that are not allocated to the reportable segments.
Net income for the year ended December 31, 2022 increased by $77.9 million, or 124.6%. The increase was primarily driven by a 19.0% increase in home closings and an 22.1% increase in the ASP of homes closed which resulted in a 45.6% increase in home closing revenue. This increase in revenue was the primary reason for our 580 basis point improvement in home closing gross margin and allowed us to better leverage our selling, general, and administrative costs.

Alabama: The $6.8 million increase in net income compared to the prior year was primarily due to the increase in home closings and home closing revenue primarily from our Huntsville communities which allowed us to better leverage selling, general and administrative costs in the segment that are largely consistent with such increases previously described for us as a whole.
Atlanta: The $37.4 million increase in net income compared to the prior year was primarily due to the increase in home closings and home closing revenue which allowed us to better leverage selling, general and administrative costs in the segment that are largely consistent with such increases previously described for us as a whole.
Charlotte: The $9.1 million increase in net income compared to the prior year was primarily due to the increase in home closings and home closing revenue which allowed us to better leverage our selling, general and administrative costs in the segment that are largely consistent with such increases previously described for us as a whole.
Nashville: The $15.5 million increase in net income compared to the prior year was primarily due to the increase in home closings and home closing revenue which allowed us to better leverage our selling, general and administrative costs in the segment that are largely consistent with such increases previously described for us as a whole.
Raleigh: The $20.0 million increase in net income compared to the prior year was primarily due to the increase in home closings and home closing revenue which allowed us to better leverage our selling, general and administrative costs in the segment that are largely consistent with such increases previously described for us as a whole.
Liquidity and capital resources
Overview
As of December 31, 2022, we had $29.6 million of cash and cash equivalents. We believe existing cash and cash equivalents and positive cash flows from operations will be sufficient to support working capital and capital expenditure requirements for at least the next 12 months. We have historically generated cash and fund our operations primarily from cash flows from operating activities as well as availability under our credit facilities and other borrowings. We exercise strict controls and have a prudent strategy for our cash management, including those related to cash outlays for lot acquisitions and deposits on lot-option contracts. We require multiple party account control and authorization for payments. We competitively bid each phase of the development and construction process and closely manage production schedules and payments. Land acquisitions are reviewed and analyzed by our senior management team and ultimately approved by our Chief Executive Officer and Chief Financial Officer. Additionally, our land-light business model reduces our upfront capital requirements and generally provides for “just-in-time” lot delivery, which better aligns our pace of home sales and home starts. Our principal uses of cash include deposits on lot-option contracts, acquisition of finished lots, home construction, operating expenses, and the payment of interest and routine liabilities.
In the coming twelve months, our primary funding needs will revolve around the construction of homes, acquisition of finished lots under new and existing contracts, and operating expenses. Additionally, we may seek to use our capital to enter new markets through acquisition or greenfield startup if we believe such markets fit our business model. To address these short-term liquidity requirements, we anticipate relying on our existing cash and cash equivalents, as well as the net cash flows generated by our operations.
However, the opportunity to purchase substantially finished lots in desired locations is becoming increasingly more competitive. As a result, we remain open to seeking additional capital if necessary to enhance our liquidity position, further enable the acquisition of additional finished lot inventory in anticipation of improving market conditions and the competitive landscape, and fortify our long-term capital structure.
Looking beyond the next twelve months, our primary funding needs will continue to center around home construction, finished lot acquisitions necessary to maintain a minimum four-year lot supply, growing active community count, growth into new and existing markets, and interest payments on our Credit Facility. We expect our existing cash reserves, along with generated cash flows, will be sufficient to fund our ongoing operational activities and provide the necessary capital for future lot purchases and related growth strategies.
To the extent our current liquidity is insufficient to fund future activities, we may need to raise additional funds, such as refinancing or securing new secured or unsecured debt, common and preferred equity, disposing of certain assets to fund our operations, and/or other public or private sources of capital. If we raise additional funds by issuing equity securities, the ownership of our existing stockholders will be diluted. The incurrence of additional debt financing would result in debt service obligations, and any future instruments governing such debt could provide for operating and financing covenants that could restrict our operations. We cannot assure you that we could obtain refinancing or additional financing on favorable terms or at all. See “Risk factors—General risk factors—Access to financing sources may not be available on favorable terms, or at all, especially in light of current market conditions, which could adversely affect our ability to maximize our returns.”
Credit facility
On October 28, 2021, we entered a $175.0 million unsecured revolving credit facility with Wells Fargo Bank, National Association, as administrative agent for the lenders party thereto (the “Lenders”), as amended on December 19, 2022 (the “Credit Facility”). The Credit Facility includes a $25.0 million accordion feature, subject to additional commitments, and provides that up to $10.0 million may be used for letters of credit. Borrowings under the Credit Facility bear interest at prime plus the applicable margin ranging from minus 10 basis points to 25 basis points based on our leverage ratio as determined in accordance with a pricing grid defined in the Credit Facility.
The Credit Facility contains certain financial covenants, among others, including (i) a minimum tangible net worth requirement, (ii) a maximum leverage ratio, (iii) a maximum ratio of EBITDA to interest incurred, and (iv) a minimum liquidity requirement. As of December 31, 2022, we were in compliance with all covenants under the Credit Facility.
In December 2022, the Credit Facility was amended to extend the maturity date to December 19, 2025 and reduce the applicable margin to minus 25 basis points to 20 basis points based on our leverage ratio. As of December 31, 2022 and 2021, the interest rate on outstanding borrowings under the Credit Facility was 7.25% and 3.30%, respectively. In April 2023, we received a waiver from the Lenders to extend the requirement to submit annual audited financial statements to June 30, 2023. Subsequently, in June 2023, we received another waiver extending the requirement to July 31, 2023.
As of December 31, 2022 and 2021, outstanding borrowings under the Credit Facility totaled $15.0 million and $72.0 million, respectively, with no outstanding letters of credit. Availability as determined in accordance with the Borrowing Base, as defined in the Credit Facility, totaled approximately $102.6 million as of December 31, 2022.
For additional information regarding our Credit Facility, see the notes to the audited financial statements (Note 4, Notes Payable) contained elsewhere in this prospectus.
Additional liquidity requirements after completion of offering
After the completion of this offering, we will be a holding company and will have no material assets other than our ownership of LLC Interests. We will have no independent means of generating revenue. The Smith Douglas LLC Agreement that will be in effect at the time of this offering provides for the payment of certain distributions to the Continuing Equity Owners and to us in amounts sufficient to cover the income taxes imposed on such members with respect to the allocation of taxable income from Smith Douglas Holdings LLC as well as to cover our obligations under the Tax Receivable Agreement and other administrative expenses.
Regarding the ability of Smith Douglas Holdings LLC to make distributions to us, the terms of their financing arrangements (including the Credit Facility) contain covenants that may restrict Smith Douglas Holdings LLC from paying such distributions, subject to certain exceptions. Further, Smith Douglas Holdings LLC is generally prohibited under Delaware law from making a distribution to a member to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of Smith Douglas Holdings LLC (with certain exceptions), as applicable, exceed the fair value of its assets.
In addition, under the Tax Receivable Agreement, we will be required to make cash payments to the Continuing Equity Owners equal to 85% of the tax benefits, if any, that we actually realize (or in certain circumstances are deemed to realize), as a result of (i) Basis Adjustments; (ii) Section 704(c) Allocations; and (iii) certain tax benefits (such as interest deductions) arising from payments made under the Tax Receivable Agreement. We expect the amount of the cash payments that we will be required to make under the Tax Receivable Agreement will be significant. The actual amount and timing of any payments under the Tax Receivable Agreement will vary depending upon a number of factors, including the timing of redemptions or exchanges by the Continuing Equity Owners, the amount of gain recognized by the Continuing Equity Owners, the amount and timing of the taxable income we generate in the future, and the federal tax rates then applicable. Any payments made by us to the Continuing Equity Owners under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us.
Additionally, in the event we declare any cash dividends, we intend to cause Smith Douglas Holdings LLC to make distributions to us in amounts sufficient to fund such cash dividends declared by us to our stockholders. Deterioration in the financial condition, earnings, or cash flow of Smith Douglas Holdings LLC for any reason could limit or impair their ability to pay such distributions.
If we do not have sufficient funds to pay taxes or other liabilities or to fund our operations, we may have to borrow funds, which could materially adversely affect our liquidity and financial condition and subject us to various restrictions imposed by any such lenders. To the extent we are unable to make payments under the Tax Receivable Agreement for any reason, such payments generally will be deferred and will accrue interest until paid; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments due under the Tax Receivable Agreement. In addition, if Smith Douglas Holdings LLC does not have sufficient funds to make distributions, our ability to declare and pay cash dividends will also be restricted or impaired.
See “Risk factors—Risks related to our organizational structure,” and “Certain relationships and related person transactions.”
Cash flows from operating, investing, and financing activities – comparison for the years ended December 31, 2022 and 2021
The following table summarizes our cash flows for the years ended December 31, 2022 and 2021 (in thousands):
Year ended December 31,	2022	2021
Net cash provided by operating activities	$132,095	$30,870
Net cash provided by investing activities	361	847
Net cash used in financing activities	(128,195)	(38,541)
Net increase (decrease) in cash and cash equivalents	4,261	(6,824)
Cash and cash equivalents, beginning of year	25,340	32,164
Cash and cash equivalents, end of year	$29,601	$25,340
Operating activities
We generated $132.1 million and $30.9 million in net cash provided by operating activities for the years ended December 31, 2022 and 2021, respectively. The $101.2 million increase in cash provided by operating activities was primarily due to a $77.9 million increase in net income and decreases in our real estate inventory and land deposit spend.
Investing activities
We generated approximately $0.4 million and $0.8 million in net cash provided by investing activities for the years ended December 31, 2022 and 2021, respectively. The net cash provided by investing activities is derived primarily from distributions of capital from our unconsolidated entities largely offset by purchases of property and equipment.
Financing activities
Net cash used in financing activities was $128.2 million and $38.5 million for the years ended December 31, 2022 and 2021, respectively. The $89.7 million increase in cash used by financing activities was primarily attributable to an increase of $65.1 million in net payments on our revolving credit facility and a $30.5 million increase in distributions to members.
Material cash commitments
We expect our future cash requirements will relate to working capital, capital expenditures, benefits expenses, interest expense and debt service obligations. In addition, we may use cash and cash equivalents to enter into strategic transactions, such as potential joint ventures or other unconsolidated entities, or acquisitions. Our material cash commitments as of December 31, 2022 are our $2.0 million office lease obligation and the interest on our Credit Facility on the amounts outstanding from time to time. See “—Liquidity and capital resources—Credit facility.”
Off-balance sheet arrangements
While using land bankers and third-party developers as part of our land-light operating strategy comes at an additional cost, we believe our lot acquisition strategy reduces our operating and financial risk relative to other homebuilders that own and develop a higher percentage of their land supply. As of December 31, 2022, we had 342 owned unstarted lots in real estate inventory on our balance sheet which represented only 3.9% of our total controlled lot supply.
Under the umbrella of our land-light strategy, we generally seek to avoid engaging in land development. Where possible, we prefer to work with third-party developers that will sell us finished lots under lot-option contracts. In situations where we cannot find a developer partner, we will work with third-party land bankers. Under these land bank arrangements, we typically assign the land or lots we have under contract to the land banker. The land banker will acquire the land or lots directly, and if land development is necessary, we will simultaneously enter into a development agreement to complete the lots for the land banker. Additionally, we will enter a lot-option contract to acquire the finished lots on a takedown to match our projected sales absorption and starts pace. Typically, we are required to put up a deposit ranging between 5-20% on our lot-option contracts.
Our asset-light and capital efficient lot acquisition strategy is intended to avoid the financial commitments and risks associated with direct land ownership and land development by allowing us to control a significant number of lots for a relatively low capital cost. These option contracts generally allow us, at our option, to forfeit our right to purchase the lots controlled by these option contracts for any reason, and our sole legal obligation and economic loss as a result of such forfeitures is limited to the amount of the deposits paid pursuant to such option contracts and, in the case of land bank option contracts, any related fees paid to the land bank partner. We do not have any financial guarantees and we typically do not guarantee lot purchases on a specific performance basis under these agreements. In certain circumstances, we may have a completion obligation under development agreements with land bankers where we may be at-risk for certain cost overruns.
As of December 31, 2022, we had $33.3 million of non-refundable cash deposits under land and lot-option contracts, including option contracts with unconsolidated entities, pertaining to 7,848 lots with a remaining aggregate purchase price of approximately $423.3 million.
Surety bonds and letters of credit
From time to time, we may enter into surety bond and letter of credit arrangements with local municipalities, government agencies and developers. These arrangements relate to certain performance or maintenance-related obligations. As of December 31, 2022, we had no outstanding letters of credit. Surety bonds do not have stated expiration dates, rather, we are released from the bonds as the contractual performance is completed. These bonds, which totaled $21.4 million as of December 31, 2022, are typically outstanding over a period of approximately one to five years depending on the pace of development. If banks were to decline to issue letters of credit or surety companies were to decline to issue surety bonds, our ability to operate could be restricted and could have an adverse effect on our business and results of operations.
Quantitative and qualitative disclosures about market risk
Market risk is the risk of economic losses due to adverse changes in financial market prices and rates. Our operations are interest rate sensitive. As overall housing demand is adversely affected by increases in interest rates, a significant increase in interest rates may negatively affect the ability of homebuyers to secure adequate financing. Higher interest rates could adversely affect our revenues, home closing gross margins and net income. We do not enter into, nor do we intend to enter into in the future, derivative financial instruments for trading or speculative purposes to hedge against interest rate fluctuations.
Interest rate fluctuation risk
Our operations are interest rate sensitive. As overall housing demand is adversely affected by increases in interest rates, a significant increase in interest rates may negatively affect the ability of homebuyers to secure adequate financing. Higher interest rates could adversely affect our revenues, home closing gross margins and net income. We do not enter into, nor do we intend to enter into in the future, derivative financial instruments for trading or speculative purposes to hedge against interest rate fluctuations.
Inflation and commodity risk
We and the homebuilding industry in general may be adversely affected during periods of high inflation, primarily because of higher land, financing, labor, and material construction costs. In addition, higher mortgage interest rates can significantly affect the affordability of permanent mortgage financing to prospective homebuyers. We attempt to pass through to our homebuyers any increases in our costs through increased sales prices. However, during periods of soft housing market conditions, we may not be able to offset our cost increases with higher selling prices.
Critical accounting policies and estimates
In preparing our financial statements in conformity with U.S. GAAP, we must make decisions that impact the reported amounts of assets, liabilities, revenue, expenses, and related disclosures. Such decisions include the selection of the appropriate accounting principles to be applied and the assumptions on which to base accounting estimates. In reaching such decisions, we apply judgments based on our understanding and analysis of the relevant circumstances, historical experience, and business valuations. Actual amounts could differ from those estimated at the time the Consolidated Financial Statements are prepared.
Our significant accounting policies are described in Note 1, Description of the business and summary of significant accounting policies, to our accompanying financial statements and related notes thereto included elsewhere in this registration statement. Some of those significant accounting policies require us to make difficult, subjective, or complex judgments or estimates. An accounting estimate is considered to be critical if it meets both of the following criteria: (i) the estimate requires assumptions about matters that are highly uncertain at the time the accounting estimate is made, and (ii) different estimates reasonably could have been used, or changes in the estimate that are reasonably likely to occur from period to period may have a material impact on the presentation of our financial condition, changes in financial condition, or results of operations. Our critical accounting estimates include the following:
Revenue recognition
We recognize revenue when a home closes with a homebuyer and title and possession of the property are transferred to that homebuyer. Our performance obligation, to deliver the home, is generally satisfied in less than one year from the original contract date.
When we execute sales contracts with our homebuyers, or when we require advance payment from homebuyers for custom changes, upgrades or options related to their homes, the cash deposits received are recorded as contract liabilities until the homes are closed or the contracts are canceled. We either retain or refund to the homebuyer deposits on canceled sales contracts, depending upon the applicable provisions of the contract or other circumstances. As of December 31, 2022 and 2021, homebuyer deposits totaled $9.4 million and $9.9 million, respectively. Substantially all homebuyer deposits are recognized in revenue within one year of being received from homebuyers.
Real estate inventory
Real estate inventory consists primarily of the capitalized costs of finished homes, homes under construction, and residential lots. We include the costs of lot acquisitions, development, direct home construction, capitalized interest, closing costs, and direct and certain indirect overhead costs incurred during home construction in inventories.
Real estate inventory is stated at cost unless the community is determined to be impaired, at which point the inventory is written down to fair value as required by Accounting Standards Codification (ASC) Topic 360-10, Property, Plant, and Equipment. We review our real estate inventory for indicators of potential impairment on a quarterly basis at the community level considering market and economic conditions, current sales absorption rates, and recent profitability of new home sales. When an indicator of impairment is identified, we prepare and analyze cash flows at the community level on an undiscounted basis. If the undiscounted cash flows are less than the community’s carrying value, we generally estimate the fair value using the estimated future discounted cash flows of respective inventories. A community with a fair value less than its carrying value is written down to such fair value and resulting losses are reported within home closing gross profit. No impairments were recognized during the years ended December 31, 2022 and 2021.
Recent accounting pronouncements
There are no recent accounting pronouncements that are applicable to us that have not been adopted in our financial statements presented elsewhere is this prospectus.
JOBS Act
We qualify as an “emerging growth company” pursuant to the provisions of the JOBS Act, enacted on April 5, 2012. Section 102 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. We are choosing to “opt out” of this provision and, as a result, we will adopt new or revised accounting standards upon or prior to required public company adoption dates. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.
We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if as an emerging growth company we choose to rely on such exemptions, we may not be required to, among other things, (i) provide an auditor’s attestation report on our systems of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Act, (iii) comply with the requirement of the PCAOB regarding the communication of critical audit matters in the auditor’s report on the financial statements, and (iv) disclose certain executive compensation-related items, such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation. These exemptions will apply until we no longer meet the requirements of being an emerging growth company. We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual gross revenue of at least $1.235 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the last business day of our prior second fiscal quarter, and (ii) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period.

Market opportunity
Unless otherwise indicated, information in this section is derived from a market study dated July 2023 that was prepared in connection with this offering by JBREC, for which we have agreed to pay JBREC a fee of $40,000, based on the most recent data available as of June 2023. Founded in 2001, JBREC is an independent research provider and consulting firm focused on the housing industry. This section contains forward-looking statements, which are subject to qualification and uncertainty, and you should review the information under the headings “Cautionary note regarding forward-looking statements” as well as “Risk factors”. The estimates, forecasts and projections in this section prepared by JBREC are based on numerous assumptions and includes data and information from multiple sources, which have not been independently verified by us. Please refer to the “Definitions, methodologies, and data sources” section for more details.
National housing market overview
Housing is the largest real estate asset class in the United States, with 131.1 million occupied housing units, according to JBREC estimates, and a total value of $41.2 trillion, according to the Federal Reserve Flow of Funds report for the first quarter of 2023. Based on U.S. Census Bureau information as of March 31, 2023, JBREC estimates that the U.S. housing market included 90.5 million occupied single-family homes (detached and attached), 84.0% of which were owner-occupied and 16.0% of which were renter-occupied.

U.S. housing inventory

144.3 MM Housing units[1]
13.3 MM Vacant[1]
131.1 MM Households[1]
86.1 MM Owned[1]
44.9 MM Rented[1]
2.3 MM Units in Large Buildings [10+ units][1]
0.7 MM Units in medium buildings [5-9 units][1]
1.8 MM Units in small buildings [2-4 units][1]
71.1 MM Detached one unit homes[1]
5.3 MM Attached one unit homes[1]
5.0 MM Mobile homes, boats, etc.[1]
16.1 MM Units in Large Buildings [10+ units][1]
5.2 MM Units in medium buildings [5-9 units][1]
7.6 MM Units in small buildings [2-4 units][1]
11.2 MM Detached one unit rentals[1]
2.9 MM Attached one unit rentals[1]
1.8 MM Mobile homes, boats, etc.[1]

[1]JBREC estimates using 2010 Census figures and trending data from ACS / HVS
Sources: Census Bureau: John Burns Research and Consulting, LLC (Data: 1Q23, updated quarterly)

The single-family housing market is the most liquid U.S. real estate asset class, with an average of 6.04 million new and existing combined home sales per year from 2000-2022. JBREC expects annual resale home sales volume to decrease slightly and new home sales volume to increase in 2023. Overall, JBREC forecasts total home sales volume of 4.56 million in 2023, similar to the total home sales volume of 4.57 million achieved in 2011.
JBREC outlook
The U.S. housing market—including the new home sector in particular—remains resilient, as does the U.S. economy. After a slowing in housing demand due to increasing interest rates, which pose a challenge for housing affordability, housing demand has improved, helped by relative strength in the overall economy. Many economic gauges are stable and improving, namely employment and inflation, which gives prospective homebuyers more confidence. Risks remain in the economy, and the risk of recession remains elevated given the magnitude of Federal Reserve interest rate hikes.
The success of all housing projects depends partially on factors beyond the control of the builder, such as the economy, interest rates, and government policies. On a national basis, we forecast that single-family home permits issued will decrease approximately 11% in 2023 and remain flat in 2024 as housing demand stabilizes despite mortgage rates that are more than twice their 2020 and 2021 levels. Land buying is beginning to pick up once again as builders become more confident about housing demand. We estimate a decline of 4.5% in new home price appreciation in 2023 as builders continue to offer incentives, though to a lesser degree than in 2022. Existing home supply remains at very low levels, which means home builders are providing a greater share of total housing supply than in recent history.
Our primary assumptions and conclusions are:
•	mortgage rates above 5.0% will continue through at least 2025;
•	housing affordability will improve as incomes rise, home prices fall, and mortgage rates decline from today’s elevated levels; and
•	the low unemployment rate will gradually recede, with modest job losses expected in 2024.
Housing demand
Prior to the COVID-19 pandemic crisis, annual job growth had remained positive since 2010, and household formation was accelerating. Job losses from the 2008 financial crisis and subsequent recession ceased in 2010. Since then, more than 22 million total new jobs were added through 2019 equating to 2.2 million jobs per year on average (1.6% compound annual job growth). The COVID-19 pandemic crisis had a significant impact on employment in the U.S., with 8.7 million jobs lost in 2020—many of them temporarily. These losses were recovered in 2021 and 2022, and seasonally adjusted payroll employment as of May 2023 sat at 3.7 million, or 2.5%, above the pre-pandemic February 2020 peak. JBREC projects a gain of 2.5 million jobs in 2023, a loss of 1.1 million jobs in 2024, and a gain of 1.2 million jobs in 2025.

National Employment Annual Growth

Millions
8
7
6
5
4
3
2
1
0
-1
-2
-3
-4
-5
-6
-7
-8
-9
-10
4.1M
2.5M
1.2M
-1.1M
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
Cur. Mo. SA*
2023P
2024P
2025P

*Cur. mo. SA = Current month (seasonally adjusted annual rate)
Sources: U.S. Census Bureau; John Burns Research and Consulting, LLC forecasts (Data: May-23; Pub: Jun-23)

Over the long-term, JBREC forecasts that an estimated 1.27 million net new households should be formed per year on average between 2020 and 2030, due largely to shifting demographics in the U.S. This pace is similar to that experienced in other post-recessionary periods. A substantial portion of this net growth in households is expected to be owner households, which should strengthen demand for new for-sale housing. Demographic trends also will contribute to this future household growth. According to JBREC projections, demographic shifts will increase the 35-44-year-old cohort (a driver of household formation) by approximately 3.7 million people from 2020-2030, with this estimate influenced by immigration trends. Additionally, entry-level household formation continues to benefit from the combination of the large number of people who were born during the 1990s and are coming of adult age, and the continued unfurling of pent-up household formation from slightly older young adults born in the 1980s. While most of these newly formed households tend to rent first, most say they aspire to homeownership, which should continue to fuel the demand for entry-level owned homes The largest five-year age group in the country turns 31 to 35 years old in 2023, which is aligned with the typical ages of first-time homebuyers.
Household income
Income growth helps support home sales and fuel rising home prices. Incomes rebounded sharply in 2021 and 2022 after declining 1.0% in 2020. Annual average income growth totaled 4.1% in 2021 and 4.5% in 2022. Median household income increased 5.2% year-over-year to $73,700 as of May 2023. We forecast that the median household income should rise by an average of 3.5% annually from 2023 through 2025. The average year-over-year income change is 2.9% over the past 30 years.
Despite the increase in nominal income, inflation-adjusted income decreased 1.5% year-over-year to $57,600 as of May 2023, based on 2013 chained dollars. High inflation is causing real incomes to decline for middle-class households.

Median Household Income

Current = $73,700 (5% YOY)
$90,000
$80,000
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024P
2025P

Sources: John Burns Research and Consulting, LLC; Census Bureau; Moody's Analytics (Data: May-23; Pub:Jun-23)

New home supply
After elevated permit activity in 2021 and 2022, the new home construction industry has seen permit levels slow as the cost of capital has risen, and demand has slowed due to weakened affordability. The number of single-family home permits issued rose to as high as 1,136,200 for the 12 months ended August 31, 2021, which is approximately 23% above the 1980-2019 average of approximately 926,000. More recently, single-family home permits issued fell to 902,000 on a seasonally adjusted annual basis through May 2023. JBREC is forecasting decreased new home permits and slower new residential construction activity in 2023, with an 11% decrease in single-family and 25% decrease in multifamily permit activity relative to 2022.

Employment to housing permit ratio
A balanced ratio of demand and supply in a stable market relates to approximately one new housing permit issued for every 1.1 to 1.5 jobs created. After declining significantly during the 2008-2009 global financial crisis when employment growth was negative, the job growth to permits ratio had increased and remained above 1.3:1 every month from 2011 through February 2020, due to a rise in employment growth coupled with historically low homebuilding permit levels. Significant job losses in 2020 turned this ratio negative, but positive year-over-year job growth returned in early 2021, the ratio of job growth to permit activity has exceeded 2.5:1 every month through April 30, 2023. The recent relative excess of job growth to homebuilding permits has put upward pressure on new and existing home prices. JBREC forecasts, on average, job growth in 2023 will continue to outpace housing permit activity but forecasted job losses in 2024 and rebounding job growth in 2025 will translate to a ratio below 1:1 through 2025.

US Employment Growth to Total Permits Ratio

Current = 2.6
Note: The E/P ratio hit -11 during the Great Recession as construction activity slowed and employment went negative.
Historical median* = 1.6
Historical average* = 1.0
10
8
6
4
2
0
-2
-4
-6
-8
-10
-12
-14
1967
1969
1971
1973
1975
1977
1979
1981
1983
1985
1987
1989
1991
1993
1995
1997
1999
2001
2003
2005
2007
2009
2011
2013
2015
2017
2019
2021
2023

Sources: Bureau of Labor Statistics; Census Bureau; John Burns Research and Consulting, LLC (Data: Apr-23, Pub: Jun-23) *Historical average and median: Jul-65 through current

New and existing housing market sales
New home sales activity ramped up significantly from historical lows in 2011 to just under 700,000 transactions in 2019. Housing demand proved strong during the pandemic, with new home sales reaching 893,000 transactions on a non-seasonally adjusted basis in the 12 months ended May 2021, which was the highest level since July 2007. A lack of available supply and affordability challenges brought on by rising prices and mortgage rates led to new home sales declining to a seasonally adjusted total of 763,000 transactions through May 2023. JBREC estimates 800,000 transactions to represent a stable level based on historical new home sales activity. According to the U.S. Census Bureau and JBREC forecasts, new home sales will increase to approximately 660,000 sales by year end 2023, remain flat at 660,000 sales in 2024, and increase to 710,000 sales in 2025.

National New Single-Family Home Sales

Millions
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
1982-2022 Average:
687K
763K (SAAR)
660K
660K
710K
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
Cur. Mo. SA*
2023P
2024P
2025P

*Cur. mo. SA = Current month (seasonally adjusted annual rate)
Sources: U.S. Census Bureau, John Burns Research and Consulting, LLC forecasts (Data: May -23; Pub: Jun-23)

Home buying activity surged in 2021, with existing home sales transactions reaching nearly 6.2 million transactions through the 12 months ended August 31, 2021. A lack of available inventory and increasing mortgage rates led to a slowing in existing home selling and buying activity, with seasonally adjusted existing home sales totaling 4.3 million transactions through May 31, 2023, according to the National Association of Realtors. JBREC expects the annual resale sales volume to fall to 3.9 million in 2023 before rebounding to 4.2 million in 2024 and 4.5 million in 2025.

National Existing Home Sale Closings

Millions
8
7
6
5
4
3
2
1
0
1982-2022 Average:
4.6M
4.3
3.9
4.2
4.5
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
Cur. Mo. SA*
2023P
2024P
2025P

*Cur. mo. SA = Current month (seasonally adjusted annual rate)

Sources: ©2023 National Association of REALTORS®, John Burns Research and Consulting, LLC forecasts (Data: May -23; Pub: Jun-23)

From 2014 through 2019 a major contributing factor to the relatively low level of existing home sales was the lack of existing homes listed for sale, which had declined from a seasonally adjusted 10.3 months of supply in December 2008 to 3.1 months of supply by February 2020. Strong housing demand during the pandemic pushed supply to a record-low level of 1.6 months by January 2022. Existing home sale supply has risen to 3.0 months as of May 2023, which remains low by historical standards and has kept home prices from falling further in a rising-mortgage-rate environment.

Affordability
As of June 2023, national affordability in the existing home market remains weaker than the historical normal level. The ratio of annual housing costs for owning the median priced resale home compared to 125% of the median household income (a reasonable estimate of homeowners’ incomes) reached a 30+ year high in late 2022, due to rising mortgage interest rates coupled with elevated levels of home price appreciation. Helped by rising incomes and declines in home prices, affordability conditions started to improve nationally into early 2023, though remain weak by historical standards. Nationally, the housing-cost-to-income ratio of nearly 43% as of May 2023 was approximately 38% higher than a normal ratio of 31%. JBREC expects affordability will continue to approach the Index’s historical normal level over the next several years as incomes continue to rise, 30-year fixed-rate mortgage rates approach 5.2% by 2025, and home prices decline in 2023 and 2024.

Burns Affordability Index

Housing-cost-to-income ratio

50%
45%
40%
35%
30%
25%
20%
Current = 42.8%
New norm = 31.0%
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024P
2025P

We calculate the housing cost to income ratio (HC/I ratio) by dividing the market's median monthly housing costs by 125% of the median income. Housing cost assumes the purchase of a home equal to the market's median-priced existing home with a 10% down payment and a 30-year, fixed-rate mortgage. Payment includes PITI (principal, interest, taxes and insurance) plus mortgage insurance. To determine the intrinsic HC/I ratio, we look at the long-term trend of the market's HC/I ratio, with an emphasis on recent history and our forecasts. This intrinsic adjuster (the spread between the intrinsic HC/I ratio and the historical median HC/I ratio) is representative of fundamental shifts in several markets we feel are now permanently more/less expensive due to increased/decreased demand or limited supply.

Source: John Burns Research and Consulting, LLC forecasts (Data: May-23; Pub: Jun-23)

Metropolitan statistical area market overviews
Atlanta-Sandy Springs-Marietta, GA MSA: “Atlanta”
Atlanta Economic Overview
The Atlanta MSA increased to approximately 6.22 million people in 2022, making it the eighth-largest metro area in the United States by population. Atlanta has experienced an increase in annual population growth over the past five years, with an average annual increase of 1.1%, higher than the national average of 0.4%. Atlanta’s population is expected to experience an average population growth of 0.9% from 2023 to 2025, reaching 6.39 million people in 2025.
Annual Employment Growth and Unemployment Rate — Employment growth was positive in Atlanta from 2011 through 2019 adding about 587,800 jobs during that time. Atlanta lost 144,800 jobs in 2020 due to the COVID-related shutdown of many industries. In 2021, employment growth resumed, recovering most of the jobs lost from the prior year and robust growth continued in 2022, and the unemployment rate is 2.7% as of April 2023, a dramatic improvement since 2020’s 6.9% unemployment rate. JBREC forecasts Atlanta to add 76,000 jobs in 2023 followed by a slight decline of 10,000 in 2024. We expect a recovery in 2025 with about 37,200 jobs added, resulting in a net increase of 103,200 jobs from 2023 through 2025.

Metro Economy — The Atlanta MSA has established itself as a thriving business center and a popular destination for both domestic and international companies. The economy of the Atlanta MSA has shown resilience and continues to grow. Atlanta's economy is also characterized by a diverse mix of industries. Key sectors include professional and business services, finance and insurance, healthcare, education, technology, logistics, and manufacturing. The presence of leading companies, including many Fortune 500 corporations (18 of which are headquartered in Atlanta), contributes to the economic vitality of the region. The Metro Atlanta Chamber actively promotes economic development and works to attract and retain businesses in the region. The cost of living is relatively affordable compared to other major U.S. cities, making it an attractive place to live and work. Atlanta also benefits from the Hartsfield-Jackson Atlanta International Airport; it is Georgia’s biggest employer and ranked the world's busiest airport since 1998.
Median Household Income — After decreasing from 2008 through 2011, the median household income in Atlanta increased at a strong rate, rising by an annual average of 3.6% from 2012 through 2022. Median income has risen to $82,100 as of April 2023. JBREC forecasts continued growth in Atlanta’s median income, rising to $88,800 in 2025.

Atlanta Housing Market Overview
According to the U.S. Census Bureau’s 2021 American Community Survey (“ACS”), the total market size of housing units in Atlanta was approximately 2.45 million homes. About 1.52 million were owner occupied homes, accounting for approximately 62% of the total housing stock.
Supply and Demand Dynamics — Over the last 15 years, Atlanta has increased by an average of about 27,600 households each year. As of April 2023, the total number of households increased 1.5%, or 33,500 households from April 2022 to reach about 2.34 million households in the Atlanta MSA. Continued household growth is forecasted for 2023 through 2025, resulting in a net total of 94,100 new households formed. From 2008 through 2022, on average there were 26,690 total residential permits issued each year. Total permits started showing a strong upward growth trend in 2012, after recording low permit volume from 2008 through 2011. Total permits issued in 2022 were about 48,100, with over half (approximately 55%) of those being single-family permits. JBREC forecasts a decline in the number of permits issued annually through 2024 due to our macroeconomic view, but then begin to rebound in 2025. JBREC estimates 98,700 total permits will be issued from 2023 through 2025, or about 32,900 annually.

New Home Sales Volume and Price Trends — New home sales volume fell significantly from its peak in 2005 of 55,712 sales to 6,505 sales in 2011. However, following the Great Recession, from 2012 through 2021, new home sales volume experienced strong annual growth by an average of 14.4%. In 2022, Atlanta had 22,285 new home sales. JBREC forecasts a decline in new home sales in 2023, decreasing by 7.6% and to 20,600 sales. JBREC then anticipates new home sales to increase slightly to 20,900 in 2024, before increasing by 4.8%, or to 21,900 sales in 2025. Similar to new homes sales volume, the median price of new homes within Atlanta experienced strong appreciation from 2010 through 2022 with an annual average increase in median price of 5.9%. As of April 2023, the median new home price was $470,200, up 9.5% from April 2022. Due to an expected economic slowdown, JBREC forecasts that new home prices in Atlanta will decline by 3.9% in 2023 and 0.5% in 2024, followed by price appreciation of 2.2% in 2025.

Existing Home Price Appreciation and Sales Volume — According to JBREC’s proprietary home value index, home values in Atlanta declined during the previous recession, falling by approximately 17.0% from 2007 through 2010. From 2012 through 2022, home values experienced an annual average increase of 10.1%, surpassing home value levels of 2007. Home values in the Atlanta metro area are forecasted to drop by 4.2% and 3.7% in 2023 and 2024, respectively. However, values are expected to increase in 2025 by an annual rate of 2.0%, according to the Burns Home Value Index™. The median resale price for a detached home was $363,900 as of April 2023, up 2.0% from April 2022. Since 2013, existing home sales volume has been increasing, reaching a total of 149,963 transactions in 2021 and 122,793 transactions in 2022. JBREC forecasts 2023 resale volume about equal to 2022’s resale volume and increases of approximately 6% in each of 2024 and 2025.

Burns Affordability Index — The Atlanta MSA currently scores a 33.5% on the Burns Affordability Index™. We expect home prices to slightly decrease through 2024 along with lower mortgage interest rates as well as rising household incomes, and therefore affordability to increase. The index compares an area’s entry-level home affordability (based on house payments and incomes) to its historical affordability. High numbers equate to poor affordability; 22.1% is the historical median in this MSA.

Birmingham, AL MSA: “Birmingham”
Birmingham economic overview
According to John Burns Research and Consulting, the Birmingham MSA’s population increased to approximately 1.18 million people in 2022, making it the 50th-largest metro area in the United States by population. Birmingham has experienced a decline in annual population growth rates over the past five years, with an average annual increase of 0.2%, lower than the national average of 0.4%. Birmingham’s population is expected to experience an average population growth of 0.3% from 2023 through 2025, reaching 1.19 million people in 2025.
Annual employment growth and unemployment rate — Employment growth was positive in Birmingham from 2011 through 2019, with 52,900 jobs added in total. In 2020, 23,400 jobs were lost during the pandemic. However, jobs lost at the onset of the pandemic have since been recovered and additional jobs have been added. The metro area averaged 14,750 jobs added annually in 2021 and 2022. The unemployment rate declined from 9.7% in 2010 to 1.6% in 2023 but spiked in 2020 to 5.9% due to the pandemic. JBREC forecasts employment in Birmingham to add 12,200 jobs in 2023 while experiencing a modest net loss in 2024 of roughly 1,400 jobs. JBREC expects that a recovery will occur in 2025 of about 6,400 jobs added annually, resulting in a net increase of 17,200 jobs from 2023 through 2025.

Metro Economy —Birmingham is renowned for its healthcare industry, with several world-class medical centers, research facilities, and specialized hospitals. Three of the top ten employers in the MSA are in the healthcare industry, including St. Vincent’s Health System, Children’s Health System, and Brookwood Baptist Health. They provide over 15,000 jobs to the metro. In addition to healthcare, Birmingham has a strong manufacturing presence, specifically in the automotive industry with Honda and Mercedes-Benz, as well as a long-standing history in the energy and natural resources sector. The region has significant reserves of coal, natural gas, and other natural resources, contributing to energy production and related industries. The largest employer in the metro is the University of Alabama at Birmingham with roughly 24,000 employees. The institution drives innovation, research, and workforce development, attracting students, scholars, and funding to the area. In terms of tourism and hospitality, Birmingham attracted 3.9 million visitors in 2022, a 7% increase from the year prior. The metro is known for its historical landmarks, cultural attractions, and sports venues. The metro is also home to the headquarters of Regions Financial Corporation, the second largest employer in the area with over 6,000 workers. Birmingham’s continued investment in infrastructure, business-friendly environment, and skilled workforce contribute to its economic prosperity and make it an attractive destination.

Median household income — After decreasing from 2008 through 2011, the median household income in Birmingham increased at a high rate, rising by an annual average of 2.8% through 2022. Median income has risen to $63,400 as of April 2023. JBREC forecasts continued growth in Birmingham’s median household income, rising to $68,800 in 2025.

Birmingham housing market overview
According to the U.S. Census Bureau’s 2021 American Community Survey, the total market size of housing units in Birmingham was approximately 493,000 homes. Roughly 307,000 were owner-occupied homes, accounting for 62.3% of the total housing stock.
Supply and demand dynamics — Birmingham’s household growth gained momentum in the years following the Great Recession, surpassing 3,000 new households formed annually in 2016 and 2017, a 0.7% annual growth rate. In 2021, growth peaked at 0.9% with the formation of 4,000 new households. Household growth subsided to 0.6% in 2022 (2,900 newly formed households). From 2023 through 2025, JBREC forecasts annual average household growth of about 3,300. Total permits accelerated rapidly in 2011 (up approximately 23%) and 2012 (up approximately 40%) accompanying a large uptick in household growth and a recovering economy. Permits stayed elevated through 2016, receded in 2017 due to virtually no multifamily permits, and climbed again through 2022, averaging 3,300 per year from 2011 through 2022. JBREC forecasts an annual average of 3,350 permits from 2023 through 2025, a total of 10,050 over the three years.

New home sales volume and price trends — From 2012 through 2021, both new home sales volume and the median price of new homes within Birmingham experienced strong growth. While changes were somewhat erratic from one year to the next, new home sales increased by an annual average of 24.2% in those years; over the same period, the median new home price appreciated by an annual average of 7.6%. Birmingham had 2,040 new home sales in the 12 months ending April 2023. At that point, the median new home price was $336,600, down 10.4% year over year. New home prices in Birmingham are anticipated to depreciate 4.7% in 2023 and then increase by 0.6% in 2024 and 2.1% in 2025. JBREC does not forecast new-home sales for Birmingham.

Existing home price appreciation and sales volume — According to JBREC’s proprietary home value index, home values experienced an annual average increase of 5.9% from 2012 through 2022. As of May 2023, Birmingham home values increased 3.4% from May 2022. Home values in the Birmingham metro area are forecasted to drop by 2.4% and 3.4% in 2023 and 2024, respectively. However, values are forecasted to increase in 2025 by 3.5%, according to the Burns Home Value Index™. The median resale price for a detached home was $215,800 as of April 2023, down 6.4% from April 2022. Over the past 15 years, resale price appreciation has averaged 2.8% annually. Since 2013, existing home sales volume has been steadily increasing, reaching a volume of 27,203 transactions in 2021 and 24,930 transactions in 2022. JBREC forecasts resale volume to average 3.4% annual increases in 2023 through 2025.

Burns Affordability Index — The Birmingham MSA currently scores a 24.3% on the Burns Affordability Index. We expect home prices to slightly decrease in the coming years and therefore affordability to increase. The index compares an area’s entry-level home affordability (based on house payments and incomes) to its historical affordability. High numbers equate to poor affordability. The current ratio is 24.3% vs. historical norm of 18.0% and the “new normal” of 16.0%. Birmingham is forecasted to approach its historical norm in 2025.

Charlotte-Concord-Gastonia, NC-SC MSA: “Charlotte”
Charlotte economic overview
The Charlotte MSA grew to a population of approximately 2.7 million people in 2022, up 1.8%, positioning it as the 23rd-largest metro area in the United States by population. As a result of business-friendly policies, lower taxes, and overall lower living and business costs, many Americans relocated to Charlotte during the pandemic-fueled great American move. Charlotte has experienced an increase in annual population growth over the past five years by an average of 1.7%, or over four times higher than the national average of 0.4%. The population of Charlotte MSA is forecasted to grow by an annual average of 46,600 people from 2023 through 2025, reaching over 2.8 million people by 2024.
Annual Employment Growth and Unemployment Rate — Employment growth in Charlotte MSA was positive from 2011 through 2019, adding about 289,600 jobs during that time. In 2020, the Charlotte MSA suffered a loss of 37,500 jobs due to COVID impacts. The region recovered those losses in 2021 and added another 56,300 jobs in 2022, up 4.5% year-over-year. The unemployment rate was at an all-time low of 3.4% in 2022 and currently sits at 2.9% as of April 2023. JBREC forecasts the Charlotte MSA to add 33,600 jobs in 2023, flat in 2024, before turning positive in 2025.

Metro economy — Charlotte has nine companies on the 2023 Fortune 500 list, one more than last year and more than similar cities like Raleigh and Austin. The top five companies on the list (in ranking order) include Bank of America, Lowe’s, Nucor, Honeywell, and Duke Energy. The Charlotte market’s finance and banking sector has served as a significant economic pillar since the early 1800s. Between 2016 and 2021 the sector grew approximately 32%, creating 91,000 jobs. Of all states with a corporate income tax, North Carolina has the lowest at 2.5%, helping to make Charlotte an appealing location for many companies. According to the Charlotte Regional Business Alliance, other important characteristics of Charlotte are the area’s talent base, connectivity with the seventh business airport in the world, and the relatively low cost of living.
Median household income — The median household income in Charlotte MSA has grown steadily since 2011 at an average rate of 3.4% annually. Median income currently sits at $74,300, up 5.2% year-over-year. JBREC estimates the median income in Charlotte will increase by 5.8% in 2023 and increase again in subsequent years, rising to $81,000 in 2025.

Charlotte housing market overview
According to the U.S. Census Bureau’s 2021 American Community Survey (ACS), the total market size of housing units in the Charlotte MSA was approximately 1.14 million homes and approximately 61% of the housing stock is owner-occupied homes. About 41% of the total housing stock are homes built in 2000 or later and approximately 18% were built in 2010 or later. Across the MSA, about 61% are owner-occupied single-family homes, about 31% are renter-occupied and the remaining 8% of homes are vacant. Of owners, approximately 69% have a mortgage.
Supply and demand dynamics —Household growth picked up in 2013 following the previous recession and the MSA added 211,500 households from 2013 through 2022, or an average rate of 21,150 annually. As of April 2023, the total number of households increased by 1.9% or 20,600 year-over-year. Continued household growth at slightly slowing rates is forecasted for 2024 through 2025, resulting in about 41,900 new households. Total number of permits issued dropped to 6,102 permits in 2010 during the previous recession. The number of new permits issued from 2018 through 2022 has been strong, reaching just over 30,000 permits in 2021. The number of permits issued in 2022 decreased slightly to 27,157, of which approximately 70% were for single-family homes. JBREC forecasts permit levels to remain steady from 2023 through 2025.

New home sales volume and price trends — New home sales reached a record low of 5,143 in 2011 after the last recession. The MSA experienced strong growth from 2012 through 2017 and sales doubled to 10,389 in 2017. New home sales peaked in 2021 reaching 13,645 sales. Although sales numbers have softened due to the rise in rates, the Charlotte MSA had 12,854 new home sales, up 1.9% year-over-year as of April 2023. The volume of new home sales is anticipated to slow from 2023 through 2025, averaging 10,800 sales annually. The median new home price had a dramatic increase in 2022 reaching $442,300, up 21.1% year-over-year. As of April 2023, the new home median price is $425,700. Like sales, new home prices have softened but remain elevated. New home prices in Charlotte are anticipated to depreciate 3.0% throughout 2023 before turning positive in 2024, following national trends.

Existing home price appreciation and sales volume — Existing home values in Charlotte experienced an annual average increase of 6.4% from 2012 through 2020 and then reached the market’s highest single-year gain in 2021 at 23.7%. Prices have remained flat year-over-year, and the current median existing home price is $354,400, down 0.6% year-over-year, as of April 2023. Similar to new home sales, resales in the Charlotte MSA have been trending down, beginning in 2022. There were 41,649 resales over the last 12 months, down 26.6% year-over-year. We project resales to decline through 2023 (down 22.0%) before increasing in 2024 (4.3%) and 2025 (3.1%).

Burns Affordability Index — The metro experienced the effects of population growth alongside rising home prices. Though home prices cooled modestly following the pandemic boom, affordability will remain a challenge. We forecast new home values to increase from 2024 on and existing home values to rise beginning in 2025. The Charlotte MSA currently scores a 37.5% on the Burns Affordability Index. High numbers equate to poor affordability. For comparison, 22.7% is the historical median in this MSA. The index compares an area’s entry-level home affordability (based on house payments and incomes) to its historical affordability.

Houston-Sugar Land-Baytown, TX MSA: “Houston”
Houston economic overview
According to John Burns Research and Consulting, the Houston MSA expanded to a total population of about 7.3 million people in 2022, making it the fifth largest metro area in the United States by population just behind Dallas MSA with 7.9 million. Houston has experienced an increase in annual population growth over the past five years by an average of 1.3%, or about three times higher than the national average of 0.4%. JBREC forecasts Houston to grow by 1.3% annually from 2023 through 2025, adding 296,700 people over those three years.
Annual employment growth and unemployment rate — Employment growth was mostly positive in Houston from 2011 through 2019, adding about 592,200 jobs during that time. (The exception was a flat 2016 due to an oil-price bust.) Houston lost 159,000 jobs in 2020 due to the COVID-related shutdown of many industries. In 2021, employment growth resumed, and the unemployment rate is 4.0% as of April 2023, a dramatic improvement since 2020’s 8.7% unemployment rate. JBREC forecasts Houston to add 45,200 jobs over the course of 2023. However, a predicted slowdown or recession in the economy is anticipated to reduce part of that job growth in 2024 until things start to improve again in 2025. From 2023 through 2025, Houston is expected to generate 33,400 jobs.

Metro economy — Houston is known for its diverse and robust economy, driven by several key sectors. Houston has long been recognized as the “Energy Capital of the World.” The city is home to numerous multinational energy corporations, including oil and gas companies, refineries, and pipeline operators. The energy sector significantly contributes to Houston’s economy through exploration, production, refining, and distribution activities, though the economy has diversified in recent years. Houston boasts a thriving healthcare industry. The Texas Medical Center, located in the city, is one of the largest medical complexes globally and hosts numerous hospitals, research institutions, and universities. With cutting-edge medical facilities and a focus on medical research, Houston’s healthcare sector plays a vital role in the city’s economy. Houston has a strong manufacturing base, particularly in the petrochemical industry. The city’s strategic location near major shipping ports and access to raw materials has facilitated the growth of manufacturing and petrochemical companies. Houston serves as a hub for chemical production, plastics, and other related industries as well as a significant presence in aerospace.

Median household income — The median household income growth in Houston has been positive every year since 2008, rising by an annual average of 2.2% from 2008 through 2022. Median income rose to $76,700 as of April 2023, up approximately 6% year-over-year. JBREC forecasts the median income in Houston will rise to $84,400 in 2025, an approximate 10% increase from the current median.

Houston housing market overview
According to the U.S. Census Bureau’s 2021 American Community Survey (ACS), the total market size of housing units in Houston was approximately 2.8 million homes. The MSA is the fourth-ranked market for total housing stock per JBREC. Above half (approximately 57%) are owner-occupied homes.
Supply and demand dynamics — Annual household growth in Houston has averaged approximately 45,000 households per year from 2008 through 2022. Annual household growth experienced a decline in 2010 but accelerated thereafter to reach a new historic high in 2021, with an annual growth of 70,600 new households. Annual household growth of 2.3% in 2022 resulted in the formation of 60,600 new households. The annual household growth rate is expected to increase to 2.2% in 2023, and household growth will remain steady in 2024 and 2025 with 2.1% and 2.0% growth, respectively. Total permits started showing a strong upward growth trend in 2012, after dipping from 2008 through 2010. Total permits issued in 2022 exceed the prior historical peak in 2006 of nearly 76,000 permits due to a dramatic increase in multifamily permits, which accounted for approximately 37% of the total. JBREC forecasts a decline in the number of permits issued annually through 2025 compared to current levels based on forecasted national trends. An estimated 172,300 total permits will be issued from 2023 through 2025, or about 57,000 annually.

New home sales volume and price trends — New home sales troughed in 2010 after consecutive declines each year from 2006’s peak of 51,967 sales. From 2019 through 2021, new home sales volume experienced strong annual growth by an average of 11.9% before declining 5.0% in 2022 as interest rates rose. Houston had 35,966 new home sales in the 12 months ending April 2023, down 15.4% year-over-year. New home sales are anticipated to decrease by 8.0% by the end of 2023 and remain relatively flat in 2024 before eventually reaching 39,800 new home sales in 2025. The median price of new homes in Houston remained steady from 2017 through 2020, averaging $273,060 before prices reached $287,200 in 2021 and peaked in 2022 at $322,100. As of April 2023, the median new home price was $290,300, down 5.3% year-over-year. New home prices are anticipated to depreciate 1.5% throughout 2023 following national trends, stay about flat in 2024, and then increase 3.5% in 2025.

Existing home price appreciation and sales volume — According to JBREC’s proprietary home value index, home values in Houston experienced an annual average increase of 4.7% from 2008 through 2020 before experiencing the highest appreciation in 2021 at 17.5% year-over-year. A year later, the median existing home price hit an all-time high in 2022 at $335,000, up 4.9% year-over-year. Prices have since moderated and the current median existing home price is $328,700, down 3.6% year-over-year, as of April 2023. Similar to new home sales, resales in the Houston MSA have been trending down, beginning in 2022. There were 90,382 resales over the last 12 months, down 20.1% year-over-year. We project resales to soften by 8.3% through 2023 before modestly increasing by 1.0% in 2024 and 1.1% in 2025.

Burns Affordability Index —The Houston MSA currently scores a 39.0% on the Burns Affordability Index. We expect home prices to decrease in the coming years and therefore affordability to increase. The index compares an area’s entry-level home affordability (based on house payments and incomes) to its historical affordability. High numbers equate to poor affordability; 23.9% is the historical median in this MSA.

Huntsville, AL MSA: “Huntsville”
Huntsville economic overview
According to John Burns Research and Consulting, the Huntsville MSA’s 2022 population was 514,000. Huntsville gained more people than any other MSA in Alabama between 2010 and 2020. Huntsville’s growth rate has averaged 2.0% per year from 2017 through 2022, peaking at 2.3% in 2020 and sitting at 2.0% since. The national average over the same period (five years, using 2015 as the base year), was 0.4%. JBREC forecasts growth of 2.0% in 2023, to 1.7% by 2025, resulting in an average annual increase over those three years of 1.8% or about 9,040 people.
Annual employment growth and unemployment rate — Employment growth in Huntsville was positive from 2011 through 2019. It went negative in 2020 due to COVID but rebounded strongly with 4.7% growth in 2021 and a 4.2% gain in 2022. The unemployment rate declined to 1.4% in April 2023, its lowest rate in decades. JBREC forecasts employment in Huntsville to continue growing in 2023, ending the year with a 2.9% increase. JBREC forecasts a decline of 0.3% in 2024, a scant 900 jobs, and a gain of 1.2% or 3,100 jobs in 2025.

Metro economy — Huntsville has a well-known history of developing U.S. space technology in the 1950s. Rockets developed in Huntsville put the first U.S. satellite into orbit and sent men to the moon. Almost 75 years later, Huntsville still has a strong hold in space technology. Dubbed “Rocket City” for its proximity to the U.S. Space and Rocket center, Huntsville has a thriving and diverse economy rooted in aerospace, one of the world’s leading space and technology business parks, and a vibrant mixture of Fortune 500 companies. The Cummings Research Park is the second largest research park in the U.S. A broad manufacturing base includes factories such as the GE Aviation jet engine plant, Toyota Motor Manufacturing facility, and the Polaris factory. A few years ago, the FBI announced it is moving 3,500 to 5,000 jobs to Huntsville by 2026. The high quality of life continues to attract people to Huntsville, and it ranks as one of the best places for retired military personnel to launch second careers because of the large number of medium-sized defense and high-tech companies.
Median household income — The median household income in Huntsville has increased each year beginning in 2012, rising by an annual average of 3.7%. Median household income had risen to $80,800 as of April 2023. JBREC estimates the median income in Huntsville will be $87,800 in 2025, which would be a 3.6% annual increase from 2022.

Huntsville housing market overview
According to the U.S. Census Bureau’s 2021 American Community Survey, the total market size of housing units in Huntsville was approximately 217,500 homes. About 146,200 were owner occupied, accounting for 67.2% of the total housing stock.
Supply and demand dynamics — As of April 2023, Huntsville consists of approximately 210,400 households. Huntsville has averaged around 3,700 new households added annually beginning in 2015, an average annual growth rate of 2.0%. The household growth rate for the 12 months ended April 2023 was 1.8%. JBREC forecasts that approximately 3,500 new households will be added to the Huntsville metro each year from 2023 through 2025 for an average growth rate of 1.7% over those three years. Total building permits were flat from 2016 through 2018 at just under 3,000 per year. Permit counts then grew by about 21% each of the next two years and 42% in 2021, peaking at nearly 6,200. Permit volume averaged about 4,850 each year from 2020 through 2022. JBREC forecasts 4,600 permits in 2023, a slip to 3,750 in 2024, and a slight rebound to 4,050 in 2025. Approximately 12,400 total permits are anticipated to be issued from 2023 through 2025.

New home sales volume and price trends — Huntsville’s nine-year streak of increasing new-home sales volume ended in 2022, dropping by 2.0%. Before that, the MSA’s annual sales pace had risen from 1,361 in 2013 to 3,720 in 2021. Trailing 12-month sales volume in April 2023 (3,346) was down 10.2% year-over-year. JBREC forecasts a 6.7% drop in sales in 2023, no change in 2024, and then a 5.9% increase in 2025. Median new home prices climbed more slowly than volume in the post-recession recovery, averaging only 2.4% annual gains from the 2012 trough through 2020, but they accelerated with double-digit jumps in 2021 and 2022, averaging 14.6% per year. All told, the median price went from $225,600 in 2012 to $356,800 in 2022. As of April 2023, the median new home price was $339,700, down 5.1% from April 2022. New home prices in Huntsville are anticipated to decline 3.0% over the whole of 2023, increase nominally in 2024, and rise 2.7% in 2025.

Existing home price trends and sales volume — According to JBREC’s proprietary home value index, home values in Huntsville experienced an average annual increase of 8.0% from year-end 2013 through 2022. According to the Burns Home Value Index™. Huntsville home values in April 2023 were 1.2% above their April 2022 level. JBREC forecasts a flat year in 2023, a 5.5% drop in 2024, and a 2.8% gain in existing home values in 2025. The median resale price for a detached home was $244,100 as of April 2023, down 5.5% from April 2022. Sales of existing homes increased every year beginning in 2015 through 2021. Then 2022’s volume fell 12.7% in 2023. JBREC projects further declines of 6.6% in 2023 and 1.3% in 2024, reaching the same approximate level as sold in 2018; 2025 should see a rebound of 3.9%.

Burns Affordability Index — According to JBREC’s proprietary affordability index, BAI, Huntsville’s housing prices relative to incomes are near their historical high. The current ratio is 23.2% vs. historical norm of 18.0% and the “new normal” of 15.0%. Huntsville is forecasted to come near its historical norm in 2025 due both to reduced home prices and increasing household incomes.

Nashville-Davidson-Murfreesboro-Franklin, TN MSA: “Nashville”
Nashville economic overview
According to John Burns Research and Consulting, the population of the Nashville MSA reached nearly 2.1 million people in 2022, making it the 36th-largest metro area in the United States by population. Nashville has grown by an average of 32,400 people each year since 2005. The average growth rate over the last five years has been 1.5%, which is well above national average of 0.4% annually for the same period. JBREC forecasts continued annual population growth by an annual average of 1.3% from 2023 through 2025, increasing the population of Nashville by about 81,000 people.
Annual employment growth and unemployment rate — Employment growth in Nashville was strong from 2011 through 2022 with the exception of 2020 (during the onset of COVID). During that time, a total of 359,700 new jobs were added within the Nashville MSA, an average of 29,975 jobs annually. From April 2022 through April 2023, the Nashville MSA had gained 44,000 jobs, lower than the 69,900 jobs gained in 2022. The unemployment rate reached record low of 2.6% in 2019 before falling even further to the current all-time low of 2.1% in April 2023. JBREC forecasts employment in Nashville to increase by 28,600 jobs in 2023 before losing 3,300 jobs in 2024. JBREC forecasts an average gain of 13,000 jobs annually from 2023 through 2025, resulting in a forecasted net increase of 39,000 jobs from 2023 to 2025.

Metro economy — The Nashville economy is the largest in Tennessee and is quite diverse. Dubbed “Music City,” Nashville is known as a hub within the music industry, employing 41,000 people according to the Nashville Area Chamber of Commerce. This also drives tourism and hospitality, which employs 74,000 direct employees. Despite being known for its entertainment and tourism industries, the healthcare industry is the largest economic driver of the Nashville economy, driving 168,000 direct jobs and another 195,000 indirect jobs. Nashville is home to five Fortune 500 companies, including HCA Healthcare, Dollar General, Tractor Supply Co. Community Health Systems, and Delek US Holdings. Nashville has 13 accredited 4-year & postgrad institutions with over 120,000 students in attendance, providing a diverse talent pool for companies. Nashville’s corporate tax rate is a flat 6.5%, assessed on net income, with franchise tax of 0.25% generally applicable to businesses. Tennessee’s 0% personal income tax is very appealing to employees as well as companies looking to attract talent.
Median household income — The median household income in Nashville rose from $51,600 in 2008 to $74,800 in April 2023. Nashville’s median household income annual growth rate has fluctuated over the past 15 years from -1.8% during the Great Recession to 6.1% with an average of 2.5%. JBREC estimates the median income in Nashville will increase by 4.9% in 2023. JBREC forecasts continued growth in median income from 2023 through 2025, rising to $81,600.

Nashville housing market overview
According to the U.S. Census Bureau’s 2021 American Community Survey, the total market size of housing units in Nashville was approximately 859,000 homes. About 531,000 were owner-occupied, accounting for 61.8% of the total housing stock.
Supply and demand dynamics — Annual household growth in Nashville was suppressed in the aftermath of the Great Recession and ranged between 0.4% and 0.9% from 2010 through 2012. The annual household growth rate steadily increased from 2013 through 2016 when it reached 2.4%, which is more indicative of Nashville’s typical growth rate. As of April 2023, the number of households increased 2.4% from April 2022 to reach about 849,600 total households in Nashville. From 2023 through 2025, an estimated 56,900 new households will be added to the MSA. Total permits issued within Nashville have increased considerably from levels achieved following the Great Recession when annual permit levels fell to just over 5,000. After 2009, the number of total permits issued each year increased by an annual average of about 15.0% to reach a peak of 32,322 in 2021. The number of total permits issued declined to 28,426 permits issued in 2022, which, since 2008, is higher than all other years except for 2021. JBREC forecasts total permits to remain below peak levels through 2025 with an average of 20,867 permits issued each year from 2023 through 2025. Note that most of the decline in total permits is due to a decrease in multifamily permits.

New home sales volume and price trends — New home sales in Nashville fell significantly from 6,714 sales in 2008 to 3,695 sales in 2011. From 2011 through 2021, both new home sales volume and the median price of new homes within Nashville experienced strong growth. New home sales increased by an annual average of 12.9%, and the median new home price appreciated by an annual average of 5.8% from 2011 through 2021. In 2022, Nashville experienced a 6.9% decline in new home sales but a 20.1% increase in new home prices. Nashville had 10,678 new home sales in the 12 months ended April 2023. As of April 2023, the median new home price was $511,800, up 6.6% from the median price as of April 2022. New home prices in Nashville are anticipated to decline 3.8% throughout 2023 and 0.7% in 2024, then increase by 3.0% in 2025. The volume of new home sales within Nashville is anticipated to decrease to 10,000 units in 2023 before experiencing growth at an increasing rate in 2024 and 2025, reaching 10,600 new home sales in 2025.

Existing home price appreciation and sales volume — According to JBREC’s proprietary home value index, home values in Nashville experienced slight declines from 2008 through 2011. From 2011 through 2022, home values increased annually by an average of 9.8%. Nashville home values as of April 2023 decreased 2.3% from April 2022 and are forecasted to decrease by a total of 4.4% throughout 2023 and decrease by another 4.8% in 2024 before rising in 2025 by 3.8%, according to the Burns Home Value Index™. The median resale price for a detached home was $422,500 as of April 2023, down 6.8% from April 2022 following steady increases since 2011. Existing home sales volume averaged about 40,000 transactions from 2016 through 2020, then spiked to 46,944 in 2021 before falling 28.2% in 2022 to 38,162 transactions in 2022. JBREC forecasts 2023 resales at about the same level as 2022, a 1.6% increase in 2024, and a 4.9% rise in 2025.

Burns Affordability Index — According to JBREC’s proprietary affordability index, BAI, Nashville is near its all-time high for unaffordability, at 42.8% compared to the market’s historical median of 22.1%. The index is based on the relationship between the median household income and the annual housing costs (mortgage plus one-seventh of the down payment) for the median-priced home. The historical median is 22.1%, but given changes in the market in recent years, the new historical norm is 27.1%.

Raleigh-Durham, NC-SC MSA: “Raleigh-Durham” (JBREC custom market)
Raleigh-Durham economic overview
According to John Burns Research and Consulting, the Raleigh-Durham MSA grew to approximately 2.1 million people in 2022, making it the 41st largest metro area in the United States by population. Raleigh-Durham has grown by an average of roughly 40,000 people each year since 2005. The average growth rate over the last five years has been 1.9%, which is nearly five times the national average of 0.4% annually for the same period. The Raleigh-Durham population is forecasted to grow by 118,300 people from 2022 to 2025.
Annual employment growth and unemployment rate — Employment growth in Raleigh-Durham was positive from 2010 through 2022, except for 2020 (COVID). During that time, a total of 267,800 new jobs were added within Raleigh-Durham. As of April 2023, the Raleigh-Durham MSA had gained 26,700 jobs compared to April 2022. The unemployment rate declined from 8.4% in 2010 to 3.1% in 2022, the lowest unemployment rate in the past 22 years. JBREC forecasts employment in Raleigh-Durham to increase by 26,500 jobs in 2023 before decreasing by 4,000 in 2024 and then increasing by 13,000 jobs in 2025.

Metro economy — The Raleigh-Durham metro area is home to a highly educated population, with over 40% holding a bachelor’s degree or higher, well above both the North Carolina and national levels. This educated population facilitates strong employment in the “Research Triangle,” one of the country’s largest business parks with an estimated 300 companies and 60,000 people in fields such as electronics, telecommunications, biotechnology, chemicals, pharmaceuticals, and environmental sciences.
Median Household Income — The median household income in Raleigh-Durham rose from $51,500 in 2005 to $87,400 in April 2023. Median household income declined slightly in 2010 but has otherwise experienced a strong growth rate, increasing by an average of 3.0% from 2004 through 2023 and 4.4% over the past five years. JBREC estimates the median income in Raleigh-Durham will increase by 5.6% in 2023. JBREC forecasts continued growth in the median income, rising to $95,200 in 2025.

Raleigh-Durham housing market overview
According to the U.S. Census Bureau’s 2021 American Community Survey, the total market size of housing units in Raleigh-Durham was approximately 842,000 homes. About 510,000 were owner-occupied homes, accounting for 60.6% of the total housing stock.
Supply and demand dynamics — Annual household growth experienced a steady decline from 2006 through 2010 but accelerated thereafter to reach a new historic high in 2021 with an annual growth of 21,600 new households. As of April 2023, the number of households increased 2.1% from April 2022 to reach about 840,900 total households in the Raleigh-Durham MSA. The household growth rate is expected to decline from the current rate of 2.1% as of April 2023 to 2.0% in 2025, resulting in a total increase of 54,700 homes from 2022 through 2025. Total permits experienced a severe decline, influenced by the Great Recession, falling to about 7,100 permits issued annually. The number of permits issued most years since then has increased significantly, gaining an average of approximately 15% per year to reach 27,740 permits issued in 2022. The number of permits issued annually through 2025 is expected to remain below 2022 levels but remain just above the average annual number of permits issued over the past 10 years. JBREC forecasts approximately 61,100 permits to be issued from 2023 through 2025.

New home sales volume and price trends — New home sales fell significantly from 10,219 in 2008 to 5,534 sales in 2011. From 2012 through 2022, new home sales volume experienced strong annual growth by an average of 8.0%. New homes within Raleigh-Durham experienced strong appreciation from 2012 to 2022 with an annual average increase in median price of 6.9%. This includes a very strong median price increase of 22.0% in 2022. Raleigh-Durham had 14,017 new home sales in the 12 months ended April 2023. As of April 2023, the median new home price was $470,600, up 3.6% from the median price as of April 2022. New home prices in Raleigh-Durham are anticipated to decrease 3.2% in 2023 and then increase by an average of 2.0% in 2024 and 3.5% in 2025. The volume of new home sales within Raleigh-Durham is anticipated to decrease by 2.2% in 2023, then stay flat in 2024 and increase by 7.5% in 2025.

Existing home price appreciation and sales volume — According to JBREC’s proprietary home value index, home values in Raleigh-Durham experienced a decline of 8.2% from 2008 through 2011, exhibiting significant resilience during the housing crash and previous recession than other markets. Since then, home values have increased annually by an average of 11.0% through 2022. Raleigh-Durham home values as of April 2023 decreased 2.4% from April 2022 and are forecasted to decrease at an average annual rate of 5.1% in both 2023 and 2024 before increasing by 2.8% in 2025, according to the Burns Home Value Index™. The median resale price for a detached home was $437,100 as of April 2023, following recurring price appreciation since 2010. Existing home sales volume have been strong in recent years, with some years volumes exceeding the prior 2006 peak of 33,462 existing home sales. In 2021, existing home sales volume reached 39,180 transactions. Resale transactions dropped in 2022 to 31,031. JBREC forecasts a 4.0% drop in resale volume in 2023, but then rebound with 7.0% and 3.4% increases in 2024 and 2025, respectively.

Burns Affordability Index™ — According to JBREC’s proprietary affordability index, BAI, Raleigh-Durham is currently at an all-time high for unaffordability of 33.7%. compared to the market’s historical average of 23.5%. The index is based on the relationship between the median household income and the annual housing costs (mortgage plus one-seventh of the down payment) for the median-priced home. The historical median is 23.5%, but given changes in the market in recent years, the new historical norm is 22.8%.

1)	Raleigh-Durham is a custom market area by John Burns that includes the Franklin, Johnston, Wake, Chatham, Durham, Orange, and Person counties.
About this market opportunity
This “Market Opportunity” section was prepared in the second quarter of 2023 in connection with this offering by John Burns Research and Consulting, LLC. Founded in 2001, JBREC is an independent research provider and consulting firm focused on the housing industry. This “Market Opportunity” section contains forward-looking statements which are subject to uncertainty.
The estimates, forecasts and projections prepared by JBREC are based upon numerous assumptions and may not prove to be accurate. This “Market Opportunity” section contains estimates, forecasts and projections that were prepared by JBREC, a real estate research and consulting firm. The estimates, forecasts and projections relate to, among other things, home value indices, payroll employment growth, median household income, housing permits and household formation. No assurance can be given that these estimates are, or that the forecasts and projections will prove to be, accurate. These estimates, forecasts and projections are based on data (including third-party data), significant assumptions, proprietary methodologies and the experience and judgment of JBREC. No assurance can be given regarding the accuracy or appropriateness of the assumptions and judgments made, or the methodologies used, by JBREC. The application of alternative assumptions, judgments or methodologies could result in materially less favorable estimates, forecasts, and projections than those contained in this “Market Opportunity” section. Other real estate experts have different views regarding these forecasts and projections that may be more positive or negative, including in terms of the timing, magnitude, and direction of future changes.

The forecasts and projections are forward-looking statements and involve risks and uncertainties that may cause actual results to be materially different from the projections. See “Risk Factors — The estimates, forecasts and projections relating to our markets prepared by JBREC are based upon numerous assumptions and have not been independently verified by us.” JBREC has made these forecasts and projections based on studying the historical and current performance of the residential housing market and applying JBREC’s qualitative knowledge about the residential housing market. The future is difficult to predict, particularly given that the economy and housing markets can be cyclical, subject to changing consumer and market psychology, geo-political events and governmental policies related to mortgage regulations and interest rates. There will usually be differences between projected and actual outcomes because events and circumstances frequently do not occur as expected and the differences may be material. Accordingly, the forecasts and projections included in this “Market Opportunity” section might not occur or might occur to a different extent or at a different time. For the foregoing reasons, JBREC cannot provide any assurance that the estimates, forecasts, and projection, including third-party data, contained in this “Market Opportunity” section are accurate, actual outcomes may vary significantly from those contained or implied by the forecasts and projections, and you should not place undue reliance on these estimates, forecasts, and projections.
Definitions, methodologies, and data sources
Employment growth and unemployment rate
Historical employment data comes from the Bureau of Labor Statistics’ wage and salary employment totals for the respective metro area. JBREC creates forecasts using the Bureau of Labor Statistics’ data.
Household and population growth
Population and household data, provided by the U.S. Census Bureau and Moody’s Analytics, can be revised historically, sometimes heavily.
Total households are based on a calculation using estimates provided by the US Census Bureau. A household includes all the persons who occupy a housing unit. The occupants may be a single family, one person living alone, two or more families living together, or any other group of related or unrelated persons who share living arrangements. Household growth is a year-over-year change of household growth and is presented as an annual number and percentage of growth.
Population is based on a calculation using estimates provided by the US Census Bureau. Population growth is a year-over-year change of total population growth and is presented as an annual number and percentage of growth.
Median household income
Median household income is a 12-month rolling average of monthly data reported by Moody’s Analytics, which is smoothed by JBREC to eliminate irrelevant monthly swings in Moody’s data.
Annual permit activity
Permit counts are from the U.S. Census Bureau. Single-family permits denote permits issued for single-unit residential buildings, while multifamily permits denote permits issued for residential buildings with 2+ units. Both can be for-sale or for-rent housing and are privately constructed. Current permits are measured for the 12 months ending in the current period using the calculation described below. Condominium conversions are not included in these figures.
Current year and prior year-to-date calculations. There are approximately 19,900 permit offices called “places” throughout the country where builders go to get their permits. These places can be incorporated cities, Census Designated Places (the “CDPs”) or unincorporated areas of a county. Some of these places do not report to the Census Bureau throughout the year and report only at year end. We have factored this understatement into our permit calculations. We use the formula below to calculate permits for the last 12 months:

The Census Bureau releases two datasets for permits every month. One set contains monthly figures and the other are cumulative year-to-date figures for each of the “places” within the United States. The monthly figures are never restated, but the cumulative year-to-date figures include any revisions made in the previous months. We use the cumulative year-to-date figure for each place since it is more accurate than the sum of the monthly figures. Both datasets are typically released four weeks after the end of each month.
The Census Bureau also releases annual figures incorporating all revisions. This dataset is typically released in May of the following year. These are the figures we use for permit history when available.
New home sale closings
New home sale closings are calculated based on JBREC analysis of public records. Sales include actual closings including attached and detached units unless otherwise noted. New home sales are a lagging indicator in comparison to permits.
Median new home price
New median home prices include attached and detached units calculated by JBREC analysis of public records. Historical numbers are annual averages and represent closing prices that include upgrades; these are heavily impacted by the mix of new homes sold that year.
JBREC new home price appreciation forecast
Our new home price appreciation forecast is a “net of incentives” price forecast based on the Burns Home Value Index™ along with other factors and an evaluation of supply and demand of new homes. Historical new home prices are closing prices that include upgrades, etc.
As a side note, our forecasted price appreciation for new home projects depends heavily on local submarket conditions.
Existing homes sales volume
Resale/Existing home sales volumes are calculated by JBREC analysis of public records. Sales are actual closings and include attached and detached units unless otherwise noted.
Median resale home price
Median resale home prices are calculated by JBREC analysis of public records. Resale prices are for detached single-family residences unless otherwise noted.
Burns Home Value Index (“BHVI”)
Developed by JBREC, the BHVI provides our view of home value trends for the entire market. The index is our best estimate of accurate modeling for historical and current home value trends for single-family homes in 150 markets. It allows us to forecast price appreciation without having to worry about shifts in the mix of homes selling as well as other issues. December-to-December home value appreciation is a point-to-point calculation. The BHVI is also very timely and leads many other price indices by several months.
Burns Affordability Index (“BAI”)
The Burns Affordability Index (BAI) is a proprietary metric that measures home price affordability.
We calculate the median housing cost to income ratio by dividing the market's median monthly housing costs by 125.0% of the median income.
Housing cost assumes the purchase of a home at the market's median-priced existing home with a 10.0% down payment and a 30-year, fixed-rate mortgage. Payment includes PITI (“principal, interest, taxes, and insurance”) plus mortgage insurance.

Business
Our company
We are one of the nation’s fastest growing private homebuilders by number of closings and are engaged in the design, construction, and sale of single-family homes in some of the highest growth and most desirable markets in the Southeastern United States. We employ an efficient land-light, production focused, and conservatively leveraged business model, which we believe results in a compelling combination of strong home closing gross margins, construction cycle times, and returns. Our communities are primarily targeted to entry-level and empty-nest homebuyers. We offer our homebuyers an attractive value proposition by providing a personalized home buying experience at affordable price points. With the goal of becoming one of the most dominant homebuilders in the Southeastern and Southern United States, we intend to grow operations within our existing footprint and to expand into new markets where we can most effectively implement our business strategy and maximize our profit and returns.
Pursuant to our land-light business model, we typically purchase finished lots through lot-option contracts from third-party land developers or land bankers. Our lot acquisition strategy reduces our up-front capital requirements and generally provides for “just-in-time” lot delivery, which closely aligns with our pace of home sales and home starts. We believe our lot acquisition strategy reduces our operating and financial risk relative to other homebuilders that own a higher percentage of their land supply on balance sheet. As of December 31, 2022, 96% of our unstarted controlled lots were controlled through finished lot option contracts. Our strategy and focus on capital efficiency has delivered strong risk-adjusted returns, as evidenced by our adjusted return on equity and adjusted return on inventory of 81% and 75%, respectively, for the year ended December 31, 2022.
We are a disciplined, process driven, and schedule-oriented company. We utilize a single database ERP system called SMART Builder that is fully integrated with our homebuilding operations. Through SMART Builder, we manage all aspects of our construction process and work-flow scheduling in real-time, enhancing our operating efficiency and helping us generate higher returns for our stockholders. Additionally, we approach our homebuilding operations through a partnership-oriented and relationship-based process called Rteam. The key tenet of Rteam is to enhance the collaboration, visibility, and mutual accountability between us and our key business partners, including the developers, suppliers, and trade partners within our production model. The Rteam process is the foundation of our operational success and the key driver of our current strong construction cycle times of approximately 60 business days and high inventory turnover rate of 3.8x for the year ended December 31, 2022. The combination of our production efficiency and real-time construction management capabilities allows us to generate strong adjusted home closing gross margins, which were 30% for the year ended December 31, 2022.
We pride ourselves on offering our homebuyers a personalized, affordable luxury buying experience at attractive prices. For year ended December 31, 2022, our ASP of homes closed was $342,959, providing an attractive price point for our target homebuyers with starting base prices below FHA loan limits. We construct most of our homes on a pre-sold basis, where our homebuyers choose their homes based on a select number of value-engineered floor plans and are offered flexibility on the selection of home options. The SMART Builder system and Rteam process allows this optionality for homebuyers based on just in time modifications. As a result of our differentiated value proposition and efficient construction cycle times, we believe we typically achieve a high level of homebuyer satisfaction and experience low cancellation rates, which were 11% for the year ended December 31, 2022.
Our geographic footprint is concentrated in markets that demonstrate strong population and employment growth trends, favorable migration patterns, and desirable lifestyle and weather conditions. Our operations are currently organized into five geographical segments; our reportable segments include Atlanta, Raleigh, Charlotte, Nashville, and Alabama (which consists of both Birmingham and Huntsville). Each of our markets is experiencing strong momentum in housing demand drivers relative to historic averages, and we believe there is significant opportunity to expand our presence in each of our respective markets.
We intend to utilize proceeds from this offering to continue the expansion of our communities and the overall growth of our platform. We have demonstrated significant growth since our inception in 2008, joining the Builder Magazine Top 100 list as the 83rd largest builder based on number of closings in 2014 and have grown to be ranked as the 38th largest builder for closings in 2022. Additionally, based off of the Builder Magazine Top 100 list, we believe we are the second largest private builder founded after 2007 and sixth largest builder overall founded after 2007, each based on 2022 home closings. During the year ended December 31, 2022, we closed 2,200 homes as compared to 1,038 homes in the year ended December 31, 2017, representing a 16% CAGR over the last five years. In the same period, our revenue grew at a 26% CAGR from $240.3 million to $755.4 million.
Our history
Our founder and Chairman, Tom Bradbury, has almost 50 years of experience in the homebuilding industry. Before founding Smith Douglas Homes, Mr. Bradbury founded Colony Homes in 1975, and built it into one of the largest and most recognized homebuilders in the Southeastern United States in the 1990s and early 2000s. Our Chief Executive Officer, Greg Bennett, worked alongside Mr. Bradbury at Colony Homes as Region President, where he helped drive the growth of the company. While running Colony Homes, Tom and Greg developed and refined the disciplined operating philosophy and integrated ERP system (SMART Builder) that we license for use today. Like Smith Douglas Homes, Colony Homes catered to the entry-level homebuyer segment, and it had peak closings of over 2,200 homes in 2001 before its eventual sale to KB Home in 2003.
In 2008, in the wake of the Global Financial Crisis, Tom saw a unique opportunity to re-enter the homebuilding industry, creating Smith Douglas Homes and breaking ground on its first home in Atlanta, Georgia. In 2012, we surpassed 500 cumulative closings in Atlanta and began to establish our regional presence with an organic expansion into the Raleigh market in 2014, followed by Birmingham in 2015, and Charlotte and Nashville in 2016. In 2017, across all our existing markets, we delivered over 1,000 homes and generated approximately $240 million of home closing revenue.
In 2020, we continued to scale within our markets, completing over 900 annual home closings in Atlanta while also closing on over 200 homes in each of our other markets. In addition, in that year we continued our organic expansion by entering the Huntsville market. In 2023, we were ranked the second largest private builder by 2022 closings by the Atlanta Real Estate Forum, and in 2022 Atlanta became our first market to account for over 1,000 home closings in a calendar year. During the year ended December 31, 2022, we closed 2,200 homes across all our markets while surpassing 10,000 cumulative home closings.
As part of the next phase of our growth, we intend to expand operations within the Southern United States. In May 2023, we entered into an LOI to acquire substantially all of the assets of Devon Street Homes, a high-quality regional homebuilder based in Houston, Texas that closed 324 homes in 2022. We believe the acquisition of Devon Street Homes will create a launching point for our company within the Texas market and will allow us to pursue expansion opportunities across the Southern United States. See “Recent developments—Letter of intent to acquire regional Houston homebuilder.”

(1)	Based on Builder Magazine’s Top 100 list; achievements correspond to the year the ranking was based on.
(2)
Estimated purchase price of $80 million, primarily from cash on hand, availability under the Credit Facility and a three-year promissory note in the principal amount of $5 million payable to the seller. See “Prospectus summary—Recent developments—Letter of intent to acquire regional Houston homebuilder.”

Our competitive strengths
We strive to generate consistent growth and strong risk-adjusted returns for our stockholders through our attractive operational and financial profile supported by our combination of operating efficiencies, a land-light business model, and conservative balance sheet. Our track record of successful financial performance and growth is driven by our relentless focus on optimizing our homebuilding operations and the efficient use of our capital. We believe the following strengths create a significant competitive advantage as we execute upon our business strategy and pursue future growth.
Efficient, schedule driven manufacturing platform that drives strong construction cycle times and robust home closing gross margins
We maintain a highly efficient homebuilding production model which results in robust home closing gross margins and profitability. We achieve economies of scale across our production model by offering a consistent set of core floor plan options across all our markets, which in turn creates a streamlined process for our construction partners. For the year ended December 31, 2022, for example, over 90% of our closings were derived from fewer than 30 floor plans. Based on prior management experience, we believe this number of floor plans is much smaller than other comparably sized public company homebuilders. We seek to further improve our production efficiencies through the continuity of the trade partner construction teams we utilize across multiple job sites. This approach increases trade partner familiarity with our floor plans and building materials, which in turn increases their productivity and allows us to target a minimum of one home start a day per Rteam. As a result of our differentiated operating model, we have achieved an average construction cycle time of approximately 60 business days, which is among the lowest average construction cycle times in the public homebuilding sector, and a high adjusted return on inventory, which was 75% for the year ended December 31, 2022.
We believe our Rteam philosophy is the foundation of our operational success. As part of our operating philosophy, we maintain a high level of transparency, communication, and partnership between our employees and our business partners, including our developers, our suppliers, and our trade partners. We place significant focus on accountability and collaboration, emphasizing a mindset of shared success whereby each partner’s contribution is critical to the success of everyone else and the overall success of a project. Lastly, we focus on maintaining long-term partnerships with our suppliers, collaborating with them across multiple communities and markets whenever possible. This approach provides our suppliers with more scale and allows us to procure building materials more efficiently at favorable prices.

To facilitate our efficient homebuilding operations, we utilize an ERP system, SMART Builder, which is a real-time, schedule driven, single database that manages our entire homebuilding construction ecosystem, including sales, purchasing, scheduling, production, accounting, and servicing. To increase planning and organization efficiency, our trade partners can also access SMART Builder to have visibility into the status of various workstreams. By utilizing SMART Builder, we are able to drive a consistent and repeatable process, eliminate unnecessary site visits, and create a steadier workflow by avoiding variance orders and peak staffing from our trade partners, all contributing to lower overall costs. SMART Builder also integrates daily expense information on a unit level basis, allowing us to accurately monitor project costs in real-time and ensure our projects stay within budget. Our ability to streamline production and reduce operating costs has resulted in high adjusted home closing gross margins, which were 30% for the year ended December 31, 2022, among the highest in the public homebuilding sector.
Land-light business model that allows for both risk mitigation and enhanced returns
Core to our success is the capital efficient, land-light operating strategy we have employed since our inception. We believe this approach mitigates risk and, consistent with our efficiency focused culture, enhances our returns. We primarily acquire finished lots from reputable third-party land developers and land bankers through lot-option contracts, thereby avoiding the financial requirements and risks associated with land ownership and land development. Our primary obligation and potential economic risk for failure to perform under our lot-option contracts is typically limited to the amount of our deposit. Additionally, we aim to limit our balance sheet risk by typically keeping less than two months of finished lots on our balance sheet at any given time. By utilizing a “just-in-time” approach to lot acquisitions, we reduce our up-front capital commitments and in turn drive higher inventory turnover and returns. As of December 31, 2022, we controlled 7,848 lots through option contracts, representing 96% of our total unstarted controlled lots, compared to an average of 47% for public company homebuilders. Our inventory turnover was 3.8x in 2022, compared to average inventory turnover of 1.3x for public company homebuilders. Our adjusted return on equity and adjusted return on inventory was 81% and 75%, respectively, in 2022, compared to the averages of 28% and 24%, respectively, for public company homebuilders.
Established presence in attractive, high growth markets
We are focused on favorable, high growth housing markets primarily in the Southeastern and Southern United States. Since establishing our initial presence in Atlanta, we have steadily expanded our footprint into Raleigh, Birmingham, Charlotte, Nashville, and Huntsville over the last nine years.

GEOGRAPHIC FOOTPRINT

Raleigh
Nashville
TN
NC
Huntsville
Charlotte
GA
AL
TX
Atlanta
Houston(1)
Birmingham

(1)	Assuming the consummation of the Devon Street Homes acquisition.
Our markets exhibit attractive demographic trends, including high employment growth, strong supply and demand fundamentals, positive net migration, home price appreciation, favorable land pricing, and low costs of living, which we believe will support the long-term growth of new home sales. According to JBREC, the majority of our markets rank among the top ten in the Southeast for positive net migration over the last year. We believe the combination of these compelling trends and our strong presence within these markets will help facilitate the execution of our growth strategy.
Scalable platform well positioned to expand in existing and new markets
Since our inception in 2008, we have expanded our homebuilding operations through consistent organic growth. We utilize our management team’s deep industry knowledge, disciplined underwriting and project management capabilities, and our scalable, process-driven, schedule-oriented platform to grow in submarkets within our existing footprint as well as enter new markets. In Atlanta, we have rapidly and profitability grown our presence, celebrating our 5,000th cumulative closing in 2020. We have successfully scaled our business while maintaining strong margins by targeting markets where we can replicate our land-light strategy and Rteam production model, and also leverage our strong relationships with local developers, suppliers, and municipalities to grow communities. For the year ended December 31, 2022, we closed 2,200 homes, achieving a 16% CAGR on closed homes from 2017 to 2022. Among homebuilders that began operations after 2007, based off of the Builder Magazine Top 100 list, we believe we are the sixth largest homebuilder in the country and the second largest private builder, each based on number of 2022 home closings, which further highlights our platform’s ability to scale. Going forward, we intend to apply our management team’s strong execution capabilities to capitalize on growth opportunities within our existing markets and new markets.
Differentiated ability to offer a personalized homebuying experience to price-conscious homebuyers
Through our efficient and differentiated operating approach, we have the ability to offer our target homebuyers a personalized affordable luxury buying experience. As part of our home offerings, we provide homebuyers a wide range of value engineered exterior and interior options. Additionally, because we offer a consistent, optimized set of floor plans and home options across our markets, we can reduce costs, shorten construction cycle times, and ultimately deliver a high-quality personalized home at an attractive price point, which averaged $342,959 on homes closed in 2022. Combined, our compelling value, high level of personalization, and superior home construction times have resulted in one of the lowest cancellation rates amongst all the public company homebuilders, which were 11% in 2022, meaningfully below public company homebuilders’ average of 21%. We believe our ability to offer a personalized buying experience at an affordable price point will continue to create meaningful differentiation in the market for us.

Veteran management team with track record of success and significant public company experience
We benefit from a seasoned management team with a long history of generating consistent positive financial results and strong returns for stockholders. Our management team averages over 25 years of industry experience, with many of our executives and upper management having previously held senior roles at other public homebuilder companies, including KB Home, WCI Communities, Beazer Homes, Meritage Homes, Pulte, and NVR. Our founder, Tom Bradbury, is a long-time industry veteran who previously founded Colony Homes. Under his leadership, Colony Homes grew into one of the largest homebuilders in the Southeastern United States focused on entry-level homebuyers and was ultimately sold to KB Home in 2003. Our Chief Executive Officer, Greg Bennett, has spent most of his career working alongside Mr. Bradbury, starting in 1986 and through his last position as Region President of Colony Homes prior to its sale to KB Home. In 2004, Greg founded his own homebuilding company, Greg Bennett Homes, which he operated until he joined Smith Douglas Homes in 2015. Our Chief Financial Officer, Russell Devendorf, has previously served as Chief Financial officer at WCI Communities, where he helped spearhead the restructuring and turnaround of the company from 2008 to its successful IPO in 2013 and its eventual sale to Lennar in 2017. Our management’s experience adds a level of expertise, governance, and accountability that we believe is distinct for companies of our size. After the consummation of this offering, in the aggregate, management will continue to own   % of outstanding common stock, creating long-term alignment of interests between management and stockholders.
Conservative balance sheet and liquidity, with substantial capacity to drive growth
We maintain a conservatively leveraged and flexible balance sheet which reflects our efficiency-minded operating philosophy. As of December 31, 2022, our debt-to-book capitalization was 8%, and our net-debt-to-net book capitalization was (10)%. We maintain significant liquidity, with $29.6 million of cash and cash equivalents on hand and $102.6 million of undrawn capacity under our revolving Credit Facility (exclusive of outstanding letter of credit) as of December 31, 2022. Following this transaction, we believe our enhanced liquidity position will allow us to react nimbly to market conditions and to pursue attractive organic growth or acquisition opportunities.
Our strategy
We expect to execute on the strategies below to establish our legacy as one of the country’s leading homebuilders and to continue driving consistent growth, operating efficiency, and strong returns while delivering high-quality, personalized homes to homebuyers at affordable price points. Through the execution of our business strategy, we will strive to expand our platform and become a top homebuilder in the United States.
Capitalize on our land-light capital strategy to efficiently build new communities and drive superior risk-adjusted returns
We intend to continue our land-light lot acquisition strategy to support future growth while maintaining strong equity returns. We believe this approach, combined with our primarily pre-selling / build-to-order strategy, allows us to efficiently build new communities while also limiting our operational and financial risk during various economic cycles. Without the financial and operational risks of undeveloped land ownership, we create an even flow of lot purchases, better aligning the pace of home sales and home starts. Furthermore, to drive greater inventory turnover, we utilize financial incentive structures within our market divisions to target no more than approximately two months of finished lots and four months of started lots at any given time. We have utilized the land-light business model since our inception in 2008 and have forged strong relationships with land developers and land bankers that span multiple markets, which we believe give us an advantage when sourcing and executing lot option contracts. Supported by these enduring relationships, we believe our land-light strategy differentiates us from peers and allows us to consistently achieve attractive risk-adjusted returns.
Increase presence and market share within our existing markets
Our focused strategy of targeting entry-level and empty-nest homebuyers in our preferred markets has been at the core of our historical expansion and these homebuyer groups will continue to be our primary target demographic. We leverage our strong relationships with local developers, suppliers, municipalities, and land bankers to give us deeper access in our existing markets to increase land positions and community count. We have experienced rapid organic growth since our inception in 2008, expanding our geographic presence from our headquarters in Atlanta, a market where we are currently one of the largest homebuilders, to five additional key markets with robust growth outlooks: Raleigh, Charlotte, Birmingham, Huntsville, and Nashville. We believe there remains significant opportunity to increase market share and meaningfully grow within our existing markets, driving economies of scale and overall platform growth.
Opportunistically expand to new markets
We see attractive growth opportunities, particularly in the Southeastern and Southern United States, and intend to opportunistically expand into new geographies through organic growth and platform acquisitions. We evaluate potential market expansion opportunities using a set of robust strategic market criteria, including availability of land and unmet demand in suburban-plus areas, as well as the ability to pursue a similar lot option strategy, house plans, and construction process while leveraging our Rteam philosophy. As part of our new market expansion strategy, we target establishing critical scale of at least 200 annual starts within the first two years of entering a new market in order to maximize our Rteam efficiency. Furthermore, we will selectively evaluate external growth opportunities where we can accretively gain scale in a market and enhance our position for future growth. For example, we believe our planned acquisition of Devon Street Homes will help us enter the highly attractive Houston market, providing us immediate scale and positioning us to grow organically in neighboring Texas markets over time. Looking ahead, we will continue to pursue attractive market expansion opportunities that align with our strategy.
Continue to target our key entry-level and empty-nest homebuyer demographics
Our strategy is to target the entry-level and empty-nest demographics in the Southeastern and Southern regions of the U.S. We believe the fundamental drivers at both the national level and, more specifically, in our local markets have created an increased demand for entry-level priced homes, which we believe makes us well positioned to fulfill this demand as a result of our ASP of homes closed, which was $342,959 for the year ended December 31, 2022. According to the 2023 NAHB housing affordability analysis, 73% of households cannot afford a median-priced single-family home (which was equal to $418,000 in 2022). By targeting lower price point offerings, we are able to drive demand despite broader affordability concerns. We operate in attractive market segments, where there is consistent demand for homes as homebuyers look for alternatives to renting, especially with rising rental rates. We believe homebuyers appreciate our value proposition created by the combination of our home affordability and the level of personalization we provide. Furthermore, in the current environment, the recent rise in interest rates has created a significant affordability problem, making our price points even more attractive. At an ASP of homes closed of $342,959 for the year ended December 31, 2022, we have one of the lowest ASPs of homes closed among all the public company homebuilders. In addition, we have significant experience working across multiple mortgage types including, but not limited to, FHA, USDA, and conventional mortgages, which allows us to offer financing support tailored to the needs of our homebuyers.
Focus on delivering a personalized build-to-order experience at attractive price points
We believe a key differentiator of our business is how we redefine affordable luxury for the homebuilding sector. Our home offerings address the strong market demand for an affordable luxury experience that provides homebuyer personalization, through an a-la-carte approach to various home design options, without sacrificing affordability. Our unique affordable luxury business model is designed to balance an optimized and value-driven homebuyer experience with operational efficiency. We have invested significant resources in perfecting approximately 30 value-engineered floor plans that our homebuyers have used in over 90% of total homes closed across all our markets in 2022. The streamlined floor plans and strong scheduling adherence allow us to offer high-quality homes at affordable prices with short turnaround times. Going forward, we will continue to provide a select variety of home layout options and amenities for our homebuyers in a streamlined and cost-effective manner. Lastly, we also consider our homebuyers’ living experience after buying a home in one of our communities, so we have structured our lot and land acquisition strategy to maximize streetscapes and create an efficient community layout. We believe this compelling value proposition provides meaningful differentiation in the market, increasing the demand for our homes relative to our competitors, who do not offer the same level of personalization and value at comparable price points. With our approach to offering affordable luxury in the homebuilding space, we intend to continue to expand our brand to reach more homebuyers with our unique value proposition.

Continue to utilize strong cash flow generation to grow platform and drive high return on equity
We operate a highly efficient business model that has consistently generated strong margins and significant cash flow. Our margin and cash flow profile has historically enabled us to simultaneously expand our business, maintain a conservative, durable balance sheet and return capital to stockholders, which has in turn resulted in strong equity returns. We intend to continue utilizing a nimble and balanced capital allocation strategy that prioritizes the growth of our platform, increased profitability and the strength of our balance sheet while targeting a consistent, high return on equity for our stockholders. This allows us to maintain long-term balance sheet durability to withstand multiple cycles and to execute operational and acquisition strategies when access to capital is scarce.
We believe this offering will diversify our access to capital and enhance our already strong liquidity position, further supporting our robust future growth plans and providing us with the flexibility to opportunistically deploy capital. We plan to continue to be prudent with our use of leverage, which we believe is key to the long-term growth and financial stability of our business.
Our products and customers
Our homes and homebuyers
We design, sell, and build a range of single-family homes in each of our markets, with a core focus on the entry-level and empty-nest homebuyer segments. Our business is driven by our commitment to building high quality homes at affordable prices in attractive locations while delivering an exceptional level of customer service through providing the flexibility to choose from a wide selection of floor plans, finishes, and upgrades to best fit their tastes and needs. We strive to be the most cost-effective provider of homes in each of our submarkets with price points below FHA limits. Although we are more cost-effective than most of our competitors, we believe we offer our homebuyers an affordable luxury homebuying experience that is unique compared to our peers and the resale homes with which we compete.
We offer a variety of floor plans ranging from 1,100 square feet to over 3,000 square feet. Our plan library includes popular open-concept homes with single-level living, modern villas, and townhomes, and functional two and three-story homes, with extra space for conveniences like laundry, flex offices, and lofts upstairs. Although we have a wide array of plans in our library, over 90% of our home closings were from less than 30 house plans in 2022. Most of our homes are available at a variety of elevations, allowing us to create different and appealing streetscapes across our communities with a streamlined lineup of floor plans.

Although we build and sell move-in ready homes, approximately 80% of our net new home sales in 2022 were built-to-order. Our streamlined and efficient building process, gives our homebuyers the ability to personalize and change home features, including kitchen cabinets, flooring, and other design options, late into the construction phase of their home. We believe our build-to-order focus with quick construction cycle times at attractive value gives us a competitive advantage versus our peer group.
Our active communities
As of December 31, 2022, we had 53 active communities, which was slightly above the 52 active communities count we had at the end of 2021. Average monthly sales per community for the year ended December 31, 2022 were 3.1, a slight decrease from 3.2 average monthly sales per community during the year ended December 31, 2021.
Land acquisition strategy
Locating and acquiring quality land positions is critical to our overall success and profitability. We generally aim to maintain a four-year finished lot supply in all our markets, although we may adjust our targets based on macroeconomic and market-specific trends. We utilize a comprehensive underwriting process that includes reviewing the key economic drivers in a particular market, including population, demographic, and employment trends, in order to determine appropriate positioning in the market and the probability of success. We typically get a “first look” at many quality land opportunities in our existing and target markets due to our reputation and local relationships with land sellers and brokers.
Our land selection process starts with our local division leadership. Each division has a team of qualified and experienced land managers and support personnel to identify potential new community opportunities within their markets. Our divisions work with senior management throughout the underwriting process and are given the authority to put deals under contract with refundable deposits. Prior to the expiration of our negotiated inspection period, the division leadership presents each land acquisition opportunity to the Corporate Investment Committee (the “CIC”). The CIC consists of our Chief Executive Officer, Chief Financial Officer, General Counsel, Executive Vice President of Sales & Marketing, Corporate Vice President of Operations, and other members of senior management. All land opportunities are presented to it by our divisions and reviewed by the CIC. Typically, multiple members of our senior management team have physically toured every new deal location before the deal is presented and reviewed by the CIC. The Chief Executive Officer and Chief Financial Officer, with input from the other CIC members, approve all new deals.
We operate a land-light and capital efficient lot acquisition strategy and generally seek to avoid engaging in land development, which requires significant capital expenditures and can take several years to realize returns on investment. Our strategy is intended to avoid the financial commitments and risks associated with direct land ownership and land development by allowing us to control a significant number of lots for a relatively low capital cost. We primarily employ two variations of our land-light land financing strategy—finished lot option contracts and land bank option contracts—pursuant to which we secure the right to purchase finished lots at market prices from various land sellers and land bank partners, including through our unconsolidated entities, by paying deposits based on the aggregate purchase price of the finished lots (typically ranging between 5.0-20.0%) and, in the case of land bank option contracts, interest on the price of the outstanding lots to the land bank partner.
Pursuant to our finished lot option contracts, the lots are offered to us for purchase on a staggered takedown schedule, which is designed to mirror our expected home sales. As of December 31, 2022, our lot deposits relating to finished lot option contracts, including option contracts with unconsolidated entities, totaled $33.3 million, which controlled 7,848 lots.
When a land seller desires to sell finished lots in bulk or does not wish to develop finished lots, we often enter into land bank option contracts with land bank partners who fund the land development costs and sell the finished lots to us, at our option, over a period of time with staggered takedown schedules. These option contracts allow us, at our option, to forfeit our right to purchase the option lots for any reason. Our sole legal obligation and economic loss as a result of such forfeitures is limited to the amount of the deposits paid pursuant to such option contracts and any related fees paid to the land bank partner. As of December 31, 2022, our land bank deposits amounted to $18.1 million, which controlled 2,097 lots.
We also have non-controlling equity interests in various investments in unconsolidated entities to acquire rights under options to purchase land to be used in home building operations at future dates. We do not consolidate the investments as we do not have a majority ownership interest. We also do not have a right to receive a majority of the investment’s expected residual returns or an obligation to absorb a majority of the investment’s expected losses, and we determined we do not exert control over these entities. As of December 31, 2022, the total purchase price applicable to land under options was $423.3 million, inclusive of estimated contractual price escalators, which controlled 7,848 lots.
As part of our land acquisition strategy and in order to maintain a healthy pipeline of lots, we also enter into agreements with lot sellers, which allow us to evaluate the land and potential transaction without entering into a binding agreement to control the lots or requiring us to pay a non-refundable deposit. As of December 31, 2022, we have signed agreements covering 717 additional lots included in our total controlled lots which we are still in the due diligence and investigation period and for which our earnest money deposits are still refundable.
Total controlled lots and real estate inventory status
The following table presents our total controlled lots, which includes both our owned and optioned lots, by market as of December 31, 2022 and 2021:
	Historical Smith Douglas Holdings LLC
As of December 31,	2022			2021
Market	Owned(2)	Optioned	Total Controlled	Owned(2)	Optioned	Total Controlled
Atlanta	430	3,201	3,631	388	4,171	4,559
Alabama(1)	152	2,005	2,157	224	2,264	2,488
Charlotte	55	931	986	92	1,311	1,403
Nashville	168	705	873	192	1,088	1,280
Raleigh	160	1,006	1,166	134	1,006	1,140
Total	965	7,848	8,813	1,030	9,840	10,870
(1)	Includes lots controlled in Birmingham and Huntsville.
(2)	Includes homes under construction
The following table presents our owned real estate inventory status as of December 31, 2022 and 2021:
	Historical Smith Douglas Holdings LLC
Year ended December 31,	2022	2021
Backlog homes finished or under construction	47%	64%
Unsold homes under construction	9%	1%
Unsold completed homes	4%	0%
Model homes	5%	4%
Owned unstarted finished lots	35%	31%
Total	100%	100%
Homebuilding, marketing, and sales process
Construction
We are focused on providing value, quality, and satisfaction to our homebuyers and are committed to providing them affordable homes of enduring value. Our homebuyer-centric homebuilding process begins with a variety of floor plans. Our architectural design team improves these plans over time based on homebuyer buying trends in our markets while offering a wide range of materials and upgrades to meet the varying needs of entry-level and empty-nest homebuyers. We believe every home is important, regardless of price, and that every homebuyer deserves the chance to personalize in order to build a home that suits their needs. Accordingly, we offer an array of personalization options to our homebuyers in the majority of our product offerings, including cabinetry, countertops, fixtures, home automation and other technologies, energy efficiency, appliances, and flooring, as well as certain structural modifications. We empower our homebuyers with the flexibility to visualize, experience, and select these personalization options for their future homes, both at our community sales centers in collaboration with our sales and design consultants, and also virtually using our Interactive Home Designer tools. This process affords our homebuyers the opportunity to work with our sales and design consultants or to use interactive tools to make their new house feel like home.

We provide direct oversight in the construction of our homes. Our employees provide the purchasing, construction management, and quality assurance support on the homes we build while independent, third-party trade partners provide the material and labor services. Our construction managers oversee construction, manage trade partner adherence to the SMART Builder generated construction schedule, review the work for budget adherence, and monitor compliance with zoning and building codes. At all stages of construction, are focused on meeting our production schedules and quality standards. We typically do not maintain significant inventories of construction materials, except for work in progress materials for our homes under construction.
Our trade partner agreements require our trade partners to complete specified work in accordance with price and time schedules and in compliance with applicable building codes and laws. All our trade partners are required to carry appropriate types and levels of insurance, as well as any required licenses. The price schedules provided by our trade partners may be subject to change based on the fluctuations in labor and material costs or for other reasons. Our homes are typically completed within 60 business days from the start of construction but completion may vary based on several factors including the availability of labor, materials, and supplies, and weather conditions.
We hire experienced trade partners to supply labor and procure some or all the building materials required for homebuilding. As is typical in the homebuilding industry, we generally do not have long-term contractual commitments with our trade partners or suppliers. However, we maintain long-standing, mutually beneficial relationships with many of them, and we leverage our size and extensive relationships to maximize efficiencies, achieve cost savings, and ensure consistent practices. We compete with other homebuilders for qualified construction managers, trade partners, and raw materials.
SMART Builder and Rteam
We incorporate technology into our construction process through SMART Builder, a customized enterprise resource planning (“ERP”) system that is a schedule driven, real time, single data base, customized construction and homebuyer relationship management software and the backbone of our process. Through SMART Builder, we manage our construction process and work-flow scheduling in real-time with our trade partners. This gives those involved in the construction process access to information such as home starts and closings, potential delays, and other issues, as they happen, which maximizes efficiency in the construction process and reduces time and materials waste.
SMART Builder utilizes a paperless purchase order system throughout the construction process to conduct business with our trade partners and provides them cloud-based access to check their job schedules and purchase orders on a real-time basis. Typically, our trade partners are paid every week to ensure regularity and commitment to our shared objectives and all of our trade partners and suppliers are paid via direct deposit, further automating and streamlining the process.
SMART Builder is the pillar of our Rteam operational model, which views each portion of the home building, selling, and servicing process as integral to every other portion. Our Rteam model enhances collaboration, visibility, and mutual accountability between us and the stakeholders with whom we do business, including our developers, municipalities, trade partners, and homebuyers. To the extent possible, we structure each Rteam of trade partners within close geographic proximity, creating a more cohesive and efficient working relationship. Within each Rteam, every trade partner is responsible for ensuring the job is complete before handing it off to the next trade partner and not starting a job until the specifications, as designated by the team, are correct. This relationship-based approach to doing business has the goal of creating better quality homes, a more consistent and predictable homebuilding cycle, and increased profitability. We define Rteam with these key themes and train our trade partners on this philosophy:
•	Real Time
•	Readiness & responsibility
•	Respect
•	Repeatable & responsible growth
•	Reliable workmanship
•	Recession resistant

•	Recognition
Each Rteam is structured to produce one home start per day. After accounting for holidays, weather, and other unexpected events, the goal of each Rteam is to start and deliver 208 homes per year, or a minimum of four per week, on an even-flow basis. Our aim is for each of our divisions to operate multiple Rteams as we drive scale through our markets.
Marketing
We generally target and market our homes and communities to entry-level and empty-nest homebuyers, which we believe are the most underserved homebuyers groups in each of our markets. Our sales, marketing, and architectural design teams work with our forward planning and land teams in each division to secure lots that permit the building of floor plans we believe will appeal to our target homebuyers.
Our sales and marketing program employs a multi-faceted approach to source and attract potential homebuyers. While we occasionally utilize traditional printed media, digital marketing is the primary component of our marketing strategy, and we have refined our digital sales efforts in recent years through the work of our dedicated digital sales coordinators as well as our automated homebuyer assistance tools. We believe our online marketing efforts have become a key strength of our business, allowing us to reach a broad range of potential homebuyers at relatively low cost compared to traditional advertising platforms. In particular, we are focused on capturing potential homebuyers when we are contemplating opening a new community. This is enabled by our multi-faceted digital marketing efforts, which include strategic e-marketing to our current database of potential homebuyers, real estate search site campaigns, internet advertising enhanced by search engine marketing and search engine optimization, and campaigns and promotions across an array of social media platforms. We target both in-state and out-of-state potential homebuyers. Our proficiency with digital marketing and our commitment to meeting the needs of our homebuyers leads to increased use of our virtual home tours and our automated homebuyer assistance tools, which have become increasingly popular and effective marketing and sales strategies. Offsite and onsite signage are also used in our communities to advertise our availability and accessibility every day of the week. We also develop communications and promotions targeted specifically to the third-party real estate broker network in each of our markets as they are an integral part of our marketing process and impact sales activities in many of our communities. In 2022, 74% of our home closings had a third-party broker.
Our sales efforts are supported by our sales centers which are typically housed within our professionally decorated model homes demonstrating the features of the homes in each of our communities. In general, our model homes are distinguished by well-landscaped entryways, digital sales kiosk with touchscreen displays, and design option selection areas for the homebuyer to create their personalized home. The sales centers are staffed with in-house commissioned sales personnel who have in-depth knowledge of our products, communities, and the markets in which they work. Sales representatives assist potential homebuyers by providing them with basic floor plans, price information, development and construction timetables, tours of model homes, and the selection of home personalization options. Sales representatives are trained by us and generally have had prior experience selling new homes in the local market. We have implemented standard model home design features that offer consistency to homebuyers across all our communities.
Backlog, sales, and closings
Home construction generally does not start without a binding sales agreement; however, we employ a limited speculative homebuilding program where we construct a home without an associated contract. We continually monitor our unsold homes under construction based on market demand and will typically limit our communities to no more than five unsold homes under construction. As of December 31, 2022, we had 124 unsold homes under construction, only 34 of which were completed.
A new sale is reported when the homebuyer has received preliminary mortgage approval through one of our preferred lender relationships and the sales contract has been signed by the homebuyer, approved by us, and secured by a typically non-refundable deposit. Furthermore, homebuyers are generally required to pay additional deposit when they select options or upgrade features for their home. As of December 31, 2022, homebuyer deposits averaged approximately 4% of the average sales price of our backlog homes.
The following tables present information concerning our new home sales, starts, and closings in each of our markets for the years ended December 31, 2022 and 2021:

	Historical Smith Douglas Holdings LLC
Year Ended December 31,	2022			2021			Year Over Year Change
Market	Sales	Starts	Closings	Sales	Starts	Closings	Sales	Starts	Closings
Atlanta	997	1,051	1,016	779	748	843	218	303	173
Alabama	217	267	338	352	332	240	(135)	(65)	98
Charlotte	165	185	223	227	258	263	(62)	(73)	(40)
Nashville	250	297	307	261	245	231	(11)	52	76
Raleigh	299	312	316	301	296	271	(2)	16	45
Totals	1,928	2,112	2,200	1,920	1,879	1,848	8	233	352
Our backlog consists of homes under signed purchase contracts with homebuyers who have met the preliminary criteria to obtain mortgage financing and made their deposit but have not yet closed. Backlog (period end) represents the number of homes in backlog from the previous period plus the number of new home sales generated during the current period minus the number of homes closed during the current period. Our backlog at any given time will be affected by cancellations and the number of our active communities. Homes in backlog are generally closed within one to six months, although we may experience cancellations of purchase contracts at any time prior to such home closings. It is important to note that new home sales, backlog, and cancellation metrics are operational, rather than accounting, data and should be used only as a general gauge to evaluate performance. Backlog may be impacted by homebuyer cancellations for various reasons beyond our control.
We recognize our homebuilding revenue at the time of the closing of a sale, at which time the title to and possession of the property are transferred to the homebuyer. If a homebuyer cancels its contract, we typically keep the deposit and record it as income at the time of cancellation. We believe the combination of our sales process, affordable and personalized product offering, and our industry leading construction cycle times have led to lower cancellation rates on average compared to our industry peers. For the years ended December 31, 2022 and 2021, our cancellation rate was approximately 11% and 7%, respectively.
The following tables present information concerning our net new home sales, cancellation rate, and ending backlog for the periods (and at the end of the period) set forth below (dollar amounts in thousands):
	Historical Smith Douglas Holdings LLC
As of December 31,	2022	2021
Net new home sales	1,928	1,920
Contract value of net new home sales	$667,530	$597,761
ASP of net new home sales	$346	$311
Cancellation rate	10.9%	6.7%
	Historical Smith Douglas Holdings LLC
As of December 31,	2022	2021
Backlog homes (period end)	771	1,043
Contract value of backlog homes (period end)	$258,718	$345,521
ASP of backlog homes (period end)	$336	$331
Sourcing and supply chain
We use various materials and components in our construction process and are dependent upon building material suppliers for continuous product availability. It typically takes us less than 60 business days to construct a single-family home. Our materials are subject to price fluctuations until construction on a home begins, at which point prices for that home are locked in via purchase orders. Such price fluctuations may be caused by several factors, including seasonal variation in availability of materials, labor and supply chain disruptions, international trade disputes and resulting tariffs, and increased demand for materials in the markets where we operate. See

“Management’s discussion and analysis of financial condition and results of operations—Factors affecting our results of operations” and “Risk factors—A shortage or increase in the costs of building materials could delay or increase the cost of home construction, which could have an adverse material impact on our business.” in this prospectus for additional information.
The principal raw materials used in the construction of our homes are lumber and concrete. In addition, we use various other materials, including drywall, plumbing, and electrical components. Typically, all raw materials and most components used in our business are readily available in the United States. Our objective in procurement is to maximize efficiencies at local, regional, and national levels and to consistently utilize established contractual arrangements. We employ a comprehensive procurement program that leverages our size and regional presence to achieve attractive cost savings and, whenever possible, to utilize standard products available from multiple suppliers. We currently determine national specifications for many of our installed products and with our distributors. This helps us streamline our offerings, maintain service levels and delivery commitments, and protect our pricing. It also gives us the benefit of complimentary model home products and a pre-negotiated rebate amount. We currently have distribution agreements in place for lumber, appliances, heating, ventilation and air conditioning systems, insulation, stucco, and other supplies.
Our title insurance business
Our unconsolidated entity, Ridgeland Title LLC, is a licensed title insurance agency that provides closing, escrow, and title insurance services. We own a 49% interest in Ridgeland Title LLC, and our partner, McMichael & Gray, PC, owns the remaining 51% interest.
Ridgeland Title LLC operates several closing offices located around metro Atlanta. Ridgeland Title LLC’s staff includes experienced attorneys, state licensed title agents, escrow officers, and support personnel. Closing, escrow, and title insurance is primarily regulated at a state level, requiring that operations be conducted by skilled attorneys and/or licensed title insurance agents. Expansion of title operations into other markets is ongoing and consideration of new markets is driven by unit volume, ASP for homes sold in the market, and regulatory compliance environment.
Ridgeland Title LLC collects fees and risk premiums for closing services, based incrementally on unit price, which are shared by the agent and the underwriter on a pro rata basis for each transaction completed. During the year ended December 31, 2022, Ridgeland Title LLC generated a total of $2.5 million in gross revenue through all channels of products and services. For the year ended December 31, 2022, our share of Ridgeland Title LLC’s income recognized was $1.1 million and our distributions received were $1.0 million.
Our interest in Ridgeland Title LLC is accounted for under the equity method of accounting and is not consolidated in our consolidated financial statements, as we do not control, and are not deemed the primary beneficiary of, Ridgeland Title LLC. See “Note 10” to our consolidated financial statements included elsewhere in this prospectus for a description of our investments in unconsolidated entities and the related accounting treatment.
Our people
We are extremely proud of our employees and their commitment to collaborating as a team to uphold our values. Our purpose is to enhance people’s quality of life, whether that be our associates, homebuyers, or trade partners. As of December 31, 2022, we employed 321 full-time employees and nine part-time employees in the United States. None of our employees are represented by a labor union or are party to a collective bargaining agreement, and we have had no labor-related work stoppages. We believe we have good relationships with our employees.
In order to be successful, we encourage each of our employees to embrace our “Our House” philosophy, which holds integrity, people, excellence, teamwork, and continuous improvement as the key values that drive our business. To uphold our values, we are intensely focused on maintaining our culture, recruiting, retaining, and incentivizing our employees, and employee development and engagement.
Our culture
We take pride in our collaborative, win-win culture. From our sales team to our construction managers, trade partners, and support staff, our team works together to deliver each home. This collaboration allows us to provide a superior experience for our homebuyers, because they are part of our team as well. Our culture has been recognized by several industry publications, including Great Place to Work Certifications in 2022 and 2023 and recognition on the Fortune Best Workplaces in Construction list in 2022. As we continue to grow, we are proactive in ensuring that our foundational purpose, embodied in our “Our House” culture of collaboration, discipline and efficiency is preserved, giving us the ability to continue to recruit, develop, and retain associates and trade partners.
Customer relations, quality control, and warranty program
We pay close attention to the product design process and carefully consider quality and choice of materials to minimize building deficiencies and reduce warranty expenses. We require all our vendors and trade partners to adhere to our work quality standards. Adherence to these standards is monitored in the ordinary course of business by our construction managers, and we do regular inspections and evaluations of our trade partners to ensure these standards are being met. In addition, local governing authorities in all our markets require the homes we build pass a variety of inspections at various stages of construction, including a final inspection in which a certificate of occupancy is issued. We also, in certain situations, use professionally licensed engineers to do various inspections on our homes.
We maintain professional staff whose roles include providing a positive experience for each homebuyer throughout the sale, building, closing, and post-closing warranty periods. Our quality and service initiatives include multiple homebuyer walkthroughs throughout construction and prior to closing, and homebuyer surveys post-closing. We maintain an open line of communication between each homebuyer and our sales and construction teams throughout the homebuying process.
Each of our homes comes with a limited warranty against certain building defects for one year after closing and a limited warranty against structural claims for ten years after closing. We believe our warranty program meets or exceeds those customarily offered in the homebuilding industry. The trade partners who perform most of the actual construction of the home also provide us with customary warranties on workmanship. Through our online portal, which is integrated with SMART Builder, our homebuyers can easily submit warranty requests post-closing. It is our goal to resolve any homebuyer warrantable claims within 14 days of receipt.
Competition
The homebuilding industry is characterized by moderately low barriers to entry. Among other things, homebuilders compete for homebuyers, desirable lots, financing, raw materials, and skilled labor. Increased competition may prevent us from acquiring attractive lots or make such acquisitions more expensive, hinder our market expansion, or lead to pricing pressures on our homes that may adversely impact our margins and revenues. Our competitors may independently develop land and construct housing units that are superior or substantially similar to our products and, because they are or may be significantly larger or have greater resources or lower cost of capital than we do, may be able to compete more effectively in one or more of the markets in which we operate or may operate in the future. We also compete with other homebuilders that have longstanding relationships with trade partners and suppliers in the markets in which we operate or may operate in the future, and we compete for sales with individual resales of existing homes and with available rental housing.
The housing industry is cyclical and is affected by consumer confidence levels, prevailing economic conditions, and interest rates. Other factors that affect the industry and the demand for new homes include: the availability and cost of land, labor, and materials; changes in consumer preferences; demographic trends; and the availability and interest rates of mortgage finance programs. See “Risk factors” for additional information regarding these risks.
We are dependent upon building material suppliers for a continuous flow of materials. Whenever possible, we attempt to utilize standard products available from multiple sources. In the past, such materials have been generally available to us in adequate supply.
See “Management’s discussion and analysis of financial condition and results of operations—Factors affecting our results of operations” in this prospectus for additional information.
Seasonality
The homebuilding industry generally exhibits seasonality. We have historically experienced, and in the future expect to continue to experience, variability in our results on a quarterly basis. See “Management’s discussion and analysis of financial condition and results of operations—Factors affecting our results of operations—Seasonality” in this prospectus for additional information.

Intellectual property and other proprietary rights
To establish and protect our proprietary rights, we rely on a combination of trademark, copyright, and trade secret, laws, know-how and continuing innovation, and contractual restrictions such as confidentiality agreements and licenses. We strive to protect the proprietary information we believe is important to our business.
We have registered or applied to register certain of our trademarks in the United States. We pursue the registration of domain names for websites that we use and consider material to our business.
While much of the intellectual property we use is owned by us, we also use various third-party licensed software in connection with our business. Although we believe these licenses are sufficient for the operation of our business, these licenses typically limit our use of the third parties’ intellectual property to specific uses and for specific time periods.
Facilities
We are headquartered in Woodstock, Georgia where we lease approximately 13,750 square feet of office space under a lease agreement that expires on August 31, 2028. We use this location for our Atlanta Division and corporate employee offices. We also lease local offices in the markets in which we conduct homebuilding operations.
We believe these facilities are sufficient to meet our current and anticipated future needs and that suitable additional space will be available as needed to accommodate expansion of our operations.
Legal proceedings
From time to time, we are subject to mediation, arbitration, litigation, or claims arising in the ordinary course of business. The results of any current or future claims or proceedings cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and litigation costs, diversion of management resources, reputational harm, and other factors.
Government regulation and environmental, health, and safety matters
We are subject to numerous local, state, federal, and other statutes, ordinances, rules, and regulations concerning zoning, development, building design, construction, and similar matters, which impose restrictive zoning and density requirements to limit the number of homes that can be built within the boundaries of a particular area. Projects that are not entitled may be subject to periodic delays, changes in use, less intensive development, or elimination of development in certain specific areas due to government regulations. We may also be subject to periodic delays or may be precluded entirely from developing in certain communities due to building moratoriums or “slow-growth” or “no-growth” initiatives that could be implemented in the future. Local and state governments also have broad discretion regarding the imposition of development fees for projects in their jurisdiction. Projects for which we have received land use and development entitlements or approvals may still require a variety of other governmental approvals and permits during the development process and can also be impacted adversely by unforeseen health, safety, and welfare issues, which can further delay these projects or prevent their development.
We are also subject to a variety of local, state, federal, and other statutes, ordinances, rules, and regulations concerning the environment, health, and safety, including those governing storm water and surface water management, discharge and releases of pollutants and hazardous materials into the environment, including air, groundwater, subsurface and soil, remediation activities, handling of hazardous materials, protection of wetlands, endangered plant and animal species and sensitive habitats, climate change, and human health and safety. In addition, pursuant to such statutes, ordinances, rules, and regulations, we may be required to obtain permits and other approvals from applicable authorities to commence and conduct our development and homebuilding activities. The environmental requirements that apply to any given homebuilding site vary according to the site’s location, its present and former uses, and its environmental conditions, including the presence or absence of contamination, wetlands, endangered plant or animal species or sensitive habitats at the site or any nearby or adjoining properties. Environmental requirements and conditions may result in delays, may cause us to incur substantial compliance and other costs, and can prohibit or severely restrict homebuilding activity in environmentally sensitive regions or areas. From time to time, EPA or OSHA and similar federal, state, or local agencies may review land developers’ and homebuilders’ compliance with environmental, health, and safety requirements and may levy fines and penalties, among other sanctions, for failure to comply with such requirements, or impose additional requirements for future compliance because of past failures. Any such actions taken with respect to us may increase our costs and result in project delays. Further, we expect that increasingly stringent requirements will be imposed on homebuilders in the future. In particular, new legislation has been enacted, or may be enacted in the future, relating to such matters as climate change, energy efficiency standards, requirements for building materials and bans on the use of natural gas appliances and/or natural gas hookups. Environmental requirements, including those relating to climate change, can also have an adverse impact on the availability and price of certain raw materials, such as lumber, and may increase our energy costs.
Under various environmental requirements, current or former owners of real estate, as well as certain other categories of parties, may be required to investigate and clean up spills or releases of hazardous substances or petroleum products and may be held strictly and/or jointly and severally liable to a governmental entity or to third parties for related damages, including for property damage, bodily injury, the cost of investigation and cleanup in connection with the contamination, and damages to natural resources. We could also be held liable if the past or present use of building materials or fixtures that contain hazardous materials results in site contamination or other damages, such as property damage or bodily injury. A mitigation plan may be implemented during the construction of a home if a cleanup does not remove all contaminants of concern or address a naturally occurring condition, such as methane or radon. Some homebuyers may not want to purchase a home that is, or that may have been, subject to a mitigation plan. In addition, in those cases where wetlands, endangered plant or animal species or sensitive habitats are present, environmental requirements can result in the delay or elimination of development in identified environmentally sensitive areas.

Management
The following table provides information regarding our executive officers and members of our board of directors as of the date of this prospectus:
Name	Age	Position(s)
Thomas L. Bradbury	79	Founder, Chairman, and Director
Gregory S. Bennett	57	Chief Executive Officer, President, and Director
Russell Devendorf	50	Executive Vice President and Chief Financial Officer
Brett A. Steele	53	General Counsel and Secretary
Julie Bradbury	48	Director
Jeffrey T. Jackson	57	Director
Neil B. Wedewer	70	Director
Executive officers and directors
Thomas L. Bradbury is the founder of Smith Douglas and has served as the chairman of our board of directors since 2016. He previously served as our Chief Executive Officer from inception until 2019. Mr. Bradbury is also the founder and Chief Executive Officer of Sodmasters Turf Farm. Mr. Bradbury served as a consultant with KB Home until 2005. Prior to this, Mr. Bradbury founded Colony Homes of Atlanta in 1975 and served as its Chief Executive Officer until 2003 when it was sold to KB Home. During his time at Colony Homes, Mr. Bradbury also chaired their board of directors. Mr. Bradbury holds a bachelor’s degree in business administration from the University of Georgia. We believe Mr. Bradbury is qualified to serve on Smith Douglas Homes Corp.’s board of directors due to his business expertise, extensive industry experience, and daily insight into our business as our founder and Chairman.
Gregory S. Bennett has served as the President and Chief Executive Officer of Smith Douglas since 2019. Prior to that, Mr. Bennett served as our Chief Operating Officer since 2015. Before joining Smith Douglas, Mr. Bennett operated his own homebuilding company, Greg Bennett Homes, which he founded in 2004. Before founding Greg Bennett Homes, Mr. Bennett served as Executive Vice President for the Atlanta market of KB Home between 2003 and 2004 after the acquisition of Colony Homes, where he previously served as Region President between 1999 and 2003. Mr. Bennett holds a Construction Management degree from Georgia Northwestern Technical College. We believe Mr. Bennett is qualified to serve on Smith Douglas Homes Corp.’s board of directors due to his business expertise, extensive industry experience, and daily insight into our business as our Chief Executive Officer.
Russell Devendorf has served as the Executive Vice President and Chief Financial Officer of Smith Douglas since 2017. Prior to joining Smith Douglas, Mr. Devendorf was the Senior Vice President and Chief Financial Officer for WCI Communities, a publicly traded homebuilder, from 2008 through 2017. Prior to 2008, he served in several senior level finance positions with Meritage Homes Corporation and TOUSA, Inc., both national, publicly traded homebuilding companies. He began his career as an auditor at Ernst & Young LLP in its real estate practice and holds a Master and a Bachelor of Science in Accounting from Florida State University. Mr. Devendorf is a Certified Public Accountant and a Certified Treasury Professional.
Brett A. Steele has served as our Secretary and General Counsel since July 2018. Prior to his time at Smith Douglas, Mr. Steele was the Vice President and Chief Legal Officer for Habitat for Humanity in Atlanta, Inc. from January 2015 to July 2018 and the Associate General Counsel and Chief Compliance Officer for Beazer Homes USA, Inc. from 2007 to 2015. At the outset of his career, Mr. Steele was an associate at King & Spalding in their Construction and Procurement Group from August 1999 to July 2004. He has a Bachelor of Arts degree from Huntingdon College and a Juris Doctor degree from Mercer University.
Julie Bradbury has served as a member on our board of directors since 2016. She previously served as a member of the board of directors of Colony Homes from 2001 to 2003 and is also currently serving as a member of the board of directors of several non-profit organizations. Ms. Bradbury currently serves as a director of the Bradbury Family Office, where she oversees estate planning strategies, investment objectives, philanthropic planning, corporate accounting, and tax/strategic planning. Ms. Bradbury began her career in public accounting at PricewaterhouseCoopers and Ernst & Young where she specialized in international corporate tax transactions. Following these roles, she served in finance and controller positions for two early-stage high growth companies, helping to scale them into market leaders. She holds a Bachelor of Science in Business Administration and Accounting from Washington and Lee University. We believe Ms. Bradbury is qualified to serve on Smith Douglas Homes Corp.’s board of directors due to her knowledge of accounting and finance and extensive business experience.
Jeffrey T. Jackson has served as a member on our board of directors since 2016. He also serves as President and Chief Executive Officer of PGT Innovations (NYSE: PGTI), a building materials manufacturer and supplier. Mr. Jackson has been in his current role at PGT Innovations since 2018 and has held various roles at the company since 2005, including Chief Financial Officer and Chief Operation Officer. Prior to PGT Innovations, Mr. Jackson held various executive management roles with companies such as The Hershey Company, Coca-Cola, and KPMG. Mr. Jackson also currently serves as the Chair on the board of directors of the Sarasota Manatee Airport Authority, a role he has held since his appointment by Governor Ron DeSantis in 2020. Mr. Jackson has a Bachelor of Business Administration from the University of West Georgia and is a Certified Public Accountant in Georgia. We believe Mr. Jackson is qualified to serve on Smith Douglas Homes Corp.’s board of directors due to his extensive business expertise, knowledge of strategy, finance, and management, and experience in the industry.
Neil B. Wedewer has served as a member on our board of directors since December 2022. Mr. Wedewer previously served as Atlanta Area President of Charter Bank (now South State Bank) from August 2008 to October 2016. Prior to that, he was the Chief Credit Officer at First Covenant Bank from September 2007 to July 2008 and the Executive Vice President of Suntrust Banks (now Truist) from July 1983 to July 2007. Mr. Wedewer has a Bachelor of Arts from The Citadel. We believe Mr. Wedewer is qualified to serve on Smith Douglas Homes Corp.’s board of directors due to his operational background and his knowledge of strategy, finance, and management.
Family relationships
Mr. Bradbury, our founder and Chairman of our board of directors, is the father-in-law of Ms. Bradbury, one of our directors. Other than discussed above, there are no family relationships between or among any of our directors, executive officers, or persons nominated or chosen to become a director or executive officer.
Composition of our board of directors
Our business and affairs are managed under the direction of our board of directors, which will consist of      members upon consummation of the Transactions. Our amended and restated certificate of incorporation will provide that, subject to the rights of the holders of preferred stock, the number of directors on our board of directors shall be fixed exclusively by resolution adopted by our board of directors. Our amended and restated certificate of incorporation will provide that each director’s term will continue until the annual meeting of stockholders next held after his or her election and the election and qualification of his or her successor, or his or her earlier death, disqualification, resignation, or removal.
When considering whether directors have the experience, qualifications, attributes, or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.
Director independence
Prior to the consummation of the Transactions, our board of directors undertook a review of the independence of our directors and considered whether any director has a relationship with us that could compromise that director’s ability to exercise independent judgment in carrying out that director’s responsibilities. Our board of directors has affirmatively determined that     ,     , and      are each an “independent director,” as defined under the Exchange rules. In making these determinations, our board of directors considered the current and prior relationships that each director has with us and all other facts and circumstances our board of directors deemed relevant in determining his or her independence, including the beneficial ownership of our capital stock by each director, and the transactions involving them described in the section titled “Certain relationships and related person transactions.”

Controlled company exception
After the consummation of the Transactions, the Founder Fund will have more than 50% of the combined voting power of our common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the Exchange rules and intend to elect not to comply with certain corporate governance standards, including that: (1) a majority of our board of directors consists of “independent directors,” as defined under the Exchange rules; (2) we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; (3) we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (4) we perform annual performance evaluations of the nominating and corporate governance and compensation committees. We intend to rely on the foregoing exemptions provided to controlled companies under the Exchange rules. Therefore, immediately following the consummation of the Transactions, we may not have a majority of independent directors on our board of directors, an entirely independent nominating and corporate governance committee, an entirely independent compensation committee, or perform annual performance evaluations of the nominating and corporate governance and compensation committees unless and until such time as we are required to do so. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all these corporate governance requirements. In the event we cease to be a “controlled company” and our shares continue to be listed on the Exchange, we will be required to comply with these provisions within the applicable transition periods. See “Risk factors—Risks related to this offering and ownership of our Class A common stock—Upon the listing of our Class A common stock, we will be a ‘controlled company’ within the meaning of the rules of the exchange and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You may not have the same protections afforded to stockholders of companies that are subject to such corporate governance requirements.”
Committees of our board of directors
Our board of directors directs the management of our business and affairs, as provided by Delaware law, and conducts its business through meetings of the board of directors and its standing committees. We will have a standing audit committee, nominating and corporate governance committee, and compensation committee. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues.
Audit committee
Our audit committee will be responsible for, among other things:
•	appointing, approving the fees of, retaining, and overseeing our independent registered public accounting firm;
•	discussing with our independent registered public accounting firm their independence from management;
•	discussing with our independent registered public accounting firm any audit problems or difficulties and management’s response;
•	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;
•	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;
•	reviewing our policies on risk assessment and risk management;
•	reviewing related person transactions; and
•	establishing procedures for the confidential anonymous submission of complaints regarding questionable accounting, internal controls, or auditing matters.
Upon the consummation of the Transactions, our audit committee will consist of     ,      and     , with      serving as chair. Rule 10A-3 of the Exchange Act and the Exchange rules require that our audit committee have at least one independent member upon the listing of our Class A common stock, have a majority of independent members within 90 days of the date of this prospectus and be composed entirely of independent

members within one year of the date of this prospectus. Our board of directors has affirmatively determined that     ,      and      each meet the definition of “independent director” for purposes of serving on the audit committee under the Exchange rules and the independence standards under Rule 10A-3 of the Exchange Act and the Exchange rules. Each member of our audit committee meets the financial literacy requirements of the Exchange rules. In addition, our board of directors has determined that      will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K. Our board of directors will adopt a written charter for the audit committee, which will be available on our principal corporate website at www.smithdouglas.com substantially concurrently with the consummation of the Transactions. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.
Nominating and corporate governance committee
Our nominating and corporate governance committee will be responsible for, among other things:
•	identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors as set forth in our corporate governance guidelines;
•	annually reviewing the committee structure of the board of directors and recommending to the board of the directors the directors to serve as members of each committee; and
•	developing and recommending to our board of directors a set of corporate governance guidelines.
Upon the consummation of the Transactions, our nominating and corporate governance committee will consist of     ,      and      with      serving as chair.     ,     , and      each qualify as “independent directors” under the Exchange rules. Our board of directors will adopt a written charter for the nominating and corporate governance committee, which will be available on our principal corporate website at www.smithdouglas.com substantially concurrently with the consummation of the Transactions. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.
Compensation committee
Our compensation committee will be responsible for, among other things:
•	reviewing and approving, or recommending that the board of directors approve, the compensation of our Chief Executive Officer and other executive officers;
•	making recommendations to the board of directors regarding non-employee director compensation;
•	reviewing and approving or making recommendations to our board of directors regarding our incentive compensation and equity-based plans; and
•	appointing and overseeing any compensation consultants.
Upon the consummation of the Transactions, our compensation committee will consist of     ,      and      with      serving as chair.     ,     , and      each qualify as “independent directors” under the Exchange rules. Our board of directors will adopt a written charter for the compensation committee, which will be available on our principal corporate website at www.smithdouglas.com substantially concurrently with the consummation of the Transactions. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.
Risk oversight
Our board of directors is responsible for overseeing our risk management process. Our board of directors focuses on our general risk management policies and strategy, the most significant risks facing us, and oversee the implementation of risk mitigation strategies by management. Our board of directors is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions.
Compensation committee interlocks and insider participation
None of our executive officers serves as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of business conduct and ethics
Prior to the completion of the Transactions, we will adopt a written code of business conduct and ethics that applies to our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code will be posted on our website, www.smithdouglas.com. In addition, we intend to post on our website all disclosures that are required by law or the Exchange rules concerning any amendments to, or waivers from, any provision of the code. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.

Executive compensation
The following is a discussion and analysis of the material components of the executive compensation program for our executive officers who are named in the “2022 Summary Compensation Table” below, who we refer to as our named executive officers.
For the fiscal year ended December 31, 2022, our named executive officers and their positions were as follows:
•	Greg Bennett, President & Chief Executive Officer;
•	Tom Bradbury, Chairman;
•	Russ Devendorf, Executive Vice President & Chief Financial Officer; and
•	Brett Steele, Vice President, Corporate Counsel.
Except as otherwise noted below, Mr. Bradbury did not receive any compensation or benefits from us during 2022.
This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations, and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion.
2022 Summary compensation table
The following table sets forth information concerning the total compensation of our named executive officers for the fiscal year ended December 31, 2022:
Name and Principal Position	Year	Salary ($)	Stock Awards ($)	Non-Equity Incentive Plan Compensation ($)(1)	All Other Compensation ($)(2)	Total ($)
Greg Bennett President & Chief Executive Officer	2022	250,000	—	—	1,131,617	1,381,617
Tom Bradbury Chairman	2022	—	—	—	56,807	56,807
Russ Devendorf Executive Vice President & Chief Financial Officer	2022	650,000	—	860,510	13,100	1,523,610
Brett Steele Vice President, Corporate Counsel	2022	251,125	—	240,833	13,100	505,058
(1)
Amounts reflect annual and long-term cash incentive bonuses paid to Messrs. Devendorf and Steele with respect to 2022. We provide additional information regarding such bonuses in “—Narrative to Summary Compensation Table—2022 Cash Incentive Compensation” below.

(2)
Amounts reported for each of the named executive officers include (i) safe harbor matching contributions made by us under our 401(k) plan ($10,437 for Mr. Bennett, $12,200 for Mr. Devendorf, and $12,200 for Mr. Steele); (ii) Company-paid reimbursement of cell phone expenses ($900 for each of Messrs. Bennett, Devendorf and Steele); (iii) the aggregate incremental cost to us of personal use of our aircraft ($70,280 for Mr. Bennett and $56,807 for Mr. Bradbury); and (iv) non-pro rata distributions to Mr. Bennett in respect of his Class A units pursuant to our operating agreement ($1,050,000 for Mr. Bennett).

Narrative to summary compensation table
2022 Salaries
Each of our named executive officers (other than Mr. Bradbury) receives an annual base salary to compensate the executive for services rendered to us. The annual base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role, and responsibilities.
For fiscal year 2022, Messrs. Bennett and Devendorf had annual base salaries of $250,000 and $650,000, respectively. As of the beginning of fiscal year 2022, Mr. Steele had an annual base salary of $231,750, which was increased to $240,000 effective March 1, 2022 and further increased to $270,000 effective August 1, 2022.
The “Salary” column of the 2022 Summary Compensation Table above shows the actual base salaries paid to each named executive officer in 2022.

2022 Cash incentive compensation
Annual Incentives
Mr. Devendorf. In 2022, Mr. Devendorf was eligible to earn an annual cash incentive bonus that was calculated on a sliding scale based on our achievement of certain Company EBITDA targets, up to a maximum payment amount ($430,255) earned upon achieving or exceeding an applicable EBITDA maximum goal. Mr. Devendorf earned an annual incentive bonus equal to $430,255 because our actual EBITDA exceeded the maximum goal.
Mr. Steele. In 2022, Mr. Steele was eligible to earn an annual cash incentive bonus under the Smith Douglas Homes 2022 Annual Incentive Program (“AIP”). Mr. Steele’s AIP target bonus was $55,000 as of the beginning of fiscal year 2022 and was increased to $80,000 effective August 1, 2022 (resulting in a prorated 2022 AIP target bonus of $65,417). Under the AIP, Mr. Steele was eligible to earn up to 200% of his AIP target bonus based on achievement of certain Company net income targets (weighted 90%) and individual performance goals (weighted 10%). In the event of his death or disability, Mr. Steele would have received a portion of the earned AIP bonus, pro-rated based on the number of full calendar months during which he was employed during the applicable fiscal year. Mr. Steele earned an annual incentive bonus equal to at 200% of target bonus, or $130,833, based on our and Mr. Steele’s achievement of applicable performance goals.
Such annual incentive amounts for Messrs. Devendorf and Steele are reflected above in the “Non-Equity Incentive Plan Compensation” column of the 2022 Summary Compensation Table. Pursuant to his employment agreement, Mr. Bennett is not eligible to participate in any annual incentive program so long as he directly or indirectly holds any ownership interest in the Company. In addition, Mr. Bradbury was not eligible to receive an annual incentive with respect to 2022.
Long-Term Incentives
Mr. Devendorf. In 2022, Mr. Devendorf was eligible to earn a long-term cash incentive bonus that was calculated on the same sliding scale as Mr. Devendorf’s 2022 annual cash incentive bonus opportunity. In 2022, Mr. Devendorf earned a long-term incentive bonus equal to $430,255.
The long-term incentive bonus earned by Mr. Devendorf with respect to 2022 will vest and be paid in three substantially equal annual installments on December 31 of 2023, 2024 and 2025, subject to Mr. Devendorf’s continued employment through the applicable payment date. Additionally, Mr. Devendorf’s long-term incentive bonus is subject to full vesting acceleration in the event of a change in control or sale of the Company, or Mr. Devendorf’s termination of employment by us without cause or his resignation for good reason.
Mr. Steele. In 2022, Mr. Steele was eligible to earn a long-term incentive bonus under the Smith Douglas Homes 2022 Long-Term Incentive Program (the “LTIP”) targeted at $55,000. Mr. Steele was eligible to earn up to 200% of his LTIP target bonus based on achievement of certain Company net income targets (weighted 90%) and individual performance goals (weighted 10%). Amounts earned under the LTIP were determined by us at the end of the performance period, which commenced on January 1, 2022 and ended on December 31, 2022, and will vest and be paid in three substantially equal installments on December 31 of 2023, 2024 and 2025, subject to Mr. Steele’s continued employment through the applicable payment date. Mr. Steele earned a long-term incentive bonus at 200% of target, or $110,000, based on ours and Mr. Steele’s achievement of applicable performance goals.
Such long-term incentive amounts for Messrs. Devendorf and Steele are reflected above in the “Non-Equity Incentive Plan Compensation” column of the 2022 Summary Compensation Table. Messrs. Bradbury and Bennett were not eligible to receive a long-term incentive with respect to 2022.
Equity compensation
Historically, we have not maintained an equity incentive plan for our service providers, and we did not grant any equity or equity-based awards to our named executive officers during 2022.
However, pursuant to our operating agreement and his employment agreement (as further discussed below), Mr. Bennett holds 11,111 fully vested Class A units. Further, pursuant to our operating agreement, (i) Mr. Bennett is entitled to an annual non-pro rata distribution in the amount of $750,000 if funds remain available for distribution, and (ii) Mr. Bennett is eligible to receive such additional non-pro rata amounts (not to exceed the net income allocated to him for such year) as may be determined by our board of directors. In 2022, Mr. Bennett received an annual non-pro rata distribution in the amount of $750,000 and an additional non-pro rata distribution in the amount of $300,000, which amounts are reflected in the “All Other Compensation” column of the Summary Compensation Table.
In connection with this offering, we intend to adopt the 2023 Incentive Award Plan (the “2023 Plan”) in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and our consultants and certain of our affiliates and to enable us to obtain and retain services of these individuals, which is essential to our long-term success. For additional information about the 2023 Plan, please see the section titled “Equity compensation plan” below.
Other elements of compensation
Retirement plans
We currently maintain a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees. The Internal Revenue Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. Currently, we make safe harbor matching contributions in the 401(k) plan up to a specified percentage of the employee contributions, and these matching contributions are fully vested as of the date on which the contribution is made. We believe that providing a vehicle for tax-deferred retirement savings through our 401(k) plan and making fully vested matching contributions adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.
Health and welfare benefits and perquisites
All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including medical, dental and vision benefits (including telemedicine and a high-deductible health plan with a health savings account); health and dependent care flexible spending accounts; short-term and long-term disability insurance; critical illness and accident insurance; and life and AD&D insurance.
We believe that the perquisites described in the Summary Compensation Table above are necessary and appropriate to fairly compensate and incentivize our named executive officers.
No tax gross-ups
We did not make gross-up payments to cover our named executive officers’ personal income taxes that may pertain to any of the compensation paid or provided by us during 2022.
Outstanding equity awards at 2022 fiscal year end
As of December 31, 2022, none of our named executive officers held any outstanding equity awards.
Executive compensation arrangements
The following is a summary of the compensatory agreements we have entered into with our named executive officers.
Bennett employment agreement
We are party to an employment agreement with Mr. Bennett, our Chief Executive Officer, which was originally entered into on October 1, 2017 and amended on March 14, 2018, July 1, 2019, and October 1, 2020. Pursuant to the employment agreement (as amended), Mr. Bennett is entitled to receive a base salary and paid vacation and is eligible to participate in our standard benefit plans. The employment agreement also includes an indefinite non-disclosure of confidential information provision, a non-competition provision that applies during employment and for two years thereafter, and an employee and customer non-solicitation provision that applies during employment and for four years thereafter.

The employment agreement (as amended) provides for several grants to Mr. Bennett of Class A Units in Smith Douglas Holdings LLC (totaling 11,111 Class A Units in the aggregate), including in each case a tax gross-up for estimated federal and state income taxes incurred as a result of such grant and the additional income attributed to Mr. Bennett from such tax gross-up. Any tax gross-ups that became payable to Mr. Bennett were paid prior to 2022.
If Mr. Bennett is terminated without cause or resigns for good reason (each, as defined in the employment agreement), subject to his execution and non-revocation of a release of claims and continued compliance with restrictive covenants, Mr. Bennett is eligible to receive a cash payment equal to $33,333.33 per pay period (prorated for any partial pay period) for six months following his termination of employment, up to a maximum payment amount of $1,000,000.
Devendorf offer letter
We entered into an offer letter with Mr. Devendorf on July 16, 2018, pursuant to which Mr. Devendorf commenced employment as our Executive Vice President of Strategy & Investments on July 16, 2018. Pursuant to the offer letter, Mr. Devendorf is eligible to receive a base salary, an annual incentive plan bonus, a long-term incentive bonus, and a monthly cell phone allowance. In addition, Mr. Devendorf is eligible to participate in our standard employee benefit programs. Additionally, Mr. Devendorf is eligible for paid vacation, the ability to invest personal funds in project level or joint venture or other unconsolidated entity deals, and travel and housing expense reimbursement for working in our offices. The offer letter provides for at-will employment.
Pursuant to the compensation arrangement attached to the offer letter, Mr. Devendorf is eligible to receive annual and long-term cash incentive bonuses, as described above under “—2022 Cash Incentive Compensation”. Additionally, upon the sale of the business or a change in control, Mr. Devendorf is entitled to receive (i) full accelerated vesting of his outstanding long-term incentive bonuses and (ii) a transaction bonus equal to 1.5% of the transaction value, subject to his continued employment with us through the consummation of such transaction. Additionally, in the event of Mr. Devendorf’s termination by us without cause, Mr. Devendorf is entitled to receive (i) full accelerated vesting of his outstanding long-term incentive bonuses and (ii) cash severance in an amount equal to the sum of his then-current annual base salary plus his annual incentive bonus for the calendar year in which the termination occurs (calculated based on actual achievement or, if such achievement is not determinable, by reference to the previous year’s achievement).
Steele offer letter
We entered into an offer letter with Mr. Steele on June 22, 2018, pursuant to which Mr. Steele commenced employment as our General Counsel on July 16, 2018. Pursuant to the offer letter, Mr. Steele is eligible to receive a base salary, an annual incentive plan bonus, and a monthly cell phone allowance. In addition, Mr. Steele is eligible to participate in our standard employee benefit programs. The offer letter provides for at-will employment.
Equity compensation plan
The following summarizes the material terms of the 2023 Plan, which is the long-term incentive compensation plan in which our named executive officers will be eligible to participate following the consummation of this offering.
2023 Incentive award plan
In connection with this offering, we intend to adopt the 2023 Plan, under which we may grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete, subject to stockholder approval. The material terms of the 2023 Plan are summarized below.
Eligibility and Administration. Our employees, consultants and directors and employees and consultants of our subsidiaries will be eligible to receive awards under the 2023 Plan. Following the completion of this offering, the 2023 Plan will be administered by our board of directors with respect to awards to non-employee directors and by our compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to one or more committees of its directors and/or officers (referred to collectively as the plan administrator), subject to the limitations imposed under the 2023 Plan, Section 16 of the Exchange Act, and/or stock exchange rules and other applicable laws. The plan administrator will have the authority to take all actions and make all determinations under the 2023 Plan, to interpret the 2023 Plan and award agreements and to adopt, amend and repeal rules for the administration of the 2023 Plan as it deems advisable. The plan administrator will also have the authority to determine which eligible service providers receive awards, grant awards, and set the terms and conditions of all awards under the 2023 Plan, including any vesting and vesting acceleration provisions, subject to the conditions and limitations in the 2023 Plan.
Limitation on Awards and Shares Available. The initial aggregate number of shares of our common stock that will be available for issuance under the 2023 Plan will be equal to    % of the number of fully-diluted shares of our common stock outstanding as of immediately following the completion of this offering. In addition, the number of shares of our common stock available for issuance under the 2023 Plan will be subject to an annual increase on the first day of each calendar year beginning     and ending on and including    , equal to the lesser of (A)   % of the aggregate number of shares of our common stock outstanding on the final day of the immediately preceding calendar year and (B) such smaller number of shares as is determined by our board of directors. The maximum number of shares that may be issued pursuant to the exercise of incentive stock options (“ISOs”) granted under the 2023 Plan, will be    . Any shares issued pursuant to the 2023 Plan may consist, in whole or in part, of authorized and unissued common stock, treasury common stock or common stock purchased on the open market.
If an award under the 2023 Plan expires, lapses or is terminated, exchanged for, or settled in cash, any shares subject to such award (or portion thereof) may, to the extent of such expiration, lapse, termination, or cash settlement, be used again for new grants under the 2023 Plan. Shares tendered or withheld to satisfy the exercise price or tax withholding obligation for any award will not reduce the shares available for grant under the 2023 Plan. Further, the payment of dividend equivalents in cash in conjunction with any awards under the 2023 Plan will not reduce the shares available for grant under the 2023 Plan. However, the following shares may not be used again for grant under the 2023 Plan: (i) shares subject to stock appreciation rights (“SARs”) that are not issued in connection with the stock settlement of the SAR on exercise, and (ii) shares purchased on the open market with the cash proceeds from the exercise of options.
Awards granted under the 2023 Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the 2023 Plan but will count against the maximum number of shares that may be issued upon the exercise of ISOs.
The 2023 Plan provides that the sum of any cash compensation and the aggregate grant date fair value (determined as of the date of the grant under Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of all awards granted to a non-employee director as compensation for services as a non-employee director during any fiscal year, or director limit, may not exceed an amount equal to $    (increased to $    in the calendar year of a non-employee director’s initial service as a non-employee director or any calendar year during which a non- employee director serves as chairman of our Board or lead independent director), which limits shall not apply to the compensation for any non-employee director who serves in any capacity in addition to that of a non-employee director for which he or she receives additional compensation.
Awards. The 2023 Plan provides for the grant of stock options, including ISOs and nonqualified stock options (“NSOs”), SARs, restricted stock, dividend equivalents, restricted stock units (“RSUs”), and other stock or cash based awards. Certain awards under the 2023 Plan may constitute or provide for payment of “nonqualified deferred compensation” under Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2023 Plan will be evidenced by award agreements, which will detail the terms and conditions of awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of our common stock, but the applicable award agreement may provide for cash settlement of any award. A brief description of each award type follows.
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Stock Options and SARs. Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, in contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. Unless otherwise determined by our board, the exercise price of a stock option or SAR may not be less than 100% of the fair market value of the underlying share on the grant date (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute awards granted in connection with a corporate transaction. The term of a stock option or SAR may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Conditions applicable to stock options and/or SARs may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.
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Restricted Stock and RSUs. Restricted stock is an award of nontransferable shares of our common stock that are subject to certain vesting conditions and other restrictions. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on shares of our common stock prior to the delivery of the underlying shares (i.e., dividend equivalent rights). The plan administrator may provide that the delivery of the shares underlying RSUs will be deferred on a mandatory basis or at the election of the participant. The terms and conditions applicable to RSUs will be determined by the plan administrator, subject to the conditions and limitations contained in the 2023 Plan. Conditions applicable to restricted stock and RSUs may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

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Other Stock or Cash Based Awards. Other stock or cash based awards are awards of cash, fully vested shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of compensation to which a participant is otherwise entitled.

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Dividend Equivalents. Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of the dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed, or expires, as determined by the plan administrator. Dividend equivalents payable with respect to an award prior to the vesting of such award instead will be paid out to the participant only to the extent that the vesting conditions are subsequently satisfied and the award vests.

Certain transactions. The plan administrator has broad discretion to act under the 2023 Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the 2023 Plan and outstanding awards. In the event of a change in control (as defined in the 2023 Plan), to the extent that the surviving entity declines to continue, convert, assume, or replace outstanding awards, then all such awards will become fully vested and exercisable in connection with the transaction. Upon or in anticipation of a change in control, the plan administrator may cause any outstanding awards to terminate at a specified time in the future and give the participant the right to exercise such awards during a period of time determined by the plan administrator in its sole discretion. Individual award agreements may provide for additional accelerated vesting and payment provisions.
Repricing. Our board of directors may, without approval of the stockholders, reduce the exercise price of any stock option or SAR, or cancel any stock option or SAR in exchange for cash, other awards or stock options or SARs with an exercise price per share that is less than the exercise price per share of the original stock options or SARs.
Plan Amendment and Termination. Our board of directors may amend or terminate the 2023 Plan at any time; however, no amendment, other than an amendment that increases the number of shares available under the 2023 Plan, may materially and adversely affect an award outstanding under the 2023 Plan without the consent of the affected participant, and stockholder approval will be obtained for any amendment to the extent necessary to comply with applicable laws. The 2023 Plan will remain in effect until the tenth anniversary of the effective date of the 2023 Plan, unless earlier terminated. No awards may be granted under the 2023 Plan after its termination.
Foreign Participants, Claw-back Provisions, Transferability and Participant Payments. The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to any Company clawback policy as set forth in such clawback policy or the applicable award agreement. Awards under the 2023 Plan are generally non-transferrable, except by will or the laws of descent and distribution, or, subject to the plan administrator’s consent, pursuant to a domestic relations order, and are generally exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2023 Plan, the plan administrator may, in its discretion, accept cash or check, shares of our common stock that meet specified conditions, a “market sell order” or such other consideration as it deems suitable.
Director compensation
During the fiscal year ended December 31, 2022, our non-employee directors were Ms. Bradbury, Mr. Jackson, Mr. McPherson, Mr. Wedewer, and Mr. Whitman. Mr. Wedewer commenced service with us as a non-employee director in December 2022. Mr. Bennett, our President and Chief Executive Officer, and Mr. Bradbury, our Chairman, are also members of our board of directors but did not receive any compensation for service as a director during 2022. See the section titled “Executive compensation” for more information.
In 2022, each non-employee director was entitled to receive an annual cash retainer fee equal to $75,000, and Mr. Jackson was entitled to receive an additional cash retainer fee equal to $20,000 for his service on the audit committee of our board of directors, in each case, prorated for any partial year of service.
2022 Director compensation table
The following table sets forth information for 2022 regarding the compensation awarded to, earned by, or paid to the non-employee directors who served on our board of directors during fiscal year 2022:
Name	Fees Earned or Paid in Cash ($)	All Other Compensation ($)	Total ($)
Julie Bradbury	75,000	—	75,000
Jeff Jackson	95,000	—	95,000
David McPherson	75,000	1,397,741(2)	1,472,741
Neil Wedewer	18,750(1)	—	18,750
Howe Whitman	56,250	18,750(3)	75,000
(1)	Mr. Wedewer commenced service as a non-employee director in December 2022, and his cash retainer fees reflect his partial year of service.
(2)
Amount represents consulting fees earned and cell phone expense reimbursements paid to Mr. McPherson during 2022. Mr. McPherson is party to a consulting agreement with us pursuant to which he shall provide consulting services to us during the period beginning August 1, 2016 and ending July 31, 2025 in exchange for (i) an annual fee equal to $550,000 plus (ii) eligibility to earn an annual bonus. Mr. McPherson earned a bonus equal to $846,841 with respect to 2022, which was paid in February 2023. We also reimbursed Mr. McPherson for cell phone expenses in the amount of $900 during 2022.

(3)	Mr. Whitman’s cash retainer fee with respect to the fourth quarter of 2022 ($18,750) was paid in the form of a charitable contribution in his name to the Wilberforce School.
Non-employee director compensation program
In connection with this offering, we intend to approve and implement a compensation program for our non-employee directors. We anticipate that the non-employee director compensation program will provide for annual cash retainer fees and long-term equity awards.

Certain relationships and related person transactions
The following are summaries of certain provisions of our agreements with related persons and are qualified in their entirety by reference to all the provisions of such agreements. Because these descriptions are only summaries of the applicable agreements, they do not necessarily contain all the information that you may find useful. We therefore urge you to review the agreements in their entirety. Copies of the forms of the agreements have been filed as exhibits to the registration statement of which this prospectus is a part and are available electronically on the website of the SEC at www.sec.gov.
The Transactions
In connection with the Transactions, we will engage in certain transactions with certain of our directors, executive officers and other persons and entities which are or will become holders of 5% or more of our voting securities upon the consummation of the Transactions. These transactions are described in “Our organizational structure.”
We intend to use the net proceeds from this offering (including any net proceeds from any exercise of the underwriters’ option) (1) to purchase newly issued LLC Interests for approximately $   million directly from Smith Douglas Holdings LLC at the initial public offering price less the underwriting discount, excluding estimated offering expenses of $   million payable by us; and (2) to purchase LLC Interests from each of the Continuing Equity Owners on a pro rata basis for $   million in aggregate (or LLC Interests for $   million in aggregate if the underwriters exercise in full their option to purchase additional shares of Class A common stock) at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discount. For additional information regarding the beneficial ownership of our Class A common stock, Class B common stock by such Continuing Equity Owners before and after this offering, see “Principal stockholders.”
The following table summarizes, after giving effect to the Transactions (including this offering), (i) the number of LLC Interests purchased by us from each of the Continuing Equity Holders and (ii) the total consideration paid, or to be paid, by us for each Continuing Equity Holder’s respective LLC Interests. The table below is based on an assumed initial public offering price of $   per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, less the underwriting discount payable by us, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock.
Participants(1)	LLC Interests purchased by us	Total purchase price
Founder Fund(2)		$
GSB Holdings(3)		$
(1)	Additional details regarding these stockholders and their equity holdings are provided in this prospectus under the caption “Principal stockholders.”
(2)	Thomas Bradbury, our Chairman of the board of directors, is co-trustee of Founder Fund.
(3)	Gregory Bennett, our Chief Executive Officer, and a member of our board of directors, is sole member of GSB Holdings.
Relationship with the Founder Fund
Upon completion of this offering, we will be a “controlled company” within the meaning of the corporate governance rules of NYSE and Founder Fund will hold approximately   % of the voting power in us (or approximately   % if the underwriters exercise their option to purchase additional shares in full). See “Our organizational structure” and “Management—Controlled company exception.”
We lease office space from JBB Cherokee Holdings LLC, an entity affiliated with the Founder Fund. During fiscal years 2022, 2021, and 2020, we made payments under our lease agreement and for costs associated with the office space aggregating $370,079, $354,149, and $313,421, respectively. We expect to continue leasing the offices following the completion of this offering.
We had related person receivables with an entity affiliated with the Founder Fund totaling approximately $143,000 and $142,000 as of December 31, 2022 and 2021, respectively, related to various general and administrative expenses, including aviation expenses and in part related to insurance that was paid on behalf of the related person who reimbursed us at cost. Historically, our chairman has supported our growth by hosting numerous events at personal properties that are intended to foster business development and vendor relations. For fiscal years 2022, 2021 and 2020, we paid an annual use fee of $350,000 to certain entities affiliated with the Founder Fund for use of facilities and related services.
We have two uncollateralized notes payable to an entity affiliated with the Founder Fund for the purchase of airplanes totaling $1.3 million, $1.5 million, and $1.1 million as of December 31, 2022, 2021 and 2020, respectively, which we have included in accrued expenses and other liabilities in our consolidated balance sheets. Each note accrues interest at a rate of 2.12%. We also charter aircraft services from an entity affiliated with the Founder Fund. Payments made to these entities under a dry lease agreement and for costs associated with these aircraft services have been charged to us and settled in cash pursuant to this agreement. During fiscal year 2022 payments totaled approximately $0.2 million.
Tax Receivable Agreement
As described in “Our organizational structure,” we intend to use the net proceeds from this offering to purchase newly issued LLC Interests directly from Smith Douglas Holdings LLC and from each Continuing Equity Owner. As a result of our post-offering organizational structure, Smith Douglas Homes Corp. expects to obtain (i) an allocable share (and increases thereto) of existing tax basis in Smith Douglas Holdings LLC’s assets and tax basis adjustments with respect to such assets resulting from (a) Smith Douglas Homes Corp.’s purchase of LLC Interests from Smith Douglas Holdings LLC and each Continuing Equity Owner in connection with the Transactions, as described under “Use of proceeds,” (b) any future redemptions or exchanges of LLC Interests from the Continuing Equity Owners as described under “Certain relationships and related person transactions—Smith Douglas LLC Agreement—Agreement in effect upon consummation of the transactions—Common unit redemption right,” (c) certain distributions (or deemed distributions) by Smith Douglas Holdings LLC, and (d) payments made under the Tax Receivable Agreement; and (ii) certain tax benefits (such as interest deductions) arising from payments made under the Tax Receivable Agreement. We intend to treat any redemption or exchange of LLC Interests for our Class A stock or our cash as our direct purchase of LLC Interests from the Continuing Equity Owners for U.S. federal income and other applicable tax purposes, regardless of whether such LLC Interests are surrendered by the Continuing Equity Owners to Smith Douglas Holdings LLC for redemption or sold to us upon the exercise of our election to acquire such LLC Interests directly. Moreover, as a result of the application of the principles of Section 704(c) of the Code and the U.S. Treasury regulations issued thereunder, which require that items of income, gain, loss and deduction attributable to property owned by Smith Douglas Holdings LLC on the date that we purchase LLC Interests directly from Smith Douglas Holdings LLC with a portion of the proceeds from this offering must be allocated among the members of Smith Douglas Holdings LLC to take into account the difference between the fair market value and the adjusted tax basis of such assets on such date, Smith Douglas Holdings LLC will be required to make certain special allocations of its items of loss and deduction to us over time that are in excess of our pro rata share of such items of loss or deduction. Such Basis Adjustments and Section 704(c) Allocations may have the effect of reducing the amounts we would otherwise pay in the future to various tax authorities and may also decrease gains (or increase losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets.
In connection with the transactions described above, we will enter into a Tax Receivable Agreement with Smith Douglas Holdings LLC and the Continuing Equity Owners, which we refer to as the Tax Receivable Agreement, that will provide for the payment by Smith Douglas Homes Corp. to the Continuing Equity Owners of 85% of the amount of certain tax benefits, if any, that Smith Douglas Homes Corp. actually realizes, or in some circumstances is deemed to realize, as a result of Basis Adjustments, Section 704(c) Allocations and certain tax benefits (such as interest deductions) arising from payments made under the Tax Receivable Agreement. Smith Douglas Holdings LLC will have in effect an election under Section 754 of the Code, effective for the taxable year that includes the Transactions and each taxable year thereafter. These Tax Receivable Agreement payments are not conditioned upon one or more of the Continuing Equity Owners maintaining a continued ownership interest in Smith Douglas Holdings LLC. If a Continuing Equity Owner transfers LLC Interests but does not assign to the transferee of such units its rights under the Tax Receivable Agreement, such Continuing Equity Owner generally will continue to be entitled to receive payments under the Tax Receivable Agreement arising in respect of a subsequent exchange of such LLC Interests. In general, the Continuing Equity Owners’ rights under the Tax Receivable Agreement may not be assigned, sold, pledged, or otherwise alienated to any person without such person becoming a party to the Tax Receivable Agreement and agreeing to succeed to the applicable Continuing Equity Owner’s interest therein.

The actual Basis Adjustments and Section 704(c) Allocations, as well as any amounts paid to the Continuing Equity Owners under the Tax Receivable Agreement, will vary depending on a number of factors, including:
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the timing of any future redemptions or exchanges—for instance, the increase in any tax deductions will vary depending on the fair value, which may fluctuate over time, of the depreciable or amortizable assets of Smith Douglas Holdings LLC at the time of each redemption, exchange, or distribution (or deemed distribution) as well as the amount of remaining existing tax basis at the time of such redemption, exchange, or distribution (or deemed distribution);

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the price of shares of our Class A common stock at the time of the purchases from the Continuing Equity Owners in connection with this offering and any applicable redemptions or exchanges—Basis Adjustments, as well as any related increase in any tax deductions, are directly related to the price of shares of our Class A common stock at the time of such purchases or future redemptions or exchanges;

•	the extent to which redemptions or exchanges are taxable—if a redemption or exchange is not taxable for any reason, increased tax deductions will not be available;
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the extent to which such Basis Adjustments are immediately deductible—we may be permitted to immediately expense a portion of the Basis Adjustments attributable to a redemption or exchange, which could significantly accelerate the timing of our realization of the associated tax benefits. Under the Smith Douglas LLC Agreement, the determination of whether to immediately expense such Basis Adjustments will be made in our sole discretion; and

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the amount and timing of our income—the Tax Receivable Agreement generally will require us to pay 85% of the tax benefits as and when those benefits are treated as realized under the terms of the Tax Receivable Agreement. If we do not have sufficient taxable income to realize any of the applicable tax benefits, we generally will not be required (absent a material breach of a material obligation under the Tax Receivable Agreement, change of control, or other circumstances requiring an early termination payment) to make payments under the Tax Receivable Agreement for that taxable year because no tax benefits will have been actually realized. However, any tax benefits that do not result in realized tax benefits in a given taxable year may generate tax attributes that may be utilized to generate tax benefits in previous or future taxable years. The utilization of any such tax attributes will result in payments under the Tax Receivable Agreement.

For purposes of the Tax Receivable Agreement, cash savings in income tax will be computed by comparing our actual income tax liability to the amount of such taxes that we would have been required to pay had there been no Basis Adjustments, Section 704(c) Allocations or additional tax benefits to us as a result of any payments made under the Tax Receivable Agreement; provided that, for purposes of determining cash savings with respect to state and local income taxes we will use an assumed tax rate. The Tax Receivable Agreement will generally apply to each of our taxable years, beginning with the first taxable year ending after the consummation of the Transactions. There is no maximum term for the Tax Receivable Agreement; however, the Tax Receivable Agreement may be terminated by us pursuant to an early termination procedure that requires us to pay the Continuing Equity Owners an agreed-upon amount equal to the estimated present value of the remaining payments to be made under the agreement (calculated with certain assumptions, including regarding tax rates and utilization of Basis Adjustments, Section 704(c) Allocations and additional tax benefits arising from payments made under the Tax Receivable Agreement).
The payment obligations under the Tax Receivable Agreement are obligations of Smith Douglas Homes Corp. and not of Smith Douglas Holdings LLC. Although the actual timing and amount of any payments that we may make under the Tax Receivable Agreement will vary, we expect the payments we may be required to make to the Continuing Equity Owners could be substantial. Assuming no material changes in the relevant tax laws and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect the tax savings associated with the purchase of LLC Interests in connection with this offering, together with future redemptions or exchanges of all remaining LLC Interests owned by the Continuing Equity Owners pursuant to the Smith Douglas LLC Agreement as described above, would aggregate to approximately $   million over    years from the date of this offering based on the assumed initial public offering price of $   per share of our Class A common stock, which is the midpoint of the range set forth on the cover page of this prospectus, and assuming all future redemptions or exchanges would occur one year after this offering. Under such scenario, assuming future payments are made on the date each relevant tax return is due, without extensions, we would be required to pay approximately 85% of such amount, or approximately $   million over the 20-year period from

the date of this offering. The actual amounts we will be required to pay under the Tax Receivable Agreement will depend on, among other things, the timing of subsequent redemptions or exchanges of LLC Interests by the Continuing Equity Owners, the price of our shares of Class A common stock at the time of each such redemption or exchange, and the amounts and timing of our future taxable income, and may be significantly different from the amounts described in the preceding sentence. Any payments made by us to the Continuing Equity Owners under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us or to Smith Douglas Holdings LLC and, to the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, the unpaid amounts generally will be deferred and will accrue interest until paid by us; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement and, therefore, may accelerate payments due under the Tax Receivable Agreement. We anticipate funding ordinary course payments under the Tax Receivable Agreement from cash flow from operations of Smith Douglas Holdings LLC, available cash, or available borrowings under any future debt agreements. Decisions made by us in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations, or other changes in control, may influence the timing and amount of payments we pay to a redeeming Continuing Equity Owner under the Tax Receivable Agreement. For example, the disposition of assets following an exchange or acquisition transaction may accelerate payments under the Tax Receivable Agreement and increase the present value of such payments.
The Tax Receivable Agreement provides that if certain mergers, asset sales, other forms of business combination, or other changes of control were to occur, if we materially breach any of our material obligations under the Tax Receivable Agreement, or if, at any time, we elect an early termination of the Tax Receivable Agreement, then the Tax Receivable Agreement will terminate and our obligations, or our successor’s obligations, under the Tax Receivable Agreement would accelerate and become due and payable, based on certain assumptions (including that we earn sufficient taxable income to realize all potential tax benefits that are subject to the Tax Receivable Agreement). In those circumstances, Continuing Equity Owners would be deemed to exchange any remaining outstanding LLC Interests for Class A common stock and generally would be entitled to an immediate cash payment under the Tax Receivable Agreement as a result of such deemed exchanges.
We may elect to completely terminate the Tax Receivable Agreement early only with the written approval of each of a majority of our “independent directors” (within the meaning of Rule 10A-3 promulgated under the Exchange Act and the Exchange rules).
As a result of the foregoing, we could be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. We also could be required to make cash payments to the Continuing Equity Owners that are greater than the specified percentage of the actual benefits we ultimately realize in respect of the tax benefits subject to the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring, or preventing certain mergers, asset sales, other forms of business combination, or other changes of control. For example, should we elect to terminate the Tax Receivable Agreement immediately following this offering, assuming no material changes in the relevant tax laws or tax rates, we estimate that the aggregate termination payments payable to the Continuing Equity Owners would be approximately $   million based on the assumed initial public offering price of $   per share of our Class A common stock, which is the midpoint of the range set forth on the cover page of this prospectus and assuming SOFR (as defined in the Tax Receivable Agreement) were to be   %. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement.
Payments under the Tax Receivable Agreement will generally be based on the tax reporting positions that we determine. We will not be reimbursed for any cash payments previously made to the Continuing Equity Owners pursuant to the Tax Receivable Agreement if any tax benefits initially claimed by us are subsequently challenged by a taxing authority and ultimately disallowed. Instead, any excess cash payments made by us to a Continuing Equity Owner will be netted against future cash payments, if any, we might otherwise be required to make under the terms of the Tax Receivable Agreement to such Continuing Equity Owner. However, a challenge to any tax benefits initially claimed by us may not arise for a number of years following the initial time of such payment or, even if challenged early, such excess cash payment may be greater than the amount of future cash payments, if any, we might otherwise be required to make under the terms of the Tax Receivable Agreement and, as a result, there might not be future cash payments from which to net against. The applicable U.S. federal income tax rules are complex and factual in nature, and there can be no assurance that the IRS or a court will not disagree with our tax reporting positions. As a result, it is possible we could make cash payments under the Tax Receivable Agreement that are substantially greater than our actual cash tax savings.
We will have full responsibility for, and sole discretion over, all our tax matters, including the filing and amendment of all tax returns and claims for refund and defense of all tax contests, subject to certain participation and approval rights held by the Continuing Equity Owners. If the outcome of any challenge to all or part of the Basis Adjustments, Section 704(c) Allocations or other tax benefits we claim would reasonably be expected to adversely affect the rights and obligations of the Continuing Equity Owners in any material respect under the Tax Receivable Agreement, then we will not be permitted to settle such challenge without the consent (not to be unreasonably withheld or delayed) of the Continuing Equity Owners, as applicable. The interests of the Continuing Equity Owners in any such challenge may differ from or conflict with our interests and your interests, and the Continuing Equity Owners may exercise their consent rights relating to any such challenge in a manner adverse to our interests and your interests.
The Tax Receivable Agreement requires us to provide the Continuing Equity Owners with a schedule showing the calculation of payments due under the Tax Receivable Agreement. We are required to provide such schedule within 90 days after filing our U.S. federal income tax return for each taxable year with respect to which a payment obligation arises. This calculation will be based upon the advice of our tax advisors. Payments under the Tax Receivable Agreement will generally be made to the Continuing Equity Owners within 10 business days after this schedule becomes final pursuant to the procedures set forth in the Tax Receivable Agreement, although interest on such payments will begin to accrue at a rate of SOFR (as defined in the Tax Receivable Agreement) plus    basis points from the due date (without extensions) of such tax return. Any late payments that may be made under the Tax Receivable Agreement will continue to accrue interest at a rate equal to SOFR (as defined in the Tax Receivable Agreement) plus    basis points, until such payments are made, generally including any late payments we may subsequently make because we did not have enough available cash to satisfy our payment obligations at the time they originally arose.
Smith Douglas LLC Agreement
Agreement in effect before consummation of the Transactions
Smith Douglas Holdings LLC and the Continuing Equity Owners are currently parties to the Seventh Amended and Restated Limited Liability Company Agreement of Smith Douglas Holdings LLC, dated as of October 1, 2020, as amended by the First Amendment to the Seventh Amended and Restated LLC Agreement, dated as of January 1, 2023, as further amended from time to time, which governs the business operations of Smith Douglas Holdings LLC and defines the relative rights and privileges associated with the existing units of Smith Douglas Holdings LLC. We refer to this agreement, as amended, as the Existing LLC Agreement. Under the Existing LLC Agreement, the board of managers of Smith Douglas Holdings LLC has the sole and exclusive right and authority to manage and control the business and affairs of Smith Douglas Holdings LLC, and the day-to-day business operations of Smith Douglas Holdings LLC are overseen and implemented by officers of Smith Douglas Holdings LLC. Each Original Equity Owner’s rights under the Existing LLC Agreement continue until the effective time of the new Smith Douglas Holdings LLC operating agreement to be adopted in connection with the Transactions, as described below, at which time the Continuing Equity Owners will continue as members that hold LLC Interests with the respective rights thereunder.
Agreement in effect upon consummation of the Transactions
In connection with the consummation of the Transactions, we and the Continuing Equity Owners will enter into the Smith Douglas LLC Agreement.
Appointment as managing member. Under the Smith Douglas LLC Agreement, we will become a member and the sole manager of Smith Douglas Holdings LLC. As the sole manager, we will be able to control all of the day-to-day business affairs and decision-making of Smith Douglas Holdings LLC without the approval of any other member. As such, we, through our officers and directors, will be responsible for all operational and administrative decisions of Smith Douglas Holdings LLC and daily management of Smith Douglas Holdings LLC’s business. Pursuant to the terms of the Smith Douglas LLC Agreement, we cannot be removed or replaced as the sole manager of Smith Douglas Holdings LLC except by our resignation, which may be given at any time by written notice to the members.

Compensation, fees, and expenses. We will not be entitled to compensation for our services as the manager of Smith Douglas Holdings LLC. We will be entitled to reimbursement by Smith Douglas Holdings LLC for reasonable fees and expenses incurred on behalf of Smith Douglas Holdings LLC, including all expenses associated with the Transactions, any subsequent offering of our Class A common stock, being a public company, and maintaining our corporate existence.
Distributions. The Smith Douglas LLC Agreement will require “tax distributions” (as that term is used in the agreement) to be made by Smith Douglas Holdings LLC to its members, except to the extent such distributions would render Smith Douglas Holdings LLC insolvent or are otherwise prohibited by law or any of our future debt agreements. Tax distributions will be made on a quarterly basis to each member of Smith Douglas Holdings LLC, including us, pro rata in accordance with economic interests and based on such member’s allocable share of the taxable income of Smith Douglas Holdings LLC and an assumed tax rate that will be determined by us, as described below. For this purpose, each member’s allocable share of Smith Douglas Holdings LLC’s taxable income shall be net of its allocable share of taxable losses of Smith Douglas Holdings LLC and our share of tax distributions shall be in amounts that permit us to satisfy our tax liabilities and our ordinary course payment obligations under the Tax Receivable Agreement. The assumed tax rate for purposes of determining tax distributions from Smith Douglas Holdings LLC to its members will be the highest combined U.S. federal, state, and local tax rate that may potentially apply to any one of Smith Douglas Holdings LLC’s members, regardless of the actual, final tax liability of any such member. The Smith Douglas LLC Agreement will also allow for cash distributions to be made by Smith Douglas Holdings LLC (subject to our sole discretion as the sole manager of Smith Douglas Holdings LLC) to its members on a pro rata basis out of “distributable cash,” as that term is defined in the agreement. We expect Smith Douglas Holdings LLC may make distributions out of distributable cash periodically and as necessary to enable us to cover our operating expenses and other obligations, including our tax liability and obligations under the Tax Receivable Agreement, except to the extent such distributions would render Smith Douglas Holdings LLC insolvent or are otherwise prohibited by law or any of our future debt agreements.
Transfer restrictions. The Smith Douglas LLC Agreement generally does not permit transfers of LLC Interests by members, except for transfers to permitted transferees, transfers pursuant to the participation right described below and transfers approved in writing by us, as manager, and other limited exceptions. The Smith Douglas LLC Agreement may impose additional restrictions on transfers (including redemptions described below with respect to each common unit) that are necessary or advisable so that Smith Douglas Holdings LLC is not treated as a “publicly traded partnership” for U.S. federal income tax purposes. In the event of a permitted transfer under the Smith Douglas LLC Agreement, such member will be required to simultaneously transfer shares of Class B common stock to such transferee equal to the number of LLC Interests that were transferred to such transferee in such permitted transfer.
The Smith Douglas LLC Agreement provides that, in the event that a tender offer, share exchange offer, issuer bid, take-over bid, recapitalization or similar transaction with respect to our Class A common stock, each of which we refer to as a “Pubco Offer,” is approved by our board of directors or otherwise effected or to be effected with the consent or approval of our board of directors, each holder of LLC Interests shall be permitted to participate in such Pubco Offer by delivering a redemption notice, which shall be effective immediately prior to, and contingent upon, the consummation of such Pubco Offer. If a Pubco Offer is proposed by Smith Douglas Homes Corp., then Smith Douglas Homes Corp. is required to use its reasonable best efforts expeditiously and in good faith to take all such actions and do all such things as are necessary or desirable to enable and permit the holders of such LLC Interests to participate in such Pubco Offer to the same extent as or on an economically equivalent basis with the holders of shares of Class A common stock, provided that in no event shall any holder of LLC Interests be entitled to receive aggregate consideration for each common unit that is greater than the consideration payable in respect of each share of Class A common stock pursuant to the Pubco Offer.
Except for certain exceptions, any transferee of LLC Interests must assume, by operation of law or executing a joinder to the Smith Douglas LLC Agreement, all of the obligations of a transferring member with respect to the transferred units, and such transferee shall be bound by any limitations and obligations under the Smith Douglas LLC Agreement even if the transferee is not admitted as a member of Smith Douglas Holdings LLC. A member shall remain as a member with all rights and obligations until the transferee is accepted as substitute member in accordance with the Smith Douglas LLC Agreement.
Recapitalization. The Smith Douglas LLC Agreement will recapitalize the units currently held by the existing members of Smith Douglas Holdings LLC into a new single class of LLC Interests. The Smith Douglas LLC Agreement will also reflect a split of LLC Interests such that one common unit can be acquired with the net proceeds received in the initial offering from the sale of one share of our Class A common stock, after the deduction of the underwriting discount and estimated offering expenses payable by us. Each common unit generally will entitle the holder to a pro rata share of the net profits and net losses and distributions of Smith Douglas Holdings LLC.
Maintenance of one-to-one ratio between shares of Class A common stock and LLC Interests owned by us, one-to-one ratio between shares of Class B common stock and LLC Interests owned by the Continuing Equity Owners. Except as otherwise determined by us, the Smith Douglas LLC Agreement requires Smith Douglas Holdings LLC to take all actions with respect to its LLC Interests, including issuances, reclassifications, distributions, divisions or recapitalizations, such that (1) we at all times maintain a ratio of one common unit owned by us, directly or indirectly, for each share of Class A common stock issued and outstanding, and (2) Smith Douglas Holdings LLC at all times maintains (a) a one-to-one ratio between the number of shares of Class A common stock issued and outstanding and the number of LLC Interests owned by us, and (b) a one-to-one ratio between the number of shares of Class B common stock issued and owned by the Continuing Equity Owners and their permitted transferees and the number of LLC Interests owned by the Continuing Equity Owners and their permitted transferees. This ratio requirement disregards (1) shares of our Class A common stock under unvested options issued by us, (2) treasury stock and (3) preferred stock or other debt or equity securities (including warrants, options or rights) issued by us that are convertible into or exercisable or exchangeable for shares of Class A common stock, except to the extent we have contributed the net proceeds from such other securities, including any exercise or purchase price payable upon conversion, exercise or exchange thereof, to the equity capital of Smith Douglas Holdings LLC. In addition, the Class A common stock ratio requirement disregards all LLC Interests at any time held by any other person, including the Continuing Equity Owners and the holders of options over LLC Interests. If we issue, transfer or deliver from treasury stock or repurchase shares of Class A common stock in a transaction not contemplated by the Smith Douglas LLC Agreement, we as manager of Smith Douglas Holdings LLC have the authority to take all actions such that, after giving effect to all such issuances, transfers, deliveries or repurchases, the number of outstanding LLC Interests we own equals, on a one-for-one basis, the number of outstanding shares of Class A common stock. If we issue, transfer or deliver from treasury stock or repurchase or redeem any of our preferred stock in a transaction not contemplated by the Smith Douglas LLC Agreement, we as manager have the authority to take all actions such that, after giving effect to all such issuances, transfers, deliveries repurchases or redemptions, we hold (in the case of any issuance, transfer or delivery) or cease to hold (in the case of any repurchase or redemption) equity interests in Smith Douglas Holdings LLC which (in our good faith determination) are in the aggregate substantially equivalent to our preferred stock so issued, transferred, delivered, repurchased or redeemed. Smith Douglas Holdings LLC is prohibited from undertaking any subdivision (by any split of units, distribution of units, reclassification, recapitalization or similar event) or combination (by reverse split of units, reclassification, recapitalization or similar event) of the LLC Interests that is not accompanied by an identical subdivision or combination of (1) our Class A common stock to maintain at all times a one-to-one ratio between the number of LLC Interests owned by us and the number of outstanding shares of our Class A common stock and (2) our Class B common stock to maintain at all times a one-to-one ratio between the number of LLC Interests owned by the Continuing Equity Owners and the number of outstanding shares of our Class B common stock.
Issuance of LLC Interests upon exercise of options or issuance of other equity compensation. Upon the exercise of options issued by us (as opposed to options issued by Smith Douglas Holdings LLC), or the issuance of other types of equity compensation by us (such as the issuance of restricted or non-restricted stock, payment of bonuses in stock or settlement of stock appreciation rights in stock), we will have the right to acquire from Smith Douglas Holdings LLC a number of LLC Interests equal to the number of our shares of Class A common stock being issued in connection with the exercise of such options or issuance of other types of equity compensation. When we issue shares of Class A common stock in settlement of stock options granted to persons that are not officers or employees of Smith Douglas Holdings LLC, we will make, or be deemed to make, a capital contribution in Smith Douglas Holdings LLC equal to the aggregate value of such shares of Class A common stock and Smith Douglas Holdings LLC will issue to us a number of LLC Interests equal to the number of shares we issued. When we issue shares of Class A common stock in settlement of stock options granted to persons that are officers or employees of Smith Douglas Holdings LLC, then we will be deemed to have sold directly to the person exercising such award a portion of the value of each share of Class A common stock equal to the exercise price per share, and we will be deemed to have sold directly to Smith Douglas Holdings LLC the difference between the exercise price and market price per share for each such share of Class A common stock. In cases where we grant other types of equity compensation to employees of Smith Douglas Holdings LLC, on each applicable vesting date we will be deemed to have sold to Smith Douglas Holdings LLC the number of vested shares at a price equal to the market price per share, Smith Douglas Holdings LLC will deliver the shares to the applicable person, and we will be deemed to have made a capital contribution in Smith Douglas Holdings LLC equal to the purchase price for such shares in exchange for an equal number of LLC Interests.
Dissolution. The Smith Douglas LLC Agreement will provide that the consent of Smith Douglas Homes Corp. as the managing member of Smith Douglas Holdings LLC and members holding a majority of the voting units will be required to voluntarily dissolve Smith Douglas Holdings LLC. In addition to a voluntary dissolution, Smith Douglas Holdings LLC will be dissolved upon the entry of a decree of judicial dissolution or other circumstances in accordance with Delaware law. Upon a dissolution event, the proceeds of a liquidation will be distributed in the following order: (1) first, to pay the expenses of winding up Smith Douglas Holdings LLC; (2) second, to pay debts and liabilities owed to creditors of Smith Douglas Holdings LLC, other than members; and (3) third, to the members pro-rata in accordance with their respective percentage ownership interests in Smith Douglas Holdings LLC (as determined based on the number of LLC Interests held by a member relative to the aggregate number of all outstanding LLC Interests).
Confidentiality. We, as manager, and each member agree to maintain the confidentiality of Smith Douglas Holdings LLC’s confidential information. This obligation excludes information independently obtained or developed by the members, information that is in the public domain or otherwise disclosed to a member, in either such case not in violation of a confidentiality obligation of the Smith Douglas LLC Agreement or approved for release by written authorization of the Chief Executive Officer, the Chief Financial Officer or the General Counsel of either Smith Douglas Homes Corp. or Smith Douglas Holdings LLC.
Indemnification. The Smith Douglas LLC Agreement will provide for indemnification of the manager, members and officers of Smith Douglas Holdings LLC or affiliates.
Common unit redemption right. In connection with this offering, certain Continuing Equity Owners may cause a pro rata redemption of LLC Interests held by all Continuing Equity Owners. The Smith Douglas LLC Agreement will provide a redemption right to the Continuing Equity Owners which will entitle them to have their LLC Interests redeemed for, at our election (determined solely by our independent directors (within the meaning of the rules of the Securities and Exchange Act) who are disinterested), newly-issued shares of our Class A common stock, on a one-for-one basis or a cash payment equal to a volume weighted average market price of one share of Class A common stock for each LLC Interest so redeemed, in each case in accordance with the terms of the Smith Douglas LLC Agreement; provided that, at our election (determined solely by our independent directors (within the meaning of the rules of the Securities and Exchange Act) who are disinterested), we may effect a direct exchange by Smith Douglas Homes Corp. of such Class A common stock, or such cash, as applicable, for such LLC Interests. The Continuing Equity Owners may exercise such redemption right, subject to certain exceptions, for as long as their LLC Interests remain outstanding. In connection with the exercise of the redemption or exchange of LLC Interests (1) the Continuing Equity Owners will be required to surrender a number of shares of our Class B common stock registered in the name of such redeeming or exchanging Continuing Equity Owner, and therefore, will automatically be transferred to us and will be canceled for no consideration on a one-for-one basis with the number of LLC Interests so redeemed or exchanged and (2) all redeeming members will surrender LLC Interests to Smith Douglas Holdings LLC for cancellation.
Each Continuing Equity Owner’s redemption rights will be subject to certain customary limitations, including the expiration of any contractual lock-up period relating to the shares of our Class A common stock that may be applicable to such Continuing Equity Owner and the absence of any liens or encumbrances on such LLC Interests redeemed. Additionally, in the case we elect a cash settlement, such Continuing Equity Owner may rescind its redemption request within a specified period of time. Moreover, in the case of a settlement in Class A common stock, such redemption may be conditioned on the closing of an underwritten distribution of the shares of Class A common stock, which may be issued in connection with such proposed redemption. In the case of a settlement in Class A common stock, such Continuing Equity Owner may also revoke or delay its redemption request if the following conditions exist: (1) any registration statement pursuant to which the resale of the Class A common stock to be registered for such Continuing Equity Owner at or immediately following the consummation of the redemption shall have ceased to be effective pursuant to any action or inaction by the SEC or no such resale registration statement has yet become effective; (2) we failed to cause any related prospectus to be supplemented by any required prospectus supplement necessary to effect such redemption; (3) we exercised our right to defer, delay or suspend the filing or effectiveness of a registration statement and such deferral, delay or suspension shall affect the ability of such Continuing Equity Owner to have its Class A common stock registered at or immediately following the consummation of the redemption; (4) such Continuing Equity Owner is in possession of any material non-public information concerning us, the receipt of which results in such Continuing Equity Owner being prohibited or restricted from selling Class A common stock at or immediately following the redemption without disclosure of such information (and we do not permit disclosure); (5) any stop order relating to the registration statement pursuant to which the Class A common stock was to be registered by such Continuing Equity Owner at or immediately following the redemption shall have been issued by the SEC; (6) there shall have occurred a material disruption in the securities markets generally or in the market or markets in which the Class A common stock is then traded; (7) there shall be in effect an injunction, a restraining order or a decree of any nature of any governmental entity that restrains or prohibits the redemption; (8) we shall have failed to comply in all material respects with our obligations under the Registration Rights Agreement, and such failure shall have affected the ability of such Continuing Equity Owner to consummate the resale of the Class A common stock to be received upon such redemption pursuant to an effective registration statement; or (9) the redemption date would occur three business days or less prior to, or during, a black-out period.
The Smith Douglas LLC Agreement will require that in the case of a redemption by a Continuing Equity Owner we contribute cash, shares of our Class A common stock, to Smith Douglas Holdings LLC in exchange for an amount of newly-issued LLC Interests that will be issued to us equal to the number of LLC Interests redeemed from the Continuing Equity Owner. Smith Douglas Holdings LLC will then distribute the cash or shares of our Class A common stock, as applicable, to such Continuing Equity Owner to complete the redemption. In the event of an election by a Continuing Equity Owner, we may, at our option, effect a direct exchange by Smith Douglas Homes Corp. of cash, our Class A common stock, for such LLC Interests in lieu of such a redemption. Whether by redemption or exchange, we are obligated to ensure that at all times the number of LLC Interests that we own equals the number of our outstanding shares of Class A common stock (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities).
Amendments. In addition to certain other requirements, our consent, as manager, and the consent of members holding a majority of the LLC Interests then outstanding and entitled to vote (excluding LLC Interests held directly or indirectly by us) will generally be required to amend or modify the Smith Douglas LLC Agreement.
Registration Rights Agreement in effect upon the consummation of the Transactions
We intend to enter into a Registration Rights Agreement with certain of the Continuing Equity Owners in connection with this offering, which we refer to as the Registration Rights Agreement. The Registration Rights Agreement will provide certain of the Continuing Equity Owners with certain “demand” registration rights whereby, at any time after 180 days following our initial public offering and the expiration of any related lock-up period, such Continuing Equity Owners can require us to register under the Securities Act the offer and sale of shares of Class A common stock issuable to them, at our election (determined solely by our independent directors (within the meaning of the Exchange rules) who are disinterested), upon redemption or exchange of their LLC Interests. The Registration Rights Agreement will also provide for customary “piggyback” registration rights for all parties to the agreement.
Certain land banking arrangements
We enter into lot option agreements to procure lots for the construction of homes in the future. Pursuant to these option agreements, we generally provide a deposit to the seller as consideration for the right to purchase lots at different times in the future at predetermined prices. Such contracts enable us to defer acquiring portions of properties owned by third parties or unconsolidated entities until we have determined whether and when to exercise the option, which may serve to reduce our financial risks associated with long-term land holdings.
We have in the past entered into lot option agreements with a former member of our board of managers. As of December 31, 2022, 2021 and 2020, we had deposits in aggregate of $3.0 million, $1.0 million, and $0.6 million, respectively, with an aggregate remaining purchase price under these lot option agreements of $29.5 million, $9.5 million, and $6.5 million, respectively. Additionally, during 2022, 2021 and 2020, we purchased 317, 96 and 57 lots totaling $17.9 million, $6.4 million, and $4.3 million, respectively, related to these lot option agreements.
While we typically enter into lot option agreements whereby we provide a deposit to the seller, we have in the past, in lieu of providing a deposit, invested a minority interest in certain of the land banking entities with which we contract. During the years ended December 31, 2022, 2021 and 2020, we purchased 127, 275 and 84 lots totaling approximately $11.5 million, $25.1 million, and $4.6 million, respectively, under lot option agreements with unconsolidated land bank entities where we have a non-controlling ownership interest. As of December 31, 2022, we had deposits totaling $0.3 million with a total remaining purchase price under these lot option agreements of $3.1 million for 48 lots. See Note 11 to our audited financial statements included elsewhere in this prospectus for more information on variable interest entities.
Other relationships
Our Atlanta affiliate’s VP of Operations is the son of Greg Bennett, our Chief Executive Officer, and is currently employed by us. He is not one of our executive officers. During fiscal years 2022, 2021 and 2020, our Atlanta Affiliate’s VP of Operations had total cash compensation of $210,798, $140,112, and $120,107, respectively, consisting of base salary, cash bonuses and an auto allowance.
One of our construction managers is the son-in-law of Greg Bennett, our Chief Executive Officer, and is currently employed by us. He does not share a household with Mr. Bennett and is not one of our executive officers. During fiscal year 2022, our construction manager had total cash compensation of $130,961, consisting of base salary, cash bonuses and an auto allowance.
The compensation levels described above were based on reference to external market practice of similar positions when compared to the compensation paid to employees in similar positions that were not related to our executive officers. The Atlanta Affiliate’s VP of Operations and construction manager are also eligible to participate in employee benefit plans on the same general terms and conditions as applicable to other employees in similar positions who were not related to our executive officers.
SDH Atlanta LLC (formerly SDC Gwinnett LLC), a wholly owned subsidiary of ours, entered into a promissory note with an entity affiliated with Russ Devendorf, our Chief Financial Officer, as lender in August 2018 for a principal aggregate amount of $500,000, which was repaid in full in August 2021. The note accrued interest at a rate of 17.0% per annum. Total interest and prepayment fees totaled $269,486 over the term of the note.
Historically, since August 2016, one of the members of our board of managers was party to a consulting agreement with us pursuant to which he provided services to us in exchange for (i) an annual fee equal to $550,000 plus (ii) eligibility to earn an annual bonus, subject to the terms and conditions therein. During the years ended December 31, 2022, 2021, and 2020, the member of our board of managers earned fees under the consulting agreement of $1,396,841, $895,118, and $849,719, respectively. As of December 31, 2022, 2021, and 2020, we had a balance due to the member of our board of managers under the consulting agreement of $846,841, $345,118, and $299,719, respectively. He also earned compensation of $75,000 each year as a non-employee director. See “Executive compensation—2022 Director compensation table.”
Director and officer indemnification and insurance
Prior to the consummation of this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers. We have also purchased directors’ and officers’ liability insurance. See “Description of Capital Stock—Limitations on Liability and Indemnification of Officers and Directors.”
Our policy regarding related person transactions
Our Board recognizes the fact that transactions with related persons present a heightened risk of conflicts of interests (or the perception thereof). Prior to the consummation of this offering, our Board intends to adopt a written policy on transactions with related persons that is in conformity with the requirements for issuers having publicly held common stock that is listed on the NYSE, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy is intended to cover, with certain exceptions set forth in Item 404 of Regulation S-K, any transaction, arrangement or relationship, or any series of similar transactions, arrangements, or relationships, in which we (including any of our subsidiaries) are, were or will be a participant, where the amount involved exceeds $120,000 in any fiscal year and a related person has, had, or will have a direct or indirect material interest.
Under the policy, our legal staff will be primarily responsible for developing and implementing processes and procedures to obtain information regarding related persons with respect to potential related person transactions and then determining, based on the facts and circumstances, whether such potential related person transactions do, in fact, constitute related person transactions requiring compliance with the policy. If our legal staff determines that a transaction or relationship is a related person transaction requiring compliance with the policy, the General Counsel will be required to present to the audit committee all relevant facts and circumstances relating to the related person transaction. The audit committee will be required review the relevant facts and circumstances of each related person transaction, including if the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party, whether the transaction is inconsistent with the interest of our and its stockholders, and the extent of the related person’s interest in the transaction, take into account the conflicts of interest and corporate opportunity provisions of our code of business conduct and ethics (which will be adopted prior to the completion of this offering), and either approve or disapprove the related person transaction. If advance audit committee approval of a related person transaction requiring the audit committee’s approval is not feasible, then the transaction may be preliminarily entered into by management upon prior approval of the transaction by the Chair of the audit committee subject to ratification of the transaction by the audit committee at the audit committee’s next regularly scheduled meeting; provided, that if ratification is not forthcoming, management will make all reasonable efforts to cancel or annul the transaction. If a transaction was not initially recognized as a related person transaction, upon such recognition the transaction will be presented to the audit committee for ratification at the audit committee’s next regularly scheduled meeting; provided, that if ratification is not forthcoming, management will make all reasonable efforts to cancel or annul the transaction. Management will be required to update the audit committee as to any material changes to any approved or ratified related person transaction and to provide a status report at least annually of all then current related person transactions. No director may participate in approval of a related person transaction for which he or she is a related person.
The following are certain transactions, arrangements, and relationships with our directors, executive officers, and stockholders owning 5% or more of our outstanding Class A common stock and Class B common stock. We believe that the terms of such agreements are as favorable as those we could have obtained from parties not related to us.

Principal stockholders
The following table sets forth information with respect to the beneficial ownership of our Class A common stock and Class B common stock (1) immediately following the consummation of the Transactions (excluding this offering), as described in “Our organizational structure” and (2) as adjusted to give effect to this offering, for:
•	each person known by us to beneficially own more than 5% of our Class A common stock and Class B common stock;
•	each of our directors;
•	each of our named executive officers; and
•	all of our executive officers and directors as a group.
The numbers of shares of Class A common stock and Class B common stock, beneficially owned, percentages of beneficial ownership, and percentages of combined voting power before and after this offering that are set forth below are based on (i) the number of shares and LLC Interests to be issued and outstanding prior to and after this offering, after giving effect to the Transactions and (ii) an assumed initial public offering price of $    per share (the midpoint of the estimated price range set forth on the cover page of this prospectus). See “Our organizational structure.”
The amounts and percentages of Class A common stock, and Class B common stock, beneficially owned are reported on the basis of the regulations of the SEC governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days, provided that any person who acquires any such right with the purpose or effect of changing or influencing the control of the issuer, or in connection with or as a participant in any transaction having such purpose or effect, immediately upon such acquisition shall be deemed to be the beneficial owner of the securities which may be acquired through the exercise of such right. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities. Unless otherwise indicated, the address of all listed stockholders is 110 Village Trail, Suite 215, Woodstock, Georgia 30188.
Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.
	Class A Common Stock Beneficially Owned(1)						Class B Common Stock Beneficially Owned						Combined Voting Power(2)
	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%	%	%
Name of beneficial owner
5% Stockholders
Founder Fund
GSB Holdings
Named Executive Officers and Directors
Thomas L. Bradbury(3)
Gregory S. Bennett(3)
Russell Devendorf
Brett A. Steele
Julie Bradbury
Jeffrey T. Jackson
Neil B. Wedewer
All directors, director designees and executive officers as a group ( persons)(3)
*	Represents beneficial ownership of less than 1%.

(1)
Each LLC Interest (other than LLC Interests held by us) is redeemable from time to time at each holder’s option and is also redeemable in connection with an IPO in the event that the majority of the holders of LLC Interests deliver redemption notices provided that such redemption is pro rata from all members, each at our election (determined solely by our independent directors (within the meaning of the Exchange rules) who are disinterested), for newly-issued shares of our Class A common stock, on a one-for-one basis or, to the extent there is cash available from a secondary offering, a cash payment equal to a volume weighted average market price of one share of Class A common stock, for each LLC Interest so redeemed, in each case, in accordance with the terms of the Smith Douglas LLC Agreement; provided that, at our election (determined solely by our independent directors (within the meaning of the Exchange rules) who are disinterested), we may effect a direct exchange by Smith Douglas Homes Corp. of such Class A common stock, or such cash, as applicable, for such LLC Interests. The Continuing Equity Owners may, subject to certain exceptions, exercise such redemption right for as long as their LLC Interests remain outstanding. See “Certain relationships and related person transactions—Smith Douglas LLC Agreement.” In this table, beneficial ownership of LLC Interests has been reflected as beneficial ownership of shares of our Class A common stock for which such LLC Interests may be exchanged. When an LLC Interest is exchanged by a Continuing Equity Holder, a corresponding share of Class B common stock automatically be transferred to Smith Douglas Homes Corp. for no consideration and canceled.

(2)
Represents the percentage of voting power of our Class A common stock and Class B common stock, voting as a single class. Each share of Class A common stock entitles the registered holder to one vote per share, each share of Class B common stock entitles the registered holder thereof to ten votes per share on all matters presented to stockholders for a vote generally, including the election of directors. The Class A common stock, and Class B common stock, will vote as a single class on all matters except as required by law or our amended and restated certificate of incorporation. Our Class B common stock does not have any of the economic rights (including rights to dividends and distributions upon dissolution or liquidation) associated with our Class A common stock. See “Description of capital stock.”

(3)
Consists of (i)    Class A common units that will be converted into an aggregate    LLC Interests in connection with the Transactions and (ii)    shares of Class B common stock that will be issued in connection with the Transactions.

Description of capital stock
General
Prior to the consummation of this offering, we will file an amended and restated certificate of incorporation and we will adopt our amended and restated bylaws. Our amended and restated certificate of incorporation will authorize capital stock consisting of three classes as follows:
•	shares of Class A common stock, par value $0.0001 per share;
•	shares of Class B common stock, par value $0.0001 per share; and
•	shares of preferred stock, par value $0.0001 per share.
We are selling     shares of Class A common stock in this offering (    shares if the underwriters exercise in full their option to purchase additional shares of our Class A common stock). All shares of our Class A common stock outstanding upon consummation of this offering will be fully paid and non-assessable. We are issuing     shares of Class B common stock to the Continuing Equity Owners in connection with the Transactions (including this offering and the proposed use of proceeds) for nominal consideration.
The following summary describes the material provisions of our capital stock and certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, each of which will become effective prior to the completion of this offering, and of the General Corporation Law of the State of Delaware (the “DGCL”), and is qualified by reference to the amended and restated certificate of incorporation, the amended and restated bylaws and the DGCL. We urge you to read our amended and restated certificate of incorporation and our amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part.
Certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws summarized below may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of common stock.
Common stock
Class A common stock
Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and on which the holders of the Class A common stock are entitled to vote.
Holders of shares of our Class A common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.
Upon our dissolution or liquidation, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class A common stock will be entitled to receive pro rata our remaining assets available for distribution.
Holders of shares of our Class A common stock do not have preemptive, subscription, redemption, or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class A common stock.
Holders of shares of our Class A common stock will vote together with holders of our Class B common stock, as a single class on all matters presented to our stockholders for their vote or approval, except for certain amendments to the amended and restated certificate of incorporation or as otherwise required by applicable law or our amended and restated certificate of incorporation. Any amendment to our amended and restated certificate of incorporation that gives holders of the Class B common stock (i) any rights to receive dividends (subject to certain exceptions) or any other kind of distribution, (ii) any right to convert into or be exchanged for shares of Class A common stock, or (iii) any other economic rights shall, in addition to the vote of the holders of shares of any class or series of our capital stock required by law, also require the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock voting separately as a class.

Class B common stock
Each share of our Class B common stock entitles its holders to ten votes per share on all matters presented to our stockholders and on which the holders of the Class B common stock are entitled to vote; provided, that each share of Class B common stock will only be entitled to one vote per share on all matters presented to our stockholders generally upon the date on which the Continuing Equity Owners cease to hold at least 10% of the aggregate number of shares of all classes of common stock then outstanding.
Shares of Class B common stock will be issued in the future only to the extent necessary to maintain a one-to-one ratio between the number of LLC Interests held by the Continuing Equity Owners and the number of shares of Class B common stock issued to the Continuing Equity Owners. Shares of Class B common stock are transferable only together with an equal number of LLC Interests. Only permitted transferees of LLC Interests held by the Continuing Equity Owners will be permitted transferees of Class B common stock. See “Certain relationships and related person transactions—Smith Douglas LLC Agreement.” The outstanding shares of Class B common stock will be convertible at the option of the holder into shares of Class A common stock on a one-for-one basis. Once converted into Class A common stock, such shares of Class B common stock so converted will not be reissued. Shares of Class B common stock automatically transferred to Smith Douglas Home Corp upon the redemption or exchange of their LLC Interests pursuant to the terms of the Smith Douglas LLC Agreement and will be canceled and may not be reissued.
Holders of shares of our Class B common stock will vote together with holders of our Class A common stock, as a single class on all matters presented to our stockholders for their vote or approval, except for certain amendments to our amended and restated certificate of incorporation described below or as otherwise required by applicable law or our amended and restated certificate of incorporation.
Holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon dissolution or liquidation. Additionally, holders of shares of our Class B common stock do not have preemptive, subscription or redemption rights. There will be no redemption or sinking fund provisions applicable to the Class B common stock. Upon the exchange of an LLC Interest (together with a share of Class B common stock) for Class A common stock, the shares of Class B common stock will be automatically transferred to Smith Douglas Home Corp. for no consideration and will be canceled and no longer outstanding. Such shares of Class B common stock may not be reissued. Any amendment of our amended and restated certificate of incorporation that gives holders of our Class B common stock (1) any rights to receive dividends or any other kind of distribution or (2) any other economic rights will require, in addition to any stockholder approval required by applicable law, the affirmative vote of holders of a majority of the outstanding shares of our Class A common stock voting separately as a class.
Upon the consummation of the Transactions (including this offering and the proposed use of proceeds), the Continuing Equity Owners will own, in the aggregate,     shares of our Class B common stock.
Preferred stock
Upon the consummation of the Transactions and the effectiveness of our amended and restated certificate of incorporation that will become effective immediately prior to the consummation of the Transactions, the total of our authorized shares of preferred stock will be    shares. Upon the consummation of the Transactions, we will have no shares of preferred stock outstanding.
Under the terms of our amended and restated certificate of incorporation that will become effective immediately prior to the consummation of the Transactions, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the number and designation of such series and the powers, rights, preferences, privileges, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, and the qualifications, limitations, or restrictions, of each series of preferred stock.
The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific preferred stock issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings, and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of the voting power of our outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of our Class A common stock by restricting dividends on the Class A common stock, diluting the voting power of the Class A common stock, or subordinating the dissolution or liquidation rights of the Class A common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock.
Registration rights
We intend to enter into a Registration Rights Agreement with the Continuing Equity Owners in connection with this offering pursuant to which such parties will have specified rights to require us to register all or a portion of their shares under the Securities Act. See “Certain relationships and related person transactions—Registration Rights Agreement.”
Forum selection
Our amended and restated certificate of incorporation will provide (A) (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, other employees or stockholder to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws (as either may be amended or restated) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine of the laws of the State of Delaware shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware; and (B) the federal district courts of the U.S. shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Our amended and restated certificate of incorporation will also provide that, to the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock shall be deemed to have notice of and consented to the foregoing. By agreeing to this provision, however, stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.
Dividends
Declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of dividends will be dependent upon our business prospects, results of operations, financial condition, cash requirements and availability, debt repayment obligations, capital expenditure needs, contractual restrictions, covenants in the agreements governing our future indebtedness, industry trends, the provisions of Delaware law affecting the payment of dividends and distributions to stockholders and any other factors our board of directors may consider relevant. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business, and therefore, do not anticipate declaring or paying any cash dividends on our Class A common stock in the foreseeable future. See “Dividend policy” and “Risk factors—Risks related to this offering and ownership of our Class A common stock—Because we have no current plans to pay regular cash dividends on our Class A common stock following this offering, you may not receive any return on investment unless you sell your Class A common stock for a price greater than that which you paid for it.”
Anti-takeover provisions
Our amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect immediately prior to the consummation of the Transactions, will contain provisions that may delay, defer, or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.
Authorized but unissued shares
The authorized but unissued shares of our common stock and our preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the Exchange rules. These additional shares may be used for a variety of corporate finance transactions, acquisitions, and employee benefit plans and, as described under “Certain relationships and related person transactions—Smith Douglas LLC

Agreement—Agreement in effect upon consummation of the Transactions—Common unit redemption right,” funding of redemptions of LLC Interests. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
Board of directors’ vacancies; size of the board
Our amended and restated certificate of incorporation will provide that, subject to the rights of the holders of any series of preferred stock to elect directors, vacant directorships, including newly created seats, shall be filled solely by the affirmative vote of a majority of the total number of directors then in office, even if less than a quorum, or by a sole remaining director. Our amended and restated certificate of incorporation will provide that, subject to the rights of the holders of any series of preferred stock to elect directors, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by our board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our board of directors and will promote continuity of management.
Stockholder action; special meetings of stockholders
Our amended and restated certificate of incorporation will provide that, at any time when the Continuing Equity Owners beneficially own, in the aggregate, at least a majority of the voting power of our outstanding capital stock, our stockholders may take action by consent without a meeting, and at any time when the Continuing Equity Owners beneficially own, in the aggregate, less than the majority of the voting power of our outstanding capital stock, our stockholders may not take action by consent without a meeting, but may only take action at a meeting of stockholders. Our amended and restated certificate of incorporation will further provide that at any time when our Continuing Equity Owners beneficially own, in the aggregate, at least a majority of the voting power of our outstanding capital stock, our stockholders may call a special meeting of stockholders, and at any time when our Continuing Equity Owners beneficially own, in the aggregate, less than the majority of the voting power of our outstanding capital stock, special meetings of our stockholders may be called only by a majority of our board of directors, our Chairman, or our Chief Executive Officer, as applicable, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.
Advance notice requirements for stockholder proposals and director nominations
In addition, our amended and restated bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice and requirements and provide us with certain information in the timeframe set forth in the bylaws. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a qualified stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of our outstanding voting securities until the next stockholder meeting.
No cumulative voting
The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.
Amendment of certificate of incorporation or bylaws
The DGCL provides generally that the affirmative vote of the holders of a majority in voting power of the shares entitled to vote on the matter is required to amend a corporation’s certificate of incorporation, unless a corporation’s certificate of incorporation requires a greater percentage. Our amended and restated certificate of incorporation will provide that the affirmative vote of holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of capital stock, voting as a single class, will be required to amend certain provisions of our amended and restated certificate of incorporation, including provisions relating to amending our amended and restated bylaws, the classified board, the size of our board, removal of directors, director and officer liability, vacancies on our board, special meetings, stockholder notices, actions by written consent and exclusive forum. Our amended and restated certificate of incorporation will provide that the board of directors may adopt, amend, alter, or repeal our bylaws. In addition, our amended and restated certificate of incorporation will provide that the stockholders may also adopt, amend, alter, or repeal our bylaws by the affirmative vote of the holders of at least 66 2/3% of the voting power of the then-outstanding shares of capital stock entitled to vote thereon.
Section 203 of the DGCL
We will opt out of Section 203 of the DGCL, and the restrictions and limitations set forth therein. However, our amended and restated certificate of incorporation will contain provisions that are similar to Section 203 of the DGCL. Specifically, our amended and restated certificate of incorporation will provide that, subject to certain exceptions, we will not be able to engage in a “business combination” with any “interested stockholder” for three years following the time that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors, or, upon becoming an interested stockholder, owned at least 85% of the voting power of the outstanding stock or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.
However, in our case, our Continuing Equity Owners and any of their respective affiliates and any of their respective direct or indirect transferees of our common stock will not be deemed to be “interested stockholders” for the purposes of our amended and restated certificate of incorporation regardless of the percentage of our outstanding voting stock owned by them, and accordingly will not be subject to such restrictions.
Limitations on liability and indemnification of officers and directors
Our amended and restated bylaws provide indemnification for our directors and officers to the fullest extent permitted by Delaware law. Prior to the consummation of the Transactions, we intend to enter into indemnification agreements with each of our directors and executive officers that may, in some cases, be broader than the specific indemnification provisions contained under Delaware law. In addition, as permitted by Delaware law, our amended and restated certificate of incorporation includes provisions that eliminate the personal liability of our directors and certain officers for monetary damages resulting from breaches of certain fiduciary duties as a director or officer, as applicable.
These provisions may be held not to be enforceable for violations of the federal securities laws of the U.S.
Corporate opportunity doctrine
Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors, or stockholders. Our amended and restated certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to the Founder Fund, any of our directors who are employees of or affiliated with the Founder Fund, or any director or stockholder who is not employed by us. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, the Continuing Equity Owners, any of our directors who are employees of or affiliated with the Founder Fund, or any director or stockholder who is not employed by us or our affiliates will not have any duty to refrain from (1) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (2) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by applicable law, if the Founder Fund, any of our directors who are employees of or affiliated with the Founder Fund, or any director or stockholder who is not employed by us acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity, unless such opportunity was expressly offered to them solely in their capacity as a director, executive officer or employee of us or our affiliates. To the fullest extent permitted by Delaware law, no potential transaction or business opportunity may be deemed to be a corporate opportunity of the corporation unless (1) we would be permitted to undertake such transaction or opportunity in accordance with our amended and restated certificate of incorporation, (2) we, at such time have sufficient financial resources to undertake such transaction or opportunity, (3) we have an interest or expectancy in such transaction or opportunity and (4) such transaction or opportunity would be in the same or similar line of our business in which we are engaged or a line of business that is reasonably related to, or a reasonable extension of, such line of business. Our amended and restated certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to an employee director or employee in his or her capacity as a director or employee of Smith Douglas Homes Corp.
Dissenters’ rights of appraisal and payment
Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation or conversion or transfer, domestication or continuance of Smith Douglas Homes Corp. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation or conversion or transfer, domestication or continuance will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.
Stockholders’ derivative actions
Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.
Transfer agent and registrar
The transfer agent and registrar for our Class A common stock will be         .
Trading symbol and market
We intend to apply to list our Class A common stock on the NYSE, under the symbol “SDHC.”

Shares eligible for future sale
Immediately prior to this offering, there was no public market for our Class A common stock. Future sales of substantial amounts of Class A common stock in the public market (including shares of Class A common stock issuable upon redemption or exchange of LLC Interests of our Continuing Equity Owners), or the perception that such sales may occur, could adversely affect the market price of our Class A common stock. Although we intend to apply to have our Class A common stock listed on the Exchange, we cannot assure you that there will be an active public market for our Class A common stock.
Upon the closing of this offering, we will have an aggregate of     shares of Class A common stock outstanding, assuming the issuance of     shares of Class A common stock offered by us in this offering. Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.
None of the shares of Class A common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. Restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including Rules 144 or 701 under the Securities Act, which are summarized below.
In addition, each LLC interest held by our Continuing Equity Owners will be redeemable, at the election of each Continuing Equity Owner, for, at our election (determined solely by our independent directors (within the meaning of the Exchange rules) who are disinterested), newly-issued shares of our Class A common stock on a one-for-one basis or a cash payment equal to a volume weighted average market price of one share of Class A common stock for each LLC Interest so redeemed, in each case, in accordance with the terms of the Smith Douglas LLC Agreement; provided that, at our election (determined solely by our independent directors (within the meaning of the Exchange rules) who are disinterested), we may effect a direct exchange by Smith Douglas Homes Corp. of such Class A common stock or such cash, as applicable, for such LLC Interests. The Continuing Equity Owners may, subject to certain exceptions, exercise such redemption right for as long as their LLC Interests remain outstanding. See “Certain relationships and related person transactions—Smith Douglas LLC Agreement.” Upon consummation of the Transactions, our Continuing Equity Owners will hold     LLC Interests, all of which will be exchangeable for shares of our Class A common stock. The shares of Class A common stock we issue upon such exchanges would be “restricted securities” as defined in Rule 144 unless we register such issuances. However, we will enter into a Registration Rights Agreement with certain of the Continuing Equity Owners that will require us, subject to customary conditions, to register under the Securities Act these shares of Class A common stock. See “Certain relationships and related person transactions—Registration Rights Agreement.”
Lock-up agreements
We, our officers, and directors, and the Continuing Equity Owners will agree that, without the prior written consent of              , we and they will not, subject to certain exceptions, during the period ending 180 days after the date of this prospectus:
•
offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any shares of our Class A common stock, or any options or warrants to purchase any shares of our Class A common stock, or any securities convertible into, or exchangeable for, or that represent the right to receive, shares of our Class A common stock; or

•
engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to, or which reasonably could be expected to lead to, or result in, a sale, loan, pledge or other disposition of shares of our Class A common stock or any securities convertible into or exercisable or exchangeable for shares of our Class A common stock, whether any transaction described above is to be settled by delivery of our Class A common stock or such other securities, in cash or otherwise.

Upon the expiration of the applicable lock-up periods, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above. See “Shares eligible for future sale” for a discussion of certain transfer restrictions.
Rule 144
In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.
A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then-outstanding shares of our Class A common stock or the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements, and the availability of current public information about us.
Rule 701
In general, under Rule 701, any of our employees, directors, officers, consultants, or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of the registration statement of which this prospectus forms a part is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. Our affiliates can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.
Equity plans
We intend to file one or more registration statements on Form S-8 under the Securities Act to register the offer and sale of all shares of Class A common stock issuable under our 2023 Plan.
We expect to file the registration statement covering shares offered pursuant to our 2023 Plan shortly after the date of this prospectus, permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144.
Registration rights
See “Certain relationships and related person transactions—Registration Rights Agreement.”

Material U.S. federal income tax considerations to
Non-U.S. holders of Class A common stock
The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the ownership and disposition of our Class A common stock issued pursuant to this offering but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the ownership and disposition of our Class A common stock.
This discussion is limited to Non-U.S. Holders that hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:
•	U.S. expatriates and former citizens or long-term residents of the United States;
•	persons holding our Class A common stock as part of a straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
•	banks, insurance companies, and other financial institutions;
•	brokers, dealers, or certain electing traders in securities that are subject to a mark-to-market method of tax accounting for their securities;
•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);
•	tax-exempt organizations or governmental organizations;
•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;
•	persons required for U.S. federal income tax purposes to conform the timing of income accruals with respect to our Class A common stock to their financial statements under Section 451(b) of the Code;
•	persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation;
•	tax-qualified retirement plans; and
•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.
If an entity treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of an owner of such an entity will depend on the status of the owner, the activities of such entity and certain determinations made at the owner level. Accordingly, entities treated as partnerships for U.S. federal income tax purposes holding our Class A common stock and the owners of such entities should consult their tax advisors regarding the U.S. federal income tax consequences to them.
THIS DISCUSSION IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder
For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our Class A common stock that is an individual, corporation, estate or trust that is not a “U.S. person.” A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:
•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;
•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•
a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions
As described in the section entitled “Dividend policy,” we do not anticipate declaring or paying any dividends on our Class A common stock in the foreseeable future. However, if we do make distributions of cash or property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute returns of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its Class A common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or other taxable disposition.”
Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.
If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.
Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the rates and in the manner generally applicable to United States persons (as defined by the Code) unless an applicable income tax treaty provides otherwise. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or other taxable disposition
A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless:
•
the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or
•	our Class A common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.
Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the rates and in the manner generally applicable to United States persons (as defined by the Code) unless an applicable income tax treaty provides otherwise. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.
A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our Class A common stock, which may be offset by certain U.S.-source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
With respect to the third bullet point above, we believe that we currently are, and expect to remain for the foreseeable future, a USRPHC for U.S. federal income tax purposes. However, as long as our Class A common stock continues to be regularly traded on an established securities market, only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition and the Non-U.S. Holder’s holding period for the Class A common stock, more than 5% of our Class A common stock will be subject to tax with respect to gain realized on the disposition of our Class A common stock as a result of our status as a USRPHC. We anticipate that our Class A common stock will be regularly traded on an established securities market following this offering. However, no assurance can be given in this regard, and no assurance can be given that our Class A common stock will remain regularly traded in the future. If our Class A common stock were not considered to be regularly traded on an established securities market during the calendar year in which the relevant disposition by a Non-U.S. Holder occurred, such holder (regardless of the percentage of our Class A common stock owned) would be subject to U.S. federal income tax on the taxable disposition of our Class A common stock (as described in the preceding paragraph), and a 15% withholding tax would apply to the gross proceeds from such disposition.
Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.
Information reporting and backup withholding
Payments of dividends on our Class A common stock will not be subject to backup withholding, provided the applicable payor does not have actual knowledge or reason to know the Non-U.S. Holder is a United States person and the Non-U.S. Holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption.
However, information returns are required to be filed with the IRS in connection with any distributions on our Class A common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Class A common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable payor receives the certification described above and does not have actual knowledge or reason to know that such Non-U.S. Holder is a United States person or the Non-U.S. Holder otherwise establishes an exemption. Proceeds of a disposition of our Class A common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Additional withholding tax on payments made to foreign accounts
Withholding may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Class A common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.
If withholding under FATCA is imposed, a beneficial owner that is not a foreign financial institution generally may obtain a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common stock.

Underwriting
We are offering the shares of Class A common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, BofA Securities, Inc., RBC Capital Markets, LLC, and Wells Fargo Securities, LLC, Nomura Securities International, Inc., and WR Securities LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of Class A common stock listed next to its name in the following table:
Name	Number of Shares
J.P. Morgan Securities LLC
BofA Securities, Inc.
RBC Capital Markets, LLC
Wells Fargo Securities, LLC
Nomura Securities International, Inc.
WR Securities, LLC
Total
“Wolfe | Nomura Alliance” is the marketing name used by Wolfe Research Securities and Nomura Securities International, Inc. in connection with certain equity capital markets activities conducted jointly by the firms. Both Nomura Securities International, Inc. and WR Securities, LLC are serving as underwriters in the offering described herein. In addition, WR Securities, LLC and certain of its affiliates may provide sales support services, investor feedback, investor education, and/or other independent equity research services in connection with this offering.
The underwriters are committed to purchase all of the shares of Class A common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased, or the offering may be terminated. The offering of the shares of Class A common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
The underwriters propose to offer the shares of Class A common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $   per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $   per share from the initial public offering price. After the initial offering of the shares of Class A common stock to the public, if all of the shares of Class A common stock are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.
The underwriters have an option to buy up to    additional shares of Class A common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of Class A common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the initial public offering price per share of Class A common stock less the amount paid by the underwriters to us per share of Class A common stock. The underwriting fee is $   per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.
	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share
Total
We estimate that the total expenses of this offering, including registration, filing, and listing fees, printing fees, and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $   . We have agreed to reimburse the underwriters for expenses of up to $    relating to the clearance of this offering with the Financial Industry Regulatory Authority and blue sky fees. The underwriters have agreed to reimburse us for certain expenses in connection with this offering.
A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make internet distributions on the same basis as other allocations.
We have agreed that, subject to certain exceptions, we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with the SEC a registration statement under the Securities Act relating to, any shares of our Class A common stock, or any options, rights or warrants to purchase any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for, or that represent the right to receive, any shares of Class A common stock, including limited liability company interests in the LLC convertible into or exercisable or exchangeable for or that represent the right to receive any shares of our Class A common stock, or publicly disclose the intention to make any offer, sale, pledge, loan, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of Class A common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of      for a period of 180 days after the date of this prospectus.
The restrictions on our actions, as described above, do not apply to certain transactions, including   .
Our executive officers, directors, and holders of substantially all of the LLC Interests immediately prior to this offering (such persons, the lock-up parties) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of 180 days after the date of this prospectus, may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of       , or pursuant to certain limited exceptions, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our Class A common stock or any securities convertible into or exercisable or exchangeable for our Class A common stock (including, without limitation, Class A common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant (collectively with the Class A common stock, the lock-up securities) or (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise, (3) make any demand for or exercise any right with respect to the registration of any lock-up securities or (4) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging, during the restricted period, in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap, or any other derivative transaction or instrument, however described or defined), designed, or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.
The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including    .
       , in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.
We intend to apply to have our Class A common stock approved for listing/quotation on the NYSE under the symbol “SDHC.”
In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing, and selling shares of Class A common stock in the open market for the purpose of preventing or retarding a decline in the market price of the Class A common stock while this offering is in progress. These stabilizing transactions may include making short sales of Class A common stock, which involves the sale by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares of Class A common stock referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares of Class A common stock, in whole or in part, or by purchasing shares of Class A common stock in the open market. In making this determination, the underwriters will consider, among other things, the price of shares of Class A common stock available for purchase in the open market compared to the price at which the underwriters may purchase shares of Class A common stock through the option to purchase additional shares of Class A common stock. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares of Class A common stock in the open market to cover the position.
The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain, or otherwise affect the price of the Class A common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase shares of Class A common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.
These activities may have the effect of raising or maintaining the market price of the Class A common stock or preventing or retarding a decline in the market price of the Class A common stock, and, as a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.
Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:
•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;
•	an assessment of our management;
•	our prospects for future earnings;
•	the general condition of the securities markets at the time of this offering;
•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and
•	other factors deemed relevant by the underwriters and us.
Neither we nor the underwriters can assure investors that an active trading market will develop for our Class A common stock, or that the shares of Class A common stock will trade in the public market at or above the initial public offering price.
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Other relationships
Certain of the underwriters and their affiliates have provided in the past, and may provide from time to time in the future, and our affiliates, certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. Wells Fargo Bank, National Association, an affiliate of Wells Fargo Securities, LLC, which is acting as a joint book-running manager in this offering, is a lender and the administrative agent under our Credit Facility, for which such affiliate has received and may continue to receive customary fees. In addition, affiliates of certain other underwriters are, or may become, lenders under our Credit Facility, for which such affiliates have received and/or may receive, as applicable, customary fees in the future. As a result, such affiliates, including Wells Fargo Bank, National Association, in its capacity as a lender and the administrative agent, will receive a portion of the net proceeds of this offering in connection with the Refinancing. For more information on the Credit Facility and our intended use of proceeds, see the sections entitled “Management's discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Credit Facility” and “Use of proceeds,” respectively. From time to time, certain of the underwriters and their affiliates may also effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. Certain of the underwriters may offer and sell the shares of Class A common stock through one or more of their respective affiliates or other registered broker-dealers or selling agents.
Selling restrictions outside the United States
European Economic Area
In relation to each Member State of the European Economic Area (each, a Member State), no securities have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of securities may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:
•	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;
•	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation;
provided that no such offer of shares shall require us or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.
For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Member State means the communication in any form and by means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase shares, the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).
United Kingdom
In relation to the United Kingdom, no shares of Class A common stock have been offered or will be offered pursuant to this offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares that either (1) has been approved by the Financial Conduct Authority or (2) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provision in Regulation 74 of the Prospectus (Amendment etc.) (EU Exit) Regulations 2019, except that offers of shares may be made to the public in the United Kingdom at any time under the following exemptions under the UK Prospectus Regulation:
•	to any legal entity which is a qualified investor as defined in Article 2 of the UK Prospectus Regulation;
•	to fewer than 150 natural or legal persons (other than qualified investors as defined in Article 2 of the UK Prospectus Regulation); or
•	in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000 (“FSMA”);
provided that no such offer of shares shall require us or any representative to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any relevant state means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
We have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of us or the underwriters.
In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in Article 2 of the UK Prospectus Regulation) (1) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), or (2) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as relevant persons) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the FSMA.
Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Israel
This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968 (the “Securities Law”) and has not been filed with or approved by the Israel Securities Authority. In Israel, this registration statement is being distributed only to, and is directed only at, and any offer of the shares of Class A common stock is directed only at, (1) a limited number of persons in accordance with the Israeli Securities Law and (2) investors listed in the first addendum (the “Addendum”) to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.
Australia
This document:
•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);
•
has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”) as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•
may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act, or Exempt Investors.

The shares of Class A common stock may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares of Class A common stock may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares of Class A common stock may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares of Class A common stock, you represent and warrant to us that you are an Exempt Investor.
As any offer of shares of Class A common stock under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares of Class A common stock you undertake to us that you will not, for a period of 12 months from the date of issue of the shares of Class A common stock, offer, transfer, assign or otherwise alienate those shares of Class A common stock to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.
Canada
The shares of Class A common stock may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the shares of Class A common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Dubai International Financial Centre
This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares of our Class A common stock to which this prospectus relates may be illiquid or subject to restrictions on its resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus, then you should consult an authorized financial advisor.
United Arab Emirates
The shares of Class A common stock have not been, and are not being, publicly offered, sold, promoted, or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.
Hong Kong
The shares of Class A common stock may not be offered or sold in Hong Kong by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or Securities and Futures Ordinance, (2) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares of Class A common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of Class A common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.
Japan
No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended)(the “FIEL”), has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of Class A common stock. Accordingly, the shares of Class A common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.
For Qualified Institutional Investors (“QII”)
Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of Class A common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of Class A common stock. The shares of Class A common stock may only be transferred to QIIs.
For Non-QII Investors
Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of Class A common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of Class A common stock. The shares of Class A common stock may only be transferred en bloc without subdivision to a single investor.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of Class A common stock may not be circulated or distributed, nor may the shares of Class A common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (2) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.
Where the shares of Class A common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.
Where the shares of Class A common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA or (6) as specified in Regulation 32.
Solely for the purposes of our obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 (“CMP Regulations”)) that the shares of Class A common stock are “prescribed capital markets products” (as defined in the CMP Regulations) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Switzerland
This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the shares of Class A common stock. The shares of Class A common stock may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”), and will not be listed on the SIX Swiss Exchange (“SIX”), or on any other stock exchange or regulated trading venue (exchange or multilateral trading facility) in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to, the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading venue (exchange or multilateral trading facility) in Switzerland. Neither this document nor any other offering or marketing material relating to the shares of Class A common stock constitutes a prospectus pursuant to the FinSA, and neither this document nor any other offering or marketing material relating to the shares of Class A common stock or this offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to this offering, us or the shares of Class A common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares of Class A common stock will not be supervised by, the Swiss Financial Market Supervisory Authority (“FINMA”), and the offer of shares of Class A common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares of Class A common stock.

Legal matters
The validity of the shares of Class A common stock offered hereby will be passed upon for us by Latham & Watkins LLP, New York, New York. Davis Polk & Wardwell LLP has acted as counsel for the underwriters in connection with certain legal matters related to this offering.
Experts
The financial statement of Smith Douglas Homes Corp. as of June 20, 2023 and the consolidated financial statements of Smith Douglas Holdings LLC as of December 31, 2022 and 2021 and for the years then ended included in this prospectus and in the registration statement have been so included in reliance on the reports of Ernst & Young LLP, an independent registered public accounting firm, appearing elsewhere herein and in the registration statement, given on the authority of said firm as experts in auditing and accounting.
Unless otherwise indicated, all statistical and economic market data included in this prospectus, and in particular in the sections entitled “Prospectus summary—Market opportunity” and “Market opportunity,” is derived from market information prepared for us by JBREC, a nationally recognized independent research provider and consulting firm, and is included in this prospectus in reliance on JBREC’s authority as an expert in such matters. We have paid JBREC a fee of $40,000 for its services, plus an amount charged at an hourly rate for additional information we may require from JBREC from time to time in connection with its services.
Changes in independent registered public accounting firm
On April 3, 2023 we dismissed Frazier & Deeter, LLC as our independent auditor. We engaged Ernst & Young LLP on May 18, 2023 as our independent registered public accounting firm to audit our consolidated financial statements for the year ended December 31, 2022, and to re-audit our consolidated financial statements for the year ended December 31, 2021, which had previously been audited by Frazier & Deeter, LLC. The audited financial statements included in this prospectus for the years ended December 31, 2022 and 2021 have been audited by Ernst & Young LLP. We were not an SEC filer at the time of Frazier & Deeter, LLC’s replacement by Ernst & Young LLP. The decision to change our independent registered public accounting firm from Frazier & Deeter, LLC to Ernst & Young LLP was approved by the board of directors.
During the fiscal years ended December 31, 2022 and December 31, 2021 and the subsequent interim period through April 3, 2023, there were no disagreements with Frazier & Deeter, LLC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Frazier & Deeter, LLC, would have caused them to make reference thereto in their report on our financial statements for the year ended December 31, 2021. The report of Frazier & Deeter, LLC on our financial statements for the year ended December 31, 2021 did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principle.
During the fiscal years ended December 31, 2022 and December 31, 2021 and the subsequent interim period through April 3, 2023, there were no reportable events, as defined in Item 304(a)(1)(v) of Regulation S-K.
We have provided Frazier & Deeter, LLC with a copy of the foregoing disclosure and requested that Frazier & Deeter, LLC provide a letter addressed to the SEC stating whether it agrees with the above facts and, if not, stating the respects in which it does not agree. A copy of Frazier & Deeter, LLC’s letter, dated July 3, 2023, provided in response to that request, is filed as Exhibit 16.1 to the Registration Statement of which this prospectus forms a part.
During the fiscal years ended December 31, 2022 and December 31, 2021 and the subsequent interim period through April 3, 2023, neither we, nor anyone acting on our behalf, consulted with Ernst & Young LLP on matters that involved the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on our consolidated financial statements or any of the matters described in Item 304(a)(2)(i) or (ii) of Regulation S-K.

Where you can find more information
We have filed with the Securities and Exchange Commission a registration statement on Form S1 under the Securities Act with respect to the shares of Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed with the registration statement. For further information about us and the Class A common stock offered hereby, we refer you to the registration statement and the exhibits filed with the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.
Upon the closing of this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. The SEC also maintains an internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC. The address of that site is www.sec.gov. We also maintain a website at www.smithdouglas.com, through which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

Report of independent registered public accounting firm
To the Sole Shareholder of Smith Douglas Homes Corp.
Opinion on the Financial Statements
We have audited the accompanying balance sheet of Smith Douglas Homes Corp. (the Company) as of June 20, 2023 (Date of Formation), and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at June 20, 2023 (Date of Formation) in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe our audit provides a reasonable basis for our opinion.
/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2023.
Atlanta, Georgia
July 28, 2023

SMITH DOUGLAS HOMES CORP.
Balance Sheet
June	2023
Assets:
Contributions receivable	—
Total assets	$—
Commitments and contingencies (Note 4)
Stockholder’s equity
Common stock $0.0001 per share, 100 shares authorized, no shares issued or outstanding	—
Total stockholders’ equity	$—
See accompanying notes to balance sheet.

SMITH DOUGLAS HOMES CORP.
Notes to Financial Statements
June 20, 2023
Note 1 – Description of business and basis of presentation
Smith Douglas Homes Corp. (the Company) was incorporated in the state of Delaware on June 20, 2023 (Date of Formation). The Company’s fiscal year end is December 31. The Company was formed for the purpose of completing an initial public offering of its common stock and related transactions in order to carry on the business of Smith Douglas Holdings LLC as a publicly-traded entity. The Company’s sole material asset is expected to be an equity interest in Smith Douglas Holdings LLC.
The accompanying balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America. Separate statements of income, stockholders’ equity and cash flows have not been presented because the Company has not engaged in any business or other activities except in connection with its formation. The balance sheet has been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business.
Note 2 – Contributions receivable
Contributions receivable consist of investor contributions not received from investors and totaled $0.01 as of June 20, 2023 (Date of Formation).
Note 3 – Stockholder’s equity
Under the certificate of incorporation in effect as of June 20, 2023 (Date of Formation), the Company is authorized to issue 100 shares of common stock with a par value of $0.0001 per share. As of the Date of Formation, an investor subscribed to purchase 100 shares of the Company’s common stock for $0.01. Such shares were issued when the contribution was received on July 20, 2023.
Note 4 – Commitments and contingencies
The Company may be subject to legal proceedings that arise in the ordinary course of business. There are currently no proceedings to which the Company is a party, nor does the Company have knowledge of any proceedings that are threatened against the Company.
Note 5 – Subsequent events
The Company has evaluated subsequent events through July 28, 2023, the date on which its audited balance sheet was issued.

Report of independent registered public accounting firm
To the Members and the Board of Managers of Smith Douglas Holdings LLC and Subsidiaries
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Smith Douglas Holdings LLC and Subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of income, changes in members’ equity and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe our audits provide a reasonable basis for our opinion.
/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2023.
Atlanta, Georgia
July 28, 2023

SMITH DOUGLAS HOLDINGS LLC AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, (in thousands)	2022	2021
Assets:
Cash and cash equivalents	$29,601	$25,340
Real estate inventory	142,065	138,931
Deposits on real estate under option or contract	33,027	24,803
Real estate not owned	2,446	1,466
Investments in unconsolidated entities	448	2,310
Property and equipment, net	1,306	1,187
Other assets	14,479	7,151
Total assets	$223,372	$201,188

Liabilities:
Accounts payable	$10,935	$8,822
Customer deposits	9,439	9,874
Revolving line of credit	15,000	72,000
Liabilities related to real estate not owned	2,446	1,466
Accrued expenses and other liabilities	21,041	13,510
Total liabilities	58,861	105,672
Commitments and contingencies (Note 14)
Members’ equity	164,511	95,516
Total liabilities and members’ equity	$223,372	$201,188
See accompanying notes to consolidated financial statements.

SMITH DOUGLAS HOLDINGS LLC AND SUBSIDIARIES
Consolidated Statements of Income
Year ended December 31, (in thousands)	2022	2021
Home closing revenue	$755,353	$518,863
Cost of home closings	532,599	395,917

Home closing gross profit	222,754	122,946

Selling, general, and administrative costs	83,269	64,231
Equity in income from unconsolidated entities	(1,120)	(595)
Interest expense	734	1,733
Other (income) loss, net	(573)	188
Forgiveness of Paycheck Protection Program Loan	—	(5,141)
Net income	$140,444	$62,530
See accompanying notes to consolidated financial statements.

SMITH DOUGLAS HOLDINGS LLC AND SUBSIDIARIES
Consolidated Statements of Members’ Equity
Years ended December 31, 2022 and 2021 (In thousands, except number of units)	Class A Units		Class C Units		Class D Units		Total Members’ Equity
	Units	Amount	Units	Amount	Units	Amount
Balance December 31, 2020	111,111	$71,372	2,000	$2,000	600	$600	$73,972
Distributions	—	(40,798)	—	(80)	—	(108)	(40,986)
Net income	—	62,342	—	80	—	108	62,530
Balance December 31, 2021	111,111	92,916	2,000	2,000	600	600	95,516
Distributions	—	(71,261)	—	(80)	—	(108)	(71,449)
Net income	—	140,256	—	80	—	108	140,444
Balance December 31, 2022	111,111	$161,911	2,000	$2,000	600	$600	$164,511
See accompanying notes to consolidated financial statements.

SMITH DOUGLAS HOLDINGS LLC AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Year ended December 31, (in thousands)	2022	2021
Cash flows from operating activities:
Net income	$140,444	$62,530
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	864	987
Gain on sale of property and equipment	(23)	(3)
Accrued incentive compensation expense	2,189	1,450
Abandonment of lot option contracts	366	—
Forgiveness of Paycheck Protection Program Loan	—	(5,141)
Amortization of debt issuance costs	616	938
Equity in earnings from unconsolidated entities	(1,120)	(595)
Distributions of income from unconsolidated entities	1,046	625
Noncash lease expense	439	467
Changes in assets and liabilities:
Real estate inventory	(3,499)	(16,600)
Deposits on real estate under option or contract	(8,590)	(15,181)
Other assets	(6,287)	(1,017)
Accounts payable	2,113	(654)
Customer deposits	(435)	3,664
Accrued expenses and other liabilities	3,972	(600)
Net cash provided by operating activities	132,095	30,870

Cash flows from investing activities:
Purchases of property and equipment	(1,000)	(730)
Net payments to related party	—	(38)
Cash paid for investments in unconsolidated entities	(9)	(844)
Distributions of capital from unconsolidated entities	1,330	2,403
Proceeds from sales of property and equipment	40	56
Net cash provided by investing activities	361	847

Cash flows from financing activities:
Borrowings under revolving credit facility and construction loans	40,000	393,079
Repayments under revolving credit facility and construction loans	(97,000)	(384,956)
Payments on notes payable	(33)	(5,066)
Payments on notes payable - related party	(177)	(82)
Proceeds from sales of real estate not owned	9,146	2,783
Payments related to repurchases of real estate not owned	(8,166)	(1,317)
Distributions to members	(71,449)	(40,986)
Payment of debt issuance costs	(516)	(1,996)
Net cash used in financing activities	(128,195)	(38,541)
Net increase (decrease) in cash and cash equivalents	4,261	(6,824)
Cash and cash equivalents, beginning of year	25,340	32,164
Cash and cash equivalents, end of year	$29,601	$25,340
See accompanying notes to consolidated financial statements.

SMITH DOUGLAS HOLDINGS LLC AND SUBSIDIARIES
Consolidated Statements of Cash Flows – Continued
Year ended December 31, (in thousands)	2022	2021
Supplemental Disclosure of Cash Flow Information:
Cash paid for interest, net of amounts capitalized	$134	$988
Real estate inventory distributed to the Company by unconsolidated entities	$615	$345
Right-of-use assets obtained in exchange for new operating lease liabilities	$1,580	$241
See accompanying notes to consolidated financial statements.

SMITH DOUGLAS HOLDINGS LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2022 and 2021
Note 1 – Description of business and summary of significant accounting policies:
Nature of business
Smith Douglas Holdings LLC and Subsidiaries (the Company) is a builder of single-family homes in communities in certain markets in the southeastern United States. The Company’s homes and communities are primarily targeted to first-time and empty-nest homebuyers. The Company currently operates in metropolitan Atlanta, Birmingham, Charlotte, Huntsville, Nashville, and Raleigh. The Company operates a land-light business model whereby the Company typically purchases finished lots via lot-option contracts from various third-party land developers or land bankers. Additionally, the Company offers title insurance services through an unconsolidated title company.
Basis of presentation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and include the accounts of Smith Douglas Holdings LLC and those of the consolidated subsidiaries in which the Company has a controlling financial interest. All intercompany balances and transactions have been eliminated in consolidation. Investments in unconsolidated entities in which the Company has less than a controlling financial interest are accounted for using the equity method.
Use of estimates in the preparation of consolidated financial statements
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.
Cash and cash equivalents
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As of December 31, 2022 and 2021, the majority of cash and cash equivalents were in demand deposit accounts with major financial institutions. At various times throughout the year, the Company may have cash deposited with these financial institutions that exceeds federally insured limits, and the Company could be negatively impacted if the underlying financial institutions fail or are subject to other adverse conditions. To date, the Company has experienced no loss or diminished access to cash in its demand deposit accounts.
Real estate inventory
Real estate inventory consists primarily of the capitalized costs of finished homes, homes under construction, and residential lots. The Company includes the costs of lot acquisitions, development, direct home construction, capitalized interest, closing costs and direct and certain indirect overhead costs incurred during home construction in real estate inventory.
Real estate inventory is stated at cost unless the community is determined to be impaired, at which point the inventory is written down to fair value as required by Accounting Standards Codification (ASC) Topic 360-10, Property, Plant, and Equipment. The Company reviews its real estate inventory for indicators of potential impairment on a quarterly basis at the community level considering market and economic conditions, current sales absorption rates and recent profitability of new home sales. When an indicator of impairment is identified, the Company prepares and analyzes cash flows at the community level on an undiscounted basis. If the undiscounted cash flows are less than the community’s carrying value, the Company generally estimates the fair value using the estimated future discounted cash flows of the respective community. A community with a fair value less than its carrying value is written down to such fair value and resulting losses are reported within cost of home closings in the accompanying consolidated statements of income. No impairments were recognized during the years ended December 31, 2022 and 2021.
Deposits on real estate under option or contract
Deposits paid related to land and lot option purchase contracts are recorded and classified as deposits on real estate under option or contract until the related lots are purchased. Deposits are reclassified as a component of real estate inventory at the time the deposit is used to offset the acquisition price of the lots based on the terms of the underlying agreements. To the extent they are non-refundable, deposits are expensed to cost of home closings if the option agreement is terminated or lot acquisition is no longer considered probable. Since the Company’s land and lot option contracts typically do not require specific performance, the Company does not consider such contracts to be contractual obligations to purchase the lots and total exposure to loss under such contracts is limited to non-refundable deposits and any capitalized pre-acquisition costs. For the year ended December 31, 2022, the Company wrote off $0.4 million of deposits associated with terminated option contracts. Such charge is included in cost of home closings in the accompanying 2022 consolidated statement of income. There were no deposit write-offs during the year ended December 31, 2021. See Note 11 for information on land and lot option contracts.
Real estate not owned
In limited circumstances, the Company may sell finished lots it owns to a land banker and simultaneously enter into an option agreement to repurchase those finished lots. In accordance with ASC 606-10-55-70, these transactions are considered a financing arrangement rather than a sale because of the Company’s options to repurchase these parcels at a higher price. During 2022 and 2021, the Company sold 148 finished lots at cost for approximately $9.1 million and 68 finished lots at cost for approximately $2.8 million, respectively, to a then member of the Company’s Board of Managers. As of December 31, 2022 and 2021, approximately $2.4 million and $1.5 million, respectively, was recorded to real estate not owned, with a corresponding amount of approximately $2.4 million and $1.5 million, respectively, recorded to liabilities related to real estate not owned for the remaining balance of net cash received from the transactions for lots not yet repurchased (see Note 15 for information on transactions with related parties). The liabilities related to real estate not owned are excluded from the Company’s debt covenant calculations.
Investments in unconsolidated entities
Investments in unconsolidated entities, in which the Company has an ownership percentage interest or otherwise exercises significant influence, are accounted for under the equity method of accounting and are carried at cost, adjusted for the Company’s proportionate share of earnings or losses and distributions. For cash flow classification, to the extent distributions do not exceed cumulative earnings, the Company designates such distributions as return on capital. Distributions in excess of cumulative earnings are treated as return of capital. The Company regularly reviews its investments in unconsolidated entities to determine whether there is a decline in fair value below book value. If there is a decline that is other-than-temporary, the investment is written down to fair value. There were no other-than-temporary impairments of investments in unconsolidated entities recognized during the years ended December 31, 2022 and 2021.
Property and equipment
Property and equipment are recorded at cost. Depreciation is generally recorded using the straight-line method over the estimated useful lives of the assets, which range from two to five years. Expenditures for maintenance and repairs are charged to expense as incurred. Additions and betterments are capitalized. The cost of property and equipment sold or otherwise disposed of, and the accumulated depreciation thereon, is eliminated from the property and equipment and accumulated depreciation accounts, and gains and losses are reflected in other income in the accompanying consolidated statements of income.

Other assets
Other assets consist of the following as of December 31, (in thousands):
	2022	2021
Development reimbursement receivables from land bankers (Note 11)	$8,993	$3,608
Debt issuance costs, net of accumulated amortization	1,315	1,416
Prepaid insurance and other expenses	995	558
Operating lease right-of-use assets	2,048	907
Other assets	1,128	662
Total other assets	$14,479	$7,151
Debt issuance costs represent the fees associated with the Company’s revolving credit facility. These costs are recorded in the accompanying consolidated balance sheets within other assets and amortized using the straight-line method over the term of the credit facility. As of December 31, 2022 and 2021, debt issuance costs net of accumulated amortization totaled $1.3 million and $1.4 million, respectively. Amortization of debt issuance costs was approximately $0.6 million and $0.9 million for the years ended December 31, 2022 and 2021, respectively, and is included in interest expense in the accompanying consolidated statements of income.
Warranty reserves
Homebuyers are provided with a limited warranty against certain building defects for up to one year after the home closing and a limited warranty against structural claims for up to 10 years after the home closing. The Company estimates the costs to be incurred under these warranties and records a liability in the amount of such costs at the time revenue is recognized. Such costs primarily include repairs of minor construction and cosmetic defects associated with homeowner claims. The Company estimates warranty reserves based on historical data and trends for its communities and periodically assesses the adequacy of its recorded warranty liability and adjusts the amounts as necessary. Warranty reserves are included in accrued expenses and other liabilities in the accompanying consolidated balance sheets, and additions and adjustments to the reserves are included in cost of home closings within the accompanying consolidated statements of income. Actual warranty costs could differ from the current estimates.
Leases
ASC Topic 842, Leases, provides practical expedients and accounting policy elections for ongoing lease accounting. The Company has elected the recognition exemption for short-term leases for all leases that qualify. Under this exemption, the Company will not recognize right-of-use (ROU) assets or lease liabilities for those leases that qualify as a short-term lease (a lease term of 12 months of less), which includes not recognizing ROU assets or lease liabilities for existing short-term leases of those assets in transition. The Company has also elected the practical expedient to not separate lease and non-lease components for all existing asset classes.
Revenue recognition
The Company recognizes revenue when a home closes with a homebuyer and title and possession of the property are transferred to that homebuyer. The Company’s performance obligation, to deliver the home, is generally satisfied in less than one year from the original contract date.
When the Company executes sales contracts with its homebuyers, or when it requires advance payment from homebuyers for custom changes, upgrades or options related to their homes, the cash deposits received are recorded as contract liabilities until the homes are closed or the contracts are canceled. The Company either retains or refunds to the customer deposits on canceled sales contracts, depending upon the applicable provisions of the contract or other circumstances. As of December 31, 2022 and 2021, customer deposits totaled $9.4 million and $9.9 million, respectively. Substantially all customer deposits are recognized in revenue within one year of being received from homebuyers.

Cost of home closings
Cost of home closings includes the costs of lot acquisition, development, direct home construction, capitalized interest, closing costs, direct and certain indirect overhead costs and estimated warranty for the homes. Estimates of costs incurred or to be incurred but not paid are accrued and expensed at the time of closing.
Income taxes
The Company operates as a limited liability company and is treated as a partnership for income tax purposes. Accordingly, the Company incurs no significant liability for federal or state income taxes, since the taxable income or loss is passed through to its Members. The Company incurs liabilities for certain state taxes payable directly by the Company, which are not significant and for which the expense is included in selling, general and administrative costs in the accompanying consolidated statements of income.
The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authority, based on the technical merits of the position. As of December 31, 2022 and 2021, there were no known items which would result in a significant accrual for uncertain tax positions.
Advertising costs
The Company expenses advertising costs as they are incurred. Advertising expense, which is included in selling, general and administrative costs in the accompanying consolidated statements of income, was approximately $3.3 million and $2.6 million for the years ended December 31, 2022 and 2021, respectively.
Fair value of financial instruments
ASC Topic 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value and disclosing fair value measurements. ASC Topic 820 establishes a three-level hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs in measuring fair value. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability on the measurement date.
•	Level 1 – Valuation is based on quoted prices in active markets for identical assets and liabilities;
•
Level 2 – Valuation is determined from quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar instruments in markets that are not active, or by model-based techniques in which all significant inputs are observable in the market;

•
Level 3 – Valuation is derived from model-based techniques in which at least one significant input is unobservable and based on the Company’s own estimates about the assumptions that market participants would use to value the asset or liability.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The Company’s assessment of the significance of particular inputs to those fair value measurements requires judgment and considers factors specific to each asset or liability.
The Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable, and notes payable.
The Company has no financial instruments that are required to be reported at fair value in the Company’s financial statements on a recurring or non-recurring basis as of December 31, 2022 and 2021 and for the years then ended. The Company measures the fair value of its financial instruments for disclosure purposes. The carrying amounts of cash and cash equivalents, receivables, and accounts payable approximate fair value due to their liquid nature and short-term maturities and are classified as Level 1 fair value instruments.
The carrying value of the Company’s debt approximates fair value due to variable rate terms that approximate market rates and short-term nature and are classified as Level 2 fair value instruments.
Recent accounting pronouncements
In June 2016, the FASB issued Accounting Standards Update No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASU 2016-13), which changes the impairment model for most financial assets and certain other instruments from an incurred loss approach to a new expected credit loss methodology. The Company adopted ASU 2016-13 using the modified retrospective method effective January 1, 2021. The adoption of ASU 2016-13 did not have a material impact on the Company’s consolidated financial statements and related disclosures.
There are no recent accounting pronouncements that are applicable to the Company and have not been adopted in the accompanying consolidated financial statements.
Note 2 – Real estate inventory and capitalized interest:
A summary of real estate inventory is as follows as of December 31, (in thousands):
	2022	2021
Lots held for construction	$27,467	$20,629
Homes under construction, completed homes, and model homes	114,598	118,302
Total real estate inventory	$142,065	$138,931
The Company capitalizes into real estate inventory interest costs incurred on homes under construction during the construction period until substantial completion. The Company does not capitalize interest on homes where construction has been suspended.
A summary of capitalized interest is as follows (in thousands):
	2022	2021
Capitalized interest, beginning of year	$1,017	$958
Interest incurred	3,591	3,827
Interest expensed	(734)	(1,733)
Interest charged to cost of home closings	(2,757)	(2,035)
Capitalized interest, end of year	$1,117	$1,017
Note 3 – Property and equipment:
Property and equipment consists of the following as of December 31, (in thousands):
	2022	2021
Automobiles	$311	$368
Airplanes	1,141	1,141
Furniture and fixtures	2,954	2,473
Computer equipment	40	97
	4,446	4,079
Less: Accumulated depreciation and amortization	(3,140)	(2,892)
Net property and equipment	$1,306	$1,187
Depreciation expense was $0.9 million and $1.0 million for the years ended December 31, 2022 and 2021, respectively.
Note 4 – Revolving line of credit and notes payable:
In October 2021, the Company entered into a $175.0 million unsecured revolving credit facility (the Credit Facility) maturing in October 2024. The Credit Facility includes a $25.0 million accordion feature, subject to additional commitments, and provides that up to $10.0 million may be used for letters of credit. Borrowings under the Credit Facility bear interest at the Prime Rate, as defined, plus an applicable margin ranging from minus 10 basis points to 25 basis points based on the Company’s leverage ratio as determined in accordance with a pricing grid.
The Credit Facility contains certain financial covenants, including, among others, (a) a minimum tangible net worth requirement, (b) a maximum leverage ratio, (c) a maximum ratio of EBITDA to interest incurred, and (d) a minimum liquidity requirement. As of December 31, 2022, the Company was in compliance with all covenants under the Credit Facility.

In December 2022, the Credit Facility was amended to extend the maturity date to December 19, 2025 and reduce the applicable margin to minus 25 basis points to 20 basis points based on the Company’s leverage ratio. As of December 31, 2022 and 2021, the interest rate on outstanding borrowings under the Credit Facility was 7.25% and 3.30%, respectively.
In April 2023, the Company received a waiver from the Lenders to extend the requirement to submit annual audited financial statements to June 30, 2023. Subsequently, in June 2023, the Company received another waiver extending the requirement to July 31, 2023.
As of December 31, 2022 and 2021, outstanding borrowings under the Credit Facility totaled $15.0 million and $72.0 million, respectively, with no outstanding letters of credit. Availability as determined in accordance with the Borrowing Base, as defined, totaled approximately $102.6 million as of December 31, 2022.
The Company also has loans payable to banks collateralized by vehicles purchased from the proceeds of the loans with outstanding balances of $15,000 and $48,000 as of December 31, 2022 and 2021, respectively, which are included in accrued expenses and other liabilities in the accompanying consolidated balance sheets.
Future maturities of notes payable to third parties, including borrowings under the Credit Facility, are as follows as of December 31, 2022 (in thousands):
Year ending December 31,
2023	$—
2024	—
2025	15,000
$15,000
Note 5 – Accrued expenses and other liabilities:
Accrued expenses and other liabilities as of December 31, 2022 and 2021 consisted of the following (in thousands):
	2022	2021
Payroll and related liabilities	$8,486	$5,395
Accrued incentive compensation	4,528	2,794
Warranty reserves	2,071	1,516
Lease liabilities	2,077	920
Due to related parties and notes payable - related party	1,316	1,493
Other liabilities	2,563	1,392
Total accrued expenses and other liabilities	$21,041	$13,510
Note 6 – Warranty reserve:
A summary of the activity in the Company’s warranty liability account is as follows (in thousands):
Year ended December 31,	2022	2021
Balance, beginning of year	$1,516	$1,177
Additions to reserve from new home closings	1,509	1,028
Warranty claims	(774)	(581)
Adjustments to pre-existing reserves	(180)	(108)
Balance, end of year	$2,071	$1,516
Note 7 – Accrued incentive compensation:
The Company has incentive compensation agreements in place with certain employees, whereby a portion of the employee’s annual bonus is paid over a 3-year period. The long-term incentive compensation vests annually over the three-year period and is forfeited if the employee terminates employment with the

Company for any reason or, in some cases, leaves without good reason or is terminated for cause. In addition, in some cases, such long-term incentive compensation vests immediately upon a change in control or sale of the Company. The Company recognized $2.2 million and $1.4 million of deferred compensation expense related to the incentive compensation agreements for the years ended December 31, 2022 and 2021, respectively, which is included in selling, general and administrative costs within the accompanying consolidated statements of income. As of December 31, 2022 and 2021, the Company had accumulated a total liability of $4.5 million and $2.8 million, respectively, related to the incentive compensation agreements, which is included in accrued expenses and other liabilities in the accompanying consolidated balance sheets.
Note 8 – Paycheck Protection Program loan:
In response to the COVID-19 pandemic, the U.S. Small Business Administration (SBA) made available low-interest rate loans to qualified small businesses under its Paycheck Protection Program (PPP). On May 4, 2020, the Company obtained a $5.1 million PPP loan from the SBA. The PPP Loan was set to mature in May 2022 and accrued interest at a rate of 1.00% per annum. The PPP loan, including related accrued interest, was eligible to be forgiven by the SBA if certain requirements were met, including the use of funds for costs incurred for payroll, rent, utilities, and other allowable expenses in 2020.
On August 16, 2021, the Company received full forgiveness of the PPP Loan totaling $5.1 million. As a result, the Company recognized a gain on the forgiveness of debt in the amount of the indebtedness during the year ended December 31, 2021 in the accompanying 2021 consolidated statement of income.
Note 9 – Leases:
The Company leases certain office space and equipment for use in its operations. The Company assesses each of these contracts to determine whether the arrangement contains a lease as defined by ASC Topic 842. In order to meet the definition of a lease under ASC Topic 842, the contractual arrangement must convey to the Company the right to control the use of an identifiable asset for a period of time in exchange for consideration. The Company recognizes lease expense for these leases on a straight-line basis over the lease term. Some leases contain renewal options and in accordance with ASC Topic 842, the lease term includes those renewals only to the extent that they are reasonably certain to be exercised.
In accordance with ASC Topic 842, the lease liability is equal to the present value of the remaining lease payments while the ROU asset is based on the lease liability, subject to adjustment, such as for lease incentives. The Company’s leases do not provide a readily determinable implicit interest rate and, therefore, the Company must estimate its incremental borrowing rate. In determining an appropriate incremental borrowing rate, the Company considers the lease period, market interest rates, current interest rates on the Company’s notes payable and the effects of collateralization.
The Company’s lease population at December 31, 2022 and 2021 is comprised of operating leases where the Company is the lessee, and these leases are primarily for office space for corporate and division offices, as well as certain equipment leases.
Lease cost included in the consolidated statements of income as a component of selling, general and administrative costs is presented in the table below (in thousands).
Year ended December 31,	2022	2021
Operating lease costs	$528	$501
Variable lease costs - operating	$166	$179
ROU assets are included within other assets in the accompanying consolidated balance sheets, and lease liabilities are included within accrued expenses and other liabilities in the accompanying consolidated balance sheets.

The following table presents additional information about the Company’s leases (dollars in thousands):
As of December 31,	2022	2021
ROU assets	$2,048	$907
Lease liabilities	$2,077	$920
Weighted average remaining lease term (in months)	61	32
Weighted average discount rate	6.01%	3.79%
As of December 31, 2022, the future minimum payments required under operating leases are as follows (in thousands):
Year ending December 31,
2023	$555
2024	437
2025	403
2026	410
2027	368
Thereafter	250
Total lease payments	2,423
Less imputed interest	(346)
Total lease liability	$2,077
Note 10 – Investments in unconsolidated entities:
The Company has non-controlling equity interests in various entities. The Company uses the equity method of accounting for these investments. During the years ended December 31, 2022 and 2021, the Company contributed approximately $9,000 and $0.8 million, respectively, to the entities. The Company’s proportionate share of the entities’ income during the years ended December 31, 2022 and 2021 was $1.1 million and $0.6 million, respectively. The entities also distributed $3.0 million and $3.4 million, of which $2.4 million and $3.1 million was cash and $0.6 million and $0.3 million was non-cash, respectively, to the Company during the years ended December 31, 2022 and 2021, respectively, resulting in a total equity investment of $0.4 million and $2.3 million at December 31, 2022 and 2021, respectively.
The Company does not consolidate the investments because the Company does not have a controlling interest in them.
Note 11 - Variable interest entities:
The Company enters into lot option agreements to procure finished lots for the construction of homes in the future. Pursuant to these option agreements, the Company generally provides a deposit to the seller as consideration for the right to purchase lots at different times in the future at predetermined prices. Such contracts enable the Company to defer acquiring portions of properties owned by third parties or unconsolidated entities until the Company has determined whether and when to exercise the option, which may serve to reduce the Company’s financial risks associated with long-term land holdings.
Based on the provisions of the relevant accounting guidance, the Company has concluded that when it enters into an option or purchase agreement to acquire lots from an entity, a variable interest entity (VIE) may be created. The Company evaluates all option and purchase agreements and amendments for land to determine if the related entity is a VIE. ASC Topic 810, Consolidation, requires that for each VIE, the Company assesses whether it is the primary beneficiary.
In order to determine if the Company is the primary beneficiary, the Company must first assess whether it has the ability to control the activities of the VIE that most significantly impact its economic performance. Such activities include, but are not limited to, the ability to determine the budget and scope of land development work, if any; the ability to control financing decisions for the VIE; the ability to acquire additional land into the VIE or dispose of land in the VIE not under contract with the Company; and the ability to change or amend the existing option contract with the VIE. If the Company does not control such activities, the Company is not considered the primary beneficiary of the VIE. If the Company has the ability to control such activities, the Company will continue its analysis by determining if the Company is also expected to absorb a potentially significant amount of the VIE’s losses or, if no party absorbs the majority of such losses, if the Company will benefit from a potentially significant amount of the VIE’s expected gains. As of December 31, 2022 and 2021, the Company was not identified as the primary beneficiary of any VIEs associated with option and purchase agreements. Therefore, no such VIEs required consolidation under ASC Topic 810.
In all cases, creditors of the entities with which the Company has option agreements have no recourse against the Company and the maximum exposure to loss in option agreements is limited to the Company’s option deposits and any capitalized pre-acquisition costs. In certain instances where the Company has entered into option agreements to purchase finished lots from a land banker, the Company may also enter into an agreement to complete the development of the lots on behalf of the land banker at a fixed cost. The Company may be at risk for items over budget related to the development of the property under option. Any unpaid amounts under these development agreements are recorded as development reimbursement receivables from land bankers and are included in other assets (see Note 1 for information on other assets).
The following provides a summary of the Company’s interests in land option agreements (in thousands):
December 31, 2022	Deposits or investments	Remaining purchase price
Option contracts	$33,027	$420,136
Option contracts with unconsolidated entities	319	3,145
Total option contracts	$33,346	$423,281
December 31, 2021	Deposits or investments	Remaining purchase price
Option contracts	$24,889	$426,580
Option contracts with unconsolidated entities	2,255	13,936
Total option contracts	$27,144	$440,516
Deposits on option contracts are included in deposits on real estate under option or contract, and investments in option contracts with unconsolidated entities are included in investments in unconsolidated entities in the accompanying consolidated balance sheets.
For lot option contracts where the lot seller entity is not required to be consolidated under the variable interest model, the Company considers whether such contracts should be accounted for as financing arrangements. Lot option contracts that may be considered financing arrangements include those entered into with third-party land banks or developers in conjunction with such third parties acquiring a specific land parcel(s) on the Company’s behalf, at the Company’s direction, and those with other landowners where the Company or its designee makes improvements to the optioned land parcel(s) during the applicable option period. For these lot option contracts, the Company records the remaining purchase price of the associated land parcel(s) in inventories in its consolidated balance sheets with a corresponding financing obligation if the Company determines that it is effectively compelled to exercise the option to purchase the land parcel(s). In making this determination with respect to a land option contracts, the Company considers the non-refundable deposit(s), any capitalized pre-acquisition costs and additional costs associated with abandoning the contract.
As a result of such evaluations of lot option contracts, no lot option contracts were determined to be financing arrangements for which the remaining purchase price should be recorded as a financing obligation in the accompanying consolidated balance sheets.

Note 12 – Members’ equity:
The Company has authorized 111,111 Class A Units, 2,000 Class C Units, and 600 Class D Units. The Board of Managers has control over all activities of the Company. A Class A Unitholder has the right to determine the number and designate the Managers composing the Board of Managers of the Company.
The Class C Unitholders and the Class D Unitholders are entitled to preferred distributions, which are generally declared and paid on a quarterly basis. Such distributions for the Class C Units compound on a quarterly basis at the rate of four percent (4%) per annum during the period from the Class C Issuance Date on the aggregate Capital Contributions made with respect to such Units. Such distributions for the Class D Units are compounding on a quarterly basis at the rate of eighteen percent (18%) per annum during the period from the Class D Issuance Date on the aggregate Capital Contributions made with respect to such Units.
Other than distributions for tax purposes, the amount of distributions to Class A Unitholders are limited until all preferred distributions due to the Class C Unitholders and Class D Unitholders have been paid in full.
In the event of a dissolution and liquidation of the Company, payments will be made in accordance with the Company’s Seventh Amended and Restated Operating Agreement as follows:
(a)
First, to the holders of outstanding Class D Units (ratably based upon the number of Class D Units held by each) until such holders have received an amount equal to any unpaid Class D preferred distribution plus $1,000 for each outstanding Class D Unit;

(b)
Second, if assets remain to be distributed, to the holders of outstanding Class C Units (ratably based upon the number of Class C Units held by each) until such holders have received an amount equal to any unpaid Class C preferred distribution plus $2,000,000;

(c)	Then any assets remaining are distributed among Class A Unitholders.
Note 13 – Employee benefit plan:
The Company has a defined contribution 401(k) plan, which is offered to all employees who have attained the age of 21 and meet the minimum service requirements as defined in the plan document. Employer contributions under the plan are at management’s discretion. During the years ended December 31, 2022 and 2021, employer contributions to the plan totaled $1.2 million and $1.1 million, respectively, and are included in selling, general and administrative costs within the accompanying consolidated statements of income. Participants are immediately vested in all contributions and earnings thereon.
Note 14 – Commitments and contingencies:
The Company is subject to certain contingent liabilities resulting from litigation, claims, and other commitments which arise in the ordinary course of business. Management and legal counsel believe that the probable resolution of such contingencies will not materially affect the financial position, results of operations, or cash flows of the Company.
In the normal course of business, the Company posts letters of credit and performance and other surety bonds related to certain development obligations with local municipalities, government agencies and developers. As of December 31, 2022 and 2021, performance and surety bonds totaled $21.4 million and $12.2 million, respectively. There were no letters of credit outstanding as of December 31, 2022 and 2021.
Note 15 – Transactions with related parties:
The Company rents office space under a lease with JBB Cherokee Holdings LLC, an entity affiliated by common ownership. Related party lease cost included in the accompanying consolidated statements of income as a component of selling, general and administrative costs is presented in the table below (in thousands).
Year ended December 31,	2022	2021
Operating lease costs (related party)	$314	$268
Variable lease costs - operating (related party)	$73	$99

As of December 31, 2022, the future minimum payments required under operating leases with related parties are as follows (in thousands):
Year ending December 31,
2023	$327
2024	337
2025	347
2026	357
2027	368
Thereafter	250
Total lease payments	1,986
Less imputed interest	(323)
Total lease liability (related party)	$1,663
Payments under the office lease agreement, along with costs associated with the office space, totaled $0.4 million during the years ended December 31, 2022 and 2021, which are included in selling, general, and administrative costs in the accompanying consolidated statements of income.
During the years ended December 31, 2022 and 2021, the Company incurred and paid $0.4 million in the aggregate each year to certain entities affiliated by common ownership for use of facilities related to business development and vendor relations, which is included in selling, general, and administrative costs in the accompanying consolidated statements of income.
While the Company typically enters into lot option agreements whereby a deposit is provided to the seller, the Company has in the past, in lieu of providing a deposit, invested a minority interest in certain of the land banking entities with which it contracts. During the years ended December 31, 2022 and 2021, the Company purchased 127 and 275 lots totaling approximately $11.5 million and $25.1 million, respectively, under lot option agreements with unconsolidated land bank entities in which the Company has a non-controlling ownership interest. As of December 31, 2022 and 2021, the Company had deposits totaling $0.3 million and $2.3 million, respectively, which are included in investments in unconsolidated entities in the accompanying consolidated balance sheets, with a total remaining purchase price under these lot option agreements of $3.1 million for 48 lots and $13.9 million for 167 lots, respectively. The Company has identified these entities as VIEs; however, the Company has not been identified as the primary beneficiary of the VIEs and the entities are not consolidated in the accompanying consolidated financial statements (see Note 11 for information related to VIEs).
The Company has entered into lot option transactions with a then member of the Company’s Board of Managers. During the years ended December 31, 2022 and 2021, the Company purchased 317 lots totaling $17.9 million and 96 lots totaling $6.4 million, respectively, related to these lot option agreements. As of December 31, 2022 and 2021, the Company had deposits totaling $3.0 million and $1.0 million, respectively, which are included in deposits on real estate under option or contract in the accompanying consolidated balance sheets, with a total remaining purchase price under these lot option agreements of $29.5 million and $9.5 million, respectively. These amounts include the lot option agreements associated with real estate not owned described in Note 1.
The Company charters aircraft services from companies that are controlled by a related entity of the Company’s managing member. Expenses incurred and paid to these companies under a dry lease agreement for the use of the aircraft for business travel totaled approximately $0.2 million and $0.1 million for the years ended December 31, 2022 and 2021, respectively, which are included in selling, general, and administrative costs in the accompanying consolidated statements of income.
Historically, since August 2016, one of the members of the Company’s Board of Managers was party to a consulting agreement with the Company pursuant to which he provided services to the Company in exchange for (i) an annual fee equal to approximately $0.6 million plus (ii) eligibility to earn an annual bonus, subject to the terms and conditions therein. During the years ended December 31, 2022 and 2021, the member of the Company’s Board of Managers earned fees under the consulting agreement of approximately $1.4 million and $0.9 million, respectively, which is included in selling, general and administrative costs in the accompanying consolidated statements of income. As of December 31, 2022 and 2021, the Company had a balance due to the member of the Company's board of managers under the consulting agreement of approximately $0.8 million and $0.3 million, respectively, which is included in accrued expenses and other liabilities in the accompanying consolidated balance sheets.
The Company has two uncollateralized notes payable bearing interest at 2.12% and 2.56%, respectively, and other payables to certain related parties for the purchase of airplanes totaling $1.3 million and $1.5 million as of December 31, 2022 and 2021, respectively, which are included in accrued expenses and other liabilities in the accompanying consolidated balance sheets.
The Company has related party receivables totaling approximately $0.1 million as of both December 31, 2022 and 2021 for various expenses paid by the Company on behalf of the related party, which are included in other assets in the consolidated balance sheets.
As of December 31, 2022 and 2021, the Company has a balance due to related parties of $14,000 and $13,000, respectively, for various expenses paid by the related parties on behalf of the Company, which is included in accrued expenses and other liabilities in the accompanying consolidated balance sheets.
The Company entered into a promissory note with an entity affiliated with the Company’s Chief Financial Officer, as lender in August 2018 for a principal aggregate amount of $0.5 million, which was repaid in full in August 2021. The note accrued interest at a rate of 17.0% per annum.
Note 16 – Segment information:
The Company operates one principal homebuilding business that is organized, managed and reported by geographic division. Management of the five geographic divisions report to the Company’s chief operating decision maker (CODM), which consists of the Chief Executive Officer and Chief Financial Officer of the Company. The CODM reviews the results of operations, including, among other things, total revenue and net income to assess profitability and allocate resources. Accordingly, the Company has presented its operations for the following five reportable segments: Alabama, Atlanta, Charlotte, Nashville and Raleigh. Each reportable segment follows the accounting policies described in Note 1.
The following tables summarize financial information by segment (in thousands):
Year ended December 31,	2022	2021
Home closing revenue:
Alabama	$96,660	$56,034
Atlanta	332,102	235,387
Charlotte	89,310	83,497
Nashville	120,243	68,287
Raleigh	117,038	75,658
Total	$755,353	$518,863
Year ended December 31,	2022	2021
Net income (loss):
Alabama	$10,694	$3,920
Atlanta	81,403	43,969
Charlotte	19,209	10,084
Nashville	24,914	9,376
Raleigh	28,819	8,855
Segment total	165,039	76,204
Corporate(1)	(24,595)	(13,674)
Total	$140,444	$62,530
(1)
Corporate primarily includes corporate overhead costs, such as payroll and benefits, business insurance, information technology, office costs, outside professional services and travel costs, and certain other amounts that are not allocated to the reportable segments. For the year ended December 31, 2021, the Corporate balance includes $5.1 million of income from forgiveness of a PPP loan.

As of December 31,	2022	2021
Assets:
Alabama	$32,840	$33,621
Atlanta	83,343	62,333
Charlotte	17,659	20,350
Nashville	25,921	28,580
Raleigh	28,900	27,019
Segment total	188,663	171,903
Corporate(1)	34,709	29,285
Total	$223,372	$201,188
(1)	Corporate primarily includes cash and cash equivalents, property and equipment, and other assets that are not allocated to the segments.
Note 17 – Subsequent event:
On May 23, 2023, the Company entered into a letter of intent to purchase substantially all of the assets of Devon Street Homes LP (Devon Street). Devon Street is an emerging builder of single-family homes in Houston, Texas, and targets entry-level and first-time homebuyers. Pursuant to the letter of intent, the purchase price will equal the net assets of Devon Street on a cash-free, debt-free basis, plus an agreed upon premium which is comprised primarily of real estate inventory, subject to purchase price adjustments. The Company intends to fund the acquisition, with an estimated purchase price of $80 million, primarily from cash on hand, availability under the Credit Facility and a three-year promissory note in the principal amount of $5 million payable to the seller. In addition to the purchase price, the agreement also contemplates two earnout payments that will be paid to the seller upon the achievement of certain gross margin targets and contracting for future lots. The Company is targeting for the transaction to close in the third quarter of 2023.
The Company has evaluated events and transactions for potential recognition or disclosure through July 28, 2023, the date which our audited financial statements were issued. The Company has determined there are no additional subsequent events that require recognition or disclosure.

Shares

Smith Douglas Homes Corp.

Class A Common Stock
PROSPECTUS
J.P. Morgan	BofA Securities	RBC Capital Markets	Wells Fargo Securities
Wolfe | Nomura Alliance
     , 2023

PART II

Information not required in the prospectus
Item 13.	Other expenses of issuance and distribution.
The following table sets forth all fees and expenses, other than the underwriting discount payable solely by Smith Douglas Homes Corp. in connection with the offer and sale of the securities being registered. All amounts shown are estimated except for the SEC registration fee, the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee and the exchange listing fee.
SEC registration fee	$ *
FINRA filing fee	*
Exchange listing fee	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent fees and expenses	*
Miscellaneous fees and expenses	*
Total	$ *
*	To be provided by amendment.
Item 14.	Indemnification of directors and officers.
Section 102 of the General Corporation Law of the State of Delaware currently permits a corporation to eliminate the personal liability of directors and certain officers of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director or officer, except where the director or officer breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, or obtained an improper personal benefit. In addition, liability will not be eliminated for (i) directors who authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or (ii) officers in connection with derivative actions. We expect to adopt an amended and restated certificate of incorporation, which will become effective upon the consummation of this offering, and which will provide that none of our directors or officers shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director or officer, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors or officers for breaches of fiduciary duty.
Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
Upon consummation of the Transactions, our amended and restated certificate of incorporation and amended and restated bylaws will provide indemnification for our directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware, subject to certain limited exceptions. We will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed at our request to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an Indemnitee), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.
Prior to the consummation of this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and our amended and restated certificate of incorporation and amended and restated bylaws against any and all expenses, judgments, fines, penalties, and amounts paid in settlement of any claim. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for the reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our amended and restated certificate of incorporation and amended and restated bylaws.
We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.
In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers, and persons who control us within the meaning of the Securities Act, against certain liabilities.
Item 15.	Recent sales of unregistered securities.
On June 20, 2023, the Registrant issued 100 shares of the Registrant’s common stock, par value $0.0001 per share, to an officer of the Registrant, for $0.01. The issuance of such shares of common stock was not registered under the Securities Act, because the shares were offered and sold in a transaction by the issuer not involving any public offering exempt from registration under Section 4(a)(2) of the Securities Act.

Item 16.	Exhibits and financial statements.
(a)  Exhibits
The following documents are filed as exhibits to this registration statement.
Exhibit No.
1.1**	Form of Underwriting Agreement.
3.1**	Certificate of Incorporation of Smith Douglas Homes Corp., as in effect prior to the consummation of the Transactions.
3.2**	Form of Amended and Restated Certificate of Incorporation of Smith Douglas Homes Corp., to be in effect upon the consummation of the Transactions.
3.3**	Bylaws of Smith Douglas Homes Corp., as in effect prior to the consummation of the Transactions.
3.4**	Form of Amended and Restated Bylaws of Smith Douglas Homes Corp. to be in effect upon the consummation of the Transactions.
4.1**	Specimen Stock Certificate evidencing the shares of Class A common stock.
5.1**	Opinion of Latham & Watkins LLP.
10.1†**
Credit Facility, dated as of October 28, 2021, by and among Smith Douglas Building Services LLC, SDH Atlanta LLC, SDH Alabama LLC (f/k/a SDH Birmingham LLC), SDH Nashville LLC, SDH Raleigh LLC, and SDH Charlotte LLC; the Lenders and their Assignees; Wells Fargo Bank, National Association, as Administrative Agent; and Wells Fargo Securities, LLC, as Sole Lead Arranger and Bookrunner

10.2**
First Amendment to Credit Facility, dated as of December 19, 2022, by and among Smith Douglas Building Services LLC, SDH Atlanta LLC, SDH Birmingham LLC, SDH Nashville LLC, SDH Raleigh LLC, and SDH Charlotte LLC; the Lenders and their Assignees; Wells Fargo Bank, National Association, as Administrative Agent; and Wells Fargo Securities, LLC, as Sole Lead Arranger and Bookrunner

10.3**	Form of Tax Receivable Agreement, to be effective upon the consummation of the Transactions.
10.4**	Form of LLC Agreement of Smith Douglas Holdings LLC, to be effective upon the consummation of the Transactions.
10.5**	Form of Registration Rights Agreement, to be effective upon the consummation of the Transactions.
10.6#**	2023 Incentive Award Plan.
10.7#**	Form of Stock Option Grant Notice and Stock Option Agreement under the 2023 Incentive Award Plan.
10.8#**	Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement under the 2023 Incentive Award Plan.
10.9#**	Non-Employee Director Compensation Program.
10.10**	Form of Indemnification Agreement
10.11**	Clawback Policy
16.1*	Letter regarding change in certifying accountant.
21.1**	List of Subsidiaries
23.1**	Consent of Ernst & Young LLP, as to Smith Douglas Homes Corp.
23.2**	Consent of Ernst & Young LLP, as to Smith Douglas Holdings LLC.
23.3**	Consent of Latham & Watkins LLP (contained in its opinion filed as Exhibit 5.1 hereto).
23.4**	Consent of John Burns Real Estate Consulting, LLC
24.1**	Power of Attorney (included on the signature page of the initial filing of the Registration Statement).
99.1**	Consents of Director Nominees
107**	Filing Fee Table
*	Filed herewith
**	To be filed by amendment
#	Indicates management contract or compensatory plan
†	Certain portions of this exhibit (indicated by “[***]”) have been omitted pursuant to Regulation S-K, Item (601)(b)(10).

Item 17.	Undertakings.
(h)
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(i)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Smith Douglas Homes Corp. pursuant to the foregoing provisions, or otherwise, Smith Douglas Homes Corp. has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Smith Douglas Homes Corp. of expenses incurred or paid by a director, officer or controlling person of Smith Douglas Homes Corp. in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Smith Douglas Homes Corp. will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(j)	The undersigned hereby further undertakes that:
(1)
For purposes of determining any liability under the Securities Act the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by Smith Douglas Homes Corp. pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, Smith Douglas Homes Corp. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Francisco, state of California, on this    th day of    , 2023.
Smith Douglas Homes Corp.

By:
Name:	Gregory S. Bennett Chief
Title:	Executive Officer, President, and Director
POWER OF ATTORNEY
Each of the undersigned officers and directors of Smith Douglas Homes Corp. hereby constitutes and appoints Gregory S. Bennett and Russell Devendorf, and each of them any of whom may act without joinder of the other, the individual’s true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign this registration statement of Smith Douglas Homes Corp. on Form S-1, and any other registration statement relating to the same offering (including any registration statement, or amendment thereto, that is to become effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended), and any and all amendments thereto (including post-effective amendments to the registration statement), and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities set forth opposite their names and on the date indicated above.
Signature	Title

Chief Executive Officer, President, and Director (Principal Executive Officer)
Gregory S. Bennett

Chief Financial Officer (Principal Financial Officer)
Russell Devendorf

Chairman and Director
Thomas L. Bradbury

Director
Julie Bradbury

Director
Jeffrey T. Jackson

Director
Neil B. Wedewer